SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐            No           ☒

Portugal Telecom

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company” refer to Portugal Telecom and its subsidiaries or any of them as the context.

Portugal

Wireline Euro 1,948 million (revenues)	• Retail, large corporates’ voice and data, ISP and broadband services [PT Comunicações100%] • SMEs’ voice and data [PT Prime 100%]
Mobile	• TMN 100%
Euro 1,518 million (revenues)

Main international assets

			Revenues (Euromillion)
Vivo 29.71%	• Brazil	• Mobile	3,138
Unitel 25% (*)	• Angola	• Mobile	1,120
CTM 28%	• Macao	• Wireline, mobile	219
MTC 34% (*)	• Namibia	• Mobile	124
CVT 40% (*)	• Cape Verde	• Wireline, mobile	71
Timor Telecom 41.12%	• East Timor	• Wireline, mobile	35
CST 51% (*)	• São Tomé e Príncipe	• Wireline, mobile	12
UOL 28.78%	• Brazil	• ISP, contents and Internet	n.a.

(*) These stakes are held by Africatel, which is controlled 75% by PT.

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [PT Contact 100%]; Pension funds management [Previsão 82.05%]

Chairman’s message

In 2009, PT consolidated the strategic path initiated at the end of the mandate of the 2006-08 triennium with the implementation of the plan that was presented to the Shareholders and that was approved by a large majority in the most participated Shareholders Meeting of PT’s history, which took place on 2 March 2007. This plan was further extended and consolidated, in April 2008, with the approval of the strategic plan by the Board of Directors, which builds the foundations for future profitable growth.

Also during 2009, PT consolidated its presence in the markets where it operates, by continuing to launch new products and services that allowed the Company to maintain a leading competitive position in each respective market.

A new Board of Directors for the period between 2009 and 2011 was elected in the Annual General Meeting that took place in April 2009. This new Board of Directors will continue to define and implement PT’s strategy, focused on the relentless pursuit of opportunities to grow and consolidate further PT’s presence in the markets where the Company operates.

Despite the adverse economic environment, in 2009, PT’s revenues grew by 0.9% y.o.y to Euro 6.8 billion and its EBITDA grew by 0.9% to Euro 2.5 billion. As a result of the strong focus in PT’s international geographies, 51.5% of revenues and 44.0% of EBITDA were generated by international assets. PT delivered net income of Euro 684 million, up by 18.7% y.o.y, which represented an earnings per share of Euro 0.78, up by 22.9% y.o.y. I am fully convinced that this performance reflects the growth strategy defined by the Board of Directors and implemented by the Company. The diversification within different geographies has enabled PT to have a good growth profile and at the same time a stable cash-flow generation, which has allowed for a strong shareholder remuneration policy and the required investment for the sustainability of PT’s business.

PT is committed to having Portugal as one of the most advanced nations in information society

During 2009, PT reinforced its commitment and investment in the development and implementation of new technologies, services and products to further promote the information society and the info-inclusion of all citizens in the market where it operates.

In Portugal, PT announced an ambitious project to cover one million households with fibre-to-the home (FTTH), thus taking a decisive and firm step to improve the speed and quality of the broadband access, turning Portugal a reference case in the development of next generation access networks. PT also continued to invest significantly in the next generation access wireless networks, with the continued development of the 3G and 3.5G technologies, both in terms of coverage and also in terms of capacity. PT also continued to promote the convergence of fixed and mobile networks and the convergence of telecoms, multimedia and information services as a means to develop further the access of individuals to information at anytime and anywhere and to develop further the services offered and fulfil the communication needs of corporations, SMEs and SOHOs.

In Brazil, PT also continued to promote the coverage of 3G and 3.5G technologies through Vivo. In the other international operations and geographies, PT, together with its partners, also continued to deploy efforts in the coverage and capacity of its wireless and fixed networks, thus further contributing to the development of the information society in all countries where PT operates.

Shareholder remuneration policy

In May 2009, PT announced a new shareholder remuneration policy consisting of the proposal to pay dividend per share of Euro 0.575 for the fiscal years 2009-11, the mandate of the new Board of Directors. With the announcement of this remuneration policy, PT aimed to provide clear, visible, predictable and attractive remuneration profile to its shareholders. This programme was proposed following a thorough assessment of PT’s operational and financial prospects and intends to, while adequately remunerating shareholders, maintain the PT’s operational and financial flexibility, thus allowing a continued investment in the development of new products and services and the ability of PT to continue to design and establish a growth paradigm in the markets where it operates.

This new shareholder remuneration package follows the one that was approved in the General Shareholders Meeting that was held in March 2007 and that was fully implemented with the payment, in April 2009, of the dividend related with fiscal year 2008 and that represented the return of Euro 5.8 billion to shareholders through dividends, share buyback and the spin-off of PT Multimedia. This new shareholder remuneration policy will start to be implemented, upon approval by shareholders in the upcoming Annual General Shareholder Meeting, with the payment of the dividend per share of Euro 0.575 related with fiscal year 2009, as proposed by the Board of Directors.

Ambition for the future

PT will continue to develop further its international agenda, aiming at continuing to be a relevant operator in the Portuguese-speaking geographies and in the international landscape. At the same time, PT will continue to position itself as a leading-edge technology operator, aiming at providing advanced and convergent services to meet the needs of all its customers and further enhance its growth profile. PT will also continue to be focused on providing attractive and adequate returns to its shareholders, while at the same time providing adequate compensation and opportunities to all its employees and stakeholders in general.

I would like to thank for the support and confidence we received from our shareholders and to ensure that the Company remains committed to continue to deliver on the strategy defined by the Board of Directors in the best interest of all shareholders.

CEO’s message

Dear Shareholders,

Building on the transformational process initiated in 2008, we set out five strategic business objectives at the onset of our current mandate for 2009-2011, namely:

1.              Reach 100 million customers at the end of 2011;

2.              Increase the contribution of international revenues to two-thirds of total revenues;

3.              Reinforce our leadership in all the markets where we operate;

4.              Achieve top quartile operational and financial performance among European peers, and

5.              Become a reference in sustainability in all the geography where we operate.

It pleases me to inform you that Portugal Telecom’s 2009 results have taken us a step closer to fulfilling these ambitious targets. Based on a business approach clearly focused on innovation and execution, in order to build a structural competitive advantage over time, PT’s operational performance in 2009 confirmed the positive trends we started to witness in the previous year, namely:

•                  The continued success of the Meo triple-play offer in Portugal is supporting market share gains in Pay-TV and broadband, as well as leading to a significant improvement in fixed line disconnections. This has supported an acceleration of wireline retail revenues and positive growth in gross profit in the fourth quarter.

•                  Post-paid customer growth, underpinned by the success of wireless broadband, is improving the mobile customer mix in Portugal.

•                  Vivo’s leadership in voice and data in Brazil was reinforced, notwithstanding aggressive competitive conditions, and against a backdrop of improving profitability derived from greater scale and efficiency.

•                  Assets in Africa and Asia continued to post solid growth in terms of customers (+23%) and financial results.

As a result, PT added nine million new customers across all our properties and reached a total of 72 million customers (+15%). During 2009, we continued to increase our international exposure. In fact, our international business now accounts for 84% of our customers, with a significant portion coming from Brazil, 51.5% of our revenues and 43% of our net income.

Domestic market

Notwithstanding a challenging economic, regulatory and competitive environment, PT performed strongly across all its business segments, adopting an attacker mindset based on continuous innovation and an increased understanding of the shifting customer behaviours and preferences.

In the residential segment, PT continued to market Meo’s Pay-TV service aggressively and launched new features aimed at continuously differentiating our offer. We also added new content, through partnerships signed with leading content suppliers, in particular with regard to Portuguese content. Meo continued to provide a disruptive Pay-TV offer in the market, offering access to a wide choice of channels, high-definition, latest generation set-top boxes with video recording (PVR), electronic programming guide, and remote PVR. Throughout 2009, we also introduced a number of new features such as a photo sharing service, games and information services, leveraging on the leading internet portal in Portugal (“Sapo”), which is owned by PT.

In the personal segment, PT continued to pursue several initiatives around mobile internet and TV, launching new smartphones and other data-enabled phones. PT also launched new applications aimed at increasing usage of data and other value added services, namely new interactive applications for social media and also launched a mobile TV offer, leveraging on Meo’s brand.

In the SME and SOHO segment, PT continued to leverage on fixed-mobile convergent solutions, aimed at simplifying the communication services offered and also allowing PT to offer increasingly more customised solutions for specific market segments. In the corporate segment, we continued to take advantage of the blurring of the boundaries of telecoms and IT, offering new and more sophisticated high-value services to our customers, essentially with the aim of profitably increasing PT’s share of wallet.

Overall, PT continued to strengthen its market share in the domestic market, across both the wireline and mobile platforms. In wireline, we continued to take significant share in Pay-TV, increasing our market share from 13.6% to 23.0% at the end of the year. The success of our triple-play offer also underpinned improving fixed broadband trends, with an increase in market share from 43.4% to 46.2% . Notably, the level of net fixed line disconnections also improved substantially from 173 thousand in 2008 to 96 thousand in 2009, of which only 31 thousand in the second half of 2009. In mobile, we also reinforced our leadership in the market, adding 319 thousand new SIM cards and improving the share of service revenues by 0.5pp to 43.1% . In terms of wireless broadband and smartphones, TMN is clearly the leader in the market with over 50% market share in both cases.

International Market

PT continued to centre its international strategy mainly on Portuguese-speaking countries and on a distinctive vision of continuous customer-driven innovation, bringing to bear best practices across all our operations. We specialised in two core international geographies: Brazil and Sub-Saharan Africa — markets that will continue to be driven by significant growth in penetration of wireless services, and where we enjoy close cultural ties.

In Brazil, Vivo continued to build the foundations for future profitable growth, while ensuring the sustainability of its leadership in the Brazilian mobile market. Vivo’s market share of customers remained flat at 30% in 2009, supported by strong commercial activity in 4Q09, when market share of net additions reached 37%. In a highly competitive environment, Vivo also improved the profitability of its operations, increasing its EBITDA margin to circa 30% in 2009. As a result, Vivo more than doubled its net income and announced a full payout for the second consecutive year.

Worth highlighting MTC in Namibia, which posted a solid performance during 2009, with customers growing by 27% and EBITDA by 25% in Euros. Against a backdrop of adverse economic and regulatory environment, CVT,

Cape Verde’s telecom operator, continued to invest in the quality of its infrastructure and in the differentiation of its services.

The performance of Timor Telecom was also noteworthy. In 2009, the company invested significantly in the coverage and quality of its services, and repositioned its brand and improved its commercial efforts. As a result, Timor Telecom increased its mobile customer base by 181%, which underpinned top line and EBITDA growth in the range of 30%.

In 2009, PT sold its equity stake in Medi Telecom, which generated a capital gain of Euro 267 million, in line with its commitment to its three core geographies and its strategic and financial discipline.

Investment

It is our belief that we can build a structural competitive advantage if we can bring to bear our investments in leading-edge technology to provide more and better quality services more quickly to our customers. We believe that it can be a key driver for growth in a continuously changing and evolving market.

In 2009, PT developed an ambitious investment programme on next generation access networks, both in fixed in mobile, with this objective in mind. At the end of the year, PT had covered 965 thousand households with fibre-to-the-home (FTTH), thus turning Portugal into a case study in the development of next generation access networks. It is our understanding that FTTH is the right technological investment for those companies that believe that the network is not a commodity and that network architecture can become a structural competitive advantage in the corporate and residential markets. PT also continued to invest significantly in the development of the 3G and 3.5G technologies, in terms of coverage and capacity, in both Portugal and Brazil.

Financial results and remuneration

In terms of financial performance, PT increased revenues and EBITDA in circa 1% in 2009 to Euro 6.8 and 2.5 billion respectively, while net income increased by 19% to Euro 684 million and earnings per share by 23% to Euro 0.78. From financial position standpoint, 2009 results reinforced the company’s balance sheet strength, allowing for a reduction in overall indebtedness, notwithstanding the level of investment across all our operations.

With regard to the share price, PT performed very strongly in 2009, providing a total return to our shareholders of 55%, including the Euro 0.575 dividend paid, and which compares very favourably with the peer group that presented a total shareholder return of 19%.

Sustainability

Sustainability and social responsibility continued to be at the very heart of PT’s strategy and operations. As a result of the continued investment in a sustainable business model, PT continued to be part of FTSE4Good index and was awarded in Portugal the Sustainable Development 2009 Award and the Citizenship of

Corporations and Organisations 2009 Award. PT’s corporate brand is amongst the fifty most valuable brands of the telecommunications sector across the world, while its two main commercial brands — meo and tmn — are the leading brands in Portugal in terms of brand recognition.

At the environmental level, PT continued to certify the energy performance of its buildings and reinforced the programme to replace lighting and cooling equipments by new and more efficient solutions. At the social level, PT developed several initiatives, of which it is worth highlighting the programme to support its unemployed customers, through a special offer, and the partnership with AMI to support the medical treatment of the dengue disease in Cape Verde. PT also continued to invest in the social inclusion in the communities where it is present, for example through the distribution of laptops and computers in countries like Cape Verde, São Tomé e Principe and East Timor.

Future prospects

We have set an ambitious growth agenda along the five strategic business objectives outlined above. In light of our business vision, which is underpinned by long-term investments to build a structural competitive advantage in our markets, we are challenging the status quo in our industry and laying the foundations to secure lasting growth and prosperity for our company and the creation of value for our shareholders. Internationally, we intend to manage our footprint depending on opportunities and our ability to create value, always abiding by a strict strategic and financial discipline.

On 14 May 2009 PT announced a new three-year dividend plan, which proposes to distribute a dividend per share of Euro 0.575 per annum. This plan offers an attractive and predictable remuneration policy to our shareholders, combined with above-average growth prospects, by leveraging on our international portfolio and improving domestic operations.

Finally, I would like to thank the support we received from our shareholders, the commitment and professionalism of our employees and the trust provided by both our customers and our suppliers, without all of whom these results would not have been possible.

01

Macroeconomic environment

2009 was marked by a severe slowdown in activity in the largest economies areas as a consequence of the global financial crisis that began in 2007. This evolution was determined above all by the deterioration of economic agents, translated into a decline in demand and a collapse of the flow of international commerce during the first half of the year. The recession took place in a framework of less availability of liquidity in financial markets and, therefore, in a more restrictive financing environment. The authorities responded by lowering reference interest rates to levels close to zero, by injecting liquidity into the financial system and, in terms of budgetary policy, by using tax incentives to promote the consumption of durable goods and an increase in the public expenditure in infrastructures.

GNP Growth, Selected Economies (%)

Source: IMF, National Statistics Institutes.

As a result of the aggressiveness of these incentives, there were clear signs of acceleration of economic activity and also of financial stabilisation in 2H09, especially in 4Q09. This latter translated into a gradual narrowing of the spreads in the monetary and credit markets, reflecting a decrease in risk-aversion and an increase in the confidence levels of financial institutios. In the Euro Zone, as the main ECB interest rate decreased from 1.5% to 1%, the 3-month Euribor rate decreased throughout the year, from 2.89% to 0.7% . Although still at higher levels than before the crisis, credit spreads have narrowed, as the iTraxx Financials index, relative to Credit Default Swaps, has decreased from a maximum of 206 bps in March to 75 bps at the end of the year.

Liquidity Premium, Financial Sector

(Cash Bonds vs. CDS Spreads, base points)

Source: Bloomberg.

Although oil prices soared in 2009 (from USD 42 to USD 77 per Brent barrel) the productivity increase observed in the main economies allowed growth to take place in an environment of low inflation and interest rates. This fact has benefited stock markets, especially from 2Q09 onwards. In the United States, Dow Jones, Nasdaq and S&P500 indices have increased by 18.8%, 43.9% and 23.5% per annum, respectively. In the Euro Zone, DAX, CAC 40 and IBEX indices have increased by 23.9%, 22.3% and 29.8%, respectively. As a reflection of the more favourable perspectives for emerging markets, the Bovespa (Brazil), Shanghai Composite (China) and Sensex (India) indices have increased by 82.7%, 79.9% and 81%, respectively.

Year-on-Year Inflation Rate (%)

Source: Bloomberg.

Main Stock Indices

Source: Bloomberg.

International Economic Environment

The US economy was marked in 2009 by high levels of uncertainty as to the evolution of economic activity and the stability of the financial system, as the GDP fell in 1H09 (-6.4% and -0.7% in annual terms, in 1Q09 and 2Q09, respectively). Against this backdrop, the US authorities have reacted decisively. As to monetary policy, the Federal Reserve Bank, after bringing the reference interest rate to levels between 0% and 0.25% and adopting several measures to increase liquidity in 2008, increased the use of non-conventional measures in 2009. These included, among others, a program for the acquisition of mortgage-backed securities (up to USD 1,200,000 million) and another for the acquisition of public debt bonds (up to USD 300,000 million). The Fed’s measures have contained the increase of 10-year Treasury yields (from 2.21% to 3.38% throughout the year). In terms of the US budget, there have been several incentives, such as the American Recovery and Reinvestment Act, involving an amount of nearly USD 800,000 million, comprised of tax reductions, fiscal credits for the acquisition of home and durable goods, social and financial support for the unemployed, and a reinforcement of public expenditure, particularly as regards infrastructures and energy.

Balance of the US Federal Reserve

Source: Reuters EcoWin Pro.

As a result of monetary and budgetary incentives, the US economy showed a trend toward recovery in 2H09, with annualised growth of 5% in 4Q09. In this context, the GDP fell by only 2.6% in 2009. Private consumption and investment decreased in annual terms but with significant improvements in 2H09, particularly in the consumption of durable goods and residential investment. The beginning of a favourable cycle for investment in stock replenishment a more visible stabilisation of the housing sector and the impact of the USD depreciation on the competitiveness of American exports contributed also decisively to the improvement of economic activity.

USD, Effective Exchange Rate

Source: Reuters EcoWin Pro.

The commitment of the US authorities to economic and financial stability had an important impact on the confidence levels of economic agents, enabling the return of optimism to the markets right after March. This was expressed as a strong valuation of the main stock market indices and a narrowing of credit spreads.

Besides the improvement in the economic outlook, the financial markets also benefited from the expectations of low inflation (-0.3% in 2009), along with high excessise productive capacity (of which unemployment, hitting 10% of the active population at the end of the year, noteworthy). The low interest rate environment has contributed to making the USD the main instrument of carry trade, financing investments in assets of higher return, especially in emerging and commodity-exporting economies. This fact has sustained USD depreciation, which surpassed 16% in effective terms between March and December.

The economy of the Euro Zone performed differently in 1H09 and 2H09. 1H09 was marked by a strong contraction in activity (declines of 2.4% and 0.2% q-o-q in 1Q09 and 2Q09, respectively) following the recession, which started in 2Q08, with declines in exports and investment. This performance should be analysed in the context of the consequences of the financial crisis, which was at its peak in September and October 2008. The contraction of liquidity and the strong deterioration in confidence levels in the last months of 2008 led to a general decrease in confidence and demand, translating into a strong contraction of external demand. This had an especially negative impact in Germany, with an expected GDP decrease close to 5% in 2009, the worst result since World War II. Several economies of the Euro Zone continued to suffer the effects of a recession in the housing sector, which amplified the negative adjustment of demand. Throughout the year, the GDP of the Euro Zone fell close to 4%.

3Q09 and 4Q09 showed, however, a return to positive activity growth (variations of 0.4% and 0.6% q-o-q, respectively) after five consecutive quarters of contraction. This performance benefited from an improvement in exports, a favourable effect of replenishment investments in stock (favouring industrial activity), and government monetary and budgetary incentives. Internal demand, however, has demonstrated poor performance, marked by restrictions in the financing of private consumption and investment, deterioration of the conditions of the labour market (especially the progressive increase in the unemployment rate up to 10% of the active population at the end of the year), and an increase in precautionary savings.

Refi and Euribor Rates (%)

Source: Bloomberg.

As to prices, the average annual inflation was marginally above 0% (after 3.3% in 2008), as a result of the absence of upward pressures on prices from demand, as well as from the evolution of energy prices, with the statistical effect of the decrease in oil prices compared to 2008. In this context, until May, the European

Central Bank implemented a policy of reduction of the reference interest rates. The European monetary authority lowered its main interest rate 50 base points twice in January and March and 25 base points twice in April and May. Since October 2008, the interest rate was reduced from 4.25% to 1% and the marginal lending and deposit rates were also reduced in 125 and 175 base points, respectively. Moreover, it supplied ample liquidity to the banking system as three unlimited 12-month operations to supply liquidity stand out (amounting to EUR 614,000 million), the first two with a fixed rate of 1% and the third one at a rate indexed to the refinancing operations.

Euro Zone— Spreads of Yields of

10-Year Public Debt Bonds

Source: Bloomberg.

The expansionist budgetary policies carried out by national governments, aiming at stimulating internal demand, led to considerable deterioration of public accounts, as the budget deficit in the Euro Zone as a whole increased from 2% to 6% of GDP. The Current Accounts Deficits of Greece, Ireland and Spain are noteworthy, surpassing 10% of the GDP. This evolution translated itself into a deterioration of the sovereign risk (a widening of the public bond yield spread of these governments relative to German bonds) that especially penalised Greece and Ireland, which suffered downgrades of the respective ratings at the end of the year, as well as other economies of the periphery of the Euro Zone, such as Italy, Spain and Portugal, the last two suffering downgrades in the outlook of their respective ratings.

EUR/USD

Source: Reuters EcoWin Pro.

Economic Developments in PT’s main geographies

Portugal

Reflecting the effects of the global economic crisis, there was a 2.7% GDP contraction in the Portuguese economy. This performance was less intense than in Portugal’s main partners within the European Union (GDP drops of 3.7% in Spain, 2.8% in France and 4.5% in the United Kingdom). Besides a less severe recession, Portugal was one of the first EU economies to abandon the cycle of negative variations of the GDP, right after the 2Q09.

This behaviour is explained by the fact that the demand was not affected, as in other economies, by strong negative richness-effects related to adjustments in the real estate market, nor by situations of instability in the financial system. Therefore, the recession of the Portuguese economy in 2009 was the result of the slump of external demand as well as of natural deterioration of trust levels of companies and families, with a negative impact on consumption and above all on investment. These two indicators were also affected by stronger restrictions of financing criteria of economic activity, as the result of less liquidity available in international financial markets. Therefore, in 2009, exports fell by 12.3% after having decreased by 0.5% in the previous year. This decrease was due to most goods and services, as well as most export destinations of the European Union. Reflecting the contraction of internal demand, imports fell by 10.7% throughout the year, after having increased by 2.1% in 2008.

The deterioration of expectations considering the evolution of internal and external demand, the high levels of uncertainty and tighter credit availability have weighed decisively on investment levels, which fell in real terms by 12.6% . Apart from fixed capital expenditures, this evolution was also due to a reduction of the level of stocks, which increased the negative contribution of investment to the GDP. Thus, the investment of companies fell in real terms by circa 15%, which was not compensated by the strong increase in public expenditure (circa 13%), the main expression of budgetary incentives to economic activity (public expenditure increased in real terms by 2%). Family investment in housing enhanced the downward trend observed in the previous year, which was close to -12%.

A decline in confidence levels and increased uncertainty translated into a fall of around 0.8% in private consumption. This evolution took place in spite of a raise of the available income of families as the result of the fall of the interest rates and above all of the increase of the State transfers, being explained mostly by an attitude of precaution adopted by families. Therefore, 2009 was marked by a significant increase of the savings rate, to a value slightly above 8% of the available income. This increase interrupted a continued downward trend in family savings observed since 2002. The negative evolution of private consumption is explained by the strong decline of consumption of durable goods, as expenses in non-durable goods increased marginally above zero. Purchasing power of families took advantage of negative inflation throughout 2009. In average annual terms, inflation fell from 2.6% to -0.8% . This fact contributed in the first place to a strong increase in the price of raw materials (especially oil), but it is also result of the recession environment in 2009, which strongly restricted the abilty of companies to increase prices.

Portugal — Main Macroeconomic Indicators

Real growth rates (%), except when indicated.	2002	2003	2004	2005	2006	2007	2008	2009 E

GDP	0.8	-0.8	1.5	0.9	1.4	1.9	0.0	-2.6
Private Consumption	1.3	-0.1	2.5	2.0	1.9	1.6	1.6	-0.8
Public Expenditure	2.6	0.2	2.6	3.2	-1.4	0.0	0.5	2.0
Investment	-4.7	-8.3	2.5	-1.5	-0.3	3.2	-0.1	-12.6
Exports	1.5	3.9	4.0	2.0	8.7	7.5	-0.5	-12.3
Imports	-0.7	-0.8	6.7	3.5	5.1	5.6	2.1	-10.7
Inflation (Consumer Price Index)	3.6	3.3	2.4	2.3	3.1	2.5	2.6	-0.8
Budget Deficit (% of GDP)	-2.8	-2.9	-3.4	-6.1	-3.9	-2.6	-2.7	-9.3
Public Debt (% PIB)	55.5	56.9	58.3	63.6	64.7	63.5	66.4	76.6
Unemployment Rate (% of active population)	5.1	6.4	6.7	7.6	7.7	8.0	7.6	9.2
Current Accounts Deficit(% of GDP)	-6.0	-3.3	-5.7	-8.3	-9.3	-8.1	-10.5	-8.3

Sources: INE, Bank of Portugal, Ministry of Finance, European Commission, OECD, ES Research.

Notwithstanding the negative evolution of exports, 2009 was marked by a correction of the Current Accounts Deficit or External Deficit, from 10.5% to a value around 8.3% of the GDP. This fact reflects the process of deleverage undertaken by the private sector in 2009, as well as a reduction of the energy deficit. The reduction of the needs of financing of the private sector meant an increase in the needs of financing of the Public Administrations mainly as a result of the budgetary incentives to economic activity, but also reflecting the effects of the bottom phase of the economic cycle on public accounts. In this framework, the budget deficit rose from 2.7% to 9.3% of the GDP.

Emerging Markets

One of the most significant facts in 2009 was the relative dynamism of emerging economies. Although decelerating in comparison to 2008, the GDP of these economies grew 2.1%, as compared to -3.2% in developed economies and -0.8% in world economy. This dynamism is the result of a lower direct exposure to the financial crisis and, in some economies, of greater speed and aggressiveness in using activity incentives. Nevertheless, more than a mere conjunctural effect, this favourable performance should be associated with a structural trend. The strong growth of urban population and of income per capita in emerging economies demand an enormous effort of investment in infrastructures, including transportation, energy, communications and information. Investment in the main economies of Asia, Latin America, and Africa are thus one of the main drivers of the world’s economic growth.

Growth of World GDP, Emerging vs, Developing Markets
(Quarterly Variations per Annum, %).

Source: IMF, ES Research.

In 2009, in the context of emerging markets, the case of China stands out. The strong Chinese economic growth not only promotes intra-Asian dynamism, but also propels the exporting sectors of the main advanced and emerging economies. Chinese GDP grew by 9% in 2009, accelerating towards the end of the year with double-digit growths, bringing it closer to the dynamism observed before the global financial crisis. The performance of the Chinese economy was mostly the result of strong increase in investment and consumption. China reacted promptly to the recessive cycle of global activity, reorienting the growth pattern towards internal demand, from a strong acceleration of the credit volume (benefiting consumption and housing investment) and an aggressive investment effort in infrastructures.

Latin America, especially Brazil

Altogether, Latin American economies suffered the impact of the global economic crisis due to the increased global restrictions on financial markets and, above all, the decline of the flows of international commerce in the first half of the year. This decline resulted in less favourable evolution of exports, with negative impacts on investment. Within this framework, GDP growth of Latin American economies fell from 4.2% to -2.7% . The performance within the region varied among different economies, where Brazil’s economy stood out, with an annual GDP change around 0% and a very visible recovery in the second half of the year.

The resilience of the Brazilian economy vis-à-vis the worst period of the global recession in 2009 enabled a process of quick recovery of the main economic and financial indicators, in line with the other BRIC countries such as China and India. The implementation of an expansionist economic policy similar to the ones adopted by the main global economies did not result in a significant deterioration of the sustainability indicators of the public and external accounts, enabling the country to maintain a positive outlook of reduction of mid- and long-term credit risk indices. Sovereign ratings were confirmed in the first degree of investment grade by Standard & Poor’s and Fitch (BBB-) and aligned by Moody’s from Baa3 to Baa2 with positive outlook in 2009.

Market perception as to Brazil’s recovery capacity allowed its sovereign risk premium, expressed through the spreads of its 5-year Credit Default Swaps to be reduced from 300.5 base points to 122.5 base points throughout 2009. Such narrowing of the risk-aversion reverted the fall of financial flux from USD 48,900 million in 2008 to a net inflow of USD 18,800 million in 2009, increasing the amount of international reserves of Brazil’s Central Bank to a historical maximum of USD 239,000 million (USD 207,000 million in 2008) and the appreciation of the BRL/USD of 25.5%, to a final value of USD/BRL = 1.74.

BRL/USD, BRL/EUR and

(5-year) CDS spreads, base points.

Source: Bloomberg.

Monetary policy was conducted to contain the negative effects of recession initiated at the end of 2008. In an environment of low inflation, the SELIC rate (the interest rate of reference) was reduced to a historical minimum of 8.75% in July and kept unchanged until the end of 2009, after successive cuts (after reaching 13.75% in December 2008). The inflation rate (IPCA) ended 2009 below the central target of 4.5% but with a 4.3% variation, considering the maximum of 5.9% in 2008.

The budget indicators followed the dynamics of reduction of the economic activity and of adoption of incentives that reduced fiscal revenues in an environment of expenditure reduction, causing an increase in the nominal deficit to 3.2% of GDP until November 2009, compared to the 1.9% deficit observed in 2008. Notwithstanding the effects of interest on public debt, the primary budgetary result until November 2009 was a surplus of 2.25% of GDP, compared to 3.5% in 2008. Consolidated public debt reached 43.4% of GDP until November 2009, compared to 37.3% in 2008, but not much higher than that observed in 2007 (42.8% of GDP).

In this context, Brazilian GDP demonstrated a real variation around 0% in 2009, after a strong expansion of 5.1% in 2008. Nevertheless, between the 1H09 and 2H09, activity indicators showed a very positive evolution, mostly due to internal demand (consumption and investment). Domestic factors had the most significant weight in the evolution of economic activity, especially taking into account the relatively low level of openness of the Brazilian economy. In the 4Q09, GDP showed a q-o-q growth of 4%, and an expansion of the Brazilian economy around 5% is to be expected in 2010.

Brazil – Retail Sales
(y-o-y rate of change, %)

Source: Bloomberg.

The recovery of economic indicators and the reduced reference interest rates enabled the enlargement of the domestic credit volume to 44.9% of GDP through November 2009 (compared to 39.7% at the end of 2008). Such an evolution was the result of a bigger contribution from the credit offered by the public sector and a limited deterioration of the indicators of unsettled credit from the total of credit of the financial system, from 4.4% in 2008 to 5.8% in 2009. The financial system kept solid solvability indices, and the Basel Index kept well above the minimum requirement of 11% (18.4%, according to available data for the consolidated banking system in June 2009, compared to 17.7% in December 2008).

More sensitive to the slump of global economic activity and the subsequent fall in commodity volume and prices, Brazilian exports showed a 21.8% decrease in 2009 (+23.2% in 2008), as imports decreased 25.3% (+43.5%) in 2008. Consequentely, there was a trade surplus of USD 24.9 billion in 2009 compared to USD 25.3 billion in 2008. The current accounts deficit decreased to 1.4% of GDP, compared to 1.8% in 2008. The global decline of the direct investment flows observed in 2009 also affected Brazil, where inflows of financial resources through November amounted to USD 21 billion, compared to USD 45 billion in 2008.

The risk balance evidences the solid base for recovery of Brazilian economy that contributes first of all to a strong reduction of risk-aversion and later on to a growing risk-propensity throughout 2009. This, in turn, as led to an appreciation of assets exposed to the mid- and long- term potential of economic expansion that is best expressed through the circa 83% appreciation of the Bovespa stock market index.

As to other Latin American economies, it is worth mentioning the negative GDP growth observed in Argentina (-2.5%), México (-7.3%) and Venezuela (-2%).

Africa, especially Angola

In Africa, the impact of world recession was initially felt in the economies most integrated in international financial markets, such as South Africa (with an annual GDP decline of 2.2%) . This impact later spread to oil-exporting countries, including Angola, Algeria, Libya and Nigeria, as well as economies that export industrial goods such as Morocco and Tunisia. Nevertheless, the recovery of the international trade flows and the stabilisation of financial conditions in the second half of the year translated into a visible recovery of economic activity in the main African economies and a clear improvement of the growth perspectives for 2010 and 2011. Throughout 2009, Africa’s GDP grew by 1.9%, well above the world average. Individually speaking, it is worth mentioning, in Northern Africa, the 2.1% growth in Algeria, 5% in Morocco, and 1.8% in Libya. Among Portuguese-speaking African countries, Mozambique and Cape Verde grew by 6.1% and 3.5%, respectively.

In Angola, economic activity was directly affected by the decline in oil exports. On the other hand, the decrease of oil revenues (and consequently fiscal revenues) had a negative impact on liquidity in the economy, penalising investment in non-oil sectors. In this framework, GDP growth fell from 13.2% to circa 2% in 2009.

Angola – Oil Production (mb/d)

Source: OPEC.

Nevertheless, the recovery of economic activity at global level and the increase in oil prices observed in the 2H09 contributed to make visible, during the 2H09, signs of acceleration of the Angolan economy both in the oil sector and in the non-oil sectors. In 2009, Angola showed an average oil production level of 1.8 million barrels per day, recovering vis-à-vis the decrease observed during the first months of the year. At the end of the year, Angola was the seventh biggest oil exporter to the US and the biggest to China.

The promotion of recovery of national production by the Angolan authorities, the decrease of the costs of private activities and the improvement of the social conditions of the population contributed to improved conditions in 2H09, maintaining an environment of macroeconomic stability. In this context, a growth close to 10% is to be expected in 2010.

Angola – External Reserves
(USD thousands million)

Source: BNA.

Angola – AOA/USD and AOA/EUR

Source: Bloomberg.

Due to the depreciation of the kwanza vis-à-vis the currencies of Angola’s main commercial partners, which contributes to making imports more expensive, especially food, 2009 was marked by inflationist pressures. This effect was augmented by constraints in terms of logistics and distribution capacity. Annual inflation rose from 12.5% to a value close to 14%. This increase justified the adoption of restrictive measures in terms of monetary policy and reinforced the priority of developing logistics infrastructures (warehousing, transportation and distribution), as well as the increase of internal productive facilities.

02

Regulatory background

Portugal

Broadband markets. On 5 January the European Commission sent a letter to ANACOM, approving the deregulation of wholesale broadband access markets in the competitive areas. Those areas cover around 61% of all the Portuguese broadband lines and correspond to 184 main exchanges of Portugal Telecom.

On 14 January 2009, a final decision was issued, taking into consideration comments received from the European Commission, on the definition of the product and geographic markets, as well as SMP assessments and the imposition, maintenance, change or suppression of regulatory obligations with respect to the markets for wholesale (physical) network infrastructure access at a fixed location and wholesale broadband access.

Number Portability. On 4 February 2009, ANACOM approved Regulation 87/2009, which amends Regulation 58/2005 of 18 August - Portability Regulation, as well as the respective final consultation report. Regulation 87/2009 came partially into force on 4 March, 2009 and on 20 July, the rules concerning technical aspects and new deadline for number portability within mobile telephone services came into effect. On 8 July 2009, ANACOM approved Regulation 302/2009, implementing an additional amendement to the portabiliuty regulation, which clarified the method for calculating the terms applicable to the prior notice for submission of the electronic portability request and maximum response time to said request by the Donor Operator.

Next Generation Access Networks. On 18 February 2009, ANACOM granted an approval to the public consultation report on the regulatory approach to next generation access networks (NGAN). According to the principle of proportionality in the imposition of obligations, ANACOM considered a “step by step” approach:

•                  In competitive areas, only access to ducts is imposed, with improvements and equality of access, whereas other obligations are imposed (access to the actual fibre or dark fibre) only where there is a lack of space in ducts. As a last resort, where there is agreement between the parties, and as an alternative to access to own fibre or dark fibre, the option of virtual access to the network may be considered;

•                  In non-competitive areas, in addition to access to ducts, access to own fibre or dark fibre is also imposed, as well as virtual access to the network (advanced “bitstream”).

Between May and July, the Assistant Secretary of State for Public Works and Communications, approved the programmes and tender specifications of the public tenders for the installation, management, operation and maintenance of high-speed electronic communication networks in the Centre, North, Alentejo and Algarve Zones of Mainland Portugal, as well as Azores and Madeira.

On 6 February 2010, the Minister of Public Works and Communications announced the decision on the public tenders for the installation, management, operation and maintenance of high-speed electronic communication networks in the Centre, North, Alentejo and Algarve Zones of Mainland Portugal.

Digital Terrestrial Television. On 9 June 2009, ANACOM announced that PT Comunicações would be granted the certificates that allocate rights of use of frequencies, pursuant to the provision of the digital terrestrial television service (DTT), to which Multiplexers B to F (MUX B to F) are associated.

DTT began to be broadcasted on 29 April 2009, in 29 Portuguese municipalities. In September and at year-end, 60% and about 80%, respectively, of Portuguese households were already covered.

In December 2009, the pay-TV platform was finally granted to PT Comunicações by decision of the Administrative Court, putting an end to a litigation involving PT Comunicações and Air Plus.

Following PT Comunicações’ request, ANACOM decided, on 29 January 2010, to approve the draft decision to repeal the act of granting of rights of use of frequencies associated with Multiplexers B to F and, as a consequence, the five titles which evidenced the rights allocated to PT Comunicações, without forfeiture of the guarantee bond. It was likewise determined that the decision to repeal shall be retroactive in effect from the date of this draft decision.

The Board of the Regulatory Authority for the Media (ERC) decided, on 23 March 2009, to exclude the two applications submitted under the public tender for the licensing of a generalist programme service on a national basis with free unrestricted access (the 5th Channel). The applications were excluded because they failed to meet the legal and regulatory requirements for admission to the tender.

The interested parties have appealed and, on October 2009, the Court decided in favour of the appeal presented by one of the parties. ERC informed to appeal from the Court Decision. Up to date the licence for the 5th Channel has not been granted.

Electronic communications networks and infrastructure: (Decree-Law No. 123/2009). On 26 February 2009, the Council of Ministers approved a draft legislation establishing the framework applicable to the construction, access and installation of electronic communication networks and infrastructure, with the aim of facilitating either the removal or the mitigation of barriers to the construction of next generation network infrastructure. This draft was subjected to a public consultation procedure.

According to the communication issued by the Council of Ministers, this proposal «will respond to the clear need to define the framework governing development and investment by investors and/or operators of electronic communications in Next Generation Networks, as well as for the functioning of a competitive market. All are called upon to intervene in order to advance investment in the information society».

Pursuant to the draft approved by the Council of Ministers and taking into account the several contributions addressed by the entities that took part in the consultation procedure, Decree-Law No. 123/2009, dated 21 May 2009, in the Official Gazette, no. 98, Series I, establishes a new framework that applies to the construction of infrastructure apt for the accommodation of electronic communications networks, to the set up of electronic communications networks and to the construction of infrastructures for telecommunications in housing developments. This decree-law has already been amended, by Decree-Law No. 258/2009, of 25 September 2009, the latter having corrected some failures and having also clarified some aspects of the installation of infrastructures of Telecommunications in buildings (ITED) and of Infrastructures of Telecommunications in housing developments, urban settlements and concentrations of buildings (ITUR).

In particular, Decree-Law No 123/2009 sets forth several obligations in order to allow electronic communications operators to enjoy better conditions necessary to the installation and development of electronic communications networks.

For the above mentioned purpose, Decree-Law No. 123/2009 foresees the implementation of a Centralized Information System (SIC) to be managed and operated by ANACOM, whose main objective is to render available information on infrastructure apt for the installation of electronic communications networks, the basis of which is the information provided by the several entities subject to Decree-Law No. 123/2009, such as the State, Autonomous Regions, municipalities, publicly held companies or concessionaires, other entities owning or exploring infrastructure part of the public domain of the State, Autonomous Regions or municipalities and electronic communications undertakings.

On 16 December 2009 ANACOM approved the launch of a public consultation to render information available within the SIC. The deadline for submitting comments ends on 9 February 2010.

ITED manual (2nd edition) and ITUR manual (1st edition). On 25 November 2009, ANACOM approved the final version of the 2nd edition of the manual of Telecommunications’ infrastructures in buildings (ITED) and of the 1st edition of the manual of Infrastructures for Telecommunications in housing developments, urban settlements and concentrations of buildings (ITUR), which entered into force on 1 January 2010.

It was further decided to establish a transition period for the 2nd edition of the ITED Manual until 31 March 2010. During this period, ITED projects which are in accordance with the requirements and specifications of the previous version of the Manual (ITED Manual - 1st edition) will continue to be considered valid. For such purpose, the date considered shall be the date of submission of the project to the Municipalities in what concerns the referred to in article 71 of Decree-Law No. 123/2009 of 21 May, or the project’s conclusion date, referenced expressly in the Statement of Liability for the cases set out in article 72 of said Decree-Law.

The changes implemented in the ITED Manual and the ITUR Manual have the objective of standardising the procedures related to the installation of optical fibre in housing developments, urban settlements and concentrations of buildings.

Quality of service of wholesale offers. On 11 March 2009, ANACOM issued a final decision regarding the publication of levels of performance in the quality of service (QoS) in the RUO (Reference Unbundling Offer), LLRO (leased lines reference offer), RDAO (reference ducts access offer), “Rede ADSL PT” and SLRO (subscriber line resale offer) wholesale offers.

Wholesale market for voice call termination on individual mobile networks. On 7 May 2009, the European Commission (EC) adopted a recommendation on the regulatory treatment of fixed and mobile termination rates in the European Union. The Recommendation sets out that national regulatory authorities (NRAs) should determine the national termination rates (both in fixed and in mobile networks) based on the costs incurred by an efficient operator for “terminating” calls on its network. A specific cost methodology is established (a bottom-up LRIC model) for calculating the rate, with the purpose of allowing operators to recover just what are considered to be relevant costs incurred in the provision of call termination services to third parties. NRAs must take “the utmost account” of the Recommendation, ensuring that termination rates are applied at a symmetric and cost-efficient level by the end of 2012. However, there is also a provision, in exceptional circumstances, for national regulators to be able to use alternative approaches up to 1 July 2014, if these methods lead to a result which is consistent with the Recommendation and with a competitive market. The EC expectation is that by the end of 2012 MTRs will lie in the range between 1.5 and 3 eurocents.

On 14 January 2010, ANACOM approved the draft decisions on the definition of relevant wholesale markets for voice call termination on individual mobile networks, the assessment of SMP in these markets and the imposition, maintenance, amendment or withdrawal of regulatory obligations, as well as the details of the implementation of the obligation to control prices.

Spectrum. On 20 May 2009, ANACOM approved the draft of the auction Regulation for the granting of frequencies rights of use for broadband wireless access (BWA).

On 17 June 2009, ANACOM approved the report on the public consultation on the allocation of usage rights in the 2500-2690 MHz frequency range (also known as the 2.6 GHz band).

On 29 July 2009, ANACOM approved the report of the public consultation on the digital dividend.

New European rules were published in the Official Journal of the European Union on 20 October 2009, opening up the GSM radio spectrum band to new services, including 3G and 4G devices as well as mobile broadband. The new rules make it possible for GSM systems (2G mobile equipment) and UMTS (3G phones that add high-speed mobile internet to regular phone services) to co-exist on the 900 MHz and 1800 MHz GSM frequency bands. These measures are due to be implemented by Europe’s 27 Member States within six months, in the case of the Directive, so that GSM spectrum bands are effectively made available for 3G services.

On 23 December 2009, ANACOM approved the draft revision of the National Frequency Allocation Plan (NFAP), 2009/2010 edition, for submission to the general consultation, under the terms of article 8 of the Law of Electronic Communications.

Regulation on the settlement and collection of fees. On 1 July 2009, ANACOM approved a final decision on the Regulation on the adoption, settlement and collection of fees due to this Authority.

Universal Service. On 11 March 2009 ANACOM decided not to oppose the proposal for the public payphones tariffs, as presented by PT Comunicações on 11 February 2009 and that came into force on 1 April 2009.

On 3 November 2009, ANACOM decided not to oppose the proposal for the fixed telephone service residential tariffs, within the scope of the universal service, as presented by PT Comunicações on October 27, 2009, subject to the obligations of transparency.

Regarding the Universal Service financing, ANACOM continued in 2009 the preparation of a public consultation by which ANACOM intends to define a methodology to calculate the net costs of Universal Service and the concept of excessive burden, and to define the compensation for NCUS over the period 2001-2003. Throughout the year, PT Comunicações and ANACOM exchanged views and information and held various meetings over this matter.

Reanalysis of the leased lines retail market and the wholesale markets of terminating and trunk segments of leased lines. On 16 December 2009, ANACOM approved the draft decision on the definition of product markets and geographic markets, the evaluation of SMP and the imposition, maintenance, amendment or withdrawal of regulatory obligations in relation to the market for the retail provision of leased lines and the wholesale markets for the provision of terminating and trunk segments of leased lines.

New Regulatory Framework. On 19 December 2009, the legislation comprising the new regulatory framework for telecommunications entered into force, with its publication in the Official Journal of the European Union.

The package, consisting of two directives and one regulation, is due to be signed on 25 November by the presidents of the European Parliament and the Council, entering into force upon its publication in the Official Journal of the European Union, scheduled for 18 December 2009. Directives have to be transposed into national laws within 18 months from the date of their respective publication.

Call Centres. The Government approved Decree-Law No. 134/2009, imposing several obligations concerning the operation of call centres, such as maximum response time, follow up on requests and processing of calls according to their order of arrival.

Value Added Services based on messages. The Government approved Decree-Law No. 63/2009, published in March, imposing several obligations concerning value-added services based on message, such as the adoption of measures of tariff transparency, blocking mechanisms (by request of the consumer and at no cost to the consumer) and the inclusion of these services in the National Numbering Plan (with different access codes based on the nature and content of the service).

Brazil

The main regulatory events of 2009. ANATEL maintained its supervision, which was intensified with the effectiveness of number portability throughout the Brazilian and by ANATEL’s oversight, together with that of consumer advocacy organizations, of compliance by Vivo of its Customer Care Services with Decree 6523/2008 (General Rules on Customer Care Services Provided by Telephone), which entered into effect on 1 December 2008. Published Public Consultations and Resolutions regarding changes to the regulatory framework focused on increasing competition and consumer rights.

Consultations undertaken by ANATEL. Public Consultation 31/2009 regarding a new 2.5 GHz frequency band, including, among other issues, the primary allocation of the 120 MHz frequency band in 2013 and of the 140 MHz frequency band in 2016 to Personal Mobile Services. The period for comment ended on 16 October 2009.

In December 2009, ANATEL launched Public Consultation 51/2009 regarding the Bidding Terms for the H band radiofrequency, the remainders of frequencies A, D, E, and M bands, the TDD band and band extensions in 900 MHz and 1800 MHz.

Also in December, pursuant to Resolution 516/2008 (General Plan to Revise Telecommunications Regulations in Brazil — PGR), ANATEL launched Public Consultation 50/2009 regarding two new types of virtual operations: Certified and Authorized Virtual Networks.

Resolutions issued by ANATEL. Resolution 535/2009 by which it established a calculation methodology for the Weighted Average Cost of Capital - WACC.

On 6 May 2009, Law 11,934/2009 was enacted, setting limits for the human exposure to electrical, magnetic and electromagnetic fields generated by radio transmitter stations, by user terminals, and by electrical systems that operate in a band of up to 300 GHz. Pursuant to this new law, the limits on human exposure proposed by the International Commission on Non-Ionising Radiation Protection (ICNIRP) are mandatory and must be implemented in all of Brazil. Those limits have been announced by the World Health Organization and have already been adopted by ANATEL Resolution 303/2002.

ANATEL Publication 002/2007/SPV—ANATEL (3G Auction) of December 2007 established mobile coverage goals for Brazilian municipalities with no coverage, as well as benchmarks for 3G services in the frequencies subject to bid. Immediately after the extension of mobile coverage to the abovementioned municipalities, we expect the redemption (on a proportional basis depending on the amount of municipalities that have been covered) of the guarantees offered by the company in April 2008 of compliance with ANATEL’s goals. Pursuant to Order 5,954/2009, ANATEL confirmed that the first-year goals regarding the extension of the coverage and 3G services have been met.

Notwithstanding the agreement reached by fixed and mobile operators, ANATEL refused the request of operators for the readjustment of maximum prices for calls involving the SMP network under STFC Basic Plans (including both Local and Long Distance Services). Consequently, there was no adjustment to VU-M prices for 2008-2009.

03

Strategic profile

Business context

Global telecommunications sector

Development of new access technologies. The development of new access technologies and networks continued to accelerate, with operators announcing plans, trials and investments in Next Generation Access Networks (“NGAN”), namely Fibre-To-The-Home (“FTTH”) and DOCSIS 3.0 cable networks in the fixed business, and Long Term Evolution (“LTE”) in the mobile business. Examples include KPN’s announcement to provide FTTH to 1.3 million Dutch homes by the end of 2012 and Verizon’s plans to provide LTE service in 25 US cities by the end of 2010.

Enhanced convergence trend. The availability of new access technologies and the proliferation of IP-enabled equipment has been driving an increasing convergence of contents and services across platforms. Consumption patterns are changing, with final interface and customer experience emerging as key decision criteria. For instance, mobile operator selection is increasingly based on available handsets and less on the network itself (smartphone sales increased by 22% in 2009, already accounting for 16% of global handset sales) and social networking is complementary to voice as a communication vehicle. This trend has led to the appearance of new business models and players in the broad communications and entertainment markets, embracing not only telecommunications operators, but also IS/IT companies, ISPs and content providers.

Emerging markets as a growth engine. In 2009, emerging markets continued to be a major source of growth for the telecommunications industry. Telecom value-added in BRIC countries grew by 9.2% in 2009, as compared to 1.7% in North America and Western Europe. Within these markets, it is important to highlight the phenomenon of fixed-to-mobile migration, which continued to accelerate, namely in countries with relatively limited scope and breadth of fixed network infrastructure. Additionally, the debate whether companies should reinvest in developed countries or reallocate capital to emerging markets continued throughout 2009. Examples of these movements include the bid that Vivendi successfully launched over the fixed telecom Brazilian operator GVT, the fourth investment of Telefonica in China, increasing its stake in China Unicom from 5% to 8%, and continued investment interest expressed by France Telecom and Vodafone in Africa.

Telecommunications context in Portugal

Consolidation of bundled offers. 2009 was marked by a proliferation of bundled packages among the various market participants, with triple-play offers (bundling TV, voice and broadband), becoming increasingly more popular and attractive. The major transformation initiated in 2008 continued, with the consolidation of the presence of cable operators in the voice segment and commercial aggressiveness of alternative fixed operators.

Increased competitiveness in urban areas. In 2009, there was a significant change in the landscape of the Portuguese telecommunications market, with operators investing in fibre, namely PT, having announced the investment to cover one million households with FTTH, but also cable and alternative fixed operators. This trend benefited from increased regulatory visibility, with a new regulation concept that followed a geographical segmentation approach, removing some restrictions on PT’s broadband offer.

PT’s positioning

In the domestic market, PT plans to: (1) consolidate the inflection of the historical trend in the wireline business, leveraging its successful TV strategy (having already achieved a market share of 23% in the Portuguese pay-TV market); (2) develop innovative data and internet access products in the mobile business, and (3) launch leading edge convergent products and services for the enterprise segments.

At an international level, the focus of PT is on the operational performance of its assets and on the sharing of best practices across the various businesses. The expansion of international operations to multiple geographies is one of the most important catalysts of value creation in the telecommunications sector and PT is no exception. PT has been building a relevant portfolio of international operations which, in 2009, already represents 51.5% of revenues, up by 1.8pp y.o.y, and 44.0% of EBITDA, up by 5.0pp y.o.y.

Domestic operations

Reversal of the historic trend in the wireline business. During 2009, the wireline business consolidated the turnaround of its historical downward trend, which was initiated at the end of 2008. Retail revenue generated units (RGUs) increased by 289 thousand underpinned by pay-TV and ADSL retail net adds of 269 thousand and 152 thousand respectively. This success has more than compensated the net loss of 96 thousand fixed lines, which compares to 173 thousand lines lost in 2008 and 313 thousand in 2007. The growth in retail accesses underpinned growth in retail revenues, which increased by 1.8% y.o.y, and operating revenue growth (+0.8% y.o.y). During 2009, the pay-TV business continued to gain scale reaching 581 thousand customers (still below critical mass), leading to a significant improvement in the evolution of gross profit, which declined by 0.4% y.o.y and already increased by 0.4% in 4Q09. This sustained recovery of the wireline business is based on the development of the pay-TV offer and of triple-play packages, including TV, broadband and voice services. PT has become a true European case-study by reaching a 23% market share in only 21 months after having launched its pay-TV offering, with an implied monthly market share gain of 1.1pp (the closest performance by a European operator only reaches 7.6% market share in 21 months, a 0.4pp monthly share gain).

Development of innovative data and internet wireless access products and services. Against the backdrop of a challenging environment, PT continued to develop an ambitious data growth strategy focused on the rollout of mobile broadband offers, competitive smartphone offering, promotion of value added services and development of innovative convergent offers to all market segments. PT continued to invest in the quality and coverage of its 3G and 3.5G networks, reaching more than 90% of the population and gaining the recognition of the national regulator and consumers as the best network. During 2009, PT continued to consolidate its leadership position in the mobile market, with mobile customers growing 4.6% y.o.y, underpinned by the increased popularity of the wireless broadband offers.

Leading-hedge convergent products. In 2009, PT strategically captured the potential of fixed-mobile convergence opportunities. Targeting the SoHo and SME segment, PT continued to market Office Box, a national and European reference in the provision of integrated telecommunications services of fixed and mobile voice and data. PT also maintained its offering of software and hardware productivity tools and advanced solutions for the corporate segment. Additionally, PT continued to market mobile broadband packaged with residential bundled offers for TV and ADSL customers, with the objective of further differentiating its offers by giving mobility to its customers.

International operations

Leadership in the Brazilian mobile market. During 2009, Vivo continued to focus its efforts on maintaining a clear leadership position in the Brazilian mobile market, with the development of new and competitive voice offers and rollout of mobile broadband offers. The quality and coverage of its 3G and 3.5G networks continued to be core to Vivo, with the objective of delivering high quality services and outstanding customer experience both in voice and data while consolidating its GSM switch strategy. Simultaneously, Vivo continued to engage in several projects to increase its productivity levels and consolidate all the previous operating companies.

Sharing of best practices. The continuous focus on efficiency in international operations and sharing of best practices has allowed for a significant revenue growth and profitability increase of these operations in 2009. An additional effort is being made by having top management travel frequently to PT’s operations around the world to better follow-up the developments in each geography.

New operational and organisational structure

Functional merger of the wireless business (TMN) with the wireline business (PTC), with stronger focus on the specific needs of the different client segments in the domestic market. The functional merger of TMN with the wireline business represents a milestone for the organisation, as well as a turning point in what regards efficiency and effectiveness in the way business areas operate. The new organisation is based on two principles:

•                  Stronger customer focus: PT abandoned a structure organised around fixed and mobile platforms, and changed to a structure centred on the specific needs of each segment, implementing a new organisation around five customer segments: Residential, Personal, SMEs/SoHo, Corporate and Wholesale.

•                  Superior operational efficiency: PT eliminated several decision processes and layers, and reduced the number of directors, enabling a leaner and more agile company to effectively compete in an increasingly challenging environment.

Strategy

Consolidate competitiveness at domestic level, while developing an international growth agenda. PT remains committed to a cost, operational, financial and strategic discipline, aiming at focusing the development of its resources in its core businesses and in its core regions, Portugal, Brazil and sub-Saharan Africa. PT has established five key ambitious objectives for the 2009-11 triennium: (1) grow the customer base to 100 million customers; (2) increase its exposure to international businesses up to two thirds of revenues; (3) reinforce leadership in all domestic market segments; (4) achieve a top-quartile performance in shareholder return and results, and (5) become a reference in terms of sustainability.

Domestic leadership in all segments

Reinforce leadership in all market segments where PT operates. With the entrance in the pay-TV business, PT is turning around its domestic residential business, starting from an attacker position and, simultaneously, leveraging its position as a major integrated operator, aiming at offering broad and convergent products and services. In a converging world where individuals increasingly need to contact, communicate and consume seamless data services through all types of devices everywhere — at their workplace, at home or on the move —, PT’s unique skills and ability to offer integrated services are proving to be a true competitive advantage in Portugal.

“To make the difference” in customer service. In a context of major market transformation and economic uncertainty, understanding customers needs throughout their life cycle and addressing these needs by ensuring world-class execution is a distinctive factor. This trust-based relationship makes it possible to successfully encourage customers to adhere to increasingly complete product and service packages for longer periods, allowing PT to increase its share-of-wallet.

International expansion

Maximise the strategic value of PT’s international assets, reinforcing the focus on Brazil and sub-Saharian Africa. Given PT’s size, growth prospects and starting position, the Brazilian market remains a priority. Africa will continue to be an important source of growth, where PT will reinforce partnerships and explore value-creating investment opportunities.

Focus on operational and commercial excellence of all assets, ensuring sharing of best-practices. By reinforcing operational and commercial excellence in all operations, promoting the sharing of best-practices amongst all businesses, PT will be able to fully tap the potential of each operation, taking into account the market development status in all segments as well as its competitive positioning.

Innovation

PT as a specialist innovator. PT aims to be a competitive operator in the innovation arena, thus ensuring its own space in the global sector. As such, PT is concentrating its operation around distinctive skills, eliminating activities and operations where the organization does not have this differentiating factor. This way, PT believes that it can build a structural competitive advantage if it can bring to bear its investments in leading-edge technology to provide more and better quality services to customers in reduced time-to-market — a key driver for growth in a continuously changing and evolving market.

With that positioning in mind, PT is establishing open and strategic partnerships with key suppliers and also leveraging its innovation program - OPEN — to build an innovation culture and a time-balanced portfolio of investments (long-term structural projects, medium-term business development, and short-term business optimization).

Regarding strategic partnerships, as a global innovation leader with a proven track record, PT has been able to attract leading global and local suppliers to create partnerships that aim at accelerating the development of new technologies, services, and products to our customers. Throughout 2009, PT signed collaboration agreements with six global companies, all leaders in their own fields, and we expect this to be a win-win collaborative process whereby PT secures access to state-of-the-art technological solutions and provides feedback and input to the innovation process of our partners.

04

Research and development

Innovation drivers

2009 was a reference year for Portugal Telecom as regards the development of sustained innovation in Research and Development.

The launch of the OPEN program and the implementation of systematic research and information processing practices, the involvement of internal and external experts, and the implementation of projects, have not only enriched the portfolio of the various business areas, but also created an innovation mindset oriented towards achieving differentiated results.

The competitive environment we are experiencing, combined with the impact of the economic downturn, mobilized the search for innovative solutions at all levels within the Company. This was a particularly interesting year, with the various companies in the Company significantly contributing to an increase in competitiveness vis-à-vis the competition.

In 2009, Portugal Telecom invested around Euro 213 million on Applied Research and Development, representing an increase of about 42% over the amount recorded in 2008.

On a broader perspective, the organization fostered innovation on several fronts, in addition to the traditional business components (products, services and technologies). For this reason other components were also addressed such as operational efficiency, customer relations, the development of new business models and the creation of a more efficient organizational culture.

Domestic operations

In the domestic operations, PT has been implementing various activities and projects.

Product and Service Development

During 2009 the emphasis was clear regarding the development of new products and services. The investments made were fundamentally aimed at ensuring greater differentiation from the competition, the development of services which added value and thus promote the retention of the current client base, enhance the features offered to the customer and improve the quality of the service provided.

In this context, PT’s commitment to the massive implementation of FTTH should be underlined. This investment positioned the company as a leader in the number of households with fibre access in Portugal, paving the way for the launch of new features on the client’s home access. As a result, and according to the European FTTH Council, Portugal entered the world ranking of countries with the highest penetration of fiber access.

In addition, the company invested in new services and features for its IPTV platform, such as Meo Kids, Cross-Platform Access (TV, Mobile and Online), multi-access remote recording, and the implementation of Multi-Room and Overlay services on RF, eliminating the need for set top boxes at the customer’s home. This commitment has earned the trust of the Portuguese population, and MEO’s customer data base grew in an overwhelmingly positive way over 2009, surpassing the 550,000 customer mark.

In the mobile market, throughout the year, PT was a pioneer in Portugal, creating specific business offers, regarding new equipment, such as its own brand Bluebelt and Silverbelt terminals on the Windows Phone platform. Thus PT revolutionised the national scene in the smartphone market, leveraging and enabling mass adoption of “in mobile Internet” and “meo mobile” services, the latter an innovative mobile TV service.

In addition, PT was the first Portuguese operator to launch a mobile terminal based on the Android platform, besides the world premiere of the Microsoft Phone.

The development of Mobile Apps on the Android, Symbian, Windows Phone and iPhone platforms is an area requiring considerable R&D investment, and PT has been managing all its resources to keep up with the latest trends in the mobile market and provide innovative services to its current customer base.

Finally, the ongoing commitment to new segmented business offers, supported on technology- and application-enabled converging solutions, has allowed the company to meet the needs of different market sectors in an innovative way.

Instances of this are the services launched in the business segment, application-enabled services over Framework Office box, on a SaaS logic, as well as Telepresence and Web conferencing services, supporting remote work solutions and solutions that increase professional productivity.

Development of Web Solutions

The growing trend towards a blend between the real world and virtual world led Portugal Telecom to take this on as a strategic area of enormous technological and functional evolution.

Throughout the year, several projects took shape and were differentiation tools for conquering new areas of opportunity.

We highlight the development of the “Pond”, a new service that allows users to manage and aggregate multiple online profiles in a single application, integrating multiple web2.0 platforms (such as access to blogging, social networks and user-generated content — YouTube, Flickr, Sapo videos or Picasa), with access via PC, TV or Mobile Handset.

In order to fill another market need, Sapo developed an Online Advertising multi-platform, named Sapo Ads — an online advertising solution, contextualized and segmented by behavior, which is very favourably positioned against the international benchmarks of the Web market.

In IPTV sector, the “Sapo” portal was also released on Meo, allowing customers to access videos, up-to-date news, newspapers and weather services seamlessly on their television.

Technological and Network Infrastructures

Technological and network infrastructures are a key component of PT’s business strategy and thus a highly differentiating factor when approaching markets and sustaining its competitive position, it was given particular relevance in terms of:

Convergence Solutions:

•      The evolution of the network control architecture for a solution based on the standard IP Multimedia Subsystem (IMS) enhancing a more efficient provision of fixed-mobile convergence services;

•      The implementation of a pilot and the evaluation of Femtocell-based solutions, enabling mobile coverage expansion to shadow areas (home or business), using a fixed infrastructure.

As regards improving the quality and characteristics of services:

•      The evolution of radio technology with highest spectral efficiency in mobile networks allowed the implementation of HSPA+ solutions to 21 Mbps in the network;

•      The implementation of major charges in the transmission network system enabled by the evolution of the mobile backhaul component for an IP-based architecture;

•      The offer of fiber-based solutions (GPON) during the year 2009, allowed greater flexibility with regard to the existing supply, improving the service characteristics in addition to promoting higher service quality. Within this project, PT studied and developed mass deployment techniques of this technology including optimized RF and Home Networking components.

Operational Efficiency

Throughout 2009, Portugal Telecom has committed strongly to areas that have direct impact on operational efficiency.

In this context, and with a view to increasing the productivity of operation and maintenance teams, several projects were implemented:

Operation Route Optimization — a platform oriented to the wireline business, through which a solution is guaranteed to optimize the routes of the Field Force intervention teams. The solution correlates at each moment the geographic locations of the teams on the ground with the location of customer requests, allowing the identification of the team best positioned for each intervention, thus minimizing consumption and intervention times.

Mobile Field Force Tools — a reference in terms of digitalizing Field Force teams, the project aimed to provide installation and maintenance teams with Hand Held Devices associated with a Field Force Management application. Intervention orders were then sent directly to the various teams’ mobile equipment, thus increasing productivity, reducing paper use and minimizing error rates.

WorkForce Management Tools for Contact Centers - internally known as the TEFRA project, it uses a software tool that manages physical and human resources (space and people) as well as associated costs, ensuring the optimization of available resources and improving the team’s performance rates.

Fiber Operations Center - in the context of fiber optic mass deployment in access network, a single integrated call center for fiber-acess customers was created, with direct impact on the increased efficiency of the teams involved, speeding up their learning curve resulting in a lower average volume of incidents.

Customer Relations

Customer relation is one of the strategic pillars of PT. Some of the exemplary projects were developed, which had a positive impact on improving customer relations:

ONE project — implementation of a single application for managing customer relations, in a horizontal approach to the entire service portfolio, aggregating the client’s entire information. Adopting this innovative solution had an impact on the productivity levels of front office teams, improving the whole process of interaction and customer experience, in moments of contact with the company.

Heka project — development of a knowledge-oriented customer service base, where all relevant and transversal information of the various businesses is gathered (operating procedures, pricing plans, instructions for client activation, equipment features, and product portfolio, among others).

Creation of the “Tactical Operations Center”- This operation center is aims at expediting the resolution of problems identified through client-contact channels, through systematic analysis of discontinuities in operational indicators. Thus, the resolution of customer constraints has become more effective and definite.

Society and Environment

One of the company’s strategic desiderata relates to Sustainability, which become a reference for the telecommunications sector.

Portugal Telecom’s position has always been grounded on fundamental principles of growth, contribution and innovation, with a view to better integration in and prosperity of the social context in which it operates.

At this point, several initiatives competitively contributed to continuous improvement. One of the transversal projects adopted by the organization was the replacement of traditional lighting systems with high energetic efficiency lamp systems (LEEE), with a direct impact on reducing costs and decreases the carbon footprint.

In its daily operations, some steps were also taken to reduce the costs associated with printing, by implementing measures to minimize paper and ink cartridge consumption by changing the printers and print-servers’ parameters.

The implementation of Free Cooling solutions in small and medium-sized PABX should also be mentioned. These reshaped the traditional temperature control process in technical rooms, and significantly reduced energy consumption and the subsequent environmental impact.

Finally, reflecting this business sustainability mindset, new policies were also adopted for procurement procedures as regards the selection and evaluation of the different tenders submitted by suppliers. Thus, the process of analyzing proposals considers, among its various evaluation criteria, such factors as the lower energy dependence of the equipment to be purchased.

From a different perspective and in accordance with a market approach, specific projects and solutions were developed for the Central Administration, Education and Health, of which the following should be highlighted:

•      Solutions for the Central Administration — Portal da Segurança (the security portal): a solution developed for the Ministry of Internal Affairs where any citizen can access data that allows them to get in touch faster with the Security Forces, the Border and Foreign Citizen Service, and the National Authority for Civil Protection;

•      Solutions for the Education sector — the e-Escolas and e-Escolinhas projects are a reference with a view to providing students with laptop computers connected to the Internet via mobile broadband (from the first cycle of Basic Education to Higher Education); a project to develop schools with educational content, which carries technologies into the classroom in an integrated manner; the Scratch project, in partnership with MIT, focused on the development of new human-machine interfaces;

•      Solutions for the Health sector — in particular concerning a service management platform for healthcare providers units, with an impact on the optimization of resources and processes, which is reflected in reduced assistance time. Also at the level of information sharing, PT has aimed to create a Digital Health Network which uses fibre to connect all entities providing health-related services (hospitals, health centers, and pharmacies, among others).

Research and Development Ecosystem

The structured and continuous investment in Research and Development is fundamental to the growth and improvement of innovative products and technologies.

Portugal Telecom has been investing in intellectual capital and methodologies with the aim of creating a culture of innovation, therefore ensuring new technological achievements.

In terms of intellectual property, regarding issues related to optical communication and optimization of electronic communication processes, PT Inovação submitted two provisional patent applications and converted two other provisional requests to definitive applications requests. One of these is an international patent application.

In this area, PT Inovação has played a key role in the development of prototypes and business support solutions for PT. In 2009, it explored the following areas of knowledge:

•      Context Awareness services and applications to support future IP multimedia environments;

•      Participation in the Future Internet Platform and its areas of architecture, new business models and virtualization systems;

•      Identity management architecture at transport, network and service level;

•      Promotion of technological solutions to support communities with health care needs;

•      Cloud computing;

•      Development of Content Delivery and interactivity solutions for TV platforms;

•      Multifunctional systems to manage vehicles and road infrastructures;

•      Creation of training solutions in virtual 3D environments, in an e-learning services framework;

•      Trial of optical communications evolution solutions, in particular of wireless optical access and high bandwidth;

•      Development of authentication, security and privacy solutions for new generation telecommunications networks.

Within the investment in projects which, by their characteristics, may contribute significantly to innovation, PT maintains its INESC participation, aimed at promoting academic projects with potential impact on PT’s business, as well as at furthering the Sapo Labs (a partnership between Sapo and the University of Aveiro). The latter led to the development of Sapo Campus, a tool to support students and teachers in the classroom context (blogs, videos and photos in the classroom environment).

In this context, SAPO has also played an important role in enhancing the company-university relationship, establishing protocols with several Portuguese universities, including the University of Aveiro, the University of Porto — School of Engineering, the University of Coimbra, the University of Minho and the University of Lisbon — School of Sciences.

There are numerous initiatives, including several areas areas of knowledge, of which the following stand out:

•      WEB technologies applied to educational contexts — embodied in the SAPO CAMPUS project — a tool that brings the services of the new Web 2.0 (blogs, videos, photos, wiki, Messenger and widgets) closer to PLE — Personal Learning Environment concepts;

•      WEONTV project — Social Networking for IPTV environment — this seeks to explore emerging social contexts in the daily use of television, taking advantage of various dynamics of recommendation and content sharing;

•      VERBATIM P project — dedicated to natural language processing, through the development of advanced artificial intelligence systems in the textual recognition of patterns;

•      SYLVESTER project - development of a social trend parser, using social tools (such as Twitter and Facebook) automatically analyzing feelings and fostering a more accurate modeling of content recommendation systems and social network analysis;

•      MIR project - Dedicated to the advanced graphics processing, through the development of advanced artificial intelligence systems in pattern recognition in images and video;

•      REACTION project - oriented to computational journalism with technologies involving information recovery, extraction and aggregation for news integration and organization;

In addition, in the context of its active involvement in the Carnegie Mellon University Program, Portugal Telecom not only supported the participation of several students in the Professional Masters and PhD programs, but also received students who completed the program’s 1st edition, reinforcing the commitment to capture young talent in Technological and Research and Development areas.

In this Program, PT assumed the position of main Industrial partner, involving training and applied research projects associated to masters’ thesis. In this context, the following should be noted:

•      The creation of the PT - Security Lab project, aimed at supporting the reinforcement of offers in security solutions for networks and cyberspace;

•      The NetOptima project - which involves PT researchers and academics, as well as Master’s degree students, to create a modeling tool for corporate networks that supports interactive and graphical validation of QoS policies and security;

•      A conceptual usability and interaction study of a portal for children (SAPO kids) as part of a MHCI thesis;

•      Proof of Concept of a content recommendation engine as part of a MSE thesis.

05

Financial review

Consolidated income statement

Consolidated income statement (1)	Euro million

	2009	2008	y.o.y
Operating revenues	6,784.7	6,720.9	0.9%
Wireline (2)	1,947.8	1,931.4	0.8%
Domestic mobile • TMN (2)	1,517.8	1,593.6	(4.8)%
Brazilian mobile • Vivo (1)	3,138.1	3,034.3	3.4%
Other and eliminations	181.0	161.6	12.0%

Operating costs, excluding PRB s and D&A	4,282.4	4,240.6	1.0%
Wages and salaries	693.2	616.6	12.4%
Direct costs	1,135.1	1,086.9	4.4%
Commercial costs	1,113.5	1,232.9	(9.7)%
Other operating costs	1,340.6	1,304.2	2.8%

EBITDA (3)	2,502.3	2,480.3	0.9%
Post retirement benefits	89.6	44.8	100.3%
Depreciation and amortisation	1,437.9	1,268.3	13.4%
Inco me from operations (4)	974.7	1,167.2	(16.5)%

Other expenses (income)	64.0	110.5	(42.0)%
Curtailment costs, net	14.8	100.0	(85.2)%
Net losses (gains) on disposal of fixed assets	(0.4)	(19.5)	(97.9)%
Net other costs (gains)	49.7	30.0	65.6%
Income before financial results and income taxes	910.7	1,056.7	(13.8)%

Financial expenses (income)	(109.1)	129.5	n.m.
Net interest expenses	302.3	272.4	11.0%
Equity in earnings of affiliates, net	(456.0)	(171.0)	166.7%
Net other financial losses (gains)	44.7	28.1	59.1%

Income before income taxes	1,019.7	927.2	10.0%
Provision for income taxes	(233.2)	(231.4)	0.8%

Income from continued operations	786.5	695.8	13.0%
Losses (income) attributable to minority interests	(102.6)	(119.7)	(14.3)%
Consolidated net income	683.9	576.1	18.7%

(1) Considering a Euro/Real average exchange rate of 2.7674 in 2009 and 2.6737 in 2008. (2) Wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 62.1 million in 2009 and Euro 4.8 million in 4Q09. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

In 2009, consolidated operating revenues increased by 0.9% y.o.y to Euro 6,785 million, as a result of revenue growth in wireline and Vivo, which more than offset the decline in revenues of TMN due to the negative impact of the 41% decline in MTRs from 30 June 2008 to 31 December 2009, and the negative impact of the Real devaluation. Adjusting for the effects of the consolidation of Telemig, lower MTRs and using constant exchange rate, consolidated operating revenues would have increased by 2.3% y.o.y.

In 2009, revenues from domestic operations decreased by 1.9% y.o.y. The financial performance of the domestic operations was negatively impacted by lower equipment sales, which declined by Euro 26 million in

2009, and lower MTRs. Excluding the adverse impact of MTRs, revenues from domestic operations would have remained broadly flat despite lower equipment sales.

In 2009, wireline operating revenues increased by 0.8% y.o.y, from Euro 1,931 million to Euro 1,948 million, underpinned by the inflection of retail revenues, which posted a 1.8% y.o.y increase, from Euro 953 million to Euro 971 million. The growth in retail revenues was achieved on the back of the continued strong performance of the Meo triple-play offer (voice, data and video), which in turn mitigated significantly fixed line disconnections, which stood at 96 thousand in 2009 compared to 173 thousand in 2008 and 313 thousand in 2007. Moreover, net disconnections of traffic generating lines stood at 56 thousand in 2009, compared to 110 thousand in 2008, an improvement in performance of almost 50% y.o.y.

Retail net additions reached 325 thousand in 2009, driven by the success of PT’s Meo triple-play offer, decelerating fixed line disconnections and gain in broadband market share. ADSL retail customers increased 21.5% y.o.y in 2009, reaching 862 thousand customers. Broadband retail net additions reached 152 thousand in 2009 compared to 73 thousand in 2008, reflecting a clear and steady improvement over the last five quarters. PT’s Meo offer continues to see strong demand in the market. Pay-TV net additions reached 269 thousand in 2009 and total pay-TV customers stood at 581 thousand, equivalent to 67.4% penetration of the ADSL retail customer base. Retail RGU per access increased by 12.2% y.o.y in 2009 from 1.36 to 1.53.

In 2009, TMN’s operating revenues decreased by 4.8% y.o.y to Euro 1,518 million, mainly due to the negative impact of lower MTRs (Euro 62 million) and lower equipment sales (Euro 15 million), which more than offset growth in customer revenues (+0.5% y.o.y in 2009) underpinned by growth in post paid customers and data revenues. Non-SMS data revenues continued to be an important source of growth, on the back of increasing penetration of smartphones and wireless data cards. Excluding the impact of lower MTRs, TMN’s operating revenues would have decreased by 0.9% y.o.y in 2009, as a result of declining equipment sales, whilst service revenues would have remained flat.

Vivo’s operating revenues increased by 3.4% y.o.y in Euros and 7.0% y.o.y in Reais, on the back of continued customer growth (15.1% increase y.o.y in the customer base). Excluding the impact of the consolidation of Telemig and using constant exchange rate, Vivo’s operating revenues would have increased by 4.4% y.o.y, driven by growth in service revenues (7.2% y.o.y).

Other revenues, including intra-group eliminations, increased by 12.0% y.o.y in 2009, mainly due to the improved revenue performance of Dedic, PT’s contact centre business in Brazil, MTC, in Namibia, and Timor Telecom, which more than offset the loss of fees resulting from the termination of Vivo’s management contract in August 2008 and the revenue contraction at CVT in Cape Verde, primarily due to adverse regulatory and economic conditions.

Revenues by region	Euro million

	2009	2008	y.o.y
Domestic operations (1)	3,320.9	3,386.6	(1.9)%
Brazil (2)	3,240.1	3,111.5	4.1%
Other and eliminations (3)	223.7	222.8	0.4%
Total operating revenues	6,784.7	6,720.9	0.9%

(1) Domestic operations include the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (2) Considering a Euro/Real average exchange rate of 2.7674 in 2009 and 2.6737 in 2008. Includes primarily Vivo and Dedic, PT’s contact centre business. (3) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

In 2009, the contribution from fully and proportionally consolidated international assets to operating revenues stood at 51.5% and Brazil accounted for 47.8% of consolidated operating revenues, an increase of 1.5pp y.o.y, despite the depreciation of the Real against the Euro in the period.

Consolidated operating costs, excluding PRBs and depreciation and amortization

Consolidated operating costs excluding post retirement benefits (PRBs) and depreciation and amortization (D&A), increased by 1.0% y.o.y to Euro 4,282 million in 2009, as compared to Euro 4,241 million in the same period of last year, primarily explained by higher contributions from (1) the wireline business (Euro 104 million), due to increased commercial activity, in line with the roll-out of its pay-TV service which led to higher programming costs, and (2) PT’s call centre business in Brasil (Euro 29 million). These effects were partially offset by decreases (1) at Vivo (Euro 11 million), reflecting the net effect of the impacts of depreciation of the Real (Euro 75 million) and consolidation of Telemig (Euro 58 million), and (2) at TMN, mainly due to the reduction in MTRs. Adjusting for the effects of the consolidation of Telemig and lower MTRs and using a constant exchange rate, operating costs would have increased by 2.5% y.o.y.

Wages and salaries increased by 12.4% y.o.y in 2009 to Euro 693 million, primarily explained by higher contributions from Vivo and from our call centre operation in Brazil. Wages and salaries accounted for 10.2% of consolidated operating revenues.

Direct costs increased by 4.4% y.o.y to Euro 1,135 million in 2009 and accounted for 16.7% of consolidated operating revenues. This growth is primarily explained by higher contributions from: (1) the wireline business (Euro 18 million), with the increase in programming costs (Euro 50 million), related to the roll-out of the pay-TV service, being partially offset by the impact of the decline in MTRs; and (2) Vivo (Euro 47 million), reflecting increases in interconnection costs and lease costs 3G related and also the impact of the consolidation of Telemig (Euro 20 million), which more than offset the effect of the depreciation of the Real (Euro 21 million). These effects were partially offset by a reduction in direct costs from the domestic mobile business (Euro 20 million), primarily explained by the impact of the decline in MTRs (Euro 32 million).

Commercial costs decreased by 9.7% y.o.y. to Euro 1,113 million in 2009 and accounted for 16.4% of consolidated operating revenues. The decreases at TMN (Euro 47 million) and Vivo (Euro 74 million) are primarily explained by lower equipment sales, while Vivo’s commercial costs were also impacted by the net effects of the depreciation of the Real (Euro 25 million) and consolidation of Telemig (Euro 16 million).

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, increased by 2.8% y.o.y to Euro 1,341 million in 2009, as compared to Euro 1,304 million in the same period of last year. Adjusting for the effect of the consolidation of Telemig (Euro 16 million) and on a constant currency basis (Euro 23 million), other operating costs would have increased by 3.3% y.o.y in 2009 to Euro 1,347 million, primarily explained by a higher contribution from the wireline business, due to increased commercial activity and higher support service and customer care costs related to the strong take up of the pay-tv service. Regarding Vivo and also adjusting for the effects mentioned above, other operating costs would have increased by 0.9% y.o.y in 2009, with the reduction in provisions for trade receivables and the impact of the termination of the management fee contract in August 2008 being more than offset by increases in electricity, commercial support and billing expenses, primarily explained by increased commercial activity and the take-up of the GSM and 3G services.

EBITDA

EBITDA increased by 0.9% y.o.y in 2009 to Euro 2,502 million, equivalent to a margin of 36.9% . Excluding the impact of the consolidation of Telemig, lower MTRs and using constant exchange rate, consolidated EBITDA would have increased by 2.0% y.o.y. EBITDA performance in the period was supported by growth at Vivo and other international assets, which was partially offset by the decrease in the domestic businesses, as a result of lower MTRs, investments in the roll-out of triple-play offers and the termination of Vivo’s management contract.

Wireline EBITDA amounted to Euro 800 million in 2009, equivalent to a 41.1% margin. EBITDA margin continued to be impacted primarily by higher programming, customer care and support service costs in connection with the roll-out of the triple play offers. EBITDA decline has been improving during the course of the year. In 2009, wages and salaries in the wireline segment increased by 2.9% y.o.y as a result of: (1) headcount migration from the domestic mobile due to the reorganisation of the domestic fixed and mobile business along customer segments, and (2) the decision to halt the redundancy programme and focus efforts in the insourcing of certain core functions. As a result of the halting of the redundancy programme, the projected benefit obligations related to salaries payable to pre-retired and suspended employees fell by Euro 116 million, and the corresponding cash outflow was as a result also Euro 12 million lower in the period.

In 2009, TMN’s EBITDA decreased by 1.1% y.o.y to Euro 674 million as a result of the decrease in MTRs. Excluding the negative impact of Euro 30 million due to lower MTRs, TMN’s EBITDA would have increased by 3.2% y.o.y in 2009. EBITDA margin reached 44.4%, an increase of 1.6pp compared to 2008 as a result of continued growth in post paid customers, data revenues and cost reductions.

In 2009, Vivo’s EBITDA increased by 13.8% y.o.y, underpinned by customer growth. Excluding the consolidation of Telemig and using constant exchange rate, Vivo’s EBITDA would have increased by 15.3% y.o.y. Vivo’s EBITDA margin reached 30.2% in 2009, an improvement of 2.7pp compared to 2008.

Other EBITDA increased by 3.2% y.o.y to Euro 81 million in 2009, mainly as a result of the improved performance of Dedic, PT’s contact centre business in Brazil, MTC, in Namibia, and Timor Telecom, notwithstanding the loss of fees due to the termination of Vivo’s management contract as from August 2008 and weaker performance of CVT due to adverse economic and regulatory conditions.

EBITDA by business segment (1)(2)	Euro million

	2009	2008	y.o.y
Wireline	799.6	887.1	(9.9)%
Domestic mobile • TMN	674.1	681.9	(1.1)%
Brazilian mobile • Vivo (1)	947.2	832.5	13.8%
Other and eliminations	81.3	78.8	3.2%

EBITDA (2)	2,502.3	2,480.3	0.9%
EBITDA margin (%)	36.9	36.9	(0.0	)pp

Domestic operations (3)	1,467.5	1,563.1	(6.1)%
Brazil (1)(4)	958.4	844.0	13.6%
Other (5)	76.4	73.2	4.4%

(1) Considering a Euro/Real average exchange rate of 2.7674 in 2009 and 2.6737 in 2008. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (4) Includes mainly Vivo and Dedic. (5) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Fully and proportionally consolidated international assets contributed to 44.0% of PT’s consolidated EBITDA in 2009. Brazilian businesses accounted for 38.3% of EBITDA in 2009. Fully consolidated African businesses accounted for 4.6% of EBITDA in 2009.

Net income

Post retirement benefit costs amounted to Euro 90 million in 2009, compared to Euro 45 million in 2008, as a result of lower return on assets in 2008 compared to the actuarial assumption of 6% (Euro 40 million), following the decline in the value of assets under management in 2008.

Depreciation and amortisation costs increased by 13.4% y.o.y to Euro 1,438 million, reflecting higher contributions from: (1) Vivo, which accounted for approximately 60% of the increase in D&A, as a result the consolidation of Telemig, the amortisation of 3G licenses and higher depreciation rates for the CDMA network following the GSM network rollout, and (2) wireline in Portugal, as a result of the investments in the rollout of pay-TV service and the revaluation of ducts and certain real estate assets undertaken during 2008.

Curtailment costs decreased to Euro 15 million in 2009 from Euro 100 million in 2008, due to the halting of the redundancy programme.

Net gains on disposal of fixed assets amounted to Euro 0.4 million in 2009 compared to Euro 19 million in 2008. Gains recorded in 2008 were mainly related to real estate disposals.

Net interest expenses rose by Euro 30 million to Euro 302 million in 2009 as a result of the increase in PT’s average net debt in the period due to the post completion of the share buyback programme in 2008 and the acquisitions of Telemig and 3G licences in Brazil. In 2009, consolidated average cost of debt has remained flat at 5.0% compared to 2008. Excluding Brazil, the average cost of debt stood at 4.3% .

Equity in earnings of affiliates includes primarily PT’s share in the earnings of Unitel, CTM, Médi Télécom and UOL and amounted to Euro 456 million in 2009 compared to Euro 171 million in 2008. In 2009, this caption includes the capital gain related to the disposal of the stake in Médi Télécom (Euro 267 million) while in 2008 includes gains related to the disposal of PT’s interest in Banco Best (Euro 9 million).

Net other financial losses, which include foreign currency gains, net gains on financial assets and other financial expenses, amounted to Euro 45 million in 2009, compared to Euro 28 million in 2008. Net foreign currency gains amounted to Euro 20 million in 2009 compared to net losses of Euro 9 million in 2008 as a result of positive foreign currency adjustments related to investments in Brazil. Net gains on financial assets amounted to Euro 8 million in 2009 compared to Euro 19 million in 2008, and were related to the change in the fair value of free-standing cross-currency derivative instruments. The change in the fair value is explained by the appreciation of the US Dollar against the Euro until April 2009, when these derivatives were settled. In 2008, net gains on financial assets included primarily: (1) the change in fair value of free-standing cross currency derivatives, which resulted in a gain of Euro 10 million due to the appreciation of the US Dollar against the Euro and the Real, and (2) the gain obtained from the disposal of a 3% stake in Africatel in 3Q08 amounting to Euro 9 million. Other financial expenses, which include banking services, financial discounts and other financing costs, increased to Euro 73 million in 2009, compared to Euro 39 million in 2008. The increase in this caption in 2009 is largely explained by the debt restructuring undertaken in 2009 in connection with the acquisition of 3G licenses in Brazil, which consisted of the early repayment of certain loans.

Provision for income taxes increased from Euro 231 million in 2008 to Euro 233 million in 2009, corresponding to an effective tax rate of 25.0% in 2008 and 22.9% in 2009.

Income attributable to minority interests decreased to Euro 103 million in 2009 from Euro 120 million in 2008. The reduction in this caption is primarily explained by the decrease in minority interests from Vivo, which amounted to Euro 43 million in 2009 compared to Euro 52 million in 2008, and Africatel which amounted to Euro 52 million in 2009 compared to Euro 62 million in 2008.

Net income increased by 18.7% y.o.y in 2009 to Euro 684 million, compared to Euro 576 million in 2008, with the capital gain related to the disposal of Médi Télécom being partially offset by higher costs related to post retirement benefits, depreciation and amortisation and net interest. In 2008, net income also included Euro 37 million of extraordinary gains.

Earnings per Share

In 2009, basic earnings per share increased by 22.9% y.o.y to Euro 78 cents from Euro 64 cents in 2008. The average number of shares outstanding decreased by 3.4% y.o.y to 876 million in 2009, whilst the diluted average number of shares outstanding over the same period declined by 3.2% y.o.y to 941 million.

Earnings per share	Million (shares outstanding); Euro (per share data)

	2009	2008	y.o.y
Average number of shares oustanding
Basic (1)	875,9	907,1	(3,4)%
Diluted (2)	940,5	971,8	(3,2)%
Earnings per share
Basic	0,78	0,64	22,9%
Diluted (2)(3)	0,76	0,62	21,8%

(1) Adjusted for the 20.6 million own shares held through equity swaps. (2) Diluted shares are calculated assuming the full exercise of convertible bonds. (3) Diluted earnings are computed adjusting for the costs of convertible bonds.

Capex

Capex increased by 2.1% y.o.y (Euro 26 million) in 2009 to Euro 1,268 million, equivalent to 18.7% of revenues, as a result of increase in wireline capex, which more than offset capex reductions at TMN and Vivo.

Wireline capex increased from Euro 403 million in 2008 to Euro 565 million in 2009, primarily as a result of the FTTH rollout, which allows for increased bandwidth for both residential and corporate customers, and investment in IPTV services namely in relation to growth in customers. At the end of 2009, PT had 965 thousand homes under construction or available with fibre to the home.

TMN’s capex decreased by 26.4% y.o.y to Euro 180 million in 2009. The decrease in TMN’s capex is explained by the investments in the deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008, which resulted in improved quality of mobile voice and data services in Portugal. As a result, in a recent study undertaken by the Portuguese telecoms regulator, TMN was considered as having the most reliable and stable network performance in Portugal.

Capex at Vivo decreased by 17.5% y.o.y to Euro 421 million in 2009. Excluding the consolidation of Telemig (Euro 8 million) and the depreciation of the Real against the Euro (Euro 14 million), capex at Vivo would have decreased by 16.2% y.o.y. Capex at Vivo was directed towards: (1) increasing network capacity to support the accelerated growth in voice traffic in the 2G network; (2) expanding coverage of 3G and 3.5G networks, and (3) improving network quality to continue to be the most reliable and best quality network in Brazil.

In 2009, other capex increased to Euro 102 million, compared to Euro 85 million in 2008, mainly a result of higher investments in Africa, namely CVT and MTC, and in Timor Telecom due to substantial customer growth.

Capex by business segment (1)	Euro million

	2009	2008	y.o.y
Wireline	565.4	402.8	40.4%
Domestic mobile • TMN (2)	180.1	244.6	(26.4)%
Brazilian mobile • Vivo (1)(3)	420.9	510.3	(17.5)%
Other	101.9	84.6	20.5%
Total capex	1,268.3	1,242.3	2.1%
Capex as % of revenues (%)	18.7	18.5	0.2	pp

(1) Considering a Euro/Real average exchange rate of 2.7674 in 2009 and 2.6737 in 2008. (2) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09). (3) Excludes the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08).

Cash flow

Operating cash flow amounted to Euro 1,162 million in 2009, compared to Euro 1,374 million in 2008, as a result of an increase in working capital investment (Euro 190 million) due to: (1) one-off cash receipts from Zon in 2008; (2) settlement with the Portuguese State in connection with discounts on services rendered to retirees in 2008; (3) higher management fees received from Vivo in 2008, and (4) higher level of capex in 4Q08 compared to 4Q09, at Vivo and TMN, thus leading to increased payments to fixed asset suppliers in 1Q09.

Free cash flow amounted to Euro 869 million in 2009, which compares to Euro 217 million in 2008. This improved performance is primarily explained by: (1) the investment in the acquisition of Telemig undertaken in 2008; (2) the disposal of the stake in Médi Télécom in 2009; (3) the decrease in income taxes paid (Euro 83 million), which resulted from payments on account made during 2008 higher than the tax payable and lower taxable income in 2009; (4) the increase in dividends received from non consolidated subsidiaries (Euro 41 million), and (5) the decrease in the payment of salaries to pre-retired and suspended employees (Euro 12 million), which resulted from the halting of the redundancy programme. These effects more than offset: (1) the Euro 211 million reduction in operating cash flow mainly due to the investment in working capital due to payments to fixed assets suppliers; (2) the Euro 66 million increase related to a required extraordinary cash contribution to the pension funds due to its underperformance in 2008; (3) the increase in interest paid amounting to Euro 55 million, due to higher average net debt, an increase in the average cost of debt in Brazil and a debt restructuring in connection with the acquisition of 3G licenses in Brazil which consisted of the early repayment of certain loans, and (4) the disposals in 2008 of the investment in Banco Best (Euro 16 million) and a 3% stake in Africatel (Euro 13 million).

Free cash flow	Euro million

	2009	2008	y.o.y
EBITDA minus Capex	1,234.0	1,238.0	(0.3)%
Non-cash items	101.8	118.8	(14.3)%
Change in working capital	(173.4)	17.0	n.m.
Operating cash flow	1,162.4	1,373.7	(15.4)%
Acquisition of Telemig	0.0	(517.0)	n.m.
Disposal of stake in Médi Télécom	400.0	0.0	n.m.
Interests	(355.1)	(299.9)	18.4%
Contributions related to PRBs	(75.2)	(8.9)	n.m.
Payments to pre-retired, suspended employees and other	(175.9)	(187.9)	(6.4)%
Income taxes	(162.9)	(246.0)	(33.8)%
Dividends received	121.1	80.1	51.2%
Other cash movements (1)	(44.8)	22.3	n.m.
Free cash flow	869.5	216.5	n.m.

(1) In 2008, this caption included Euro 13 million related to the disposal of a 3% stake in Africatel, Euro 16 million related to the disposal of the investment in Banco Best and Euro 23 million of cash proceeds from real estate asset disposals.

Consolidated net debt

Consolidated net debt amounted to Euro 5,528 million as at 31 December 2009, compared to Euro 5,571 million as at 31 December 2008, a decrease of Euro 43 million mainly due to the free cash flow generated in the period amounting to Euro 869 million, which more than offset the dividends paid by PT (Euro 504 million) and the negative impact of translation of the debt denominated in Brazilian Real against the Euro (Euro 190 million).

As at 31 December 2009, total consolidated gross debt amounted to Euro 7,046 million, of which 93.0% was medium/long-term and 79.8% was set at fixed rates. As at 31 December 2009, 85.7% of total debt was denominated in Euros and 14.3% in Brazilian Reais. Vivo’s debt is either Real-denominated or has been hedged into Reais. In April 2009, PT repaid Euro 880 million of an existing bond. During 2009, PT issued Euro 2,450 million, which includes: (1) a tap of the 2012 Eurobond amounting to Euro 300 million; (2) a 4-year bond amounting to Euro 1 billion; (3) a 10 year bond amounting to Euro 750 million, and (4) new bilateral lines and private placements amounting to Euro 400 million.

Change in net debt	Euro million

	2009	2008
Net debt (initial balance)	5,571.3	4,381.8
Less: free cash flow	869.5	216.5
Dividends paid by PT	503.6	533.2
Acquisition of own shares (1)	0.0	904.6
Impact of Telemig consolidation	0.0	(128.9)
Commitments related to fixed assets (2)	11.5	227.2
Other (3)	121.0	68.0
Net debt (final balance ex. translations effect)	5,337.9	5,769.5
Translation effect on foreign currency debt	190.1	(198.2)
Net debt (final balance)	5,528.0	5,571.3
Change in net debt	(43.2)	1,189.4
Change in net debt (%)	(0.8)%	27.1%

(1) In 2008, PT contracted equity swaps over 114.7 million own shares under the share buyback programme concluded in December 2008. (2) This caption includes: (i) the Euro 227 million impact of the acquisition of Vivo’s 3G licenses in 2008, and (ii) the commitments under the terms of TMN’s UMTS licenses, amounting to Euro 12 million, in 2009. (3) This caption includes mainly: (i) Euro 85 million related to dividends paid by PT’s fully consolidated subsidiaries to minority shareholders (Euro 41 million in 2008), net of Euro 13 million related to the cash contribution of minority shareholders to a share capital increase at Vivo Participações, and (ii) the settlement of an Euro-Dollar derivative, on 7 April 2009, which resulted in a payment of Euro 38 million and, as such, PT no longer holds any free standing foreign exchange derivatives on its domestic businesses.

The amount of cash available in the domestic operations plus the undrawn amount of committed commercial paper lines and standby facilities totalled Euro 2,864 million at the end of December 2009, of which Euro 1,840 million was undrawn committed commercial paper and standby facilities. In the domestic operations, the amount of cash available plus the undrawn amount of committed commercial paper lines and standby facilities covers 9.0 times the maturities scheduled for 2010. On a consolidated basis the maturities scheduled for 2010 are covered 6.8 times.

PT’s average cost of debt was 5.0% in 2009, with a maturity of 6.6 years as at 31 December 2009. Excluding Brazil, PT’s average cost of debt was 4.3% in 2009, with a maturity of 6.7 years as at 31 December 2009. In 2009, the net debt to EBITDA ratio was 2.2x and EBITDA cover stood at 8.3x.

Post retirement benefits

As at 31 December 2009, the projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 3,045 million and the market value of assets under management amounted to Euro 2,370 million. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 791 million and these are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, gross unfunded total obligations amounted to Euro 1,467 million, including an overfunded position of Euro 79 million in the healthcare plan. After-tax unfunded obligations amounted to Euro 1,079 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants.

Post retirement benefits obligations	Euro million

	31 December 2009	31 December 2008
Pensions obligations	2,710.2	2,607.5
Healthcare obligations	335.3	426.3
PBO of pension and healthcare obligations	3,045.5	3,033.8
Market value of funds (1)	(2,369.5)	(2,131.6)
Unfunded pensions and healthcare obligations (2)	675.9	902.1
Salaries to suspended and pre-retired employees	791.4	907.7
Total gross unfunded obligation	1,467.4	1,809.9
After-tax unfunded obligations	1,078.5	1,330.2

Unrecognised prior years service gains	23.4	25.4
Accrued post retirement benefits	1,490.8	1,835.3

(1) The change in the market value of funds resulted from the positive performance of assets under management amounting to Euro 310.3 million (equivalent to 15% in 2009) and the contributions made by beneficiaries and PT totalling Euro 120.1 million, which were partially offset by the payments of pensions and supplements of Euro 166.2 million and healthcare benefits of Euro 26.2 million. (2) As at 31 December 2009, unfunded pensions and healthcare obligations are net of an asset of Euro 84 million mainly related with the overfund of healthcare plan.

The PBO was computed based on actuarial assumptions consistent with the demographic and financial information of our plans and in line with IAS 19 requirements. Following the changes in financial markets and economic trends that occurred in 2009, the discount rate was adjusted from 5.75% at the end of 2008 to 5.50% at the end of 2009, in line with the decrease in corporate bond spreads. The inflation assumption was adjusted from 1.75% to 2.00%. Based on the demographic information of beneficiaries as of 31 December 2009, demographic assumptions on healthcare plan were also adjusted. The net impact of the aforementioned changes to the actuarial assumptions was a gain of Euro 2 million.

Total gross unfunded obligations decreased by Euro 342 million to Euro 1,467 million as at 31 December 2009 as a result of lower liabilities related to salaries payable to suspended and pre-retired employees, mainly due to the halting of the redundancy programme and lower liabilities in the form of pension and healthcare benefits following the positive performance of assets under management (15% returns in 2009), which more than offset the time value effect on the unfunded balance.

Change in gross unfunded obligations	Euro million

	2009	2008
Gross unfunded obligations (initial balance)	1,809.9	1,304.0
Post retirement benefits costs (PRB)	91.6	46.7
Prior years service gains related to unvested rights	0.0	(2.1)
Curtailment cost	14.9	100.5
Contributions to pension funds (1)	(108.3)	(46.2)
Payments to pre-retired, suspended employees and other	(175.9)	(187.9)
Net actuarial (gains) losses (2)	(164.8)	594.8

Gross unfunded obligations (final balance)	1,467.4	1,809.9
After-tax unfunded obligations	1,078.5	1,330.2

(1) In 2009, this caption includes: (i) termination payments amounting to Euro 2.7 million; (ii) net reimbursement of healthcare expenses made by PT amounting to Euro 3.2 million, and (iii) contributions to the pension funds of Euro 108.8 million, of which Euro 33 million were made through the transfer of real estate properties. (2) In 2009, this caption relates primarily to the difference between the actual return on assets (Euro 310.3 million, or 15% in 2009) and the expected return on assets (6% on an annual basis).

Post retirement benefits costs	Euro million

	2009	2008
Service cost	6.8	10.0
Interest cost	216.4	208.7
Expected return on assets (1)	(131.6)	(172.0)
Sub-total	91.6	46.7
Amortisation of prior year service gains	(2.0)	(2.0)
Post retirement benefits costs	89.6	44.8

(1) The decrease in the expected return on assets is explained by the devaluation of plan assets occurred in 2008.

Equity (excluding minority interests)

Equity excluding minority interests amounted to Euro 1,318 million as at 31 December 2009. The increase of Euro 1,085 million in 2009 is explained by: (1) the net income generated in the period of Euro 684 million; (2) actuarial gains, net of taxes, related to post retirement benefits amounting to Euro 121 million, and (3) positive currency translation adjustments amounting to Euro 673 million, mainly related to the appreciation of the Real against the Euro. These effects more than offset the payment of Euro 504 million in dividends in April 2009 by PT to its shareholders.

Change in shareholders’ equity (excluding minority interests)	Euro million

2009
Equity before minority interests (initial balance)	232.0
Net income	683.9
Currency translation adjustments	673.0
Dividends (1)	(503.6)
Net actuarial gains (losses), net of taxes	121.1
Other (2)	111.1
Equity before minority interests (final balance)	1,317.5

Change in equity before minority interests	1,085.5
Change in equity before minority interests (%)	467.8%

(1) Dividends paid on 24 April 2009. (2) Includes Euro 104 million related to a equity gain obtained in relation to the exchange of Vivo shares for Telemig shares as part of the corporate restructuring undertaken by Vivo in 3Q09.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the Company prepared in accordance with Portuguese GAAP. Distributable reserves increased by Euro 77 million to Euro 845 million as at 31 December 2009, as the dividends paid to shareholders (Euro 504 million) were more than offset by the Euro 530 million net income generated in 2009, under Portuguese GAAP.

Change in distributable reserves	Euro million

2009
Distributable reserves (initial balance)	768.0
Dividends attributed	(503.6)
Net income under Portuguese GAAP (1)	529.8
Other (2)	50.6
Distributable reserves (final balance)	844.7

Change in distributable reserves in the period	76.7
Change in distributable reserves in the period (%)	10.0%

(1) The main differences between net income under Portuguese GAAP and IFRS are related to the recognition of post retirement benefits, the goodwill amortisation and the recognition of fair value of financial instruments and derivatives. (2) This caption includes again of Euro 56.4 million related to a corporate restructuring of certain subsidiaries.

Consolidated statement of financial position

Consolidated statement of financial position (1)	Euro million

	31December 2009	31December 2008
Cash and equivalents(2)	1,518.0	1,124.6
Accounts receivable, net	1,538.4	1,393.7
Inventories, net	239.9	297.4
Financial investments	614.1	634.3
Intangible assets, net	4,046.7	3,463.0
Tangible assets, net	4,862.2	4,637.8
Accrued post retirement asset	67.6	1.6
Other assets	783.7	973.1
Deferred tax assets and prepaid expenses	1,160.7	1,188.8
Total assets	14,831.2	13,714.4
Accounts payable	1,338.6	1,373.6
Gross debt	7,046.0	6,695.9
Accrued post retirement liability	1,558.3	1,836.9
Other liabilities	1,597.2	1,777.4
Deferred tax liabilities and deferred income	906.3	834.5
Total liabilities	12,446.4	12,518.2
Equity before minority interests	1,317.5	232.0
Minority interests	1,067.3	964.2
Total shareholders’ equity	2,384.8	1,196.2
Total liabilities and shareholders’ equity	14,831.2	13,714.4

(1) Considering a Euro/Real exchange rate of 2.5113 at year-end 2009 and 3.2436 at year-end 2008. (2) This caption includes Euro 42 million related to dividends paid by Unitel to Portugal Telecom, which in the consolidated financial statements were included under the caption “Accounts receivable - other”.

As at 31 December 2009, the net exposure (assets minus liabilities) to Brazil amounted to Euro 3,136 million. The assets denominated in Brazilian Reais in the consolidated statement of PT’s financial position, as at 31 December 2009, amounted to Euro 6,432 million, equivalent to 43.4% of total assets.

The increase in total assets in 2009 is mainly explained by the impact of the appreciation of the Real against the Euro, whilst the increase in total liabilities is primarily explained by the increase in gross debt, which was partially offset by the decrease in post retirement benefit obligations.

06

Business performance

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, decreased by 1.9% y.o.y in 2009 as a result of lower equipment sales at TMN (Euro 15 million) and lower MTRs, which negatively impacted in the amount of Euro 62.1 million, notwithstanding the solid performance of: (1) wireline retail revenues, which increased by 1.8% y.o.y; (2) data & corporate revenues, which increased by 5.0% y.o.y, and (3) customer revenues at TMN, up by 0.5% y.o.y.

Wireline revenues increased by 0.8% y.o.y in 2009, as a result of the robust performance in retail revenues (+1.8% y.o.y). The improvement in retail revenues is explained by the strong take-up of the Meo pay-TV service, postpaid broadband, decelerating line loss, despite continued pricing pressure in the corporate and SME / SOHO segments and decline in directories, due to the challenging economic conditions. Accordingly, retail revenue generating units (RGUs) increased by 325 thousand in 2009, compared to 191 thousand in 2008. The continued success of the Meo pay-TV offer is underpinning the performance of the wireline segment even though it was only launched on a nationwide basis in April 2008 and is yet to reach critical mass.

As for wireless, service revenues fell by 4.6% y.o.y in 2009, as a result of adverse economic conditions, notwithstanding post paid customer growth and higher contribution from data services. As a result of the impact of lower customer revenues, MTRs cuts, roaming revenues and lower equipment sales, TMN’s operating revenues declined by 4.8% y.o.y in 2009.

Domestic operations income statement (1)	Euro million

	2009	2008	y.o.y
Operating revenues	3,320.9	3,386.6	(1.9)%
Wireline	1,947.8	1,931.4	0.8%
Domestic mobile • TMN	1,517.8	1,593.6	(4.8)%
Other and eliminations	(144.7)	(138.4)	4.6%

EBITDA (2)	1,467.5	1,563.1	(6.1)%
Post retirement benefits	89.6	44.8	100.3%
Depreciation and amortisation	675.0	611.4	10.4%

Income from operations (3)	702.9	907.0	(22.5)%
EBITDA margin	44.2%	46.2%	(2.0	)pp
Capex (4)	770.8	661.2	16.6%
Capex as % of revenues	23.2%	19.5%	3.7	pp
EBITDA minus Capex	696.7	901.9	(22.8)%

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

EBITDA declined by 6.1% y.o.y in 2009 to Euro 1,467 million, equivalent to a margin of 44.2%. This performance was achieved against a backdrop of: (1) strong growth in pay-TV, which resulted in higher programming and commercial costs; (2) increased customer care and support costs, due to the growth in pay-TV and wireless broadband; (3) lower MTRs, and (4) the halting of the redundancy programme in favour of insourcing. The rate of EBITDA decline, notwithstanding the halting of the redundancy programme, in the wireline business has been improving, throughout the quarters. TMN’s EBITDA margin stood at 44.4% in 2009, increasing 1.6pp y.o.y, due the strict cost control.

Wireline

In 2009 retail net additions reached 325 thousand, as a result of the significant growth of the pay-TV service, which accounted for 269 thousand net additions, bringing the total pay-TV customers to 581 thousand and showing a sequential acceleration in net additions. ADSL net additions in 2009 reached 152 thousand, while traffic generating lines declined by 56 thousand. In 2009, net disconnections of voice lines were 96 thousand, including the 40 thousand net disconnections of carrier pre-selection lines. This performance marks a clear improvement in relation to the same period last year, which saw 173 thousand net disconnections, thus consolidating the improvement in key operational performance indicators seen during 2009. Pay-TV customer penetration stands at 22.2% of traffic-generating lines and 67.4% of the ADSL customer base, a solid performance considering that the pay-TV service was launched, on a nationwide basis only in April 2008.

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV offer and stood at 1.53 in 2009, as compared to 1.36 in 2008.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, fell by 76 thousand in 2009, reflecting a decrease in carrier pre-selection (-40 thousand), unbundled local loop lines (-25 thousand), and wholesale line rental (-12 thousand).

In 2009 ARPU increased by 3.1% y.o.y to Euro 30.1, as a result of higher penetration of both TV and ADSL and gross profit was broadly flat despite strong growth in retail net additions.

Meo has further reinforced its position as the most innovative pay-TV offer in the Portuguese market by launching various features to differentiate its offer, including: (1) real video-on-demand (VoD) with DVD-like features and a catalogue of more than 2,000 movies including high definition (“HD”); (2) catch-up TV; (3) electronic programming guide accessible remotely through the internet and the mobile phone; (4) TV channel recording, which can be remotely programmed through the internet or through the mobile phone; (5) gaming, karaoke and several interactive content and service areas; (6) access to personal photo folders, and (7) customised offers for kids, continuously enhanced with new contents. In addition, PT has also launched Meo@PC, allowing customers to have online access to Meo’s pay-TV service through the PC, strengthening the mobility and convergence attributes of Meo and further enhancing its differentiation in the pay-TV market.

Meo provides access to a comprehensive content offering, with more than 120 TV channels and over 2,000 VoD titles. The VoD offer, which includes blockbusters from five Hollywood studios is a key differentiating feature of the service as more than 50% of Meo’s IPTV customers have already used VOD on a paid basis (+8.0pp, as compared to 2008), consuming on average 2.7 movies per month. In 4Q09, as part of the Christmas campaign and focusing on increasing VoD usage, PT launched a Gift Voucher with a cover pricing of Euro 20 to use in VoD at a Euro 15 price.

Wireline operating data

	2009	2008	y.o.y
Main accesses (‘000)	4,587	4,298	6.7%
Retail accesses	4,189	3,864	8.4%
PSTN/ISDN	2,746	2,843	(3.4)%
Traffic-generating lines	2,612	2,668	(2.1)%
Carrier pre-selection	134	174	(23.2)%
ADSL retail	862	710	21.5%
TV customers	581	312	86.2%
Wholesale accesses	398	434	(8.3)%
Unbundled local loops	281	305	(8.1)%
Wholesale line rental	63	76	(16.2)%
ADSL wholesale	54	53	2.0%

Net additions (‘000)	289	132	118.9%
Retail accesses	325	191	70.2%
PSTN/ISDN	(96)	(173)	(44.4)%
Traffic-generating lines	(56)	(110)	(49.1)%
Carrier pre-selection	(40)	(63)	(36.2)%
ADSL retail	152	73	108.9%
TV customers	269	291	(7.7)%
Wholesale accesses	(36)	(59)	(39.0)%
Unbundled local loops	(25)	14	n.m.
Wholesale line rental	(12)	(65)	(81.0)%
ADSL wholesale	1	(8)	n.m.

Retail RGU per access (1)	1.53	1.36	12.2%
ARPU (Euro)	30.1	29.2	3.1%
Total traffic (million minutes)	11,225	11,888	(5.6)%
Retail traffic	4,713	4,990	(5.5)%
Wholesale traffic	6,512	6,898	(5.6)%
Employees	6,450	6,183	4.3%

(1) Retail accesses per PSTN/ISDN line.

PT has been continuously strengthening its Meo offer with new features and content, namely through the development of partnerships with key content producers and suppliers. On 2 April 2009, PT launched Meo Kids, a new children’s interactive service with unique content, karaoke, videos and news. Meo Kids is available for all PT’s pay-TV customers with an interface designed for two distinctive groups: children between four and seven years and children between seven and ten, providing them an improved and targeted experience of next generation television. On 6 April 2009, PT launched the AXN channel in HD, available through IPTV and Satellite. On 24 July, PT announced a partnership with free-to-air channel SIC, which enhances its competive position in pay-TV as well as internet. On 31 July 2009, PT launched the FOX channel in HD, available through IPTV. Portugal was the third market launching FOX HD worldwide. On 15 October, PT announced the launch of FOX Life channel, available through IPTV as from 1 January 2010. On 18 December 2009, PT also reinforced its offer to the youth segment, launching an exclusive new channel dedicated to teenagers, SIC K, in a partnership with free-to-air channel SIC. Additionally, in December 2009, PT also reinforced its VoD offer with exclusive Portuguese musical theatre content.

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. In effect, in 2009, proved ad recall stood above 60% and spontaneous ad recall was above 40%, well ahead of any other competing brands in the sector. In May 2009, Meo was elected “Brand of 2008” by the specialised magazine “Meios & Publicidade”, which undertakes an annual initiative aimed at rewarding companies, projects, personalities and advertising agencies for their achievements. In September 2009, in a study undertaken by the telecoms regulator, Meo was considered to be the operator having the best customer satisfaction in the Portuguese telecoms sector, with the highest score related to the best image, the best customer care support and the best price-quality relation. In October 2009, Meo was considered by Marketeer, a specialised marketing magazine, as the 2009 top brand for telecommunications. In 2009, the Meo brand was top of mind of all brands in Portugal.

Following the announcement of PT’s investment in fibre optic FTTH network, PT announced a partnership with Corning, a worldwide leader in provision of fibre optics. The FTTH network (fibre-to-the-home) should allow PT to provide high-speed and high quality services, and meet consumers’ needs and requirements. This strategic investment positions PT well in order to achieve its goal of leadership in all areas of its activity in the domestic market and of profitable future growth. Additionally, the new network will support innovative services, which will further differentiate PT’s offers and play an important role in the consolidation of the wireline growth trends and in the reduction of costs associated to maintenance and customer support. At this initial stage, PT covered 965 thousand households (under contruction and available) with FTTH. PT also announced a partnership with Cisco aimed at developing value added solutions for the residential and corporate market segments, which should allow PT to maintain an edge in advanced telecommunication solutions for the residential and corporate market. As part of this alliance, PT launched the TelePresence service, making it available in Lisbon, Porto, Madeira and Azores.

In 2009, wireline operating revenues increased by 0.8% y.o.y to Euro 1,948 million, notwithstanding increased pricing pressure in the corporate and SME / SOHO segments and the decline in directories (-11.2% y.o.y), in equipment sales in 2009 (-15.2% y.o.y) and in MTRs. Notwithstanding continued pressure on the traditional voice business, revenues of pay-TV and ADSL retail have been increasing (+55.1% y.o.y) in line with the stated strategy of addressing the residential market by offering triple-play and double-play services.

Retail revenues increased by 1.8% y.o.y in 2009, to Euro 971 million, underpinned by growth in retail RGUs of 325 thousand, namely pay-TV customers (+269 thousand net additions in 2009), high quality broadband customers(+162 thousand post paid net adds) and resilience of traffic generating lines which decreased by 56 thousand in the period. The growth in number of RGUs per customer contributed to the increase in retail ARPU of 3.1% y.o.y, which stood at Euro 30.1. The performance of retail revenues, which increased for the fourth consecutive quarter in 4Q09, shows a continued sequential acceleration, notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions.

Wholesale revenues increased by 1.4% y.o.y in 2009 to Euro 495 million, as a result of the increase in leased lines (+15.5% y.o.y) which more than offset the decline in traffic revenues (-6.0% y.o.y) which were negatively impacted by lower MTRs.

Revenues from data and corporate services increased by 5.0% y.o.y in 2009 as a result of the strong increase in revenues from network management, outsourcing and IT (29.5% y.o.y) which more than offset the decrease in revenues from VPN and leased lines (-2.4% y.o.y). This performance was achieved notwithstanding some lumpiness in relation to the execution of certain large contracts and pricing pressure.

Other revenues decreased by 11.0% y.o.y in 2009, as a result of the decline in directories, which decreased by 11.2% y.o.y, and equipment sales, which decreased by 15.2% y.o.y, as commercial activities in 2009 continued to focus on the marketing of triple-play and pay-TV services, based on rented set-top boxes.

Wireline income statement (1)	Euro million

	2009	2008	y.o.y
Operating revenues	1,947.8	1,931.4	0.8%
Retail	971.0	953.5	1.8%
Wholesale	495.4	488.5	1.4%
Data & corporate	300.7	286.5	5.0%
Other wireline revenues	180.6	203.0	(11.0)%

Operating costs, excluding D&A	1,148.2	1,044.3	9.9%
Wages and salaries	233.3	226.7	2.9%
Direct costs	409.0	390.9	4.6%
Commercial costs	118.0	112.5	4.8%
Other operating costs	387.9	314.1	23.5%

EBITDA (2)	799.6	887.1	(9.9)%
Post retirement benefits	89.6	44.7	100.5%
Depreciation and amortisation	434.7	365.7	18.9%
Income from operations (3)	275.4	476.7	(42.2)%

EBITDA margin	41.1%	45.9%	(4.9	)pp
Capex	565.4	402.8	40.4%
Capex as % of revenues	29.0%	20.9%	8.2	pp
EBITDA minus Capex	234.2	484.3	(51.6)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA declined by 9.9% y.o.y in 2009, showing sequential improvement in the trend seen throughout the year: 1Q09 (-11.0% y.o.y), 2Q09 (-11.2% y.o.y), 3Q09 (-9.9% y.o.y) and 4Q09 (-7.2% y.o.y). Operating expenses increased by 9.9% y.o.y primarily driven by the increase in other operating expenses (+23.5% y.o.y), namely customer care and support costs in connection with the continued growth of pay-TV customers. Direct costs increased by 4.6% y.o.y to Euro 409 million, reflecting higher programming costs of approximately Euro 77 million, notwithstanding a decline in traffic costs (-15.0% y.o.y). Wages and salaries increased by 2.9% y.o.y to Euro 233 million as a result of: (1) headcount migration from the domestic mobile due to the reorganisation of the domestic fixed and mobile business along customer segments, and (2) the decision to halt the redundancy programme and focus on insourcing of certain activities that were previously being outsourced, thus reducing cash costs. Commercial costs, which increased by 4.8% y.o.y to Euro 118 million, reflect the increase in cost of goods sold (+11.3% y.o.y).

In 2009, gross profit declined by 0.4% y.o.y, showing a significant improvement when compared with the 4.5% y.o.y decline in 2008. It is worth highlight that in 4Q09, gross profit increased by +0.4% y.o.y, the best performance in the last nineteen quarters, accelerating the trend seen in 3Q09 (-0.1% y.o.y) and thus confirming the success of Meo as the key driver for an effective turnaround in the wireline business. EBITDA margin stood at 41.1% in 2009.

Capex increased from Euro 403 million in 2008 to Euro 565 million in 2009. Capex was directed mainly towards investments in: (1) the build out of FTTH network, which allows for increased bandwidth for both residential and corporate customers, and (2) roll out of IPTV services, as a result of the growth in pay-TV customers, which account for approximately one third of total wireline capex. At the end of 2009, PT had 965 thousand homes, under construction or available, with fibre to the home.

Domestic Mobile

In 2009, TMN`s total customers increased by 4.6% y.o.y to 7,252 thousand and net additions reached 319 thousand. Customer growth at TMN continued to be underpinned by wireless broadand net additions. At the end of 2009, post paid customers accounted for 30.8% of total customer base, up by 2.9pp y.o.y.

In 2009, TMN continued to invest significantly in the differentiation of its handset portfolio and services offered. TMN makes available to its customers data and value added services such as: (1) “internetnotelemóvel”, an internet access service and an innovative portal, developed exclusively for TMN, enabling internet access on mobile phones in any place and at any; (2) “musicbox”, the first unlimited music download service for both mobile handsets and PC’s; (3) “meo mobile”, a mobile TV service, made available through the Meo brand, available everywhere with access to 38 channels including live; (4) “App Store”, a mobile application store with hundreds of applications, both free and paid, and with a wide range of areas of interest, namely sports, news, travel, etc, and (5) “pond”, an online aggregator of media and social networking applications with three main areas: user generated content like photos and videos in a partnership with PT’s Sapo web portal, Flickr, Picasa, Youtube; social networking, namely Facebook, and blogging, through Twitter, Sapo Blogs and Blogger , and (6) MMS Face Fun, an exclusive and innovative service that allows customers to transform their pictures by merging it with another picture.

Domestic mobile operating data (1)

	2009	2008	y.o.y
Customers (‘000)	7,252	6,933	4.6%
Net additions (‘000)	319	680	(53.1)%
Total traffic (million minutes)	9,848	9,047	8.9%
MOU (minutes)	117	115	1.8%
ARPU (Euro)	16.2	18.1	(10.6)%
Customer	14.0	14.9	(5.8)%
Interconnection	1.9	2.9	(34.7)%
Data as % of service revenues (%)	23.1	20.4	2.6	pp
SARC (Euro)	36.0	38.0	(5.3)%
Employees	1,004	1,082	(7.2)%

(1) Includes MVNO subscribers.

In addition, TMN also has a wide portfolio of handsets, which is continuously updated in order to support its innovative service offering and underpin TMN’s differentiation in the market. In 2Q09, TMN launched Bluebelt, the first smartphone using TMN’s brand, a high-end equipment with 3.5G technology for mobile broadband with speeds up to 7.2 Mbps, e-mail in real time, camera with 3.2 Mpx and auto focus, flash and zoom, video camera, MP3 player, Windows Live Messenger, Meo Mobile application and a direct access to content. In 3Q09, TMN launched HTC Magic, the first smartphone in Portugal operating on the open source Android platform, allowing a unique experience in mobile broadband and interactive services and content. TMN has continued to lead the development of the smartphone market in Portugal, through the world premier of Microsoft’s Windows Phone, based on the Windows Mobile 6.5 platform, which allows a new and integrated management of applications, tasks, mails and messages and GPS navigation. This operating system was made available in various phones: tmn bluebelt, tmn silverbelt, Samsung Omnia II i8000 and Samsung Lite

B7300. In 4Q09, TMN, maintaining a strong innovation pace, launched, in association with SonyEricsson, the AINO model, which allows remote access to the PlayStation 3, which can be acquired alone or in a package including one PlayStation 3 and a game.

TMN is focused on increasing the penetration as well as the usage of smartphones, not only by launching own-brand terminals at lower prices but also making smartphones available with pre paid tariff plans. As part of this effort, in October 2009, TMN started to market the BlackBerry Curve 8520 with a pre paid tariff plan and its Christmas campaign was focused on the promotion of smartphones and touch-screen phones.

In 2009, wireless broadband remained a key priority, with TMN launching, following the first pilot project worldwide, a new mobile broadband service based on HSPA+ that makes available speeds of up to 21Mbps. TMN has also launched a new prepaid wireless broadband offer with download speed of 1Mbps, which allows surfing time of ten non-consecutive hours, in a range of 180 days, with unlimited downloads for a charge of Euro 10. In February 2009, in a study undertaken by the telecom regulator, TMN was considered to be the operator having the best 3G coverage and best 3G service throughout the country. TMN already covers all district capitals also with 3.5G. In addition, in April 2009, also in a study undertaken by the telecoms regulator, TMN was considered the operator having the best wireless broadband performance and reliability. TMN was also elected by the readers of “PC Guia”, a specialised magazine, the best wireless broadband provider in Portugal for the second consecutive year.

TMN also continued to invest in the differentiation and awareness of its brand in 2009. In October 2009, TMN launched an innovative marketing campaign to celebrate the achievement of the important milestone of seven million customers. Also in October, in order to address the youth market, TMN sponsored the ninth round of the surf championship, the ASP World Tour 2009, which took place for the first time in Portugal. As a result of a continued investment, TMN is the best well known mobile brand and the second in terms of top of mind of all brands in Portugal, only behind PT`s Meo brand.

In 2009, non-SMS and valued added data services continued to contribute to top line growth, increasing by 27.3% y.o.y and accounting for 59.0% of total data revenues, up by 9.0pp y.o.y. This growth in non-SMS data continued to be driven by the steady performance of wireless broadband and increasing data usage, particularly of smartphones and other data-enabled phones. In the period, total data revenues accounted for 23.1% of service revenues, increasing by 2.6pp over the same period last year.

TMN’s ARPU decreased by 10.6% y.o.y in 2009 to Euro 16.2, as a result of: (1) strong subscriber growth; (2) increased penetration of services in lower segments of the market, and (3) declining MTRs. In effect, interconnection ARPU declined by 34.7% y.o.y. In 2009, total traffic increased by 8.9% y.o.y to 9,848 million minutes, driven mainly by outgoing traffic, which increased by 11.5%. Growth in customer base (+4.6%, EoP) coupled with an increased penetration of on-net flat-fee tariff plans underpinned traffic growth in the period.

In 2009, TMN’s operating revenues amounted to Euro 1,518 million, a decrease of 4.8% y.o.y (- Euro 76 million), mainly due to the negative impact of Euro 62.1 million as a result of lower MTRs and the 9.6% y.o.y decline in equipment sale (- Euro 15 million). Service revenues decreased by 4.6% y.o.y (- Euro 65 million), as the increase in customer revenues, which were up by 0.5% y.o.y, was insufficient to offset the decrease in interconnection revenues (-30.3% y.o.y) due to the regulated cuts in MTRs and the decline in roamers revenues of 3.5%. Excluding lower MTRs, operating and service revenues would have decreased by 0.9% y.o.y and 0.2% y.o.y, respectively.

Domestic mobile income statement (1)	Euro million

	2009	2008	y.o.y
Operating revenues	1,517.8	1,593.6	(4.8)%
Services rendered	1,360.0	1,424.9	(4.6)%
Customer	1,173.4	1,167.3	0.5%
Interconnection	161.0	231.2	(30.3)%
Roamers	25.5	26.4	(3.5)%
Sales	144.1	159.4	(9.6)%
Other operating revenues	13.7	9.3	47.3%

Operating costs, excluding D&A	843.7	911.7	(7.5)%
Wages and salaries	48.3	51.9	(6.8)%
Direct costs	259.4	279.3	(7.1)%
Commercial costs	276.6	323.9	(14.6)%
Other operating costs	259.3	256.6	1.0%

EBITDA (2)	674.1	681.9	(1.1)%
Depreciation and amortisation	220.9	231.7	(4.6)%

Income from operations (3)	453.2	450.2	0.7%
EBITDA margin	44.4%	42.8%	1.6	pp
Capex	180.1	244.6	(26.4)%
Capex as % of revenues	11.9%	15.3%	(3.5	)pp
EBITDA minus Capex	494.1	437.3	13.0%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

Customer revenues increased by 0.5% y.o.y to Euro 1,173 million (Euro 6 million) on the back of customer growth, namely in wireless broadband despite adverse economic conditions affecting the corporate and SME/SOHO segments. Interconnection revenues declined by 30.3% y.o.y (- Euro 70 million) in 2009 to Euro 161 million, as a result of the decline in MTRs from Euro 11 cents per minute in the beginning of 2008 to Euro 6.5 cents as from 1 April 2009. TMN has fully implemented the glide path imposed by the Regulator. Equipment sales declined by 9.6% y.o.y (-Euro 15 milion) primarily due to lower handset prices.

EBITDA decreased by 1.1% y.o.y to Euro 674 million in 2009, as a result of the decline in MTRs, which had a negative impact of Euro 29.8 million. Adjusting for this negative effect, EBITDA would have increased by 3.2% . Operating expenses, excluding D&A, decreased by 7.5% y.o.y in 2009 to Euro 844 million, on the back of strict cost discipline: (1) wages and salaries decreased by 6.8% y.o.y in 2009, reflecting efficiency gains as a result of the reorganisation of PT’s domestic businesses along customer segments and fixed-mobile integration, (2) commercial costs declined by 14.6% y.o.y to Euro 277 million, as a result of the continued focus on reducing the breadth of TMN’s handset portfolio and increasing the number of exclusive handsets and lower SARC, and (3) direct costs, which mainly include costs of telecommunications, decreased by 7.1% y.o.y to Euro 259 million in 2009 due to the positive impact of lower MTRs. Unitary SARC, which includes marketing, handset subsidies and commissions, declined 5.3% y.o.y in 2009. EBITDA margin stood at 44.4% in 2009, increasing by 1.6pp when compared to 42.8% in 2008.

Capex decreased by 26.4% y.o.y in 2009 to Euro 180 million. The decrease in TMN’s capex in 2009 is explained primarily by the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008 which resulted in an improved quality of TMN’s voice and data networks and services. Capex continued to be directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and improving mobile voice and data services to customers. Approximately 70% of network capex is being directed towards 3G and 3.5G networks. As a result of the strict cost and capex control, EBITDA minus capex at TMN increased by 13.0% to Euro 494 million in 2009.

International Businesses

Brazilian Mobile - Vivo

In 2009, Vivo’s customer base increased by 15.1% y.o.y to 51,744 thousand, surpassing the 50 million customer mark during December. GSM and 3G accounted for 43,504 thousand customers at the end of December 2009, equivalent to 84.1% of total customers (+14.9pp y.o.y). In 2009 net additions reached 6,799 thousand, decreasing by 9.0%, which is explained by the decelerating trend seen in the market in 2009 as compared to 2008, the intense proliferation of SIM Cards and Vivo’s focus on retaining and maintaining its customer base, namely high-value customers, notwithstanding the fact that in 4Q09 net additions increased by 8.6% y.o.y, reaching 2,897 thousand driven by: (1) the most comprehensive and differentiated offer, namely related to post paid plans and handsets; (2) strong marketing campaigns, namely during Christmas, aimed at increasing usage and on retaining and maintaining Vivo’s customer base, and (3) the leadership in quality and 3G coverage. The increase in net additions in 4Q09, allowed Vivo to post a 37.0% market share of net additions, well ahead of any competitor, thus reinforcing its leadership, for the second consecutive quarter. In November 2009, to enhance the pospaid offer Vivo launched a new pricing plan, Vivo Você, which includes more services and has been very successful in terms of take up rates. As a result of its quality and balanced offer, Vivo is the operator that has gained more customers from number portability since it was implemented in Brazil.

Total minutes carried by Vivo in 2009 increased by 27.6% y.o.y, on the back of on-net traffic growth, as a result of the success of recent marketing campaigns focused on promoting usage, against a backdrop of strong usage growth, namely in 2H09, incoming traffic has slightly increased (+0.9% y.oy) as a result of accelerated fixed to mobile migration. Vivo’s blended MOU has increased by 6.3% y.o.y in 2009 reaching 92 minutes, underpinned by outgoing MOU (+18.5% y.o.y).

Brazilian mobile operating data (1)

	2009	2008	y.o.y
Customers (‘000)	51,744	44,945	15.1%
Market share (%)	29.7	29.8	(0.1	)pp
Net additions (‘000)	6,799	7,475	(9.0)%
Total traffic (million minutes)	52,106	40,843	27.6%
MOU (minutes)	92	86	6.3%
ARPU (R$)	26.4	29.2	(9.5)%
Customer	15.9	16.8	(5.8)%
Interconnection	10.3	12.1	(14.8)%
Data as % of service revenues (%)	13.6	10.2	3.4	pp
SARC (R$)	75.6	82.5	(8.4)%
Employees	10,598	8,386	26.4%

(1) Operating data calculated using Brazilian GAAP.

Vivo’s blended ARPU reached R$ 26.4 in 2009, a decrease of 9.5% y.o.y as a result of customer growth, higher penetration of mobile services in the lower income segments and campaigns aimed at stimulating usage. Customer ARPU declined by 5.8% y.o.y to R$ 15.9 due to promotions and bonuses offered against a backdrop of competitive environment and multiple SIM card penetration. Interconnection ARPU declined by

14.8% y.o.y as a result of fixed to mobile migration. ARPU was positively impacted by data ARPU growth, which was driven by connectivity and data applications.

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 7.0% y.o.y in 2009 to R$ 17,369 million, as a result of growth in service revenues (+9.8% y.o.y) underpinned by strong growth in customers and in data services, driven primarily by wireless broadband. Data revenues increased by 44.0% y.o.y in 2009 and already account for 13.6% (+3.4pp y.o.y) of service revenues. The growth drivers of data services were: (1) wireless broadband connectivity, due to strong customer growth, (2) the increase in the usage of person-to-person SMS / MMS, as a result of higher recharges with services and activations of post paid plans with data benefits; (3) promotions for the usage of SMS Content (interactivity actions on the TV and other media), and (4) the launch of new services, namely “Vivo Avisa” and “Vivo Informa”. To increase smartphones penetration and data usage, Vivo has launched several marketing initiatives in 2009, such as: (1) “Motocubo”, a smartphone addressed to the youth segment with simplified access to social networking sites, and (2) “My first Smartphone” campaign that offers the smartphone after a post paid contract with wireless broadband embedded. Service revenues were negatively impacted by the deceleration in interconnection revenues, due to promotions focusing on on-net traffic campaigns, which in turn led to a reduction in incoming traffic and substitution of fixed-to-mobile traffic. Equipment sales declined by 17.2% y.o.y in 2009 to R$ 1,299 million as a result of an increased focus on SIM Card only offers.

Brazilian mobile income statement (1)	R$ million

	2009	2008	y.o.y
Operating revenues	17,368.6	16,225.6	7.0%
Services rendered	15,680.6	14,280.5	9.8%
Sales	1,299.2	1,568.5	(17.2)%
Other operating revenues	388.8	376.6	3.3%

Operating costs, excluding D&A	12,125.9	11,774.0	3.0%
Wages and salaries	890.9	770.6	15.6%
Direct costs	3,395.3	3,028.1	12.1%
Commercial costs	3,994.3	4,252.4	(6.1)%
Other operating costs	3,845.4	3,722.9	3.3%

EBITDA (2)	5,242.7	4,451.6	17.8%
Depreciation and amortisation	3,981.4	3,320.1	19.9%

Income from operations (3)	1,261.4	1,131.5	11.5%
EBITDA margin	30.2%	27.4%	2.7	pp
Capex (4)	2,329.5	2,728.8	(14.6)%
Capex as % of revenues	13.4%	16.8%	(3.4	)pp
EBITDA minus Capex	2,913.2	1,722.9	69.1%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08).

EBITDA increased by 17.8% y.o.y to R$ 5,243 million in 2009, on the back of revenue growth and cost control. Commercial costs decreased by 6.1% y.o.y while unitary SARC, which includes marketing, handset subsidies and commissions, decreased by 8.4% y.o.y in 2009. This performance of commercial costs is explained by: (1) the decline in subsidisation due to a higher take-up on GSM handsets and SIM Card only offers, (2) the decline in cost of products sold, impacted by the appreciation of the Real, and (3) the focus on retaining Vivo’s best customers and up-selling of services aimed at increasing the share of wallet. Against a backdrop of intensive competition and aggressive campaigns, EBITDA margin increased in 2009 by 2.7pp to 30.2%.

Capex decreased by 14.6% y.o.y to R$ 2,329 million in 2009 and was primarily directed towards: (1) increasing network capacity to support the accelerated customer growth experienced by Vivo, namely in 2G; (2) expanding coverage of 3G and 3.5G networks; (3) continued expansion of coverage in the Northeast states following the launch of the service in October 2008 and the pre paid in September 2009, (4) improving network quality to continue to be the most reliable and best quality network in Brazil, and (5) investments in customer care and informations systems. At the end of December, the 3G network covered 579 municipalities, reaching more than 60% of total Brazilian population.

Other International Assets

In 2009, international assets excluding Vivo, on a pro-forma basis, increased their proportional revenues and EBITDA contribution by 23.0% to Euro 513 million and by 31.2% to Euro 221 million respectively. This performance was achieved on the back of strong customer growth and profitability underpinned by cost control.

Proportional income statement of other international assets (1)	Euro million

	2009	2008	y.o.y
Operating revenues	512.9	416.9	23.0%
EBITDA (2)	221.5	168.8	31.2%
Depreciation and amortisation	43.3	32.3	34.3%
Income from operations (3)	178.2	136.5	30.5%
EBITDA margin	43.2%	40.5%	2.7	pp

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Vivo and Médi Telecom, which has been disposal of. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Highlights of main assets in Africa and Asia (2009) (1)	thousand (customers), million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
Unitel (2) (4)	25.00%	5,700	1,562	23.0%	1,030	33.7%	65.9%	1,120	738
MTC (3) (4)	34.00%	1,363	1,444	10.8%	772	21.1%	53.5%	124	66
CVT (3) (4)	40.00%	374	7,775	(3.5)%	4,561	(6.8)%	58.7%	71	41
CTM (2)	28.00%	833	2,439	(0.1)%	1,133	4.2%	46.5%	219	102
CST (3) (4)	51.00%	89	269,216	36.9%	75,119	14.3%	27.9%	12	3
Timor Telecom (3)	41.12%	355	49	26.3%	25	21.2%	51.4%	35	18

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 2009, Unitel’s revenues and EBITDA increased by 23.0% and 33.7% y.o.y, to USD 1,562 million and USD 1,030 million respectively, underpinned by strong and steady customer growth, notwithstanding the devaluation of Kwanza, which was more pronounced in 4Q09. Net additions totalled 1,128 thousand in 2009, with total customer base reaching 5,700 thousand at the end of December 2009, an increase of 24.7% over the same period of last year. In 2009, ARPU totalled USD 25.0, a decrease of 5.7% over the same period of last year, mainly due to the kwanza devaluation.

In 2009, MTC’s revenues and EBITDA increased by 10.8% and 21.1% y.o.y respectively. EBITDA margin increased to 53.5% in 2009. The customer base reached 1,363 thousand at the end of December 2009, an increase of 26.5% over the same period of last year, with net additions reaching 285 thousand. Post paid customers increased by 13.3% y.o.y, equivalent to 7.0% of total customer base. ARPU totalled NAD 95.3, a decrease of 16.9% y.o.y, as a result of customer growth in the period.

CVT’s revenues decreased by 3.5% y.o.y to CVE 7,775 million, while EBITDA decreased by 6.8% y.o.y to CVE 4,561 million in 2009. EBITDA margin stood at 58.7% in 2009. Mobile customers increased by 15.2% to 291 thousand. ARPU totalled CVE 1.369 decreasing 32.2% y.o.y, as a result of customer growth and lower roaming revenues.

CTM’s revenues decreased by 0.1% y.o.y to MOP 2,439 million in 2009, benefiting from an improved trend against a backdrop of economic recovery in 4Q09. EBITDA increased by 4.2% to MOP 1,133 million, with strong cost control more than offsetting economic pressure over revenues. EBITDA margin increased to 46.5% in 2009. In the mobile division, customers increased by 19.5% y.o.y reaching 525 thousand at the end of December 2009. In 2009, CTM’s mobile ARPU decreased by 26.0% to MOP 104.3, as a result of customer growth in the period.

In 2009, CST’s revenues and EBITDA increased by 36.9% y.o.y to STD 269,2 million and by 14.3% y.o.y to STD 75,1 million respectively. EBITDA margin stood at 27.9% . In the mobile division, CST had 81 thousand customers at the end of December 2009, an increase of 59.9% y.o.y. Mobile ARPU totalled STD 208 thousand in 2009, a decrease of 21.3% over the same period of last year.

In 2009, Timor Telecom’s revenues and EBITDA increased by 26.3% and 21.2% y.o.y, to USD 49 million and USD 25 million respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin stood at 51.4% . Timor Telecom’s mobile net additions reached 226 thousand, bringing the total customer base to 351 thousand at the end of December 2009, an increase of 180.7% y.o.y. This significant customer growth was achieved as a consequence of the launch of new commercial offers and investment in coverage. Mobile ARPU totalled USD 17.9 in 2009, a decrease of 31.2% over the same period of last year, as a result of the strong customer growth in the period.

07

Employees

Number of employees and productivity ratios

	2009	2008	y.o.y	y.o.y %
Domestic operations	10,978	10,440	538	5.2%
Wireline	6,450	6,183	267	4.3%
Domestic mobile • TMN	1,004	1,082	(78)	(7.2)%
Other	3,524	3,175	349	11.0%
International businesses	26,043	21,530	4,513	21.0%
Brazilian mobile • Vivo(1)	5,299	4,193	1,106	26.4%
Other	20,744	17,337	3,407	19.7%
Total Group employees	37,021	31,970	5,051	15.8%

Fixed lines per employee	711	696	15	2.2%
Mobile cards per employee
TMN	7,223	6,418	805	12.5%
Vivo	4,882	5,360	(478)	(8.9)%

(1) Proporcional 50%

At the end of 2009, PT’s employees were 37,021, of which 29.7% were in the domestic operations. In the wireline business, the total number of employees increased by 4.3% y.o.y, as a result of the management of the domestic businesses along customer segments and of the integrated management of the wireline and mobile businesses, with the ratio of fixed lines per employee reaching 711. At TMN, the number of employees decreased by 7.2% y.o.y, to 1,004, while the ratio of mobile cards per employee increased by 12.5% to 7,223 cards. As at 31 December 2009, the total number of employees at Vivo increased by 26.4% y.o.y to 10,598 (100% of Vivo). The ratio of mobile cards per employee decreased by 8.9% y.o.y to 4,882 cards.

08

Capital markets

Shareholder remuneration

In terms of shareholder remuneration, PT returned approximately Euro 504 million to shareholders in 2009, through a cash dividend of Euro 57.5 cents per share paid in April 2009, related to fiscal year 2008.

(1) Subject to Shareholders’ approval at the AGM.

On 14 May 2009, PT announced that the Board of Directors approved the intention to submit for shareholders’ approval at the next AGM the payment of a cash dividend of Euro 0.575 per share for the fiscal year ending 31 December 2009, subject to market conditions and PT’s financial condition at the time. The payment of this dividend is expected to take place following its approval at the next AGM, to be held on 16 April 2010.

The Board also approved, on 14 May 2009, the intention to submit to the corresponding AGMs the same level of dividends per share (Euro 0.575) for the years ending 31 December 2010 and 2011, subject to market conditions, PT’s financial condition and other factors considered relevant by the Board at the time. As such, PT reinforces its commitment to deliver compelling returns to its shareholders, whilst retaining the financial flexibility to continue investing in its core markets, new products and services, and maintaining its long-term competitive position.

As at 31 December 2009 and as at the date of this report, PT had equity swap contracts over 20,640,000 own shares, contracted under the share buyback programme. Adjusting for equity swaps on own shares, the total number of outstanding shares recognised in the balance sheet, is 875,872,500.

Shareholder structure

PT has a diversified shareholder base, with approximately two thirds of its share capital being held by foreign shareholders, mainly in United States, UK and Continental Europe. The Portuguese and the UK markets have been increasing their weight in PT’s share capital, representing 36% and 21%, respectively of the total shareholder base. Continental Europe and the US markets represent approximately 19% and 23%, respectively, of PT’s outstanding capital.

At the end of 2009, the holdings of the qualified shareholders represented more than 50% of PT’s share capital, as follows:

Qualified holdings

Date of report	Institutions	No. of shares	% of capital	% of voting rights
17/Dec/08	Telefónica	89,651,250	10.00%	10.00%
31/Dec/08	Brandes Investments Partners	84,975,020	9.48%	7.52%
31/Dec/09	Espirito Santo Group	71,660,806	7.99%	7.99%
31/Dec/09	Caixa Geral de Depósitos Group	65,410,185	7.30%	7.30%
31/Dec/09	Ongoing Strategy Investments	60,404,969	6.74%	6.74%
15/Dec/08	Barclays Group (1)	23,924,243	2.54%	2.54%
05/Jun/07	Visabeira Group	22,667,473	2.01%	2.01%
07/Dec/09	BlackRock Inc.	21,025,118	2.35%	2.35%
04/Apr/08	Controlinveste Comunicações (2)	20,421,247	2.17%	2.17%
09/Jun/09	Norges Bank	17,991,955	2.01%	2.01%

(1) PTfurther disclosed, on 19 January 2010, that the BarclaysPlc held less than 2%of the voting rights corresponding to the share capital of PT. (2) PTfurther disclosed, on 3 February 2010, that (i) on 27 January 2010, Controlinveste Comunicações, SGPS, S.A., within a share capital increase through contributionsin kind, transferred the ownership of 20,419,325 PT shares corresponding to 2.28%of PT’sshare capital to Controlinveste International S.À.R.L.; and (ii) on 28 January 2010, Controlinveste International S.À.R.L., sold, through a transaction executed over the counter, to Controlinveste Finance International S.A., 20,419,325 PT shares representing 2.28%of PT’s share capital.

Share performance

In 2009, PT shares outperformed the European telecommunication sector. PT shares closed the year 2009 at Euro 8.52, representing an increase of 40.4% over the previous year. The DJ Stoxx Telecom Europe index increased 11.3% in 2009, the PSI-20 index registered an increase of 51.3% in the same period.

In terms of total shareholder return, PT posted a 54.9% increase during 2009, which compares to 18.8% posted by the DJ Stoxx Telecom Europe index over the same period, thus also outperforming the sector.

European telecoms share price performance in 2009

Among the major financial markets, the Bovespa registered the best performance in 2009 (+82.7%), followed by the NASDAQ (+43.9%). The PSI-20 index also saw a postive performance in 2009, registered the second highest increase (+33.5%) among the European markets.

Performance of major stock market indexes in 2009

Around 800 million PT shares were traded in 2009, equivalent to a daily average of 3.0 million shares.

In 2009, the price of PT’s ADRs increased by 41.5%, closing the year at US$ 12.14. An average of approximately 150 thousand PT ADRs was traded daily in 2009 on the New York Stock Exchange. The number of ADRs outstanding at the end of 2009 was 36.6 million, of which 78.8% were owned by the top 5 institutional shareholders. PT’s ADR programme continues to be one of the most active among European telecom operators.

Bond performance

The key credit strength of PT in 2009 was again its ability to generate a strong operating free cash flow, as a result of leading market positions in both fixed and mobile businesses in Portugal and in mobile business in Brazil, as well as the implementation of continued cost cutting programmes. In 2009, PT maintained a solid liquidity position, given its significant level of cash, its debt profile (with an average maturity above 6 years as of the year-end) and the additional flexibility provided by its committed stand-by lines and underwritten commercial paper lines.

Rating

On 21 April 2009, Standard & Poor’s announced its review of the credit rating attributed to Portugal Telecom, raising the long-term rating to BBB from BBB- and the short-term rating to A-2 from A-3, with stable outlook. According to S&P, the upgrade recognises improving dynamics in PT’s domestic wireline business, strengthening performance in Brazil, allowing payment of dividends, and consistently sound domestic mobile operations.

Moody’s has confirmed the Baa2 rating with stable outlook, while Fitch improved the outlook of its BBB rating from negative to stable on 6 February 2009.

Bonds

In 2009, Portugal Telecom has executed 3 public issues, including: on 5 February, a tap of the 2012 bond issued in 2005, amounting to €300 million; on 30 April, a €1 billion Eurobond maturing in 2013; and on 2 November, a €750 million Eurobond maturing in 2019. Additionally, in July, PT issued €250 million fixed rate notes maturing in 2017, through a private placement.

On 7 April 2009, PT repaid the €880 million 10-year Eurobond issued in 1999. On 23 December, PT called the €200 million floating rate notes 1 year earlier of the expected initial maturity of 2 years.

In 2009, the performance of PT’s bonds was mainly driven by the persistence of the global credit crisis in the first quarter and the gradual stabilization of the financial markets until year-end. PT spreads have been relatively close to end of 2008 levels until April 2009 and have tightened substantially since then, also reflecting the credit rating upgrade announced by S&P in April. The decrease in spreads was particularly significant from April to August, as the main concerns on financial institutions have gradually eased and liquidity in credit market has increased considerably.

PT Eurobonds Spreads Performance in 2009

(basis points)

The crisis in the financial markets in the first quarter and the gradual improvement in market conditions during the remaining of the year has also been the main driver for the market performance in 2009 of PT’s exchangeable bonds issued in August 2007. Until March, market price of these bonds has decreased, having reached a minimum of 92.5% of par. After mid-March, price increased significantly, led by the raise of PT share price and also by the tightening of PT credit spreads, ending 2009 at 109.2% of par.

Investor relations activities

PT has a policy of providing its shareholders and other members of the international financial community with clear, transparent, regular and two-way communications.

During 2009, the Company participated in several investor events, including investor roadshows, analyst and investor presentations, one-on-one meetings and conference calls, and investor conferences in Europe and in the US.

In 2009, PT held a total of over 235 meetings with analysts and investors. Additionally, PT held meetings in its offices, as well as conference-calls with investors and analysts on a regular basis.

During 2009, PT held two roadshows in Europe and two roadshows in the US. The most significant were held in June in Europe and in November in Europe and in the US, following the announcement of the first nine months results.

09

Main events

Events of the year

Shareholder remuneration

27.Mar.09 | PT’s shareholders approved at the Annual General Meeting (AGM) held on 27 March 2009 the application of the 2008 net income of Euro 488,717,970.00, increased by Euro 26,776,717.50 of free reserves, in the total amount of Euro 515,494,687.50, as dividends paid to shareholders, corresponding to Euro 0.575 per share. Dividends paid in April 2009, net of dividends attributed to own shares, amounted to Euro 503,626,688.

14.May.09 | PT announced that the Board of Directors has approved the intention to submit for shareholders’ approval at the next AGM the payment of a cash dividend of Euro 0.575 per share for the fiscal year ending 31 December 2009, subject to market conditions and PT’s financial condition at the time. The Board has also approved the intention to submit to the corresponding AGMs the same level of dividends per share (Euro 0.575) for the years ending 31 December 2010 and 2011, subject to market conditions, PT’s financial condition and other factors considered relevant by the Board at the time.

Vivo

23.Mar.09 | Vivo Participações S.A. (“Vivo”), Telemig Celular Participações S.A. (“TCP”) and Telemig Celular S.A. (“TC”) announced the approval, by their respective Boards of Directors, of the proposal, to be submitted to the shareholders of the three companies mentioned above, for the corporate restructuring that is intended to incorporate the shares of TC in TCP and the shares of TCP in Vivo, thus converting TC into a fully owned subsidiary of TCP and TCP into a fully owned subsidiary of Vivo. This corporate restructuring aims to simplify the current organisational structure of Vivo and its subsidiaries, reducing the number of companies listed in the Bolsa de Valores de São Paulo (“BOVESPA”) and in the New York Stock Exchange (“NYSE”), thus reducing the costs associated with their market listing. This restructuring should also translate into a higher liquidity of the shares of Vivo, the company that will remain listed, thus benefiting all shareholders of TCP, TC and Vivo, and in a higher integration and rationalisation of the management of the respective companies.

29.May.09 | Vivo Participações S.A. (“Vivo”), Telemig Celular Participações S.A. (“TCP”) and Telemig Celular S.A. (“TC”) announced the approval, by their respective Boards of Directors, of the terms and conditions for the corporate restructuring that is intended to incorporate the shares of TC in TCP and the shares of TCP in Vivo, thus converting TC into a fully owned subsidiary of TCP and TCP into a fully owned subsidiary of Vivo. Subject to shareholder approval of the incorporation of TC shares by TCP, the share capital of TCP will be increased in the amount of R$461,368,861.48, to R$1,084,719,438.71, as a result of the issuance of 17.40 preferred or ordinary shares of TCP for each preferred or ordinary share, respectively, of TC. Additionally, subject to shareholder approval of the incorporation of TCP shares by Vivo, the share capital of Vivo will be increased in the amount of R$1,879,727,592.70, to R$8,780,150,322.86, as a result of the issuance of 1.37 preferred or ordinary shares of Vivo for each preferred or ordinary share, respectively, of TCP.

TMN

29.Sep.09 | TMN announced that surpassed 7 million customers, strengthening leadership in the mobile communications sector in Portugal.

Corporate structure

27.Mar.09 | PT announced the appointment of Zeinal Bava as Chief Executive Officer (CEO), for the 2009/2011 term of office, at the meeting of the Board of Directors, held following the Annual General Meeting of Shareholders and also the appointment of the Executive Committee.

Financing

21.Apr.09 | S&P announced its review of the credit rating attributed to Portugal Telecom, raising the long-term rating to BBB from BBB- and the short-term rating to A-2 from A-3. The outlook is stable.

23.Apr.09 | Portugal Telecom announces the successful issuance of a Euro 1,000 million Eurobond, with a maturity of 4 years, through its wholly-owned subsidiary PT International Finance BV with a spread of 345bp over the mid swaps of similar maturity. The coupon of this issue will be 6.0% .

26.Oct.09 | PT announced the successful issuance of a Euro 750 million Eurobond, with a maturity of 10 years, through its wholly-owned subsidiary PT International Finance BV with a spread of 145bp over the mid swaps of similar maturity. The coupon of this issue will be 5.0% .

Next generation access networks

14.May.09 | PT announced the investment in its fibre optic network, also known as Fibre to the Home (“FTTH”). This network will allow PT to provide high-speed and high quality services, and meet consumers’ needs and requirements, thus positioning PT to achieve its goals of leadership in all areas of activity in the domestic market and profitable future growth. PT aims to cover one million households with FTTH by the end of 2009.

Television strategy

21.Oct.09 | PT announced that Meo, its pay-TV service, surpassed 500 thousand customers, representing circa 64% of PT’s ADSL customers and 19% of its traffic generating lines.

Sale of Méditel

01.Sep.09 | PT announced that it has entered into a definitive agreement, together with Telefónica, S.A. (Telefónica), for the joint sale of their equity stakes in Médi Telecom S.A. (Méditel), each representing 32.18%, together with its outstanding shareholder loans, to the local shareholders of Méditel, FinanceCom,

S.A., RMA Watanya, S.A. and Fipar Holding. The sale amount was Euro 400 million. The sale was concluded by December after the approval of the local regulator.

Notification of a decision of the ADC

02.Sep.09 | PT announced that PT and PT Comunicações S.A. (PTC) were notified of the Portuguese Competition Authority’s (ADC) decision in the misdemeanour proceedings no. 05/03 further to which the Authority imposes a fine of Euro 45,015,524 for an alleged abuse of dominant position relating to the application, between 22 May 2002 and 30 June 2003, of the versions 11 to 15.9 of the wholesale offer “RedeADSL PT”. The ADC considered that the retail prices for the broadband Internet access, appliedin said period of time by Telepac and by TV Cabo, which were then part of PT Group, did not allow the remaining competitors which were using the wholesale offer “Rede ADSL PT” of PTC, to generate a sufficient margin of profit. PT and PTC regret that this has been the outcome of the investigation conducted by the ADC for 6 years, disagree of the Decision taken, consider unfounded and unfair the censorship falling on them, and understand that, even if a sanction would be justified, which is not the case, the fine imposed exceeds in an absolutely incomprehensible manner the maximum limit allowed by the applicable legal framework.

Subsequent events

Corporate bodies

17.Feb.10 | PT announced that Rui Pedro Soares resigned from his office as non-executive member of the company’s Board of Directors.

22.Feb.10 | PT announced that Fernando Soares Carneiro resigned from his office as non-executive member of the company’s Board of Directors.

Digital Terrestrial Television

22.Jan.10 | PT confirmed that PT Comunicações S.A. required to the telecoms regulator, ICP-ANACOM, and to ERC the revocation of the licenses granted for the use of multiplexers B to F as it understands that the necessary conditions for the development of such project are no longer met.

Acquisition of GPTI

8.Feb.10 | PT announced the acquisition of a 100% equity stake in GPTI, SA (GPTI). The acquisition will be carried out through the issuance of shares of Dedic, a 100% owned PT subsidiary that operates in the contact centre business in Brazil. Following the acquisition, current shareholders of GPTI will hold a 12.5% stake in Dedic. Depending on the operational and financial performance of the acquired company in 2010 and 2011, this stake may range from 5% to 20%.

Notification of a decision of the AdC

2.Mar.10 | PT announced that the Lisbon Commerce Court has ruled entirely in favour of the appeal lodged by PT Comunicações against the Portuguese Competition Authority’s decision of 1 August 2007, which had condemned PT Comunicações in the payment of a fine amounting to Euro 38 million for allegedly refusing, without an objective justification, to grant access to certain sections of its duct system by TV Tel and Cabovisão. Therefore, PT Comunicações has been cleared from the accusation, a decision that may be appealed, of an infringement of competition rules, notably of abusing a dominant position. The Lisbon Commerce Court concluded that there was no evidence that the ducts belonging to PT Comunicações were essential facilities insofar as without access thereof it would be impossible for competitors to supply pay-TV, Internet access and fixed line telephone services. The Court also ruled that, even if the ducts had been found to constitute essential facilities, there was no proof that the refusals to grant access thereto were unjustified or discriminatory. The Court further held that as a result it was not established that the refusal to grant access to those particular sections of ducts had illegitimately precluded other competitors, namely TV Tel and Cabovisão, from developing their own networks and from supplying telecommunications services.

10

Main risks and uncertainties

Business risk management is acquiring increasing relevance, not only due to the current globalisation context, but also considering the dynamics that characterise the industry and business environment of PT. Therefore, risk management plays not only a critical role in mitigating risk factors that can have a negative impact both at company’s and stakeholders’ levels, but also contributes to the identification of new business opportunities.

Based on such commitment, PT is extending the scope of the work, investing in a structured Risk Management Framework to enable the identification of strategic and operational risks, implement and adequate controls that reduce the level of risk to an acceptable level. Therefore, Portugal Telecom has set a corporate unit which mission is to carry out an ongoing assessment, using international standards and practices like the COSO framework to monitor and improve the risk management process.

Risk Management is sponsored by the Executive Committee and directly supported by the management teams of the various business units, both at national and international levels, in order to ensure a timely identification and prioritisation of critical risks, and the development of risk management strategies in order to implement appropriate controls and ensure that the risk is maintained at an acceptable level. It should also be mentioned that the whole process is monitored by the Audit Committee, an independent supervisory body composed by non-executive board members.

As an economic group that carries out its business in several business areas, PT is exposed to various risks, being the following the main risk factors:

Regulation: PT is subject to the risk of regulatory changes or actions from national, international or European Union regulatory authorities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner. For additional information on this matter please refer to notes to the consolidated financial statements as of 31 December 2009.

Competition: Potential decline of PT`s revenues resulting from increased competition from other operators or new players in the market, namely through (i) development of new products and services, (ii) aggressive marketing and sales policies, (iii) improvements in product and service quality, (iv) increase in productivity and cost reduction, and (v) reconfiguration of the value chain from the customer’s point of view.

Technological evolution: Considering the history of quick technological changes, PT is subject to the risk of failing to leverage technological innovations and developments in its business model in order to gain or maintain competitive advantages. PT has created a company wide program, and developed specific methodologies and processes to identify future trends, anticipate business opportunities in a systematic way in all market segments of the company, involving internal experts in the innovation of new products and services, development of business concepts and operational efficiency.

Economic environment: The international financial crisis may lead to a prolonged recession in the Portuguese and world economies, which might have an impact at in the demand for products and services and, as a result, on PT’s operational and financial performance. As such, management continuously monitors impacts on the operational and financial performance of the Company.

Financial markets: Recent events have increased uncertainty and volatility in financial markets. Risk premium in the markets have increased significantly. As such, current conditions of the financial markets may have an adverse effect on PT’s ability to access the capital it needs to support its growth, its strategies, and to generate future financial returns. The management of the financial market risk is ensured by the Corporate Finance Department. PT establishes agreements regarding a set of derivative financial instruments in order to minimise the risk exposure to changes in interest rates. The acquisition of financial instruments is made after a careful analysis of risks and benefits inherent to this type of transactions and consulting with various entities operating in this market. These transactions are subject to prior approval by the Executive Committee and involve a permanent follow-up of the financial markets’ evolution and of the positions held by the Company.

Exchange rate exposure: Portugal Telecom holds strategic investments in foreign countries whose currency is not the Euro, namely Brazil and several African countries. Exchange rate fluctuations of those currencies against Euro can impact Portugal Telecom financial position and results. Portugal Telecom does not have a hedging policy regarding the value of these investments, however the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

Strategic partnerships: The growth strategy at international level is based on a combination of alliances, joint ventures and partnerships that enhance the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies play a central role in the management of this risk, by leveraging existing opportunities.

For additional information on internal controls and risk management please refer to the Corporate Governance Report included in this Annual Report.

11

Outlook

PT will continue to be growth-oriented company, aiming at exploring the full potential of its assets portfolio, by taking advantage of existing and future opportunities in the telecommunications, multimedia and IT services markets. PT aims to continue to take advantage of the convergence opportunities, by bundling traditional voice and data services with new and sophisticated multimedia and IT services.

Following the restructuring of its domestic business along customer segments, PT will continue to focus its efforts on the development of fixed-mobile convergent products and services and integrated offers aimed at acquiring new customers, increasing share-of-wallet, improving customer loyalty and decreasing customer retention costs. PT will continue to invest in innovation, research and development aiming at enhancing its services with new, distinctive and customised features, functionalities and content tailored to meet the customer needs. PT will continue to leverage on close partnerships with its suppliers in order to reduce time-to-market and further differentiate the value proposals to its customers. PT will continue to invest to further develop new and more effective access and core networks and platforms, in fixed-line as well as in mobile, aimed at offering increased bandwidth to its customers. Furthermore, PT will continue to rationalise its cost structure through productivity increases and business process reengineering.

PT aims to further explore the growth potential of Vivo, its Brazilian mobile asset, leveraging on Brazil’s favourable demographics and penetration growth potential, fixed-mobile migration and mobile broadband. To further exploit the data segment, PT will continue to invest in the development of 3G and 3.5G services. Additionally, PT also intends to increase its exposure to high-growth markets in Africa by selectively consider value-creating opportunities and taking full advantage of its existing asset portfolio and partnerships. PT will continue to promote the sharing of best practices amongst all of its assets, aiming at ensuring a sustainable competitive position in all markets.

PT will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to its existing businesses, placing the profitability of its assets under pressure.

PT will continue to contribute to the development of the information society, to promote the info-inclusion of the citizens in all countries where it operates. PT also aims to be a reference in terms of sustainability and will continue to invest in the development of a sustainable business model, and to be embracing policies and developing practices aimed at respecting the society and the environment.

In line with its announced remuneration policy, PT will provide one of the most attractive shareholder remuneration packages of the sector, which aims to combine with above-average growth prospects, leveraging on its international portfolio.

12

Statement by the persons responsible

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS, SA identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

•                  The management report, the financial statements, the auditor’s opinion and the other financial statements and documents required by law or regulation concerning the financial year ended on 31 December 2009 were prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole;

•                  The management report concerning such financial year includes a fair review of the development of the business and the performance and position of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole, including an accurate description of the principal risks and uncertainties that they face.

Lisbon, 3 March 2010

Henrique Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chief Executive Officer

Luís Pacheco de Melo, Director, Chief Financial Officer

Carlos Alves Duarte, Executive Director

Rui Pedro Soares, Executive Director

Manuel Rosa da Silva, Executive Director

Fernando Soares Carneiro, Executive Director

Shakhaf Wine, Executive Director

José Maria Alvarez-Pallete Lopéz, Non-Executive Director

Francisco Manuel Marques Bandeira, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

Santiago Fernández Valbuena, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

Joaquim Anibal Brito Freixial de Goes, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Gerald Stephen McGowan, Non-Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Maria Helena Nazaré, Non-Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

António Manuel Palma Ramalho, Non-Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

Jorge Humberto Correia Tomé, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

13

Activities of Non-Executive Directors

In accordance with Article Six of its Regulation, approved on October 3rd, 2008, PT’s Board of Directors has restated its commitment to conferring to its non-executive members the ability to monitor, evaluate and supervise the executive management of the Company.

During the year of 2009, PT’s non executive directors were able to effectively carry out their functions without any kind of constrains. In light of this, we highlight the following activities:

•                  In addition to the exercise of their non-delegated duties on the Executive Committee, PT’s non-executive members have performed their supervisory functions over the executive management, under Article 407(8) of the Portuguese Companies Code and paragraph 1 of Article Six of the Board of Directors Internal Regulations. Indeed, pursuant to those rules, the delegation of powers in the Executive Committee does not exclude the mandatory duty of general surveillance impending over non-executive Directors.

•                  As set out in Articles Five and Six of the Board of Directors Internal Regulations, PT’s non-executive directors have also performed their supervisory functions in the internal committees of this corporate body, i.e.:

•                  In the Corporate Governance Committee, exclusively made up of non-executive directors whose powers and activities in 2009 are described in chapter II.3, paragraph C) of the Company’s Corporate Governance Report;

•                  In the Evaluation Committee, made up of a majority of non-executive directors whose powers and activities are described in chapter II.3, paragraph C) of the Company’s Corporate Governance Report.

•                  By its turn, during the year of 2009, as per the Anglo-Saxon model adopted by the Company, the members of the Audit Committee - the supervisory corporate body, exclusively made up of non-executive directors - have carried out their activities in accordance with the law, the by-laws and the relevant regulations, as better described in chapter II.3, paragraph B) of the Company’s Corporate Governance Report.

The effective performance of their functions by PT’s non-executive directors was also strengthened by the role of the Chairman of the Board of Directors, who, since March 28th, 2008 has exclusively carried out the functions of chairman, no longer performing executive functions.

This role performed by the chairman is, inclusively, set out in Article Four of the Board of Directors Internal Regulations and has been achieved by the following means:

•                  Monitoring of the Executive Committee activities in order to keep the Board of Directors informed about the performance of the duties delegated on such Committee;

•                  Assisting the effective performance of non executive directors’ functions and duties, assuring the necessary mechanisms in order to allow them to take informed and independent decisions, in particular, in their duty of coordinating the Board of Directors’ meetings;

•      Stimulating the activities of the Board of Directors’ internal committees.

During the year of 2009, PT’s non executive directors were able to carry out the referred functions and activities, in particular, by the following practices:

•                  Executive Committee’s brief presentations, in the Board of Directors’ meetings, on the relevant aspects of the performed activities, providing the non executive directors with the required information and clarifications;

•                  Sending by the Chief Executive Officer to the Chairman of the Board of Directors of the calls and minutes of the Executive Committee’s meetings;

•                  Regular attendance of the non executive directors to the meetings of the Board of Directors (being them the majority of the members of this corporate body in functions);

•                  Obtaining by the non executive directors, jointly or separately, of the necessary or convenient information to the performance of their functions, upon request to the Chairman of the Board of Directors and/or to the Chief Executive Officer, thus allowing a timely and proper answer.

Lastly and without prejudice of recognised urgency, the call for the Board of Directors’ meetings is made at least 5 days in advance and the agenda as well as the documentation to support the resolutions are made available at least 3 days in advance.

Consolidated financial statements

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

Euro

	Notes	2009	2008 (restated)
REVENUES

Services rendered	6	6,253,723,858	6,102,100,602
Sales	6	422,894,805	508,662,301
Other revenues	6	108,061,947	110,123,957
		6,784,680,610	6,720,886,860

COSTS, LOSSES AND (INCOME)

Wages and salaries	8	693,234,578	616,597,308
Direct costs	10	1,135,108,895	1,086,931,322
Costs of products sold	11	648,784,657	778,460,559
Marketing and publicity		165,761,900	176,292,202
Supplies and external services	12	1,294,090,787	1,229,948,221
Indirect taxes	14	243,624,838	233,600,026
Provisions and adjustments	38	101,807,099	118,782,268
Depreciation and amortisation	32 and 33	1,437,928,144	1,268,342,092
Post retirement benefits	9.6	89,630,520	44,759,000
Curtailment costs, net	9.6	14,804,659	99,955,165
Gains on disposals of fixed assets, net		(408,534)	(19,466,353)
Other costs, net		49,653,374	29,986,839
		5,874,020,917	5,664,188,649

Income before financial results and taxes		910,659,693	1,056,698,211

FINANCIAL LOSSES AND (GAINS)
Net interest expense	15	302,279,680	272,372,217
Net foreign currency exchange losses (gains)	16	(20,155,129)	8,505,581
Net gains on financial assets and other investments	17	(8,067,568)	(19,297,574)
Equity in earnings of associated companies, net	30	(456,043,545)	(170,975,397)
Net other financial expenses	18	72,928,007	38,891,868
		(109,058,555)	129,496,695

Income before taxes		1,019,718,248	927,201,516

Income taxes	19	233,209,153	231,379,762
NET INCOME		786,509,095	695,821,754

Attributable to minority interests	20	102,578,076	119,721,635
Attributable to equity holders of the parent	22	683,931,019	576,100,119

Earnings per share
Basic	22	0.78	0.64
Diluted	22	0.76	0.62

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

Euro

	Notes	2009 (Note 40.5)	2008 (restated)
Income and expenses recognised directly in shareholders’ equity
Foreign currency translation adjustments (i)		920,584,173	(764,998,457)
Post retirement benefits
Net actuarial gains (losses)	9.7	164,773,415	(594,809,172)
Tax effect	19	(43,664,955)	157,624,431
Financial instruments
Hedge accounting
Change in fair value		(2,407,036)	(1,238,300)
Transferred to profit and loss	41	1,633,364	(44,656)
Tax effect	19	205,023	339,983
Other expenses recognised directly in shareholders’ equity, net		(5,901,102)	(3,943,124)
		1,035,222,882	(1,207,069,295)
Reserves recognised directly in shareholders’ equity
Revaluation reserve of tangible assets
Revaluation of real estate and of the wireline’s ducts infrastructure	33	—	1,075,033,022
Tax effect	19	12,116,738	(284,346,234)
		12,116,738	790,686,788
Total earnings and reserves recognised directly in shareholders’ equity		1,047,339,620	(416,382,507)
Income recognised in the income statement		786,509,095	695,821,754
Total income recognised		1,833,848,715	279,439,247
Attributable to minority interests		348,381,799	(50,376,301)
Attributable to equity holders of the parent		1,485,466,916	329,815,548

(i)             The gain recorded in 2009 is mainly related to the appreciation of the Real against the Euro from 3.2436 as at 31 December 2008 to 2.5113 as at 31 December 2009, while the loss recorded in 2008 is basically explained by the depreciation of the Real against the Euro from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2009 AND 2008 AND 1 JANUARY 2008

Euro

			31 Dec 2008	1 Jan 2008
	Notes	31 Dec 2009	(restated)	(restated)
ASSETS
Current Assets
Cash and cash equivalents		1,449,516,549	1,010,655,198	664,642,854
Short-term investments	23	26,867,252	52,933,160	1,170,293,202
Accounts receivable - trade	24	1,398,864,344	1,244,602,525	1,307,429,771
Accounts receivable - other	25	169,707,724	201,884,374	128,745,389
Inventories	26	239,877,325	297,382,098	160,592,407
Taxes receivable	27	254,765,524	317,865,624	239,111,584
Prepaid expenses	28	137,262,528	131,470,086	106,526,815
Other current assets	29	22,191,369	60,188,716	38,979,994
Total current assets		3,699,052,615	3,316,981,781	3,816,322,016

Non-Current Assets
Accounts receivable - trade		2,594,779	3,384,632	1,289,741
Accounts receivable - other	25	8,845,235	4,856,624	4,352,233
Taxes receivable	27	196,429,460	140,771,497	148,340,234
Investments in group companies	30	597,210,048	613,179,099	538,080,641
Other investments	31	16,885,925	21,111,478	27,235,420
Intangible assets	32	4,046,670,219	3,463,038,116	3,383,123,427
Tangible assets	33	4,862,214,772	4,637,837,013	3,585,397,171
Post retirement benefits	9.4	67,588,596	1,557,026	134,060,599
Deferred taxes	19	1,019,511,128	1,032,723,979	992,221,139
Other non-current assets	29	314,203,554	478,954,057	491,089,047
Total non-current assets		11,132,153,716	10,397,413,521	9,305,189,652
Total assets		14,831,206,331	13,714,395,302	13,121,511,668

LIABILITIES
Current Liabilities
Short-term debt	34	494,531,900	2,254,666,256	1,256,085,485
Accounts payable	35	1,335,127,377	1,372,302,781	1,108,882,163
Accrued expenses	36	636,891,386	647,156,746	641,050,928
Deferred income	37	417,777,933	362,622,368	331,950,552
Taxes payable	27	293,891,365	337,641,837	381,956,714
Provisions	38	77,815,865	72,214,080	74,958,499
Other current liabilities	39	142,370,844	107,020,445	67,308,947
Total current liabilities		3,398,406,670	5,153,624,513	3,862,193,288

Non-Current Liabilities
Medium and long-term debt	34	6,551,516,128	4,441,190,114	4,960,675,814
Taxes payable	27	59,217,420	38,730,319	31,172,618
Provisions	38	102,629,790	96,806,426	111,833,374
Post retirement benefits	9.4	1,558,341,521	1,836,850,906	1,463,932,239
Deferred taxes	19	482,219,973	462,192,770	84,880,140
Other non-current liabilities	39	294,105,452	488,763,432	523,185,609
Total non-current liabilities		9,048,030,284	7,364,533,967	7,175,679,794
Total liabilities		12,446,436,954	12,518,158,480	11,037,873,082

SHAREHOLDERS’ EQUITY
Share capital	40	26,895,375	26,895,375	30,774,000
Treasury shares	40	(178,071,827)	(178,071,827)	(323,178,913)
Legal reserve	40	6,773,139	6,773,139	6,773,139
Reserve for treasury shares	40	6,970,320	6,970,320	3,091,695
Other reserves and accumulated earnings	40	1,454,941,115	369,459,420	1,622,590,374
Equity excluding minority interests		1,317,508,122	232,026,427	1,340,050,295
Minority interests	20	1,067,261,255	964,210,395	743,588,291
Total equity		2,384,769,377	1,196,236,822	2,083,638,586
Total liabilities and shareholders’ equity		14,831,206,331	13,714,395,302	13,121,511,668

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2009

Euro

					Other
				Reserve	reserves and	Equity	Minority
	Share	Treasury	Legal	for treasury	accumulated	excluding minority	interests	Total
	capital	shares	reserve	shares	earnings	interests	(Note 20)	equity
Balance as at 31 December 2007	30,774,000	(323,178,913)	6,773,139	3,091,695	1,620,761,976	1,338,221,897	743,588,291	2,081,810,188
Change in accounting policy (Note 4)	—	—	—	—	1,828,398	1,828,398	—	1,828,398
Balance as at 1 January 2008, as restated	30,774,000	(323,178,913)	6,773,139	3,091,695	1,622,590,374	1,340,050,295	743,588,291	2,083,638,586
Acquisition of treasury shares through equity swaps	—	(904,638,532)	—	—	—	(904,638,532)	—	(904,638,532)
Reserve for treasury shares	—	—	—	1,049,745,618	(1,049,745,618)	—	—	—
Cancellation of treasury shares in March (Note 40)	(2,496,145)	711,917,017	—	(709,420,872)	—	—	—	—
Cancellation of treasury shares in December (Note 40)	(1,382,480)	337,828,601	—	(336,446,121)	—	—	—	—
Dividends (Note 21)	—	—	—	—	(533,200,884)	(533,200,884)	(43,599,140)	(576,800,024)
Changes in consolidation perimeter	—	—	—	—	—	—	302,769,121	302,769,121
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	11,828,424	11,828,424
Revaluation of certain tangible assets	—	—	—	—	790,686,788	790,686,788	—	790,686,788
Income recognized directly in equity	—	—	—	—	(1,036,971,359)	(1,036,971,359)	(170,097,936)	(1,207,069,295)
Income recognized in the income statement	—	—	—	—	576,100,119	576,100,119	119,721,635	695,821,754
Balance as at 31 December 2008, as restated	26,895,375	(178,071,827)	6,773,139	6,970,320	369,459,420	232,026,427	964,210,395	1,196,236,822
Dividends (Note 21)	—	—	—	—	(503,626,688)	(503,626,688)	(154,046,696)	(657,673,384)
Corporate reestructuring at Vivo (Note 2)	—	—	—	—	103,641,467	103,641,467	(103,641,467)	—
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	12,357,224	12,357,224
Reassessement of the deferred tax liability related to the revaluation of assets (Note 19)	—	—	—	—	12,116,738	12,116,738	—	12,116,738
Income recognized directly in equity	—	—	—	—	789,419,159	789,419,159	245,803,723	1,035,222,882
Income recognized in the income statement	—	—	—	—	683,931,019	683,931,019	102,578,076	786,509,095
Balance as at 31 December 2009	26,895,375	(178,071,827)	6,773,139	6,970,320	1,454,941,115	1,317,508,122	1,067,261,255	2,384,769,377

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

Euro

	Notes	2009	2008
OPERATING ACTIVITIES
Collections from clients		7,783,167,222	7,779,372,079
Payments to suppliers		(4,298,265,954)	(4,304,337,083)
Payments to employees		(736,268,577)	(654,930,966)
Payments relating to income taxes	43.a	(161,179,339)	(245,970,058)
Payments relating to post retirement benefits	9.5	(251,165,791)	(196,801,097)
Payments relating to indirect taxes and other	43.b	(408,674,451)	(548,446,669)
Cash flow from operating activities (1)		1,927,613,110	1,828,886,206

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	43.c	27,827,287	3,780,376,156
Financial investments	43.d	401,660,387	32,380,948
Tangible and intangible assets		11,705,679	40,785,288
Interest and related income		59,205,383	281,228,219
Dividends	43.e	140,164,156	19,175,607
Other investing activities		876,528	2,177,393
		641,439,420	4,156,123,611
Payments resulting from:
Short-term financial applications	43.c	(1,761,381)	(2,663,016,114)
Financial investments	43.f	(10,614,560)	(348,600,843)
Tangible and intangible assets		(1,296,585,044)	(1,056,927,189)
Other investing activities		(3,766,717)	(7,508,185)
		(1,312,727,702)	(4,076,052,331)
Cash flow from investing activities (2)		(671,288,282)	80,071,280

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	43.g	28,152,064,374	37,882,851,516
Increases in share capital and paid-in surplus	43.h	13,455,882	685,193
Subsidies		949,426	1,044,517
Other financing activities	43.i	30,332,926	7,151,102
		28,196,802,608	37,891,732,328
Payments resulting from:
Loans repaid	43.g	(28,055,009,263)	(37,092,659,729)
Lease rentals (principal)		(17,047,074)	(22,011,222)
Interest and related expenses		(421,635,937)	(580,044,224)
Dividends	43.j	(588,516,153)	(574,613,933)
Acquisition of treasury shares	40.2	—	(1,049,745,618)
Other financing activities	43.i	(38,584,894)	(45,270,637)
		(29,120,793,321)	(39,364,345,363)
Cash flow from financing activities (3)		(923,990,713)	(1,472,613,035)

Cash and cash equivalents at the beginning of the period		1,010,655,198	664,642,854
Change in cash and cash equivalents (4)=(1)+(2)+(3)		332,334,115	436,344,451
Effect of exchange differences		106,527,236	(90,332,107)
Cash and cash equivalents at the end of the period		1,449,516,549	1,010,655,198

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

1.     Introduction

a) Parent company

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”), are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries or regions, including Brazil and Africa.

Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, SA (“Telecom Portugal”), Telefones de Lisboa e Porto (TLP), SA (“TLP”) and Teledifusora de Portugal, SA (“TDP”). On 12 December 2000, Portugal Telecom, SA changed its name to Portugal Telecom, SGPS, SA, and became the holding company of the Group.

As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom’ s share capital is mainly owned by private shareholders. As at 31 December 2009, the Portuguese State owned, directly or indirectly, 9.72% of the total ordinary shares and all of the Class A Shares of Portugal Telecom (Note 40.1).

The shares of Portugal Telecom are traded on the Euronext Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and abroad, including Brazil and several African countries.

In Portugal, fixed line services are rendered by PT Comunicações, SA (“PT Comunicações”), under the provisions of the Concession Agreement entered into with the Portuguese State on 20 March 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”). In addition, PT Comunicações also renders ISP services to residential and small and medium companies, and launched in 2007 a television service branded MEO, through the IPTV and DTH platforms.

Data transmission services are rendered through PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, SA (“PT Prime”), which is also an Internet Service Provider (“ISP”) for large clients.

Mobile services in Portugal are rendered by TMN - Telecomunicações Móveis Nacionais, SA (“TMN”), under a GSM license granted by the Portuguese State in 1992 (initial period of 15 years), renewed in 2007 until 16 March 2022, and a UMTS license obtained in 19 December 2000 (initial period of 15 years).

In Brazil, the Group renders mobile telecommunications services through Brasilcel NV (“Brasilcel” or “Vivo”), a joint venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, SA — “PT Móveis”) and Telefónica (through Telefónica Móviles, SA) to join the mobile operations in Brazil of each group. In April 2008, after ANATEL’s authorization, Vivo completed the stock purchase agreement with Telepart Participações SA to acquire control of Telemig Celular

Participações SA, which provides mobile services in the Brazilian state of Minas Gerais through Telemig Celular (Note 2). Currently, Brasilcel, through Vivo, SA and Telemig Celular, provides mobile services in the Brazilian states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, Minas Gerais and eleven states in the Midwestern and Northern regions of Brazil.

In Africa, the group renders fixed, mobile and other telecommunication related services through Africatel Holding BV (“Africatel”). Services are currently being provided in Angola, Namibia, Mozambique, Kenya, Cabo Verde and São Tomé, among other countries.

On 1 September 2009, Portugal Telecom entered into a definitive agreement, together with Telefónica, S.A., for the joint sale of their equity stakes in Médi Telecom S.A. (Médi Telecom), each representing 32.18%, together with its outstanding shareholder loans, to the local shareholders of Médi Telecom. Following the approval of Agence Nationale de Règlementation des Télécommunications, the Moroccan telecommunications regulator, this sale was concluded in December 2009 when Portugal Telecom received an amount of Euro 380 million, in addition to an advance of Euro 20 million received in September 2009, totaling Euro 400 million (Note 43.d).

The consolidated financial statements for the year ended 31 December 2009 were approved by the Board of Directors and authorized for issue on 3 March 2010.

2.              Basis of presentation

Consolidated financial statements are presented in Euros, which is the currency of the majority of Portugal Telecom’s operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q).

The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) as at 31 December 2009, approved by the EU. For Portugal Telecom, no differences have been identified between IFRS as adopted by the EU and applied by Portugal Telecom, and IFRS as published by the International Accounting Standards Board.

Consolidated financial statements have been prepared assuming the continuity of operations.

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reported periods (Note 3).

a) Consolidation principles

Controlled entities

Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved whenever the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated (See Exhibit I).

The interest of any third party in the equity and net income of fully consolidated companies is presented separately in the Consolidated Statement of Financial Position and in the Consolidated Income Statement, under the caption “Minority interests” (Note 20).

Losses applicable to the minorities in excess of the minority’s interest in the subsidiary’s equity are allocated against the interest of the Group, except to the extent that the minority shareholder has a binding obligation and is able to make an additional investment to cover the losses. Any future gains reported by the subsidiary are allocated against the interest of the Group, until the excess losses recognised by the Group are covered.

Assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess amount to the identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets.

The results of subsidiaries acquired or disposed during the period are included in the Consolidated Income Statement from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions and balances are eliminated in the consolidation process. Gains obtained in intra-group transactions are also eliminated in the consolidation process.

Where necessary, adjustments are made to the financial statements of subsidiaries and associated companies to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control.

All transactions and balances with jointly controlled entities are eliminated to the extent of the Group’s interest in the joint venture.

Jointly controlled entities are presented in Exhibit II.

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity but not to control or jointly control those policies.

Financial investments in associated companies are accounted for under the equity method adjusted, when applicable, to comply with Portugal Telecom’s accounting policies (Exhibit III). Under this method, investments in associated companies are carried in the Consolidated Statement of Financial Position at cost, adjusted periodically for the Group’s share in the results of the associated company, recorded as part of financial results under the caption “Equity in earnings of associated companies, net” (Note 30). In addition, these financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Any excess of the acquisition cost over the Group’s share of the fair value of net assets acquired and contingent liabilities of the associate recognised at the date of acquisition is recorded as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in the net income for the period the acquisition occurs.

Dividends received from associated companies are recorded as a reduction to the carrying value of financial investments.

Goodwill

Goodwill represents the excess of the acquisition cost over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3 Business Combinations. Considering the exception of IFRS 1 First-Time Adoption of IFRS, the Group used the provisions of IFRS 3 only for acquisitions occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the statement of financial position date. Exchange gains or losses are recognised in the Consolidated Statement of Comprehensive Income under the caption “Foreign currency translation adjustments”.

Goodwill related to associated companies is recognised under the caption “Investments in group companies” (Note 30), and goodwill related to subsidiaries and jointly controlled entities is recognized under the caption “Intangible assets” (Note 32). Goodwill is not amortised, but tested, on an annual basis at least, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

During 2009, there were no significant changes in the consolidated Group.

The main change in the consolidation Group during 2008 is related to the consolidation of Telemig Celular Participações and Telemig Celular (together “Telemig”) as from 1 April 2008, following the acquisition of control of Telemig Celular Participações (“TCP”) on 4 April 2008, which held a 83.25% stake on Telemig Celular (“TC”) as of that date. In addition to the acquisition of shareholder control completed on 4 April 2008, Vivo acquired additional shares of TCP and TC following the voluntary and mandatory tender offers concluded on 15 May 2008 and 15 August 2008, respectively. As a result of these transactions, Vivo had as at 31 December 2008 a stake of 58.8% of TCP and 56.3% of TC, corresponding to voting rights of 97.0% and 95.7%, respectively.

The detail of the net assets of Telemig consolidated as at 1 April 2008, which were acquired by Portugal Telecom through Vivo, and the goodwill recorded following the above mentioned transactions is as follows (50% share of Portugal Telecom):

Euro

	Book value	Fair value adjustments	Fair value
NET ASSETS ACQUIRED
Intangible assets (Note 32)	24,562,683	546,274,017	570,836,700
Tangible assets (Note 33)	127,428,217	56,808,920	184,237,137
Cash and cash equivalents (Note 43.f)	170,803,876	—	170,803,876
Accounts receivable	39,476,039	—	39,476,039
Deferred tax assets (Note 19)	30,530,408	—	30,530,408
Prepaid expenses	18,301,988	—	18,301,988
Taxes receivable	16,291,914	—	16,291,914
Inventories	9,827,699	879,001	10,706,700
Other non-current assets	24,263,331	—	24,263,331
Deferred tax liabilities (Note 19)	—	(105,139,836)	(105,139,836)
Short-term debt	(35,357,298)	(628,039)	(35,985,337)
Accounts payable	(33,995,607)	—	(33,995,607)
Accrued expenses	(30,606,302)	—	(30,606,302)
Medium and long-term debt	(8,228,972)	2,308,921	(5,920,051)
Non-current provisions (Note 38)	(7,120,477)	—	(7,120,477)
Other current liabilities	(53,020,675)	—	(53,020,675)
Other non-current liabilities	(3,012,736)	—	(3,012,736)
Total net assets acquired	290,144,088	500,502,984	790,647,072
Minority interests (Note 20)			(304,038,052)
Goodwill (Note 32)			30,397,905
Purchase price (Note 43.f) (including Euro 3 million of expenses directly attributable to the acquisition)			517,006,925

The fair value adjustments of assets and liabilities were valued by an independent entity. The fair value adjustments related to intangible assets consist primarily of operating licenses granted by Anatel (Brazilian regulator) to Telemig in order to provide mobile services. These licenses were valued through the income approach, based on a detailed forecast of cash flows derived from projected financial information provided by management. These licenses are being amortized over its period including a renovation period (30 years).

As a result of the acquisition of shareholders’ control of Telemig on 3 April 2008, Portugal Telecom’s consolidated income statements for the year ended 31 December 2009 includes the results of Telemig, while for the year ended 31 December 2008 it includes the results of Telemig as from 1 April. The contribution of Telemig for Portugal Telecom’s results in the three months period ended 31 March 2009 was a net profit before minority interests amounting to Euro 0.3 million. The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before minority interests for the period ended 31 December 2008 as if Telemig had been consolidated as from 1 January 2008 are as follows (amounts in millions):

Euro

		Telemig’s
	Reported	results for the	Pro-forma
	figures	1Q08	information
Operating revenues	6,721	71	6,792
Net income (before minority interests)	696	38	734

Following the above mentioned transactions concluded in 2008, on 27 July 2009, the general shareholders’ meetings of Vivo Participações, TCP and TC approved a corporate restructuring which consisted of the merger of shares of TC into TCP and the merger of shares of TCP into Vivo Participações. Under these operations, the former shareholders of TC and TCP were entitled to receive shares issued by TCP and Vivo Participações, respectively, and TC and TCP became wholly-owned subsidiaries of TCP and Vivo Participações, respectively. This restructuring resulted in a reduction of minority interests in Vivo Participações amounting to Euro 103,641,467 (Note 20). This reduction resulted primarily from a higher fair value of

Vivo Participações as comparing to its carrying value, while the carrying value of Telemig was similar to its fair value as a result of the purchase price allocation made in 2008.

The restructuring mentioned above did not involve the acquisition or the loss of control of any of the companies involved in the reestructuring, since Vivo Participações already had control of Telemig as at 31 December 2008 and Brasilcel maintained control of Vivo Participações, notwithstanding the dilution of its interest in this subsidiary from 63.6% to 59.4%. Accordingly, this transaction was accounted for as an equity transaction, with the reduction of minority interests amounting to Euro 103,641,467 being recorded as a gain directly in equity, since this transaction did not result in a loss of control and was a transaction between owners in their capacity as owners.

3.              Accounting policies, judgments and estimates

a)              Current classification

Assets to be realized and liabilities to be settled within one year from the date of the Consolidated Statement of Financial Position are classified as current.

b)              Inventories

Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised based on technological obsolescence or lower rotation.

c)              Tangible assets

In 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model, since the Company believes the latter better reflects the economic value of those asset classes, given the nature of the assets revalued, which are not subject to technological obsolescence. The increase in tangible assets resulting from the revaluation reserves, which are non-distributable, is being amortised in accordance with the criteria used to amortize the revalued assets.

The remaining tangible assets are stated at acquisition cost, net of accumulated depreciation, investment subsidies and accumulated impairment losses, if any. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 38). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation applying monetary indices, prior to 1 January 2004, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates correspond to the following estimated average economic useful lives:

Years
Buildings and other constructions	3 - 50
Basic equipment:
Network installations and equipment	7 - 20
Ducts infra-structure	40
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	5 - 7
Other telecommunications equipment	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

Estimated losses resulting from the replacement of equipments before the end of their economic useful lives are recognised as a deduction to the corresponding asset’s carrying value, against results of the period, as well as any impairment of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits can be reliably measured.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets, and is recognised in the Consolidated Income Statement under the caption “Gains on disposals of fixed assets, net” when occurred.

d)              Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

Intangible assets include mainly goodwill (Note 2.a), telecommunications licenses and related rights, and software licenses.

Internally-generated intangible assets, namely research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the ability to complete the project and put the asset in use or make it available for sale.

Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the economic useful lifes or contractual periods if lower (including additional renovation periods if applicable), as follows:

Telecommunications licenses:

- Telecommunications licenses held by Vivo	Period of the license with renovation period
- Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
- UMTS license owned by TMN	Period of the license with renovation period (until 2030)
Satellite capacity rights	Period of the contract (until 2015)
Software licenses	3 – 6
Other intangible assets	3 – 8

e)              Investment property

Investment property (or real estate investments - Note 31) includes primarily buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

Investment property is stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation (straight-line basis) and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in the Consolidated Income Statement of the period.

Investment property is depreciated on a straight-line basis, during its expected useful life. The depreciation rates correspond to the estimated average economic useful lives, as detailed in Note 3.c.

f)                Impairment of tangible and intangible assets, excluding goodwill

The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The primary cash-generating units identified in the Group correspond to the wireline and mobile businesses in Portugal and mobile business in Brazil. The recoverable amount is the higher of fair value less cost to sell and the value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related to the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the specific risk to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the Consolidated Income Statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

Tangible assets recognized according to the revaluation model are subject to periodic remeasurement and Portugal Telecom intends to revalue these assets at least every three years. Any impairment loss of these assets is recorded as a reduction to the revaluation reserve initially recognized under shareholders’ equity. Impairment losses in excess of the initial revaluation reserve are recognized in the Consolidated Income Statement.

g)             Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions for restructuring are only recognised if a detail and formal plan exists and if the plan is communicated to the related parties.

Provisions for dismantling and removal costs are recognised from the day the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 38). The amount of the provision is discounted, being the corresponding effect of time recognised in net income, under the caption “Net interest expense”.

Provisions are updated on the date of the Consolidated Statement of Financial Position, considering the best estimate of the Group’s management.

h)             Pension benefits

Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, SA (“PT SI”) are responsible to pay to a group of employees a pension or a pension supplement. In order to finance these obligations, various pension funds were incorporated by PT Comunicações (Note 9.1).

The amount of the Group’s liabilities with respect to pensions and pension supplements is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses in the Consolidated Statement of Comprehensive Income.

Plan amendments related to reduction of the benefits granted to employees are recorded as prior years’ service gains or losses. Prior years’ service gains or losses related to vested rights are recognised under the caption “Post retirement benefits” when they occur. Those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date. Gains obtained with the settlement of any plan are recognized when incurred under the caption “Curtailment costs, net”.

Pension and pension supplement liabilities stated in the Consolidated Statement of Financial Position correspond to the difference between the Projected Benefit Obligation (“PBO”) related to pensions deducted from the fair value of pension fund assets and any prior years’ service gains or losses not yet recognised.

Contributions made by the Group to defined contribution pension plans are recognised in net income when incurred.

i)                Post retirement health care benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after the retirement date, health care expenses to a group of employees and relatives. This health care plan is managed by Portugal Telecom — Associação de Cuidados de Saúde (“PT-ACS”). In 2004, the Group established PT Prestações — Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”) to manage an autonomous fund to finance these obligations (Note 9.2).

The amount of the Group’s liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses in the Consolidated Statement of Comprehensive Income.

Plan amendments related to reduction of the benefits granted to employees are recorded as prior years’ service gains or losses. Prior years’ service gains or losses related to vested rights are recognised under the caption “Post retirement benefits” when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date. Gains obtained with the settlement of any plan are recognized when incurred under the caption “Curtailment costs, net”.

Accrued post retirement health care liabilities stated in the Consolidated Statement of Financial Position correspond to the present value of obligations from defined benefit plans, deducted from the fair value of fund assets and any prior years’ service gains or losses not yet recognised.

j)                Pre-retirement and suspended employees

In connection with the programs related to employees that are under a suspended contract agreement or that have been pre-retired, the Group recognizes a liability in the Consolidated Statement of Financial Position equivalent to the present value of salaries payable up to the retirement age. The correspondent cost is recorded in the Consolidated Income Statement under the caption “Curtailment costs, net”, added by pensions, pension supplements and health care liabilities up to the retirement age, when the employee became suspended or pre-retired, and is determined based on actuarial studies (Note 9.3).

k)            Grants and subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy’s program.

Grants and subsidies for training and other operating activities are recognised in net income when the related expenses are recognised.

Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets (Note 3.c).

l)                Financial assets and liabilities

Financial assets and liabilities are recognised on the Group’s Consolidated Statement of Financial Position when the Group becomes a party to the contractual provisions of the instrument.

(i) Receivables (Notes 24 and 25)

Trade receivables, loans granted and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as receivables or loans granted.

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated non-recoverable amounts, which are computed basically based on (a) the aging of the receivables and (b) the credit profile of specific customers.

(ii) Available for sale investments

Available for sale investments are those related to listed or quoted shares held by the Group and in connection with which the Company does not have a strategic interest. Available for sale investments are classified under the caption “Other investments”.

All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date. Investments are initially recognised by their acquisition cost, including any expenses related to the transaction.

Subsequent to the initial recognition, available for sale investments are measured at fair value through equity, except for available for sale investments not listed in any active market and where an estimate of fair value is not reliable, which are recognised at acquisition cost, net of any impairment losses. On disposal of an impaired or an available for sale investment, accumulated changes in the fair value of the investment previously recognised in equity are transferred to net income.

(iii) Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the Group are recognised based on the proceeds, net of any costs of issuance.

Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders’ equity. As of the Consolidated Statement of Financial Position date, the debt component is recognised at amortised cost.

(iv) Bank loans (Note 34)

Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest cost, which is computed based on the effective interest rate and including the recognition of premiums paid up front, is recognised when incurred.

(v) Accounts payable (Note 35)

Trade payables are recognised at nominal value, which is substantially similar to their fair value.

(vi) Derivative financial instruments and hedge accounting (Note 41)

The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and changes in interest rates. The Group’s policy is to contract derivative financial instruments to hedge those risks, subject to detailed analysis of economics and Executive Board approval.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting. Currently, for accounting purposes, Portugal Telecom classifies certain derivative financial instruments as fair value and cash flow hedges.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities related with the hedged risk.

The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in shareholders’ equity, and the ineffective portion is recognised as financial results. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under “Hedge accounting” directly in shareholders’ equity is transferred to net income.

Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge an asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are classified as “derivatives held for trading” and recognised in net income.

(vii) Treasury shares (Note 40)

Treasury shares are recognised as a deduction to shareholders’ equity, under the caption “Treasury shares”, at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under “Accumulated earnings”.

Equity swaps on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

(viii) Cash and cash equivalents and short term investments (Note 23)

Cash and cash equivalents comprise cash on hand and demand bank deposits, due within three months or less from the date of acquisition, that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents also includes deposits from customers and other entities that have not yet been cleared.

In the consolidated Consolidated Statement of Cash Flows, cash and cash deposits also includes overdrafts recognised under the caption “Short-term debt”.

Short-term investments comprise investments for the purpose of generating investment returns, and they are therefore not classified as cash equivalents.

(ix) Qualified Technological Equipment transactions

In previous years, the Company entered into certain Qualified Technological Equipment transactions (“QTE”), whereby certain telecommunications equipment was sold to certain foreign entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintains the legal possession of this equipment.

These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company’s consolidated Consolidated Statement of Financial Position. The Company obtained the majority of the economic benefits of these entities and therefore is exposed to the risks resulting from the activities of these special purpose entities. Accordingly, those entities were fully consolidated in the Company’s financial statements. Consolidated current and non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 29), and current and non-current liabilities include the future payments under the leasing contract (Note 39).

Up-front fees received from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

m)          Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

•                  the tangible assets are identifiable;

•                  the tangible assets will generate future economic benefits which can be reliably estimated; and

•                  development expenses can be reliably measured.

The amounts capitalized are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

Expenses incurred during investigation are recognised in net income when incurred.

n)             Leasings (the company as a lessee)

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases (Note 13). The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under finance leases and the corresponding liability to the lessor, are accounted for using the finance method, in accordance with the lease payment plan (Note 34). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 13).

o)              Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax is recognised in accordance with IAS 12.

Portugal Telecom has adopted the tax consolidation regime in Portugal (currently known as the special regime for the taxation of groups of companies). The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which Portugal Telecom holds at least 90% of the share capital and that are domiciled in Portugal and subject to Corporate Income Tax (IRC). The remaining Group companies not covered by the tax consolidation regime of Portugal Telecom are taxed individually based on their respective taxable income, at the applicable tax rates.

The tax currently payable is based on taxable income for the period, and the deferred tax is based on differences between the carrying amounts of assets and liabilities of the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets reverse. The carrying amount of deferred tax assets is reviewed at the date of the Consolidated Statement of Financial Position and reduced to the extent that is no longer probable that sufficient taxable income will be available to allow for all or part of the asset to be recovered.

Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recognised directly in shareholders’ equity.

p)              Revenue recognition

Revenues from fixed line telecommunications are recognised at their gross amounts when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues or revenues not billed by other operators but accrued or incurred as of the date of the financial statements are recorded based on estimates. Differences between accrued amounts and the actual unbilled revenues, which ordinarily are not significant, are recognised in the following period.

Revenues from international telecommunications services are divided with the operators of the transit countries and the operators in the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

Revenues from rentals of terminal equipment are recognised as an operating lease in the period to which they apply, under the caption “Other revenues”.

Revenues from ISP services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective. PT Comunicações has a contract with Páginas Amarelas whereby the latter is responsible for production, publishing and distribution of PT Comunicações’s telephone directories, as well as for selling advertising space in the directories. The total cost to be paid by PT Comunicações for such services is set at a fixed 72% of its gross revenues from the sale of advertising space in telephone directories. The prices of advertising space are fixed, not contingent, and based on the expected volume of the distributed directories (approximately one to every telephone number). Revenues from the sale of advertising space are invoiced directly by PT Comunicações to its corporate clients during the one-year advertising period. These revenues are recognized in earnings on a monthly basis during the period for the respective directory.

Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognised and the corresponding caption are as follows:

Nature of the revenue	Caption	Moment of recognition
Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Wireless broadband	Services rendered	When the service is rendered
Terminal equipment and accessories	Sales	When the sale occurs
Penalties imposed to customers	Other revenues	When received

Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for equipments, accessories and discounts on subsequent purchases of mobile services. Following the adoption of IFRIC 13 Customer Loyalty Programmes, as explained in more detail in Note 4, Portugal Telecom splits the consideration received in the initial transaction between the revenue related to traffic and the loyalty points earned by the customer, recognizing a deferred income measured at fair value for the award credits, taking into consideration the expected points to be redeemed. Deferred income is than recognized as revenue when award credits are redeemed or expire.

Revenues from IPTV and satellite television services result essentially from and are recognised as follows:

Nature of the revenue	Caption	Moment of recognition
Monthly subscription fees for the use of the service	Services rendered	When the service is rendered
Rental of equipment	Services rendered	The period of rental
Sale of equipment	Sales	When the sale occurs
Penalties imposed to customers	Other revenues	When received

q)              Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the date of the Consolidated Statement of Financial Position, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments”, and included in the Consolidated Statement of Comprehensive Income.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

•                  Assets and liabilities at exchange rates prevailing at the date of the Consolidated Statement of Financial Position;

•                  Profit and loss items at average exchange rates for the reported period;

•                  Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases, at the rate effective on the day the transaction occurred); and

•                  Share capital, reserves and retained earnings at historical exchange rates.

The effect of translation differences is recognised in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments” and included in the Consolidated Statement of Comprehensive Income. In accordance with IAS 21, when occurs a reduction of Portugal Telecom’s investment in a foreign entity, through the sale or reimbursement of share capital, the accumulated effect of translated differences is transferred to the Consolidated Income Statement, considering the proportion of the reduction occurred.

The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from “Foreign currency translation adjustments” to “Accumulated earnings”. As from 1 January 2004, the Group has been recognizing all translation adjustments directly in shareholders’ equity and therefore these amounts are transferred to net income only if and when the related investments are disposed off.

r)              Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset, as the construction period of its tangible and intangible assets is relatively short (Note 4).

s)              Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows is prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less, as cash and cash equivalents. The “Cash and cash equivalents” item presented in the Consolidated Statement of Cash Flows also includes overdrafts, classified in the Consolidated Statement of Financial Position under “Short-term debt”.

Cash flows are classified in the Consolidated Statement of Cash Flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily the acquisitions and disposals of investments, dividends received from its associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments of lease rentals, payments relating to interest and related expenses, acquisition and sale of treasury shares and payments of dividends to shareholders.

t)                Subsequent events (Note 46)

Events that occur after the date of the Consolidated Statement of Financial Position that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances on which the estimate was based, or as a result of new information or more experience. The main accounting judgments and estimates reflected in the consolidated financial statements are as follows:

(a)          Post retirement benefits — The present value of post retirement obligations is computed based on actuarial methodologies, which use certain actuarial assumptions. Any changes in those assumptions will impact the carrying amount of post retirement obligations. The key assumptions for post retirement obligations are disclosed in Note 9. The Company has the policy to review key assumptions on a periodic basis, if the corresponding changes have a material impact on the financial statements.

(b)         Goodwill impairment analysis — Portugal Telecom tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation of the cash generating unit, the choice of a growth rate to extrapolate cash flow projections and the estimate of a suitable discount rate for each cash generating unit.

(c)          Valuation and useful life of intangible and tangible assets — Portugal Telecom has made assumptions in relation to the potential future cash flows resulting from separable intangible assets acquired as part of business combinations, which include expected future revenues, discount rates and useful life of such assets. Portugal Telecom has also made assumptions regarding the useful life of tangible assets.

(d)         Recognition of provisions and adjustments — Portugal Telecom is party to various legal claims for which, based on the opinion of its legal advisors, a judgment was made to determine whether a provision should be recorded for these contingencies (Note 45). Adjustments for accounts receivable are computed based primarily on the aging of the receivables, the risk profile of the customer and its financial condition. These estimates related to adjustments for accounts receivable differ from business to business.

(e)          Assessment of the fair value of financial instruments — Portugal Telecom chooses an appropriate valuation technique for financial instruments not quoted in an active market based on its best knowledge of the market and the assets. In this process, Portugal Telecom applies the valuation techniques commonly used by market practitioners and uses assumptions based on market rates.

(f)            Assessment of the fair value of assets stated at revaluation model — Portugal Telecom used the revaluation model to measure the carrying value of certain asset classes. In order to determine the revalued amount of those assets, Portugal Telecom used the replacement cost method for the ducts infra-structure and the market value for real estate assets, which require the use of certain assumptions related to the construction cost and the use of specific indicators for the real estate market, respectively, as explained in more detail in Note 33.

Estimates used are based on the best information available during the preparation of consolidated financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on those estimates. In accordance with IAS 8, changes to the estimates used by management that occur after the date of the consolidated financial statements are recognised in net income, using a prospective methodology.

4.              Changes in accounting policies and estimates

During the year ended 31 December 2009, the following standards, revised standards and interpretations, which are applicable to Portugal Telecom, became effective:

•                  IAS 1 Presentation of Financial Statements was revised in September 2007 and is effective for years started on or after 1 January 2009. Besides certain changes with which Portugal Telecom already complied in its 2008 annual report, as they were permitted under the previous version of IAS 1, the revision of this standard had the following requirements which Portugal Telecom adopted in these consolidated financial statements: (1) include an additional financial statement disclosing all changes in equity, which previously was included in the notes to the financial statements; and (2) change of certain headlines from financial statements, namely from “Consolidated Balance Sheet” to “Consolidated Statement of Financial Position” and from “Consolidated Statement of Recognized Income and Expenses” to “ Consolidated Statement of Comprehensive Income”.

•                  IAS 23 Borrowing Costs was revised in March 2007 and is effective for years started on or after 1 January 2009. The revision of this standard removed the option of immediately recognizing as an expense borrowing costs that relate to assets requiring significant time to be ready for use or sale. Portugal Telecom had no impact in its financial statements following the adoption of the revised standard, as the construction period of its tangible and intangible assets is relatively short.

•                  IFRS 8 Segment Reporting was issued in November 2006 and is effective for years started on or after 1 January 2009, replacing IAS 14. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by a company’s chief operating decision maker in order to allocate resources to the segment and assess performance. Portugal Telecom’s segment reporting in its 2008 annual report already complied with IFRS 8 and accordingly the adoption of this new standard had no impact on the segments reported results or financial position.

•                  IFRIC 13 Customer Loyalty Programmes was issued in September 2007 and is effective for years started on or after 1 July 2008. The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for equipments, accessories and discounts on subsequent purchases of mobile services. Up to 31 December 2008, Portugal Telecom accounted for these transactions by recognizing the full consideration from the mobile traffic as revenue and a separate liability for the estimated cost resulting from the redemption of the loyalty points. IFRIC 13 requires that such transactions be accounted for as “multiple element revenue transactions” and that the consideration received in the initial transactions shall be allocated between the revenue related to traffic and the loyalty points earned by the customer. Accordingly, following the adoption of this interpretation as at 1 January 2009, Portugal Telecom recognized a deferred income measured at fair value, instead of a provision as previously. As required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, this interpretation was applied retrospectively and, as a result, the following changes were made to the previously reported Consolidated Statements of Financial Position as at 31 December 2008 and 2007 and Consolidated Income Statement for the year ended 31 December 2008:

Euro

	Prior to IFRIC 13	Impacts of IFRIC 13
Consolidated Statement of Financial Position as at 1January 2008	adoption	adoption	Restated statement

Assets
Deferred tax assets	992,880,357	(659,218)	992,221,139
Other assets	12,129,290,529	—	12,129,290,529
Total assets	13,122,170,886	(659,218)	13,121,511,668
Liabilities
Current deferred income	286,056,467	45,894,085	331,950,552
Current provisions	123,340,200	(48,381,701)	74,958,499
Other liabilities	10,630,964,031	—	10,630,964,031
Total liabilities	11,040,360,698	(2,487,616)	11,037,873,082
Equity excluding minority interests	1,338,221,897	1,828,398	1,340,050,295
Minority interests	743,588,291	—	743,588,291
Total shareholders’ equity	2,081,810,188	1,828,398	2,083,638,586
Total liabilities and shareholders’ equity	13,122,170,886	(659,218)	13,121,511,668

Euro

	Prior to IFRIC 13	Impacts of IFRIC 13
Consolidated Statement of Financial Position as at 31December 2008	adoption	adoption	Restated statement

Assets
Deferred tax assets	1,031,431,805	1,292,174	1,032,723,979
Other assets	12,681,671,323	—	12,681,671,323
Total assets	13,713,103,128	1,292,174	13,714,395,302
Liabilities
Current deferred income	305,392,739	57,229,629	362,622,368
Current provisions	124,567,576	(52,353,496)	72,214,080
Other liabilities	12,083,322,032	—	12,083,322,032
Total liabilities	12,513,282,347	4,876,133	12,518,158,480
Equity excluding minority interests (i)	235,610,386	(3,583,959)	232,026,427
Minority interests	964,210,395	—	964,210,395
Total shareholders’ equity	1,199,820,781	(3,583,959)	1,196,236,822
Total liabilities and shareholders’ equity	13,713,103,128	1,292,174	13,714,395,302

(i)

The effect on shareholders’ equity excluding minority interests as at 31 December 2008 includes a positive impact of Euro 1,828,398 as at 1 January 2008 and a negative impact on the net income for the year ended 31 December 2008 amounting to Euro 5,412,357.

Euro

	Prior to IFRIC 13	Impacts of IFRIC 13
Consolidated Income Statement for the year ended 31December 2008	adoption	adoption	Restated statement

Revenues (reduction in services rendered)	6,734,307,435	(13,420,575)	6,720,886,860
Operating expenses (reduction in provisions and adjustments)	5,670,245,473	(6,056,824)	5,664,188,649
Income before financial results and taxes	1,064,061,962	(7,363,751)	1,056,698,211
Financial results	(129,496,695)	—	(129,496,695)
Income taxes	(233,331,156)	1,951,394	(231,379,762)
Net income	701,234,111	(5,412,357)	695,821,754
Attributable to minority interests	119,721,635	—	119,721,635
Attributable to equity holders of the parent	581,512,476	(5,412,357)	576,100,119
Earnings per share
Basic	0.64	(0.01)	0.64
Diluted	0.63	(0.01)	0.62

Based on the guidance of IAS 1 Presentation of Financial Statements, and following the adoption of a new accounting policy retrospectively, Portugal Telecom disclosed an additional Consolidated Statement of Financial Position as at 1 January 2008, which was also restated to reflect the impacts of the adoption of this accounting policy. In addition, Portugal Telecom disclosed notes as of that date for the captions that were impacted by the adoption of this new accounting policy.

In addition to the standards referred to above, other standards and interpretations as well as some minor improvements to several standards became effective in the year ended 31 December 2009, but are not applicable to the Company or had no material impact in its financial statements.

Additionally, when the Board of Directors approved these financial statements, the following standards, revised standards and interpretations had been issued by IASB and IFRIC (some of those not yet endorsed by the European Union), which were not yet adopted by Portugal Telecom, as their application is only being required in subsequent periods:

•                  IAS 27 (revised) Consolidated and separate financial statements, IAS 28 (revised) Investments in associates, IFRS 3 (revised) Business combinations and IAS 31 (revised) Interests in joint ventures were issued in January 2008 and are effective for years started on or after 1 July 2009. The impact of the adoption of these revised standards has not been fully assessed by Portugal Telecom but, in accordance with the related transition rules, there is no impact on asset and liabilities as at 31 December 2009 as a result of past transactions.

•                  IAS 39 (revised) Financial instruments was issued in July 2008 and is effective for years started on or after 1 January 2010. This standard was amended in relation to the recognition and measurement for eligible hedged items. The impact of the adoption of this revised standard has not been fully assessed by Portugal Telecom.

•                  IFRIC 17 Distribution of non-cash assets to owners was issued in November 2008 and is effective for years started on or after 1 July 2009. The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this interpretation.

•                  IFRS 1 (revised) First-time adoption of IFRS was revised in November 2008 and in July 2009 and is effective for years started on or after 1 January 2010. There will be no impact on the Company’s consolidated financial statements as a result of the adoption of this revised standard.

•                  IFRIC 9 (revised) Reassessment of embedded derivatives and IAS 39 (revised) Financial instruments were issued in March 2009 and are effective for years started on or after 30 June 2009. This interpretation and this standard were amended in relation to the accounting treatment for embedded derivatives when reclassifying financial instruments. The impact of the adoption of these revised standard and interpretation has not been fully assessed by Portugal Telecom.

•                  IFRS 2 (revised) Share-based payments was issued in June 2009 and is effective for years started on or after 1 January 2010. The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this revised standard.

During the year ended 31 December 2009 and based on the best information available, the Company revised certain accounting estimates related to the economic useful lives of certain terminal equipments and infra-structure assets, the adjustments to bad debts and the dismantling costs of infra-structure assets. The impact of this reassessment in accounting estimates was recognized prospectively and net income for the year ended 31 December 2009 was positively impacted by Euro 20.2 million.

5.              Exchange rates used to translate foreign currency financial statements

As at 31 December 2009 and 2008, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	2009	2008
Argentine peso	5.4695	4.8065
Australian dollar	1.6008	2.0274
Botswana pula	9.5721	10.4639
Brazilian real	2.5113	3.2436
British pound	0.8881	0.9525
Canadian dollar	1.5128	1.6998
Cape Verde Escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	9.835	9.4956
Danish krone	7.4418	7.4506
Hong Kong dollar	11.1709	10.7858
Hungarian forint	270.4200	266.7000
Japanese yen	133.1600	126.1400
Kenyan shilling	109.3415	108.8309
Macao pataca	11.506	11.1094
Moroccan dirham	11.348	11.2665
Mozambique metical	44.1500	35.2500
Namibian dollar	10.6660	13.0667
Norwegian krone	8.3000	9.7500
São Tomé Dobra	24108.6	21468.6
South African rand	10.666	13.0667
Swedisk krone	10.252	10.87
Swiss franc	1.4836	1.485
Ugandan shilling	2758.8	2703.4
US Dollar	1.4406	1.3917

During the years 2009 and 2008, income statements of subsidiaries expressed in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	2009	2008
Argentine peso	5.2090	4.6655
Botswana pula	9.8529	9.9043
Brazilian real	2.7674	2.6737
Cape Verde Escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	9.4496	10.2236
Hungarian forint	280.3300	251.5100
Kenyan shilling	107.8317	101.5914
Macao pataca	11.1291	11.8018
Moroccan dirham	11.2674	11.3652
Mozambique metical	38.6638	35.6554
Namibian dollar	11.6737	12.0590
São Tomé Dobra	22589.9	21697.5
Swiss franc	1.51	1.5874
Ugandan shilling	2817.9	2537.8
US Dollar	1.3948	1.4708

6. Revenues

Consolidated revenues by reportable segment in 2009 and 2008 are as follows:

Euro

	2009	2008

Wireline (Note 7.a)	1,796,502,317	1,805,554,846
Services rendered (Note 3.p) (i)	1,733,800,680	1,726,999,775
Retail	970,135,390	952,250,863
Wholesale	371,385,586	386,758,739
Data and corporate	295,094,607	279,492,290
Other	97,185,097	108,497,883
Sales (ii)	42,531,397	50,529,449
Other revenues (iii)	20,170,240	28,025,622
Domestic Mobile - TMN (Note 7.b)	1,460,211,966	1,512,399,511
Services rendered (Note 3.p) (iv)	1,313,541,732	1,355,901,064
Billing	1,195,642,923	1,188,194,775
Interconnection	117,898,809	167,706,289
Sales (ii)	134,378,318	148,515,391
Other revenues (iii)	12,291,916	7,983,056
Brazilian Mobile - Vivo (Note 7.c)	3,137,292,213	3,033,774,411
Services rendered (Note 3.p) (v)	2,832,352,313	2,670,442,921
Sales (ii)	234,733,675	293,315,323
Other revenues (iii)	70,206,225	70,016,167
Other businesses (vi)	390,674,114	369,158,092
Services rendered	374,029,133	348,756,842
Sales	11,251,415	16,302,138
Other revenues	5,393,566	4,099,112
	6,784,680,610	6,720,886,860

(i)             The growth in the contribution of the wireline business to consolidated service revenues is primarily explained by the increase in retail revenues, as a result of the continued strong performance of triple-play and the good performance of data and corporate services, which more than offset the reduction in wholesale revenues, mainly due to the decrease in traffic revenues partially offset by the growth in leased lines.

(ii)          These captions include mainly sales of terminal equipment (fixed telephones, modems and TV boxes) of the wireline business and terminal mobile equipment of TMN and Vivo.

(iii)       Other revenues include mainly advertising revenues from the Portal and directories businesses, in the wireline business, benefits from contractual penalties imposed to customers, rentals of equipment and of other own infra-structures, and revenues resulting from consultancy projects.

(iv)      The reduction in the contribution of the domestic mobile business to consolidated service revenues is primarily explained by the decrease in interconnection revenues, due to the decline in mobile termination rates, which more than offset the continued growth in customer revenues.

(v)         The increase in this caption is primarily explained by the continued growth in Vivo’s number of customers and, at a lower level, by the impact of the consolidation of Telemig, which in 2008 was consolidated only as from 1 April. These effects were partially offset by the impact of the depreciation of the Real against the Euro.

(vi)      This caption is related to services rendered primarily from MTC (mobile operator in Namíbia), Dedic (call centre operation in Brazil), Cabo Verde Telecom and Timor Telecom (telecommunications operator).

Revenues in 2009 and 2008 by geographic area are as follows:

Euro

	2009	2008

Domestic operations	3,320,861,777	3,386,605,817
Brazil	3,240,149,190	3,111,496,955
Other countries and eliminations	223,669,643	222,784,088
	6,784,680,610	6,720,886,860

7. Segment reporting

As disclosed in Note 4, Portugal Telecom adopted IFRS 8 Operating Segments as from 1 January 2009. The identification of the operating segments based on this new standard is consistent with the segments presented on the annual financial statements as at 31 December 2008.

Portugal Telecom’s basis of business segmentation is related to the nature of the services rendered and the type of technology used by its operating companies. This is the manner in which the Board of Directors oversees and controls the business and also the manner in which financial information is internally organized and communicated. Accordingly, the business segments as at 31 December 2009 and 2008 are as follows:

a.               Wireline (including Retail, Wholesale and Data and Corporate);

b.              Domestic Mobile (TMN); and

c.               Brazilian Mobile (Vivo).

In relation to the mobile businesses, Portugal Telecom has identified two different business segments, the “Domestic Mobile” and “Brazilian Mobile”, due to the differences between licenses regulation and market conditions. The telecommunications markets in Portugal and Brazil are substantially different in terms of economic and regulatory environment, classes of customers, suppliers and marketing strategies, which support Portugal Telecom’s decision to establish the two different businesses.

Following the adoption of IFRIC 13 Customer Loyalty Programmes, the previously reported income statements and statements of financial position for the domestic and Brazilian mobile businesses were restated to reflect the impacts of the adoption of IFRIC 13 as from 1 January 2009, as explained in Note 4.

Segment information for the years 2009 and 2008 is presented below.

a) Wireline

Income statements of this reportable segment for the years 2009 and 2008 are as follows:

Euro

	2009	2008

REVENUES

Services rendered - external customers (Note 6)	1,733,800,680	1,726,999,775
Services rendered - inter-segment	132,892,095	114,112,005
Sales - external customers (Note 6)	42,531,397	50,529,449
Sales - inter-segment	708,860	438,888
Other revenues - external customers (Note 6)	20,170,240	28,025,622
Other revenues - inter-segment	17,686,520	11,316,331
	1,947,789,792	1,931,422,070

COSTS, EXPENSES, LOSSES AND (INCOME)

Wages and salaries	233,288,774	226,740,890
Post retirement benefits (i)	89,562,000	44,674,000
Direct costs	409,025,928	390,866,407
Commercial costs (ii)	117,986,621	112,534,990
Supplies and external services and other expenses (iii)	387,872,724	314,139,899
Depreciation and amortisation (iv)	434,675,795	365,727,038
Curtailment costs,net (v)	13,682,630	98,216,329
Net gains on disposals of fixed assets	(905,203)	(12,393,382)
Other costs, net	32,760,380	15,416,433
	1,717,949,649	1,555,922,604

Income before financial results and taxes	229,840,143	375,499,466

Net interest expenses	8,117,700	7,272,413
Net foreign currency exchange losses	(494,887)	976,687
Net gains on financial assets and other investments	(1,250,982)	(2,217,071)
Net other financial expenses	4,977,599	1,847,561
	11,349,430	7,879,590

Income before taxes	218,490,713	367,619,876

Minus: Income taxes	46,952,357	93,016,774
NET INCOME	171,538,356	274,603,102

(i)

The increase in post retirement benefit costs is primarily explained by the reduction in the expected return on plan assets, basically due to the decrease in the market value of the plan assets occurred in 2008, as detailed in Note 9.

(ii)	This caption includes costs of products sold, commissions and marketing and publicity expenses.

(iii)	The increase in this caption is basically explained by the growth in call centre and other support service costs related to the IPTV service.

(iv)

The increase in depreciation and amortization costs is primarily explained by the impact of the revaluation of ducts and certain real estate assets undertaken in 2008 and higher capital expenditures in 2009

(v)	Work force reduction program costs in 2009 and 2008 correspond to the reduction of 60 and 357 employees, respectively.

Total assets and liabilities of this segment as at 31 December 2009 and 2008 are as follows:

Euro

	2009	2008
Assets	4,818,565,262	4,861,279,389
Liabilities	3,285,095,374	3,397,827,879

Capital expenditures in tangible and intangible assets for this reportable segment for the years 2009 and 2008 were Euro 565 million and Euro 403 million, respectively. This increase is primarily related to the FTTH rollout, which allows for increased bandwidth for both residential and corporate customers, and the investment in IPTV services.

As at 31 December 2009 and 2008, the total staff in the wireline business was 6,450 and 6,183 employees, respectively.

b) Domestic Mobile — TMN

Income statements of this reportable segment for the years 2009 and 2008 are as follows:

Euro

	2009	2008

REVENUES

Services rendered - external customers (Note 6) (i)	1,313,541,732	1,355,901,064
Services rendered - inter-segment (i)	46,442,424	68,984,766
Sales - external customers (Note 6)	134,378,318	148,515,391
Sales - inter-segment	9,736,620	10,852,890
Other revenues - external customers (Note 6)	12,291,916	7,983,056
Other revenues - inter-segment	1,406,928	1,319,616
	1,517,797,938	1,593,556,783

COSTS, EXPENSES, LOSSES AND (INCOME)

Wages and salaries	48,344,596	51,872,515
Direct costs (i)	259,446,232	279,283,764
Commercial costs (ii)	276,588,055	323,899,826
Supplies and external services and other expenses	259,309,842	256,617,923
Depreciation and amortisation	220,937,464	231,710,488
Work force reduction costs	—	155,411
Net losses (gains) on disposals of fixed assets	(463,559)	1,055,927
Other costs	8,919,558	4,806,480
	1,073,082,188	1,149,402,334

Income before financial results and taxes	444,715,750	444,154,449

Net interest expense	9,723,462	15,040,940
Net foreign currency exchange losses (gains)	(111,026)	(670,145)
Equity in earnings of affiliated companies, net	(1,043)	(1,824)
Net other financial expenses	829,594	816,573
	10,440,987	15,185,544

Income before taxes	434,274,763	428,968,905

Minus: Income taxes	113,545,234	114,151,043
Net income	320,729,529	314,817,862

(i)	The reductions in services rendered and direct costs is primarily explained by the decrease in mobile termination rates.

(ii)

This caption includes costs of products sold, commissions and marketing and publicity expenses. The reduction in 2009 is primarily explained by a decrease in costs of products sold, in line with the reduction in sales.

Total assets and liabilities of this segment as at 31 December 2009 and 2008 are as follows:

Euro

	2009	2008
Assets	2,614,282,536	2,641,730,305
Liabilities	1,413,215,127	1,533,406,772

Capital expenditures in tangible and intangible assets for this reportable segment for the years 2009 and 2008 were Euro 180 million and Euro 245 million, respectively. The decrease in TMN’s capex is primarily explained by the investments carried out in 2008 in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, which resulted in improved quality of mobile voice and data services in Portugal.

As at 31 December 2009 and 2008, the total staff in this segment was 1,004 and 1,082 employees, respectively.

c) Brazilian Mobile

Income statements of this reportable segment for the years 2009 and 2008, which include the results of Telemig only as from 1 April 2008 (Note 2), are as follows:

Euro

	2009	2008

REVENUES

Services rendered - external customers (Note 6)	2,832,352,313	2,670,442,921
Services rendered - inter-segment revenues	731,315	114,084
Sales - external customers (Note 6)	234,733,675	293,315,323
Sales - inter-segment sales	3,039	1,907
Other revenues - external customers (Note 6)	70,206,225	70,016,167
Other operating revenues - inter-segment	48,527	410,362
	3,138,075,094	3,034,300,764

COSTS, EXPENSES, LOSSES AND (INCOME)

Wages and salaries	160,957,440	144,112,660
Direct costs (i)	613,445,841	566,273,589
Commercial costs (ii)	721,675,466	795,225,308
Supplies and external services and other expenses	694,762,670	696,200,699
Depreciation and amortisation (iii)	719,336,520	620,883,409
Net losses (gains) on disposals of fixed assets	1,547,269	(1,206,634)
Other costs, net	4,043,389	7,426,882
	2,915,768,595	2,828,915,913

Income before financial results and taxes	222,306,499	205,384,851

Net interest expense	74,788,525	66,951,080
Net foreign currency exchange losses	1,235,862	12,101,326
Net gains on financial assets and other investments	—	(7,195,447)
Net other financial expenses	37,212,456	25,221,682
	113,236,843	97,078,641

Income before taxes	109,069,656	108,306,210

Minus: Income taxes (iv)	48,211,356	26,620,135
Net income	60,858,300	81,686,075

(i)

The growth in direct costs reflects increases in interconnection costs and lease costs 3G related and also the impact of the consolidation of Telemig (Euro 20 million), which more than offset the effect of the depreciation of the Real (Euro 21 million).

(ii)

The decrease in this caption, which includes costs of products sold, commissions and marketing and publicity expenses, is basically related to the reduction in costs of products sold, in line with the decrease in sales.

(iii)

The increase in depreciation and amortization costs is primarily explained by the acquisition of Telemig and higher depreciation rates for the CDMA network, following the GSM network rollout, whose effects were partially offset by the impact of the depreciation of the Real against the Euro.

(iv)

In 2009, this caption includes the reversal of deferred tax assets amounting to Euro 13,441,476 (Note 19) related to tax losses from previous years, which no longer can be used as a result of the merger of Telemig Celular Participações through the incorporation of its assets and liabilities into Vivo Participações.

Capital expenditures in tangible and intangible assets for this reportable segment for the years 2009 and 2008 were Euro 421 million and Euro 510 million, respectively. In 2009, capex at Vivo was directed towards: (1) increasing network capacity to support the accelerated growth experienced by Vivo, namely in GSM / EDGE; (2) expanding coverage of WCDMA / HSUPA network; (3) continued expansion of coverage in the Northeast states following the launch of the service in October 2008, and (4) continued improvement in network quality to meet the objectives set forth by the local regulator. In addition, Vivo acquired 3G licenses in April 2008 for a total amount of Euro 227 million (Note 32).

A summarized statement of financial position of 50% of the assets and liabilities of Vivo as at 31 December 2009 and 2008 is presented below:

Euro

	2009	2008

Current assets	1,215,622,389	1,200,612,709
Intangible assets	2,973,562,598	2,434,650,902
Tangible assets	1,305,840,206	1,134,912,418
Deferred taxes	418,299,379	319,922,814
Other non-current assets	236,379,670	178,345,766
Total assets	6,149,704,241	5,268,444,609

Current liabilities	1,273,655,294	1,329,437,637
Medium and long-term debt	831,134,229	697,031,576
Other non-current liabilities	239,581,308	206,519,305
Total liabilities	2,344,370,830	2,232,988,518

As at 31 December 2009 and 2008, the total staff of this segment (50% of Vivo) was 5,299 and 4,193 employees, respectively, with the increase being mainly attributable to Telemig.

d) Reconciliation of revenues, net income, assets and liabilities

In 2009 and 2008, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

Euro

	2009	2008
Total relating to reportable segments	6,603,662,824	6,559,279,617
Total relating to other businesses (i)	913,316,203	794,664,150
Elimination of intragroup revenues	(732,298,417)	(633,056,907)
Total consolidated revenues	6,784,680,610	6,720,886,860

(i)             This increase in revenues from other businesses is mainly related to MTC (mobile operator in Namíbia), Dedic (call centre operation in Brazil), Cabo Verde Telecom and Timor Telecom (telecommunications operator).

In 2009 and 2008, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

Euro

	2009	2008
Total relating to reportable segments	553,126,185	671,107,039
Total relating to other businesses (i)	13,797,301	31,659,445
Other items not included in reportable segments:
Net interest expense related to loans obtained at group level (ii)	(209,649,993)	(183,107,784)
Net gains on financial assets and other investments	6,816,586	9,885,056
Equity in earnings of affiliated companies (iii)	456,042,502	170,973,573
Net other financial expenses	(9,123,280)	(7,103,765)
Income tax not included in reportable segments (iv)	(24,500,206)	2,408,190
Net income (before minority interests)	786,509,095	695,821,754

(i)	The decrease in this caption is primarily explained by the termination of Vivo’s management fee as from August 2008.

(ii)

As explained in more detail in Note 15, the increase in net interest expenses related to loans obtained at group level is basically explained by the increase in the average net debt from domestic operations, following the completion in 2008 of the share buyback programme.

(iii)	The increase in this caption is mainly related to the capital gain of Euro 266,975,632 (Note 30) recorded in 2009 following the disposal of the investment in Médi Télécom.

(iv)

The change in this caption is primarily explained by the improvement in the earnings of Unitel, as detailed in Note 30, and by the increase in costs related to adjustments to the provision for income taxes of previous years, as mentioned in Note 19.

As at 31 December 2009 and 2008, the reconciliation between assets of reportable segments and consolidated assets is as follows:

Euro

	2009	2008
Total assets relating to reportable segments	13,582,552,039	12,771,454,303
Total assets relating to other businesses and eliminations (i)	567,628,967	282,836,443
Other items not included in reportable segments:
Investments in group companies and other investments (i)	600,121,453	615,422,383
Goodwill (Note 32)	80,903,872	44,682,173
Total consolidated assets	14,831,206,331	13,714,395,302

(i)             The increase in total assets relating to other businesses is primarily explained by the proceeds of Euro 400 million (Note 43.d) received by PT Móveis in connection with the disposal of the investment in Médi Télécom. The reduction in investments in group companies is primarly explained by the impact of the disposal of this investment, partially offset by the increase in the carrying value of Unitel.

As at 31 December 2009 and 2008, the reconciliation between liabilities of reportable segments and consolidated liabilities is as follows:

Euro

	2009	2008
Total liabilities relating to reportable segments	7,042,681,331	7,164,223,169
Total liabilities relating to other businesses and eliminations	(542,498,349)	(56,681,570)
Other items not included in reportable segments:
Loans obtained at a group level	5,946,253,972	5,410,616,881
Total consolidated liabilities	12,446,436,954	12,518,158,480

Total assets, liabilities, tangible assets and intangible assets by geographic area as at 31 December 2009 and 2008 and capital expenditures for tangible and intangible assets in 2009 and 2008 are as follows:

Euro

	2009
					Capital expenditures
	Total		Tangible assets	Intangible assets	for tangible and
	assets	Total liabilities	(Note 33)	(Note 32)	intangible assets (ii)
Domestic operations	7,572,669,425	9,812,169,068	3,364,025,037	971,717,936	770,797,561
Brazil (i)	6,431,529,888	2,388,647,021	1,342,322,233	2,983,072,436	440,200,617
Other	827,007,018	245,620,865	155,867,502	91,879,847	57,297,727
	14,831,206,331	12,446,436,954	4,862,214,772	4,046,670,219	1,268,295,905

Euro

	2008
					Capital expenditures
	Total		Tangible assets	Intangible assets	for tangible and
	assets	Total liabilities	(Note 33)	(Note 32)	intangible assets (ii)
Domestic operations	7,543,638,865	10,147,535,551	3,360,408,961	900,063,080	661,199,609
Brazil (i)	5,468,730,139	2,284,361,199	1,157,043,722	2,440,894,078	531,713,077
Other	702,026,298	86,261,730	120,384,330	122,080,958	49,383,898
	13,714,395,302	12,518,158,480	4,637,837,013	3,463,038,116	1,242,296,584

(i)             The increase in assets, liabilities and tangible and intangible assets from Brazilian businesses is primarily related to the impact of the appreciation of the Real against the Euro in 2009.

(ii)          In addition to these reported capital expenditures, TMN recognised in 2009 additional commitments under the UMTS license amounting to Euro 11,500,000 (Note 32) and in 2008 Vivo acquired 3G licenses for an amount of Euro 227,247,163 (Note 32).

8. Wages and salaries

During the years 2009 and 2008, this caption consists of:

Euro

	2009	2008
Salaries	529,667,516	470,706,968
Social security	123,427,138	107,634,961
Health care benefits	14,078,602	12,979,075
Trainning	8,522,737	9,082,267
Other	17,538,585	16,194,037
	693,234,578	616,597,308

The increase in wages and salaries is primarily explained by higher contributions from Vivo and from Dedic, Portugal Telecom’s call centre operation in Brazil.

9.  Post retirement benefits

As referred to in Note 3, PT Comunicações and PT SI are responsible for post retirement benefits under defined benefit plans, which includes the payment of pensions and pension supplements to retired and active employees, the payment of healthcare services after retirement age and the payment of salaries to suspend and pre-retired employees.

The actuarial valuations of these plans as at 31 December 2009, 2008 and 2007, were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	2009	2008	2007

Financial assumptions
Discount rate for pension and supplement	5.50%	5.75%	5.25%
Discount rate for salaries to suspended and pre-retired	5.50%	5.75%	4.75%
Discount rate for healthcare plan	5.50%	5.75%	5.25%
Salary growth rate	1.75%	1.75%	2.00%
Pension growth rate	GDP linked	GDP linked	GDP linked
Social Security sustainability factor	Applicable	Not applicable	Not applicable
Inflation rate	2.00%	1.75%	2.00%
Healthcare cost trend growth rate	3.00%	3.00%	3.00%
Expected return on assets	6.00%	6.00%	6.00%
Demographic assumptions
Mortality tables for active beneficiaries:
Males	AM (92)	AM (92)	AM (92)
Females	AF (92)	AF (92)	AF (92)
Mortality tables for non-active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted	PA (90)f adjusted
Disability table (Swiss Reinsurance Company)	25%	100%	100%
Active employees with spouses under the plan	35%	50%	50%
Turnover of employees	Nil	Nil	Nil

The changes in actuarial assumptions were primarily due to changes occurred in market conditions.

The discount rate was computed based on long-term yield rates of high-rating bonds as of the date of the Consolidated Statement of Financial Position for durations comparable to the liabilities for pensions, salaries and health care.

The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

Salary growth rate was established in accordance with Group’ policy for wages and salaries and pension growth rate and the sustainability factor was established in line with Portuguese Government information.

Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

In 2009 and 2008, the total impact of changes in actuarial assumptions was a net gain amounting to Euro 1,660,464 and Euro 232,309,178 (Note 9.7), respectively, and was recognised directly in the Consolidated Statement of Comprehensive Income.

The impact of an increase (decrease) by 25 bp on the average discount rate actuarial assumption would be a decrease (increase) of the responsibilities for post retirement benefits by approximately Euro 92 million (Euro 97 million) as at 31 December 2009, while the impact of an increase (decrease) in the health care cost trend rate by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 57 million (Euro 47 million) as at 31 December 2009.

The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would be a decrease (increase) of post retirement benefit costs in the year 2009 by approximately Euro 22 million, corresponding to the increase (decrease) in expected return on assets, and the impact of an increase (decrease) by 1% in the health care cost trend rate would be an increase (decrease) of post retirement benefit costs in the year 2009 by approximately Euro 4 million (Euro 3 million).

9.1. Pension and supplement benefits

As referred to in Note 3.h, PT Comunicações is responsible for the payment of pensions and pension supplements to retired and active employees. These liabilities, which are estimated based on actuarial valuations, are as follows:

a)              Retirees and employees of Telecom Portugal (“Plan CGA”) hired prior to 14 May 1992, or who were retired on that date, are entitled to receive a pension benefit from PT Comunicações. Employees hired after that date are covered by the general Portuguese Government social security system.

b)             Retirees and employees of TLP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system.

c)              Retirees and employees of TDP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system.

d)             Retirees and employees of Companhia Portuguesa Rádio Marconi, SA (“Marconi”, a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and to a supplemental pension benefit (“Marconi Complementary Fund”). In addition, PT Comunicações contributes to the fund “Fundo de Melhoria Marconi” with 1.55% of salaries paid to these employees, which is responsible to pay the additional pension supplement.

e)              On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

Employees hired by PT Comunicações or any of its predecessor companies after the dates indicated above are not entitled to these benefits, as they are covered by the general Portuguese Government social security system.

PT SI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

As at 31 December 2009 and 2008, PT Comunicações and PT SI pension and pension supplement plans covered 32,184 and 32,284 beneficiaries, respectively, of which approximately 75% are non-active in both dates.

Based on the actuarial studies, the benefit obligation and the fair value of the pension funds as at 31 December 2009 and 2008 were as follows:

Euro

	2009	2008
Projected benefit obligations related to pension, pension supplements and gratuities	2,710,211,583	2,607,450,000
Pension funds assets at fair value	(1,954,770,520)	(1,738,250,176)
Unfunded pension obligations	755,441,063	869,199,824
Prior years’ service gains (i)	9,410,000	10,613,000
Present value of unfunded pension obligations (Note 9.4)	764,851,063	879,812,824

(i)             This caption refers to the component of the prior years’ service gains resulting from the changes in the benefits granted under pension plans related to unvested rights. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (9 years).

During the years 2009 and 2008, the movement in the projected benefit obligations was as follows:

Euro

	2009	2008
Opening balance of the projected benefit obligation	2,607,450,000	2,762,077,000
Payments of benefits and contributions
Benefits paid by the Company (Note 9.5)	(1,572,673)	(2,397,169)
Benefits paid by the funds	(166,239,122)	(164,189,714)
Participants’ contributions	11,329,546	7,748,553
Pension costs
Service cost	5,042,000	7,704,000
Interest cost	145,201,520	141,121,000
Curtailment costs	1,693,755	6,261,000
Prior year service gain	—	(2,090,000)
Net actuarial losses (gains)	107,306,557	(148,784,670)
Closing balance of the projected benefit obligation	2,710,211,583	2,607,450,000

As at 31 December 2009 and 2008, the portfolio of pension funds was as follows:

Euro

	2009		2008
	Amount	%	Amount	%
Equities (i)	689,589,897	35.3%	728,143,762	41.9%
Bonds (ii)	664,855,132	34.0%	572,620,504	32.9%
Property (iii)	256,729,054	13.1%	214,960,272	12.4%
Cash, treasury bills, short-term stocks and other assets (iv)	343,596,437	17.6%	222,525,638	12.8%
	1,954,770,520	100.0%	1,738,250,176	100.0%

(i)             As at 31 December 2009, this caption includes investments in shares of Portugal Telecom (Euro 33 million) and in shares of certain related parties, namely Telefónica (Euro 174 million) and Banco Espírito Santo (Euro 140 million).

(ii)          As at 31 December 2009, this caption includes investments in bonds of Portugal Telecom amounting to Euro 28 million.

(iii)       As at 31 December 2009, this caption includes certain properties that have been rented to Portugal Telecom Group companies, which represented more than 95% of the value of property investments held by the funds, including a contribution in kind made by PT Comunicações in 2009 of several real estate properties amounting to Euro 33.0 million.

(iv)      As at 31 December 2009, this caption includes investments in a private equity fund managed by Banco Espírito Santo (Euro 2 million).

Portugal Telecom is exposed to risks related to the changes in the fair value of the plan assets associated to Portugal Telecom’s post retirement defined pension plans. The main purpose of the established investment policy is capital preservation through five main principles: (1) diversification; (2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

During the years 2009 and 2008, the movement in the plan assets was as follows:

Euro

	2009	2008
Opening balance of the plan assets	1,738,250,176	2,316,814,232
Actual return on assets	262,652,024	(520,585,247)
Payments of benefits	(166,239,122)	(164,189,714)
Contributions made by the Company (Note 9.5) (i)	108,777,896	98,462,352
Participants’ contributions	11,329,546	7,748,553
Closing balance of the plan assets	1,954,770,520	1,738,250,176

(i)             In 2009 and 2008, this caption includes Euro 33,036,928 (Note 33) and Euro 37,300,000 (Note 33), respectively, related to contributions in kind of real estate properties. The remaining contributions amounting to Euro 75,740,968 and Euro 61,162,352 (Note 9.4), respectively, were realized in cash.

A summary of the components of the net periodic pension cost recorded in 2009 and 2008 is presented below:

Euro

	2009	2008
Service cost	5,042,000	7,704,000
Interest cost	145,201,520	141,121,000
Expected return on plan assets	(108,686,000)	(137,793,000)
Prior years’ service gains (i)	(1,085,000)	(1,026,000)
Current pension cost (Note 9.6)	40,472,520	10,006,000
Work force reduction program	1,693,755	6,261,000
Prior years’ service gains (extraordinary amortization)	(118,000)	(111,000)
Curtailment cost (Note 9.6)	1,575,755	6,150,000
Total pension cost	42,048,275	16,156,000

(i)             In 2009 and 2008, this caption corresponds to the annual amortization of unrecognized prior year service gains obtained in previous years.

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years 2009 and 2008, the movement in accumulated net actuarial losses was as follows:

Euro

	2009	2008
Opening balance	1,574,923,788	1,065,330,211
Change in actuarial assumptions (Note 9.7)	52,082,837	(176,486,449)
Differences between actual data and actuarial assumptions (Note 9.7):
Pension benefit obligation related	55,223,720	27,701,779
Asset related	(153,966,024)	658,378,247
Closing balance (Note 40.5)	1,528,264,321	1,574,923,788

Differences between actual data and actuarial assumptions related to the PBO, results mainly from salary increases being higher than the assumption used.

9.2. Health care benefits

As referred to in Note 3.i, PT Comunicações is responsible for the payment of post retirement health care benefits to certain suspended employees, pre-retired employees, retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company’s Health Care Plan.

This plan sponsored by PT Comunicações includes all employees hired by PT Comunicações until 31 December 2000 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan. As at 31 December 2009 and 2008, PT Comunicações and PT SI healthcare plan covered 25,127 and 27,220 beneficiaries, respectively, of which approximately 75% are non-active in both dates.

The financing of the Health Care Plan is assured by defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

Based on the actuarial studies, the benefit obligation and the fair value of health care funds and prior year’s service gains not yet recognized as at 31 December 2009 and 2008 are as follows:

Euro

	2009	2008
Projected benefit obligations	335,261,865	426,325,003
Plan assets at fair value	(414,753,964)	(393,396,360)
Net unfunded obligations / (plan surplus)	(79,492,099)	32,928,643
Prior years’ service gains (i)	13,952,000	14,817,000
Present value of net unfunded obligations / (plan surplus) (Note 9.4)	(65,540,099)	47,745,643

(i)

This caption refers to the component of the prior years’ service gains resulting from the changes in the health care plan made in 2006 related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (16 years).

During the years 2009 and 2008, the movement in the projected benefit obligations was as follows:

Euro

	2009	2008
Opening balance of the projected benefit obligations	426,325,003	455,308,816
Benefits paid by the Company (Note 9.5)	(23,005,413)	(23,581,758)
Pension costs
Service cost	1,783,000	2,304,000
Interest cost	23,867,000	23,365,000
Curtailment costs	—	4,132,000
Net actuarial losses (gains)	(93,707,725)	(35,203,055)
Closing balance of the projected benefit obligations	335,261,865	426,325,003

As at 31 December 2009 and 2008, the portfolio of the Company’s autonomous fund to cover post retirement health care benefit obligations was as follows:

Euro

	2009		2008
	Amount	%	Amount	%
Equities	84,240,162	20.3%	88,905,003	22.6%
Bonds (i)	218,278,019	52.6%	207,167,934	52.7%
Cash, treasury bills, short-term stocks and other assets (ii)	112,235,783	27.1%	97,323,423	24.7%
	414,753,964	100.0%	393,396,360	100.0%

(i)	As at 31 December 2009, this caption includes investments in bonds of Portugal Telecom amounting to Euro 35 million.
(ii)

As at 31 December 2009, this caption includes investments in the private equity funds “Ongoing International Capital Markets” and “Ongoing International Private Equity” totalling Euro 77 million, which are managed by Ongoing International.

During 2009 and 2008, the movement in the plan assets was as follows:

Euro

	2009	2008
Opening balance of the plan assets	393,396,360	582,330,282
Actual return on assets	47,598,066	(107,697,248)
Refunds (Note 9.5) (i)	(26,240,462)	(81,236,674)
Closing balance of the plan assets	414,753,964	393,396,360

(i)

In 2009, this caption is related to the refund of expenses paid on account by PT Comunicações. In 2008, this caption includes Euro 21,236,674 related to the refund of expenses paid on account by PT Comunicações and Euro 60,000,000 related to the refund of the excess funding determined during the year.

A summary of the components of the net periodic post retirement health care cost (gain) in 2009 and 2008 is presented below:

Euro

	2009	2008
Service cost	1,783,000	2,304,000
Interest cost	23,867,000	23,365,000
Expected return on plan assets	(22,928,000)	(34,221,000)
Prior years’ service gains	(865,000)	(943,000)
Current cost (gain) (Note 9.6)	1,857,000	(9,495,000)
Work force reduction program costs	—	4,132,000
Prior years’ service gains	—	(471,000)
Curtailment cost (Note 9.6)	—	3,661,000
Health care cost (gain)	1,857,000	(5,834,000)

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During 2009 and 2008, the movement in accumulated net actuarial losses was as follows:

Euro

	2009	2008
Opening balance	319,649,286	212,934,093
Change in actuarial assumptions (Note 9.7)	(60,661,145)	(14,116,000)
Differences between actual data and actuarial assumptions (Note 9.7):
Health care benefit obligation related	(33,046,580)	(21,087,055)
Assets related	(24,670,066)	141,918,248
Closing balance (Note 40.5)	201,271,495	319,649,286

Differences between actual data and actuarial assumptions related to the PBO results mainly from lower health care expenses than expected.

9.3. Salaries

As mentioned in Note 3.j, PT Comunicações is also responsible for the payment of salaries to suspended and pre-retired employees. Suspended employees of Plan CGA (hired prior to 14 May 1992), TLP and TDP (hired prior to 23 June 1994) are entitled to receive a benefit payment normally equal to approximately 90% of salary prior to leaving service (with an annual increase in some cases). Pre-retired employees of TLP and TDP are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of pre-retirement) until they reach the Portuguese social security retirement age. After that date, these former employees become entitled to the pension supplement. As at 31 December 2009 and 2008, there was 6,228 and 6,497 suspended and pre-retired employees, respectively.

These liabilities are not subject to any legal funding requirement, therefore the monthly payment of salaries in made directly by PT Comunicações.

During 2009 and 2008, the movement in the projected benefit obligations was as follows:

Euro

	2009	2008
Opening balance of the projected benefit obligation	907,735,413	985,739,338
Benefits paid by the Company (Note 9.5)	(174,374,456)	(185,498,928)
Interest cost (Note 9.6)	47,301,000	44,248,000
Curtailment costs (Note 9.6)	10,516,161	84,746,601
Net actuarial losses (gains)	263,843	(21,499,598)
Closing balance of the projected benefit obligation	791,441,961	907,735,413

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years 2009 and 2008, the movement in accumulated net actuarial losses was as follows:

Euro

	2009	2008
Opening balance	65,596,869	87,096,467
Change in actuarial assumptions (Note 9.7)	6,917,844	(41,706,729)
Differences between actual data and actuarial assumptions (Note 9.7)	(6,654,001)	20,207,131
Closing balance (Note 40.5)	65,860,712	65,596,869

9.4. Responsibilities for post retirement benefits

The movements occurred in the responsibilities for post retirement benefits during the years ended 31 December 2009 and 2008 were as follows:

Euro

	Pension benefits (Note 9.1)	Health care benefits (Note 9.2)	Salaries to pre-retired and suspended employees (Note 9.3)	Total
Balance as at 31 December 2007	454,922,768	(110,790,466)	985,739,338	1,329,871,640
Net periodic pension cost/(gain) (Note 9.6)	10,006,000	(9,495,000)	44,248,000	44,759,000
Work force reduction program costs (Note 9.6)	6,150,000	3,661,000	84,746,601	94,557,601
Payments, contributions and refunds (Note 9.5) (i)	(100,859,521)	57,654,916	(185,498,928)	(228,703,533)
Net actuarial losses (Note 9.7)	509,593,577	106,715,193	(21,499,598)	594,809,172
Balance as at 31 December 2008	879,812,824	47,745,643	907,735,413	1,835,293,880
Net periodic pension cost/(gain) (Note 9.6)	40,472,520	1,857,000	47,301,000	89,630,520
Work force reduction program costs (Note 9.6)	1,575,755	—	10,516,161	12,091,916
Payments, contributions and refunds (Note 9.5) (i)	(110,350,569)	3,235,049	(174,374,456)	(281,489,976)
Net actuarial losses (Note 9.7)	(46,659,467)	(118,377,791)	263,843	(164,773,415)
Balance as at 31 December 2009	764,851,063	(65,540,099)	791,441,961	1,490,752,925

(i)

In 2009 and 2008, these captions include Euro 33,036,928 and Euro 37,300,000 (Note 33), respectively, related to contributions in kind of several real estate properties, with the remaining Euro 251,688,096 and Euro 249,058,449 (Note 9.4), respectively, being related to contributions in cash, payments and refunds.

Certain post retirement benefit plans have a surplus position and therefore, according to IAS 19, they were presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 31 December 2009 and 2008, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	2009	2008
Plans with a deficit position:
Pensions	766,130,901	881,369,850
Healthcare	768,659	47,745,643
Salaries to pre-retired and suspended employees	791,441,961	907,735,413
	1,558,341,521	1,836,850,906
Plans with a surplus position:
Pensions	(1,279,839)	(1,557,026)
Healthcare	(66,308,757)	—
	(67,588,596)	(1,557,026)
	1,490,752,925	1,835,293,880

9.5. Cash flows relating to post retirement benefit plans

During the years 2009 and 2008, the payments and contributions regarding post retirement benefits were as follows:

Euro

	2009	2008
Pensions
Contributions to the funds (Note 9.1)	75,740,968	61,162,352
Payments of salaries to pre-retired and suspended employees (Note 9.1)	1,572,673	2,397,169
Sub total (Note 9.4)	77,313,641	63,559,521
Health care
Refunds (Note 9.2)	(26,240,462)	(81,236,674)
Payments of health care expenses	23,005,413	23,581,758
Sub total (Note 9.4)	(3,235,049)	(57,654,916)
Payments of salaries to pre-retired and suspended employees (Note 9.4)	174,374,456	185,498,928
Termination payments (Note 9.6)	2,712,743	5,397,564
	251,165,791	196,801,097

9.6. Post retirement benefit costs

In 2009 and 2008, post retirement benefit costs and net work force reduction program costs were as follows:

Euro

	2009	2008
Post retirement benefits
Pension benefits (Notes 9.1 and 9.4)	40,472,520	10,006,000
Health care benefits (Notes 9.2 and 9.4)	1,857,000	(9,495,000)
Salaries (Notes 9.3 and 9.4)	47,301,000	44,248,000
	89,630,520	44,759,000
Curtailment costs, net
Pensions (Notes 9.1 and 9.4)	1,575,755	6,150,000
Health care (Notes 9.2 and 9.4)	—	3,661,000
Salaries (Notes 9.3 and 9.4)	10,516,161	84,746,601
Termination payments (Note 9.4)	2,712,743	5,397,564
	14,804,659	99,955,165

9.7. Net actuarial losses (gains)

In 2009 and 2008, the net actuarial losses (gains) (Notes 9.4 and 40.5) recorded in the Consolidated Statement of Comprehensive Income were as follows:

Euro

	2009	2008
Changes in actuarial assumptions
Pension benefits (Note 9.1)	52,082,837	(176,486,449)
Health care benefits (Note 9.2)	(60,661,145)	(14,116,000)
Salaries (Note 9.3)	6,917,844	(41,706,729)
Sub-total	(1,660,464)	(232,309,178)
Differences between actual data and actuarial assumptions
Pension benefits (Note 9.1)	(98,742,304)	686,080,026
Health care benefits (Note 9.2)	(57,716,646)	120,831,193
Salaries (Note 9.3)	(6,654,001)	20,207,131
Sub-total	(163,112,951)	827,118,350
Total (Notes 9.4 and 40.5)	(164,773,415)	594,809,172

Net actuarial gains recorded in 2009 and 2008 related to change in actuarial assumptions are basically explained by the changes in the financial and demographic actuarial assumptions detailed above.

Net actuarial gains and losses resulting from differences between actual data and actuarial assumptions, which amounted to a gain of Euro 163,112,951 in 2009 and a loss of Euro 827,118,350 in 2008, are primarily related to the impact of the difference between the actual and expected return on assets, which amounted to a gain of Euro 178,636,090 in 2009 and a loss of Euro 800,296,495 in 2008.

9.8. Other disclosures

The table below presents historical data for a five year period about the present value of projected benefit obligations, the fair value of the plan assets, the surplus or deficit in the plans and the net actuarial gains and losses. The detail of this data for all the plans mentioned above as at 31 December 2009, 2008, 2007, 2006 and 2005 and for the years then ended is as follows:

Euro

	2009	2008	2007	2006	2005
Projected benefit obligations	3,836,915,409	3,941,510,416	4,203,125,154	4,562,597,772	5,151,631,744
Plan assets at fair value	2,369,524,484	2,131,646,536	2,899,144,514	2,908,149,704	2,515,748,000
Net unfunded obligations / (plan surplus)	1,467,390,925	1,809,863,880	1,303,980,640	1,654,448,068	2,635,883,744
Prior years’ service gains	23,362,000	25,430,000	25,891,000	19,062,000	—
Responsibilities for post retirement benefits, net	1,490,752,925	1,835,293,880	1,329,871,640	1,673,510,068	2,635,883,744

Euro

	2009	2008	2007	2006	2005
Changes in actuarial assumptions	(1,660,464)	(232,309,178)	(150,947,555)	(222,328,000)	693,000,000
Differences between actual data and actuarial assumptions
Related to projected benefit obligations related	15,523,139	26,821,855	(208,946,281)	(80,226,800)	81,085,049
Related to plan assets	(178,636,090)	800,296,495	74,656,771	(16,860,413)	(43,809,000)
Total net actuarial losses (gains)	(164,773,415)	594,809,172	(285,237,065)	(319,415,213)	730,276,049

10. Direct costs

During 2009 and 2008, this caption consists of:

Euro

	2009	2008

Telecommunications costs (i)	830,658,188	862,375,416
Leasings of sites (i)	83,963,628	71,301,499
Programming costs (ii)	77,533,060	27,376,353
Directories (Note 3.p)	57,434,627	63,961,699
Other (iii)	85,519,392	61,916,355
	1,135,108,895	1,086,931,322

(i)

During 2009 and 2008, these captions include costs related to operating leases totalling Euro 158,924,869 and Euro 141,361,280, respectively (Note 13). The decrease in telecommunication costs is primarily explained by the reduction in interconnection costs of domestic operations, basically as a result of the decline in regulated mobile termination rates. This effect was offset by an increase at Vivo, in line with the increase in its customer base.

(ii)	This caption relates basically to the programming costs incurred by the wireline business as a result of the roll out of the television services.
(iii)	This caption includes primarily mobile contents.

11. Costs of products sold

During 2009 and 2008, this caption consists of:

Euro

	2009	2008

Costs of products sold	646,240,589	773,686,807
Increases in adjustments for inventories (Note 38)	5,730,163	7,385,304
Reductions in adjustments for inventories (Note 38)	(3,186,095)	(2,611,552)
	648,784,657	778,460,559

12. Supplies and external services

During 2009 and 2008, this caption consists of:

Euro

	2009	2008

Commissions	298,945,102	278,176,217
Support services	281,448,129	261,884,199
Specialized work	209,265,963	202,365,383
Maintenance and repairs	169,556,527	169,568,646
Electricity	94,704,403	83,953,123
Operating leases (Note 13)	65,628,649	58,551,978
Communications	23,510,821	21,609,789
Surveillance and security	16,598,369	15,494,522
Travelling	15,617,419	14,611,970
Transportation	12,530,807	10,648,290
Other	106,284,598	113,084,104
	1,294,090,787	1,229,948,221

13. Operating leases

During 2009 and 2008, operating lease costs were recognised under the following captions:

Euro

	2009	2008
Direct costs (Note 10)	158,924,869	141,361,280
Supplies and external services (Note 12) (i)	65,628,649	58,551,978
	224,553,518	199,913,258

(i)             This caption is mainly related to rentals of property and leases of transportation equipment.

As at 31 December 2009, the Company’s obligations under operating lease contracts mature as follows:

Euro

2010	195,175,816
2011	163,063,322
2012	150,508,893
2013	146,425,657
2014	143,375,998
2015 and following years	153,124,739
951,674,425

14. Indirect taxes

During 2009 and 2008, this caption consists of:

Euro

	2009	2008
Spectrum fees (i)	176,442,629	162,312,449
Value added tax	25,661,281	14,867,985
Other indirect taxes (ii)	41,520,928	56,419,592
	243,624,838	233,600,026

(i)

This caption includes primarily spectrum fees from Vivo and TMN, which in 2009 amounted to Euro 145 million and Euro 24 million, respectively, while in 2008 amounted to Euro 133 million and Euro 27 million, respectively.

(ii)

This caption includes mainly indirect taxes from Vivo related to Fust (fund to improve the general access to telecommunications services) and Funtel (National Telecommunications Fund) totalling Euro 23 million in 2009, as well as other municipal, federal and state taxes in Brazil.

15. Net interest expense

During 2009 and 2008, this caption consists of:

Euro

	2009	2008
Interest expense
Related to loans obtained and financial instruments	386,647,885	370,861,543
Other	9,725,910	18,110,935
Interest income
Related to cash and short-term investments and financial instruments	(65,531,589)	(96,972,622)
Other (i)	(28,562,526)	(19,627,639)
	302,279,680	272,372,217

(i)	This caption include primarily interest income related to delayed payments from customers, and also interest income related to long-term tax receivables of Vivo.

The increase in net interest expenses in 2009 reflects primarily the impact of the increase in Portugal Telecom’s average net debt (Euro 29 million), following the share buyback programme completed in 2008 and the acquisitions in 2008 of Telemig and 3G licenses in Brazil.

16. Net foreign currency exchange losses (gains)

The change in this caption is primarily explained by a gain of Euro 22 million recorded in 2009 resulting from the transfer of a portion of accumulated foreign currency translation adjustments related to the investment in Brasilcel, following a repayment of part of this investment through share capital reductions occurred at this company.

17. Net gains on financial assets and other investments

During 2009 and 2008, this caption consists of:

Euro

	2009	2008
Derivative financial instruments (Note 41) (i)	(5,814,792)	(9,424,463)
Disposal of a 3% stake in Africatel (Note 19) (ii)	—	(8,822,351)
Real estate investments (iii)	(940,220)	(840,167)
Other, net	(1,312,556)	(210,593)
	(8,067,568)	(19,297,574)

(i)

This caption relates to the change in the fair value of certain cross-currency free standing derivatives. The gains recorded in 2009 are primarily explained by the impact of the appreciation of the US Dollar against the Euro until April 2009, when these derivatives were settled. The gains recorded in 2008 are mainly related to the impact of the appreciation of the US Dollar against both the Euro and the Real during the year.

(ii)	This caption is related to the disposal of a 3% stake in Africatel for the amount of Euro 13,426,862 (Note 43.d).
(iii)	This caption includes gains related to rents received from real estate rented to third parties, net of the corresponding amortization of these assets (Note 31).

18. Net other financial expenses

During 2009 and 2008, this caption consists of:

Euro

	2009	2008
Bank commissions and expenses (i)	44,244,217	13,573,189
Other (ii)	28,683,790	25,318,679
	72,928,007	38,891,868

(i)	The increase in bank commissions and expenses is mainly related to a debt restructuring undertaken in 2009 in connection with the loans obtained in 2008 for the acquisition of 3G licenses in Brazil.
(ii)	This caption includes certain taxes incurred by Vivo related to financial operations, namely taxes paid in connection with dividends received.

19.  Income taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax (“IRC”) at a rate of 25%, which is increased up to a maximum of 1.5% of collectible profit through a municipal tax, leading to an aggregate tax rate of approximately 26.5%. In calculating taxable income, to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries.

Portugal Telecom adopted the tax consolidation regime for groups of companies, which apply to all companies in which it holds at least 90% of the capital stock and that comply with Article 63 of the Portuguese Corporate Income Tax Law.

Vivo and other subsidiaries located in Brazil are subject to income taxes at a nominal rate of 34%.

In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during a period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustments which may result from such reviews, as well as other tax contingencies, will not have a material impact on the consolidated financial statements as at 31 December 2009, except for the situations where provisions have been recognised (Note 38).

a) Deferred taxes

During 2009 and 2008, the movements in deferred tax assets and liabilities were as follows:

Euro

	Balance 31Dec 2008	Net income	Other comprehensive income	Foreign currency translation adjustments	Other	Balance 31Dec 2009
Deferred tax assets
Accrued post-retirement liability	486,352,878	(47,638,398)	(43,664,955)	—	—	395,049,525
Tax losses carryforward (i)	172,831,198	(9,617,812)	—	49,100,037	(638,758)	211,674,665
Provisions and adjustments	91,149,723	17,751,740	—	16,351,942	(1,975,124)	123,278,281
Additional contribution to pension funds	138,567,071	(14,388,039)	—	—	—	124,179,032
Financial instruments	14,380,500	(13,135,260)	205,023	(335,959)	—	1,114,304
Other (ii)	129,442,609	38,280	—	32,779,871	1,954,561	164,215,321
	1,032,723,979	(66,989,489)	(43,459,932)	97,895,891	(659,321)	1,019,511,128
Deferred tax liabilities
Revaluation of fixed assets (iii)	290,970,684	(18,809,606)	(12,116,738)	—	(1,573,523)	258,470,817
Gains on disposals of investments	2,378,683	(328,361)	—	—	—	2,050,322
Other (iv)	168,843,403	27,496,330	—	27,625,503	(2,266,402)	221,698,834
	462,192,770	8,358,363	(12,116,738)	27,625,503	(3,839,925)	482,219,973
		(75,347,852)	(31,343,194)	70,270,388	3,180,604

(i)

As at 31 December 2009, this caption includes the deferred tax assets related to tax losses carryforward recognised by Vivo and other subsidiaries in Brazil. Such tax losses amounting to Euro 623 million, have no maturity but can only be used up to a limit of 30% of tax gains for each period.

(ii)

This caption includes mainly deferred tax assets from Vivo related to temporary differences arising primarily from the accelerated depreciation of tangible fixed assets and accrued expenses not deductible for tax purposes.

(iii)

Following the contributions in kind to the pension funds of certain real estate properties made in the end of 2009, the deferred tax liability related to the revaluation of these assets was adjusted in order to reflect the manner in which Portugal Telecom expected to recover the carrying amounts of these assets. This effect amounting to Euro 12,116,738 was recognised in the Consolidated Statement of Comprehensive Income and, subsequently, the remaining deferred tax liability related to these assets was recognised in the Consolidated Income Statement.

(iv)

This caption includes primarily deferred tax liabilities arising from unpaid dividends and from the difference between the fair value adjustments related to the purchase price allocation of Telemig and the related taxable amounts.

Euro

	Balance 1Jan 2008 (restated)	Changes in the consolidation perimeter (Note 2) (i)	Net income	Other comprehensive income	Foreign currency translation adjustments	Other	Balance 31Dec 2008
Deferred tax assets
Accrued post-retirement liability	352,415,985	—	(23,681,856)	157,624,431	—	(5,682)	486,352,878
Tax losses carryforward (ii)	214,969,871	—	923,439	—	(43,062,112)	—	172,831,198
Provisions and adjustments	102,301,675	—	(349,981)	—	(10,803,259)	1,288	91,149,723
Additional contribution to pension funds	169,494,062	—	(30,926,991)	—	—	—	138,567,071
Financial instruments	14,152,986	—	(399,710)	339,983	287,241	—	14,380,500
Other	138,886,560	30,530,408	(11,302,066)	—	(27,771,104)	(901,189)	129,442,609
	992,221,139	30,530,408	(65,737,165)	157,964,414	(81,349,234)	(905,583)	1,032,723,979
Deferred tax liabilities
Revaluation of fixed assets (iii)	12,951,922	—	(6,364,343)	284,346,234	—	36,871	290,970,684
Gains on disposals of investments	3,836,157	—	(1,457,474)	—	—	—	2,378,683
Other	68,092,061	105,139,836	15,707,453	—	(19,530,647)	(565,300)	168,843,403
	84,880,140	105,139,836	7,885,636	284,346,234	(19,530,647)	(528,429)	462,192,770
		(74,609,428)	(73,622,801)	(126,381,820)	(61,818,587)	(377,154)

(i)	Changes in the consolidation perimeter correspond to the impact of the consolidation of Telemig as from 1 April 2008.
(ii)

As at 31 December 2008, this caption includes the deferred tax assets related to tax losses carryforward recognised by Vivo. Such tax losses from Vivo, amounting to Euro 508 million, have no maturity but can only be used up to a limit of 30% of tax gains for each period.

(iii)

Portugal Telecom recognized a deferred tax liability in the Consolidated Statement of Comprehensive Income corresponding to the tax effect of the revaluation reserve recorded in 2008 related to the change in accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model.

As at 31 December 2009 and 2008, total deferred tax assets include respectively Euro 439 million and Euro 333 million from foreign countries, and total deferred tax liabilities include respectively Euro 221 million and Euro 168 million from foreign countries. These deferred tax assets and liabilities from foreign countries are mainly related to Vivo (located in Brazil) and the increase is primarily explained by the impact of the appreciation of the Real against the Euro.

As at 31 December 2009, Brasilcel’s subsidiaries had not recognised deferred tax assets amounting to R$ 1,241 million (Euro 247 million equivalent to the Portugal Telecom’s 50% share) related to tax losses carryforward.

b) Reconciliation of income tax provision

During 2009 and 2008, the reconciliation between the nominal and the effective income tax for the period is as follows:

Euro

	2009	2008
Income before taxes	1,019,718,248	927,201,516
Statutory tax rate	26.5%	26.5%
	270,225,336	245,708,402
Permanent differences (i)	(64,215,917)	(23,094,849)
Difference in tax rates	13,026,366	14,771,860
Reversal of deferred tax assets related to tax losses (Note 7.c) (ii)	13,441,476	—
Adjustments to the provision for income taxes of the previous year (Note 27)	6,541,389	(6,431,797)
Increases and reductions in provisions for income tax contingencies (Notes 27 and 38)	(1,434,464)	7,555,841
Tax losses from previous periods	(3,823,664)	(5,389,597)
Other	(551,369)	(1,740,098)
	233,209,153	231,379,762
Income tax
Income tax-current (Note 27)	157,861,301	157,756,961
Deferred taxes	75,347,852	73,622,801
	233,209,153	231,379,762

(i)    In 2009, this caption includes primarily Euro 70,748,542 resulting from the non-taxable gain amounting to Euro 266,975,632 (Note 30) related to the disposal of the investment in Médi Télécom. In 2008, this caption includes Euro 2,397,005 and Euro 2,304,973 resulting from the non-taxable gains amounting to Euro 9,045,300 (Note 30) and Euro 8,822,351 (Note 17) related to the disposals of the investments in Banco Best and Africatel, respectively.

(ii)   This caption is related to the reversal of deferred tax assets related to tax losses from previous years, which no longer can be used as a result of the merger of Telemig Celular Participações through the incorporation of its assets and liabilities into Vivo Participações (Exhibit II).

20.   Minority interests

During 2009 and 2008, the movements in minority interests were as follows:

Euro

	Balance 31Dec 2008	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31Dec 2009
Brasilcel (i)	823,725,500	(91,595,489)	42,594,986	(103,314,015)	236,767,151	(1,252,153)	906,925,980
MTC	54,468,291	—	22,381,879	(23,067,593)	13,463,828	—	67,246,405
Cabo Verde Telecom	48,919,469	—	15,496,646	(14,141,494)	—	(2,479)	50,272,142
Africatel	19,777,686	—	11,287,265	(5,100,000)	(2,103,206)	(151,211)	23,710,534
Timor Telecom	8,337,633	—	5,933,700	(5,101,041)	(82,868)	(4,576)	9,082,848
CST	1,782,031	—	745,093	(106,296)	(242,079)	9,559	2,188,308
LTM	1,814,965	—	978,883	(919,698)	(487,509)	185,398	1,572,039
Previsão	766,210	—	558	—	—	(7,485)	759,283
Kenya Postel Directories	1,272,946	—	772,810	(506,213)	(16,615)	(10,777)	1,512,151
Other	3,345,664	311,246	2,386,256	(1,790,346)	(47,344)	(213,911)	3,991,565
	964,210,395	(91,284,243)	102,578,076	(154,046,696)	247,251,358	(1,447,635)	1,067,261,255

Euro

	Balance 31Dec 2007	Changes in the consolidation perimeter	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31Dec 2008
Brasilcel (Note 2) (i)	620,221,444	304,038,052	10,888,496	51,864,006	(13,261,125)	(149,837,709)	(187,664)	823,725,500
MTC	68,460,093	—	—	19,183,603	(16,241,479)	(16,933,926)	—	54,468,291
Cabo Verde Telecom	42,533,862	—	—	16,539,761	(10,156,083)	—	1,929	48,919,469
Africatel	(1,695,847)	—	939,928	24,054,488	—	(3,148,179)	(372,704)	19,777,686
Timor Telecom	5,224,234	—	—	4,615,276	(1,921,160)	453,140	(33,857)	8,337,633
CST	1,513,056	—	—	429,943	(65,484)	(28,939)	(66,545)	1,782,031
LTM	1,590,591	—	—	909,241	(699,014)	(166)	14,313	1,814,965
Previsão	782,667	—	—	8,960	(25,508)	—	91	766,210
Kenya Postel Directories	1,265,036	—	—	616,683	(453,870)	(154,903)	—	1,272,946
Other	3,693,155	(1,268,931)	—	1,499,674	(775,417)	196,919	264	3,345,664
	743,588,291	302,769,121	11,828,424	119,721,635	(43,599,140)	(169,453,763)	(644,173)	964,210,395

(i)    The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel’s subsidiaries in their corresponding amounts of equity and net income. The movement in 2009 under the caption “Acquisitions, disposals and share capital increases” includes an amount of Euro 103,641,467 (Note 2) related to the corporate restructuring undertaken by Vivo Participações in July 2009, which consisted of the merger of shares of TC into TCP and the merger of shares of TCP into Vivo Participações. The change in the consolidation perimeter in 2008 is related to the consolidation of Telemig as from 1 April (Note 2).

21.   Dividends

On 27 March 2009, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2008. Accordingly, dividends amounting to Euro 503,626,688 (Note 43.j) were paid in 2009.

On 28 March 2008, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2007. Accordingly, dividends amounting to Euro 533,200,884 (Note 43.j) were paid in 2008.

22.   Earnings per share

Earnings per share for the years 2009 and 2008 were computed as follows:

Euro

		2009	2008
Net income attributable to equity holders of the parent	(1)	683,931,019	576,100,119
Financial costs related with exchangeable bonds (net of tax)	(2)	30,153,400	29,761,969
Net income considered in the computation of the diluted earnings per share	(3)	714,084,419	605,862,088
Weighted average common shares outstanding in the period	(4)	875,872,500	907,096,629
Effect of the exchangeable bonds		64,655,173	64,655,173
	(5)	940,527,673	971,751,802
Earnings per share attributable to equity holders of the parent
Basic	(1)/(4)	0.78	0.64
Diluted	(3)/(5)	0.76	0.62

Dilutive effects in 2009 and 2008 are related to the impact of the exchangeable bonds issued on August 2007.

23.   Short-term investments

As at 31 December 2009 and 2008, this caption consists of short-term financial applications which have terms and conditions previously agreed with financial institutions.

24.   Accounts receivable - trade

As at 31 December 2009 and 2008, this caption consists of:

Euro

	2009	2008
Current accounts receivable - trade:
Accounts receivable from customers	1,512,618,691	1,343,955,877
Unbilled revenues	270,250,780	239,424,993
	1,782,869,471	1,583,380,870
Adjustments for doubtful accounts receivable - trade (Note 38)	(384,005,127)	(338,778,345)
	1,398,864,344	1,244,602,525

25.   Accounts receivable - other

As at 31 December 2009 and 2008, this caption consists of:

Euro

	2009	2008
Current accounts receivable - other
Receivables from related parties (i)	64,932,314	72,580,010
Advances to suppliers	33,471,228	58,723,322
Trial deposits	27,646,138	16,589,316
Contributions from SNS (ii)	8,711,396	16,086,024
Other	46,318,482	65,485,722
	181,079,558	229,464,394
Adjustments for other current accounts receivable (Note 38)	(11,371,834)	(27,580,020)
	169,707,724	201,884,374
Other non-current accounts receivable	11,146,480	6,685,252
Adjusments for other non-current accounts receivable (Note 38)	(2,301,245)	(1,828,628)
	8,845,235	4,856,624

(i)    This caption includes primarily dividends receivable from Unitel. In 2009, Unitel attributed dividends to Portugal Telecom amounting to US$ 150 million (Note 30), of which US$ 90 million were received in 2009 (Note 43.e) and the remaining US$ 60 million are recognised as an account receivable under this caption (Note 44). In 2008, Unitel attributed dividends to Portugal Telecom amounting to US$ 80 million (Notes 43.e and 44), which were received in 2009 and were recognised as an account receivable under this caption as at 31 December 2008.

(ii)   These contributions are related to the agreement with the SNS regarding the Health Care Plan, under which this entity co-financed the plan. This agreement was terminated during 2006 under a restructuring of the Health Care Plan. In order to cover certain recoverability risks, these receivables are fully adjusted for as at 31 December 2009.

26.   Inventories

As at 31 December 2009 and 2008, this caption consists of:

Euro

	2009	2008
Merchandise (i)	228,572,115	277,861,454
Raw materials and consumables	42,211,966	36,661,571
Work in progress	8,884,680	6,489,694
	279,668,761	321,012,719
Adjustments for obsolete and slow-moving inventories (Note 38)	(39,791,436)	(23,630,621)
	239,877,325	297,382,098

(i)    As at 31 December 2009, this caption includes mainly (1) mobile terminal equipments from Vivo and TMN, and (2) telephones, modems (internet access through ADSL), and IPTV and DTH set-top boxes from the wireline business.

27.   Taxes receivable and payable

As at 31 December 2009 and 2008, this caption consists of:

Euro

	2009		2008
	Receivable	Payable	Receivable	Payable
Current taxes
Operations in Portugal
Value-added tax	10,725,838	42,958,244	25,688,345	28,896,209
Income taxes	52,190,849	16,238,244	132,252,493	114,974,448
Personnel income tax witholdings	—	6,446,569	—	7,316,196
Social Security Contributions	—	6,098,066	—	6,175,899
Other	—	749,773	—	879,032
	62,916,687	72,490,896	157,940,838	158,241,784
Taxes in foreign countries	191,848,837	221,400,469	159,924,786	179,400,053
	254,765,524	293,891,365	317,865,624	337,641,837
Non-current taxes
Taxes in foreign countries	196,429,460	59,217,420	140,771,497	38,730,319

As at 31 December 2009 and 2008, the caption “Taxes in foreign countries” relates basically to 50% of taxes receivable and payable by Brasilcel’s subsidiaries, as follows:

Euro

	2009		2008
	Receivable	Payable	Receivable	Payable
Current taxes:
Income taxes	26,350,774	30,605,091	44,373,968	38,025,658
Indirect taxes	155,880,038	163,748,829	106,185,029	101,848,943
Other	9,618,025	27,046,549	9,365,789	39,525,452
	191,848,837	221,400,469	159,924,786	179,400,053
Non-current taxes:
Income taxes (i)	145,736,818	1,207,087	96,591,970	2,554,358
Indirect taxes (ii)	50,692,642	58,010,333	44,179,527	36,175,961
	196,429,460	59,217,420	140,771,497	38,730,319

(i)    These receivables are primarily related to withholding taxes in connection with dividends received by the holding companies of Vivo, which are only recoverable after more than one year and only when these companies achieve taxable profits which allow them to recover those taxes.

(ii)   Taxes receivable included in this caption relate mainly to indirect taxes paid in the acquisition of real estate property, which under Brazilian law are only recoverable over a period of 48 months. Taxes payable included in this caption mainly relate to ICMS assessed by the Brazilian State of Paraná payable in a period of 48 months in accordance with a special agreement with the local State Government.

As at 31 December 2009 and 2008, the net balance of the caption “Income taxes” from operations in Portugal is made up as follows:

Euro

	2009	2008
Current income taxes of the operations in Portugal recorded in the balance sheet	(83,407,633)	(114,974,448)
Payments on account	107,947,186	124,108,648
Witholding income taxes, net	2,984,862	4,957,411
Income taxes receivable	8,428,190	3,186,434
Income tax receivable from operations in Portugal	35,952,605	17,278,045

The reconciliation between current income taxes recorded in the Company’s Consolidated Statement of Financial Position as at 31 December 2009 and 2008 and current income tax expense for the periods then ended, is as follows:

Euro

	2009	2008
Current income taxes of the operations in Portugal recorded in the balance sheet	83,407,633	114,974,448
Foreign current income taxes of international subsidiaries	71,964,487	48,179,289
Excess provision for income taxes of the previous year (Note 19)	6,541,389	(6,431,797)
Increases and decreases in provisions for income tax contingencies (Notes 19 and 38)	(1,434,464)	7,555,841
Other	55,523	(4,540,570)
	160,534,568	159,737,211

The current income tax expense was recorded in the following captions:

Euro

	2009	2008
Income taxes (Note 19)	157,861,301	157,756,961
Accumulated earnings	2,673,267	1,980,250
	160,534,568	159,737,211

28.   Prepaid expenses

As at 31 December 2009 and 2008, this caption consists of:

Euro

	2009	2008
Sales of equipment (i)	59,416,705	47,424,399
Marketing and publicity expenses paid in advance	29,508,842	26,236,787
Telephone directories	12,481,437	22,944,481
Rentals	8,536,475	7,740,967
Maintenance and repairs	3,654,121	3,239,623
Interest paid in advance	2,116,189	5,738,492
Other	21,548,759	18,145,337
	137,262,528	131,470,086

(i)    Sales of mobile phones at Vivo are recognized when the final client activates the equipment. Therefore the negative margin, as well as the related indirect taxes, are deferred up to the activation of the equipment.

29.   Other current and non-current assets

As at 31 December 2009 and 2008, these captions are made up as follows:

Euro

	2009	2008
Other current assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 39)	20,201,231	55,479,811
Other	1,990,138	4,708,905
	22,191,369	60,188,716
Other non-current assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 39)	276,544,156	441,821,002
Other	37,659,398	37,133,055
	314,203,554	478,954,057

As explained in Note 3.l.ix, in previous years Portugal Telecom entered into cross-border lease transactions (QTE transactions). Pursuant to these transactions, Portugal Telecom recognized in the Consolidated Statement of Financial Position accounts receivable and accounts payable (Note 39) by the same amount relating to the sale of the equipments and the financial lease, respectively. The majority of these amounts are receivable and payable to the same entity. In addition Portugal Telecom has given certain guarantees under these transactions (Note 42).

In 2009, there was an early termination of some of these QTE transactions, at no expense to Portugal Telecom, and accordingly the related receivables and payables were settled, which explains the reduction in other current and non-current assets and liabilities (Note 39).

30.   Investments in group companies

As at 31 December 2009 and 2008, this caption consists of:

Euro

	2009	2008
Investments in associated companies	396,437,713	356,069,363
Goodwill, net of impairment losses	170,168,216	157,112,049
Loans granted to associated companies and other companies	23,566,794	98,632,811
Investments in other companies	2,537,325	1,364,876
Advances for investments	4,500,000	—
	597,210,048	613,179,099

As at 31 December 2009 and 2008, the caption “Investments in associated companies” consists of:

Euro

	2009	2008
Unitel (i)	262,363,774	226,384,671
Universo Online, Inc (“UOL”) (ii)	94,157,510	64,980,917
CTM - Companhia de Telecomunicações de Macau, SARL (“CTM”)	29,050,716	29,839,265
Hungaro Digitel KFT	4,531,768	3,226,012
Páginas Amarelas, SA (“Páginas Amarelas”)	3,360,824	3,073,162
Guiné Telecom, SARL (iii)	2,907,534	2,907,534
INESC - Instituto de Engenharia de Sistemas e Computadores (iii)	2,992,788	2,992,787
Médi Télécom (iv)	—	25,266,777
Other companies	2,973,120	3,298,559
	402,338,034	361,969,684
Adjustments for investments in associated companies (Note 38)	(5,900,321)	(5,900,321)
	396,437,713	356,069,363

(i)    The change in the carrying value of this investment is explained by Portugal Telecom’s share in the earnings (Euro 153 million) and dividends attributed (Euro 106 million, equivalent to $US 150 million - Note 25) by Unitel, and also by the impact of the depreciation of the $US Dollar against the Euro in 2009 (Euro 10 million).

(ii)   The change in the carrying value of this investment is basically explained by Portugal Telecom’s share in the earnings of UOL (Euro 11 million) and by the impact of the appreciation of the Real against the Euro in 2009 (Euro 20 million).

(iii)  As at 31 December 2009, these investments are fully adjusted for.

(iv)  As mentioned in Note 1, Portugal Telecom concluded in December 2009 the disposal of the investment in Médi Télécom and accordingly derecognized its financial investment and loans granted to this company as well as other receivables. Portugal Telecom received total proceeds of Euro 400 million (Note 43.d) in connection with this transaction and recognized a capital gain of Euro 266,975,632, as mentioned below.

As at 31 December 2009 and 2008, the caption “Goodwill, net of impairment losses” consists of:

Euro

	2009	2008
Páginas Amarelas	83,754,434	83,754,434
UOL	59,915,277	46,859,112
Unitel	26,498,505	26,498,503
	170,168,216	157,112,049

During 2009 and 2008, there were no impairment losses recognized on the above mentioned carrying values of goodwill.

Loans granted to associated companies and other companies are primarily to finance its operations and to develop new businesses and do not have a defined maturity date. As at 31 December 2009 and 2008, this caption consists of:

Euro

	2009	2008
Sportinveste Multimédia (i)	35,318,668	35,318,668
INESC	3,104,531	3,198,311
Médi Télécom (ii)	—	75,592,524
Other	5,111,085	4,844,031
	43,534,284	118,953,534
Adjustments for loans granted to associated and other companies (Note 38)	(2,588,741)	(3,198,311)
Adjustments related to the equity accounting on financial investments (Note 38) (iii)	(17,378,749)	(17,122,412)
	23,566,794	98,632,811

(i)    This caption includes Euro 30,023,168 of additional paid-in capital contributions and Euro 5,295,500 of shareholder loans granted to this associated company.

(ii)   As mentioned above, these loans were derecognized following the disposal of the investment in this company.

(iii)  This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. These adjustments as at 31 December 2009 and 2008 are related to the investment in Sportinveste Multimedia. If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded under the caption “Provisions for other risks and costs – Other”, whenever the Group has assumed responsibilities with that associated company. As at 31 December 2009 and 2008, the Group has recorded provisions amounting to Euro 4,672,403 and Euro 4,484,583 (Note 38), respectively.

As at 31 December 2009 and 2008, the caption “Investment in other companies” consisted of:

Euro

	2009	2008
Janela Digital	1,830,571	937,373
Other companies	3,271,781	427,503
	5,102,352	1,364,876
Adjustments for investments in group companies (Note 38)	(2,565,027)	—
	2,537,325	1,364,876

The amount of Euro 4,500,000 (Note 43.f) included under the caption “Advances for investments” is related to an advance for the acquisition of Reti – Rede Teledifusora Independente, SA.

During 2009 and 2008, the profit and loss caption “Equity in earnings of associated companies, net” consists of:

Euro

	2009	2008
Médi Télécom (i)	277,661,123	12,400,605
Unitel	152,639,642	122,633,994
CTM	18,649,192	16,768,832
UOL	10,603,315	11,421,337
Banco Best (ii)	—	8,832,460
Other	(3,509,727)	(1,081,831)
	456,043,545	170,975,397

(i)    In 2009, this caption includes Portugal Telecom’s share in the earnings of this company amounting to Euro 10,685,491 and a capital gain of Euro 266,975,632 (Notes 7 and 19) related to the disposal of the investment in this company, which is net of transaction expenses and guarantees given to the buyers.

(ii)   In 2008, this caption includes a gain of Euro 9,045,300 (Note 19) related to the disposal of this investment for Euro 16 million (Note 43.d).

A summarized financial data of the main associated companies as at 31 December 2009 and 2008 and for the years then ended is presented below:

31 Dec 2009	Euro

	Direct percentage of ownership	Total assets	Total liabilities	Shareholders’ equity	Operating revenues	Net income
Unitel	25.00%	1,589,575,075	540,119,979	1,049,455,096	1,119,871,060	610,558,568
UOL	28.78%	416,137,060	88,948,355	327,188,705	209,446,050	36,845,546
CTM	28.00%	155,382,354	51,629,797	103,752,557	219,169,241	66,604,257

31 Dec 2008	Euro

	Direct percentage of ownership	Total assets	Total liabilities	Shareholders’ equity	Operating revenues	Net income
Unitel	25.00%	1,351,190,358	445,651,674	905,538,684	863,069,581	490,535,976
Médi Télécom	32.18%	1,032,402,021	953,885,001	78,517,020	453,220,798	38,535,131
UOL	29.00%	284,021,149	59,949,022	224,072,128	204,264,502	39,383,921
CTM	28.00%	156,524,951	49,956,148	106,568,804	206,917,995	59,888,686

31.   Other investments

As at 31 December 2009 and 2008, this caption consists of:

Euro

	2009	2008
Real estate investments, net of accumulated amortisation	13,793,420	17,750,256
Other financial investments	7,753,328	15,200,527
	21,546,748	32,950,783
Adjustments for other investments (Note 38)	(4,471,507)	(11,338,755)
Adjustments for real estate investments (Note 38)	(189,316)	(500,550)
	16,885,925	21,111,478

Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically assesses impairment analysis on these assets. As at 31 December 2009, the total carrying value of real estate assets with acquisition cost above Euro 50,000 amounted to Euro 13 million and the corresponding fair value amounted to Euro 18 million.

PT Comunicações received rents from lease contracts in 2009 and 2008 amounting to Euro 1,509,850 and Euro 1,562,709 (Note 17), respectively. During the years 2009 and 2008, amortization costs amounted to Euro 569,630 and Euro 722,542 (Note 17) respectively, and no impairment losses were recognized.

As at 31 December 2009 and 2008, other financial investments were recorded at acquisition cost net of impairment losses, if any, and consisted of the following:

Euro

	2009	2008
Tagusparque	1,296,875	1,296,875
Seguradora Internacional	617,224	617,224
Lea Louise (i)	—	7,903,379
Other	5,839,229	5,383,049
	7,753,328	15,200,527
Adjustments for other investments (Note 38)	(4,471,507)	(11,338,755)
	3,281,821	3,861,772

(i) During 2009, Portugal Telecom disposed of the remaining 10% of its share in this investment, which was fully adjusted for.

32.   Intangible assets

During 2009 and 2008, the movements in intangible assets were as follows:

Euro

			Foreign currency
	Balance		translation		Balance
	31Dec 2008	Increases	adjustments	Other	31Dec 2009
Cost
Industrial property and other rights	3,820,545,042	158,989,404	827,798,882	106,477,366	4,913,810,694
Goodwill	942,192,125	—	195,269,553	24,763,134	1,162,224,812
Other intangible assets	35,019,998	1,270,552	1,723,070	556,050	38,569,670
In-progress intangible assets	43,396,397	67,049,124	15,165,858	(95,692,640)	29,918,739
	4,841,153,562	227,309,080	1,039,957,363	36,103,910	6,144,523,915
Accumulated depreciation
Industrial property and other rights	1,354,524,210	362,417,489	329,948,076	21,925,535	2,068,815,310
Other intangible assets	23,591,236	5,770,344	1,230,612	(1,553,806)	29,038,386
	1,378,115,446	368,187,833	331,178,688	20,371,729	2,097,853,696
	3,463,038,116	(140,878,753)	708,778,675	15,732,181	4,046,670,219

Euro

		Changes in the		Foreign currency
	Balance	consolidation		translation		Balance
	31Dec 2007	perimeter	Increases	adjustments	Other	31Dec 2008
Cost
Industrial property and other rights	3,558,106,654	569,252,087	269,365,255	(656,132,062)	79,953,108	3,820,545,042
Goodwill (Note 2)	1,074,650,739	—	30,397,905	(162,856,519)	—	942,192,125
Other intangible assets	34,322,984	—	3,073,388	(2,414,702)	38,328	35,019,998
In-progress intangible assets	29,278,178	923,038	97,133,488	(20,024,156)	(63,914,151)	43,396,397
	4,696,358,555	570,175,125	399,970,036	(841,427,439)	16,077,285	4,841,153,562
Accumulated depreciation
Industrial property and other rights	1,289,818,135	(147,566)	317,896,624	(250,879,301)	(2,163,682)	1,354,524,210
Other intangible assets	23,416,993	—	5,825,631	(2,206,075)	(3,445,313)	23,591,236
	1,313,235,128	(147,566)	323,722,255	(253,085,376)	(5,608,995)	1,378,115,446
	3,383,123,427	570,322,691	76,247,781	(588,342,063)	21,686,280	3,463,038,116

The changes in the consolidation perimeter in 2008 include primarily the impact of the consolidation of Telemig in 1 April 2008 amounting to Euro 570,836,700 (Note 2), and also the impacts of the sales of Archways and China Pathway Logistics.

Foreign currency translation adjustments in 2009 are basically related to the appreciation of the Real against the Euro (from 3.2436 as at 31 December 2008 to 2.5113 as at 31 December 2009), while in 2008 are primarily explained by the depreciation of the Real against the Euro (from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008).

As at 31 December 2009, the net carrying value of the caption “Industrial property and other rights” includes mainly the following items:

•      Euro 1,861 million related to 50% of (i) the value allocated to the Band A licenses owned by Vivo under the purchase price allocation of certain subsidiaries of Brazil which were incorporated in Vivo, (ii) the cost of Band B mobile telecommunications licenses acquired by Vivo to operate in certain Brazilian states, and (iii) the cost of the 3G licenses, which were acquired by Vivo in April 2008 for an amount of Euro 227,247,163 (Notes 7 and 34);

•      Euro 310 million related to software licenses;

•      Euro 302 million related to a UMTS license obtained by TMN in 2000, corresponding to a gross amount of Euro 394 million net of accumulated depreciation of Euro 92 million.  The gross amount includes:

(i)    Euro 133 million related to the acquisition of the UMTS license in 2000;

(ii)   Euro 242 million capitalized in 2007, following the commitment assumed by TMN and the other mobile operators in 2000 of making contributions to the information society during the period through the maturity of the license.  Since in the year 2000 it was not possible to reliably estimate how the commitment would be fulfilled, Portugal Telecom did not recognize this commitment as a cost of the license and as a liability.  During the second half of 2007, TMN reached an agreement with the Government establishing the amount and timing of the initiatives to be undertaken (the “E Initiatives”, which is a programme led by the Government to offer laptops and discounts in internet services to school teachers and students), and therefore Portugal Telecom recognized as a license cost in 2007 the amount of these contributions at its net present value;

(iii)  Euro 11.5 million capitalized in 2009 related to additional commitments under the terms of the UMTS license;

•      Euro 232 million related to the acquisition of the Basic Network from the Portuguese State.  The gross amount capitalised in 2002 amounts to Euro 339 million and corresponds to the difference between the amount paid on 27 December 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 17 million), which was recorded in the Consolidated Income Statement as a cost of the year 2002 because the acquisition occurred only at the end of the year; and (ii) the gain obtained from a QTE lease transaction (Euro 8 million) in 2003 with various equipment allocated to the Basic Network, which was considered in the determination of the fair value attributable to the Basic Network in connection with its acquisition by Portugal Telecom;

•      Euro 45 million related to the cost incurred with loyalty contracts with post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts; and

•      Euro 27 million related to contracts signed by PT Comunicações in 2007 for the acquisition of satellite capacity until 2015, which were recorded as capital leases.

As at 31 December 2009 and 2008, the goodwill related to subsidiaries was as follows:

Euro

	2009	2008
Vivo (i)	810,365,807	626,554,819
Wireline business
PT Comunicações (ISP business)	162,624,017	162,624,017
PT Comunicações (international carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	32,126,523	32,126,523
Other	570,204	570,204
	270,955,133	270,955,133
Other businesses (Note 7.d)
MTC (ii)	64,788,641	28,566,936
PT SI	8,956,960	8,956,960
Cabo Verde Telecom	7,124,252	7,124,252
Other	34,019	34,025
	80,903,872	44,682,173
	1,162,224,812	942,192,125

(i)    The increase in the goodwill of Vivo includes primarily the impact of the appreciation of the Brazilian Real against the Euro (from 3.2436 as at 31 December 2008 to 2.5113 as at 31 December 2009).

(ii)   In connection with the business combination of MTC undertaken at the end of 2006, Portugal Telecom had identified a separate asset related to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control this company. This intangible asset, which amounted to Euro 24,763,134 as at 31 December 2008 and was included under the caption “Industrial property and other rights”, was considered by Portugal Telecom as having an indefinite useful life. During 2009, Portugal Telecom reclassified this asset to goodwill, since Portugal Telecom believes that this change improves the presentation of its financial position in the financial statements. This reclassification did not have any impact on the net income and shareholders’ equity as of 31 December 2009.

For purposes of impairment analysis, goodwill was allocated to cash generating units, which correspond to the reportable business segments (Note 7). The recoverable amount was computed based on a value in use through a discounted cash flow methodology, using a detailed forecast of cash flows for a 4 year period, which was prepared internally. The discount rates applied to the cash flow projections, which were determined taking into consideration the risks associated to each business, and the growth rates used to extrapolate cash flow projections beyond the period covered by the forecasts were as follows:

Assumptions	Wireline	Vivo	Other
Growth rates	0.5% - 1.0%	3.0% - 3.5%	0.5% to 2.5% - 1.0% to 3.0%
Discount rates	8.2% - 9.2%	11.2% - 13.2%	8.2% to 12.9% - 9.2% to 14.9%

The recoverable amount of each cash generating unit was determined for the minimum and maximum values included in the table above and the Company’s management has concluded that as at 31 December 2009 the carrying value of financial investments, including goodwill, did not exceed its recoverable amount.

33.   Tangible assets

During 2009 and 2008 the movements in tangible assets were as follows:

Euro

			Foreign currency
	Balance		translation		Balance
	31 Dec 2008	Increases	adjustments	Other	31 Dec 2009
Cost
Land	125,840,884	5,834,493	3,721,771	(7,590,785)	127,806,363
Buildings and other constructions	725,181,974	19,889,743	17,148,489	(101,182,489)	661,037,717
Basic equipment	12,055,469,610	539,326,124	860,281,573	222,514,829	13,677,592,136
Transportation equipment	76,118,355	16,540,246	593,257	(17,145,331)	76,106,527
Tools and dies	25,377,080	1,347,121	1,853,257	313,176	28,890,634
Administrative equipment	1,082,255,636	60,403,058	47,868,464	13,579,598	1,204,106,756
Other tangible assets	52,929,865	2,403,902	(91,144)	(3,032,438)	52,210,185
In-progress tangible assets	308,335,009	406,745,683	60,251,812	(508,135,899)	267,196,605
Advances to suppliers of tangible assets	321,739	(3,545)	(60,148)	—	258,046
	14,451,830,152	1,052,486,825	991,567,331	(400,679,339)	16,095,204,969
Accumulated depreciation
Land	10,775,062	—	—	(1,110,195)	9,664,867
Buildings and other constructions	251,422,215	46,736,029	5,972,858	(71,612,629)	232,518,473
Basic equipment	8,511,595,705	917,807,477	611,711,852	(193,482,667)	9,847,632,367
Transportation equipment	46,615,120	12,283,538	275,163	(14,013,864)	45,159,957
Tools and dies	20,353,787	2,082,681	994,474	(120,923)	23,310,019
Administrative equipment	925,389,799	89,333,317	32,010,484	(15,134,839)	1,031,598,761
Other tangible assets	47,841,451	1,497,269	28,049	(6,261,01 6)	43,105,753
	9,813,993,139	1,069,740,311	650,992,880	(301,736,133)	11,232,990,197
	4,637,837,013	(17,253,486)	340,574,451	(98,943,206)	4,862,214,772

Euro

		Changes in the			Foreign currency
	Balance	consolidation	Revaluations		translation		Balance
	31 Dec 2007	perimeter	(Note 40.5)	Increases	adjustments	Other	31 Dec 2008
Cost
Land	79,086,300	554,299	58,431,536	1,653,369	(2,670,320)	(11,214,300)	125,840,884
Buildings and other constructions	993,067,194	1,345,418	(225,333,465)	26,548,892	(14,220,442)	(56,225,623)	725,181,974
Basic equipment	11,700,506,840	146,754,298	311,381,591	533,950,582	(685,306,086)	48,182,385	12,055,469,610
Transportation equipment	77,610,242	(109,618)	—	15,708,807	(801,845)	(16,289,231)	76,118,355
Tools and dies	25,328,072	207,614	—	895,578	(1,422,637)	368,453	25,377,080
Administrative equipment	1,055,542,702	5,202,760	—	62,668,713	(39,125,360)	(2,033,179)	1,082,255,636
Other tangible assets	52,359,151	1,405,977	—	694,034	(186,682)	(1,342,615)	52,929,865
In-progress tangible assets	162,567,784	28,101,924	—	457,847,972	(75,462,465)	(264,720,206)	308,335,009
Advances to suppliers of tangible assets	266,846	—	—	3,669	51,224	—	321,739
	14,146,335,131	183,462,672	144,479,662	1,099,971,616	(819,144,613)	(303,274,316)	14,451,830,152
Accumulated depreciation
Land	12,280,731	—	—	—	—	(1,505,669)	10,775,062
Buildings and other constructions	598,023,856	—	(375,170,249)	58,701,135	(4,724,339)	(25,408,188)	251,422,215
Basic equipment	8,953,704,683	(99,939)	(555,383,111)	785,074,942	(480,635,017)	(191,065,853)	8,511,595,705
Transportation equipment	44,546,622	(57,266)	—	15,102,547	(394,636)	(12,582,147)	46,615,120
Tools and dies	19,502,578	—	—	1,665,339	(776,853)	(37,277)	20,353,787
Administrative equipment	882,923,459	(62,685)	—	82,576,077	(26,053,507)	(13,993,545)	925,389,799
Other tangible assets	49,956,031	—	—	1,499,797	(11,569,907)	7,955,530	47,841,451
	10,560,937,960	(219,890)	(930,553,360)	944,619,837	(524,154,259)	(236,637,149)	9,813,993,139
	3,585,397,171	183,682,562	1,075,033,022	155,351,779	(294,990,354)	(66,637,167)	4,637,837,013

33.1.   Changes in the consolidation perimeter

The changes in the consolidation perimeter in 2008 include primarily the impact of the consolidation of Telemig in 1 April 2008 amounting to Euro 184,237,137 (Note 2), and also the impacts of the sales of Archways and China Pathway Logistics.

33.2.   Foreign currency translation adjustments

Foreign currency translation adjustments in 2009 are basically related to the appreciation of the Real against the Euro (from 3.2436 as at 31 December 2008 to 2.5113 as at 31 December 2009), while in 2008 are primarily explained by the depreciation of the Real against the Euro (from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008).

33.3.   Revaluations

During 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model. The revaluations of the real estate properties and ducts infra-structure were effective as at 30 June 2008 and 30 September 2008, and resulted in a revaluation of the assets by Euro 208,268,320 and Euro 866,764,702, respectively, totalling an amount of Euro 1,075,033,022 which was recognized in the Consolidated Statement of Comprehensive Income. The accumulated depreciation at the date of the revaluation was eliminated against the gross carrying amount of the assets and the net amounts of those assets were restated to their respective revalued amounts.

The determination of the fair value of real estate properties was made by an independent appraiser based primarily on: (i) observable prices in an active market of recent market transactions; (ii) profitability method for commercial and administrative real estate; and (iii) the cost of acquiring or producing a similar real estate with the same purpose for technical buildings. Under the first methodology, the main assumptions used were the discount rate (average of 8%) and the monthly rent per square meter (average of 6 Euros).

The determination of the fair value of the ducts infra-structure was made internally based on the replacement cost approach. This valuation process was based primarily on: (i) current and observable prices of materials and construction work related to the installation of the ducts underground; (ii) the nature of the soil and road surface where ducts are installed, which has an impact on the construction cost; (iii) internal costs directly attributable to the construction of the ducts infra-structure network; (iv) a depreciation factor, in order to ensure that the replacement cost is consistent with the remaining useful life of the assets revalued; and (v) a technological factor, which reflects the technological changes occurred, namely related to the kinds of ducts which no longer exist and were replaced by other ones. Generally, the prices of materials and construction work together with other qualitative assumptions referred above resulted in a valuation of the ducts infra-structure which reflects an average cost per meter of duct between Euro 58 and Euro 119, depending on the area where the infra-structure is located.

Based on current and observable prices in the year 2009 for the real estate assets and for materials and construction work related to the installation of the ducts, Portugal Telecom concluded that the assets revalued in 2008 did not experience significant changes in fair value during 2009. Therefore, the carrying values recorded as at 31 December 2009 of those assets correspond to their fair values as of such date, net of any accumulated depreciation recorded since those assets were revalued.

The amortization of the surplus resulting from the revaluation of real estate properties and ducts infra-structure amounted to approximately Euro 8 million and Euro 11 million in 2008, respectively, and to Euro 13 million and Euro 45 million in 2009, respectively. Therefore, if these assets had been carried under the cost model, the carrying amount of the real estate properties and ducts infra-structure would have been reduced by approximately Euro 158 million and Euro 810 million.

33.4.   Other situations regarding tangible assets

In 2009, the column “Other” includes primarily the effects of: (i) the contribution in kind to the pension funds of several real estate properties, which had a fair value of Euro 33.0 million (Note 9.1) as of the date the contribution was made; (ii) the write-off of certain fixed assets at the wireline business amounting to Euro 13 million; and (iii) the disposal of several tangible fixed assets.

In 2008, the column “Other” includes primarily the effects of: (i) the contribution in kind to the pension funds of a property, which had a fair value of Euro 37.3 million (Note 9.1) as of the date the contribution was made; (ii) the write-off of certain fixed assets at the wireline business and Vivo amounting to Euro 9 million and Euro 5 million, respectively; and (iii) the disposal of several tangible fixed assets.

The following situations regarding tangible assets should be mentioned:

•      Basic equipment includes primarily network installations and equipment, including the ducts infra-structure, switching equipment, telephones and switchboards and submarine cables;

•      Euro 2,066 million of tangible assets of PT Comunicações are related to the Concession, under the terms of the Modification Agreement of the Concession;

•      Euro 23 million of tangible assets of PT Comunicações are located outside Portugal, including participations in submarine cable consortiums;

•      PT Comunicações had tangible assets totalling Euro 8 million which are installed in properties of third parties or on public property, and assets amounting to Euro 11 million which are not yet registered under PT Comunicações’s name; and

•      In previous years, PT Comunicações, PT Prime and TMN entered into QTE lease contracts (Notes 29 and 39), which comprised the sale of certain telecommunications equipment to foreign entities.  Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to PT Comunicações, PT Prime and TMN, at an amount equivalent to the initial sales price.  Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment.  These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company’s Consolidated Statement of Financial Position.

34.   Debt

As at 31 December 2009 and 2008, this caption consists of:

Euro

	2009		2008
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	705,558,383	—	697,287,341
Bonds	41,811,014	4,734,508,969	879,280,135	2,404,817,408
Bank loans
External loans	244,145,559	1,027,450,534	496,997,045	1,021,160,382
Domestic loans	167,295	—	761,221	—
Other loans
Commercial paper	—	—	648,626,163	—
External loans	47,195	—	10,581	159,224,889
Commitments under the UMTS license	—	—	25,457,548	53,988,929
Liability related to equity swaps on treasury shares (Note 40.2)	178,071,827	—	178,071,827	—
Leasings	30,289,010	83,998,242	25,461,736	104,711,165
	494,531,900	6,551,516,128	2,254,666,256	4,441,190,114

34.1.   Exchangeable bonds

On 28 August 2007, PT Finance issued exchangeable bonds totalling Euro 750,000,000, convertible into fully paid ordinary shares of Portugal Telecom, as follows:

•      Exchange price: Euro 13.9859 per ordinary share of Portugal Telecom, adjusted to Euro 11.60 on 30 October 2007, following the spin-off of PT Multimedia, according to the terms and conditions of the bonds;

•      Nominal value of each bond: Euro 50,000;

•      Maturity: 28 August 2014 unless previously redeemed, acquired, cancelled or converted; and

•      Fixed interest rate: 4.125% per annum, paid semi-annually.

The exchangeable bonds represent a compound instrument and accordingly the market value of the equity component as of the date the bonds were issued amounted to Euro 57,145,442 and was recorded in shareholders’ equity, while the financial liability component is recorded by the amortized cost.

As at 31 December 2009, the fair value of the exchangeable bonds, determined based on market information, amounted to Euro 819 million.

34.2.   Bonds

The following table provides detailed information about the bonds outstanding as at 31 December 2009 and about those that have been repaid either in 2008 or 2009:

Issuer (i)	Debt	Local currency (ii)	Euro	Issue date	Maturity	Interest rate
Bonds outstanding
PT Finance	Eurobond	750,000,000	750,000,000	2-Nov-09	2019	5.00%
Vivo Participações	Non-convertible bonds	810,000,000	161,271,055	15-Oct-09	2019	(iii)
PT Finance	Fixed rate notes	250,000,000	250,000,000	30-Jul-09	2017	Coupon of 5.2%
PT Finance	Eurobond	1,000,000,000	1,000,000,000	30-Apr-09	2013	6.00%
PT Finance	Fixed rate notes	50,000,000	50,000,000	30-Jan-09	2019	6.95%
Vivo Participações	Non-convertible bonds	210,000,000	41,811,014	16-Jan-09	2010	103.6% of the CDI
PT Finance	Floating rate notes	50,000,000	50,000,000	7-Aug-08	2013	3-month Euribor plus 1.50%
Telemig	Non-convertible bonds	59,176,690	11,782,083	17-Dec-07	2021	Consumer price index plus 0.5%
PT Finance	Eurobond (iv)	1,300,000,000	1,300,000,000	24-Mar-05	2012	3.75%
PT Finance	Eurobond	500,000,000	500,000,000	24-Mar-05	2017	4.375%
PT Finance	Eurobond	500,000,000	500,000,000	16-Jun-05	2025	4.50%
Vivo Participações	Non-convertible bonds	1,000,000,000	199,100,068	1-May-05	2015	Between 104.2% and 120.0% of the CDI
	Transaction costs (v)		(37,644,237)

	Total debt		4,776,319,983

Bonds repaid in 2008 or 2009
PT Finance	Floating rate notes	200,000,000	200,000,000	23-Dec-08	2010(vi)	3-month Euribor plus 2.25%
Vivo Participações	Non-convertible bonds	500,000,000	93,503,385	1-Aug-03	2008	104.4% of the CDI
PT Finance	Global Medium Term Notes (vii)	879,500,000	879,500,000	7-Apr-99	2009	4.625%

(i)	All PT Finance issuances were made under the Global Medium Term Notes Programme (“GMTN”).
(ii)	Amounts in Euro, except for issuances of Vivo Participações and Telemig where amounts are stated in Brazilian Reais and correspond to 100% of the amount issued.
(iii)

These bonds were issued in three tranches: (1) the first consisted of 98 thousand bonds and bears an annual interest rate of 108% of the CDI; (2) the second consisted of 640 thousand bonds and bears an annual interest rate of 112% of the CDI; and (3) the third consisted of 72 thousand bonds and bears an annual interest rate of 7%.

(iv)	Includes Euro 300,000,000 of notes issued on 5 February 2009.
(v)

Expenses incurred at the date these bonds were issued, which are related to: (i) difference between coupon rate of the Eurobond maturing in 2012 and the re-offer yield of the Euro 300,000,000 tap executed in 2009; (ii) roundings in defining the coupon rate; and (iii) commissions. These expenses are recognized in earnings through the life of the bonds.

(vi)	In December 2009, Portugal Telecom has decided to repay these notes at par, exercising the issuer call included in the final terms of the notes.
(vii)	The amount issued was Euro 1,000,000,000, but the Company acquired in previous years certain of these bonds with a notional amount of Euro 120,500,000, which were cancelled in November 2004.

As at 31 December 2009, the maximum possible nominal amount of outstanding notes issued under the GMTN Programme established by PT Finance amounted to Euro 7,500,000,000, of which Euro 4,400,000,000 were outstanding as at 31 December 2009, as detailed above.

Except for fixed rate notes amounting to Euro 50 million, which fair value was determined based on a discounted cash flow methodology, the fair value of the remaining bonds issued was determined based on market information. As at 31 December 2009, the total fair value of bonds issued amounted to Euro 4,905 million (accounting for 50% of the fair value of bonds issued by Vivo Participações and Telemig).

34.3.   Bank loans

As at 31 December 2009 and 2008, bank loans are denominated in the following currencies:

Euro

	2009		2008
	Currency of the		Currency of the
	notional	Euro	notional	Euro
Euro	678,521,147	678,521,147	738,226,220	738,226,220
Brazilian Real	1,489,389,323	593,075,030	2,531,504,435	780,461,350
Other		167,211		231,078
		1,271,763,388		1,518,918,648

In 2009, the Company secured two revolving credit facilities, each amounting to Euro 50 million with a maturity of one and two years, respectively.

In July 2008, the Company has secured a revolving credit facility of Euro 50 million with a maturity of three years and, in October 2008, has secured an additional credit facility of Euro 365 million, of which Euro 300 million mature in three years and the remaining Euro 65 million mature in five years.

In 2004, the Company has entered into three other Revolving Credit Facilities totalling Euro 550 million, as follows:

•      On 24 June 2004, with an initial amount of Euro 150 million, increased to Euro 300 million in 2007, and an initial maturity of four years, which was extended to six years in 2005 and to eight years in 2007;

•      On 18 October 2004, with an amount of Euro 100 million and an initial maturity of three years, which was extended to five years in 2005 and seven years in 2008; and

•      On 22 October 2004, with an amount of Euro 150 million and a maturity of three years and six months. In April 2008, this facility has been replaced with a similar one, maturing in April 2011.

In 2003, the Company entered into a Revolving Credit Facility amounting to Euro 500 million, which in 2009 was decreased to Euro 250 million. After having been extended in several occasions, as at 31 December 2009 this facility matures in February 2011.

As at 31 December 2009, the Group had used an amount of Euro 200 million in connection with all the above mentioned standby facilities.

As at 31 December 2009, loans obtained from the European Investment Bank (“EIB”) and KFW amounted to, respectively, Euro 471 million and Euro 2 million, maturing up to 2017. Additionally, the Company has entered into a loan agreement with the EIB amounting to Euro 100 million, which as at 31 December 2009 was not yet drawn down.

As at 31 December 2009 and 2008, the bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	2009	2008
Maximum	5.00%	5.00%
Minimum	1.02%	3.00%

As at 31 December 2009, the fair value of total bank loans, computed based on a discounted cash flows method, amounted to Euro 1,273 million.

34.4.   Commercial paper

In previous years, Portugal Telecom has entered into short-term commercial paper programs, which as at 31 December 2009 amounted to a total of Euro 725,000,000, of which an amount of Euro 625,000,000 is underwritten. As at 31 December 2009, the Company was not using any amount under these programs.

34.5.   Other external loans

In 2008, this caption is primarily related to the loans obtained by Vivo from Anatel in connection with the acquisition of the 3G licenses in April 2008 for a total amount of 600,614,250 Brazilian Reais (corresponding to the 50% share of Portugal Telecom), equivalent to Euro 227,247,163 (Notes 32 and 43.g), which includes the licenses acquired by Vivo, S.A. and by Telemig Celular. Vivo, S.A. and Telemig Celular paid upfront 10% of the total amount (60,061,425 Brazilian Reais) and had the option to repay the remaining 90% in December 2008 or use the financing of Anatel. In December 2008, Telemig Celular paid the remaining 90% of its debt (24,090,975 Brazilian Reais), while Vivo, S.A. used the financing of Anatel. During 2009, Vivo decided to make the early repayment of the total outstanding debt amounting to 516,461,850 Brazilian Reais (corresponding to the 50% share of Portugal Telecom), equivalent to Euro 186,623,491 (Note 43.g).

34.6.   Commitments under the UMTS license

In 2008, this caption corresponds to the present value of the payments related to the commitments assumed by TMN under the UMTS license, namely in connection with e-escolas programme, as explained in Note 32.

34.7.   Leasings

Financial leasing obligations recorded as at 31 December 2009 are mainly related to the lease of vehicles and buildings and to contracts for the acquisition of satellite capacity.

34.8.   Medium and long-term debt

As at 31 December 2009, long-term debt matures on the following years:

Euro

2011	267,648,500
2012	1,622,759,309
2013	1,224,710,162
2014	866,404,357
2015 and following years	2,569,993,800
6,551,516,128

34.9.   Covenants

As at 31 December 2009, the Company had several covenants related to its indebtedness as follows:

•      Change in control

The exchangeable bonds, the credit facilities amounting to Euro 1,315 million and the loans obtained from EIB totalling Euro 471 million as at 31 December 2009, grant the lenders the right to demand the repayment of all amounts due in the case of any change in the control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per. cent of voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders’ agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

The Eurobonds amounting to Euro 1,000 million and Euro 750 million issued in 2009 grant the bondholders the right to demand the repayment of all amounts due in the case of any change in the control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs during the Change of Control Period, as defined under the terms and conditions of these notes.

•      Credit rating

Certain loan agreements with the EIB, totalling Euro 236 million as at 31 December 2009, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the current rating (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch). In addition, the pricing conditions applicable to the commercial paper programs may be revised in case the credit rating assigned to Portugal Telecom is changed.

•      Control/disposal of subsidiaries

Certain credit facilities amounting to Euro 615 million state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

•      Disposals of assets

Credit facilities totalling Euro 150 million and the EIB loans totalling Euro 471 million as at 31 December 2009 include certain restrictions regarding the disposal of assets by Portugal Telecom.

•      Financial ratios

Certain credit facilities amounting to Euro 815 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. Other credit facilities totalling Euro 200 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the pricing conditions applicable to certain facilities in the total amount of Euro 1,111 million may be changed depending on the ratio Consolidated Net Debt/EBITDA. Finally, certain loan agreements with the EIB, totalling Euro 80 million as at 31 December 2009, state that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if the ratio Consolidated Net Debt/EBITDA, as defined in the agreements, is higher than 3.5.

•      Negative Pledge

The Global Medium Term Notes, the exchangeable bonds, the revolving credit facilities and one of the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. As at 31 December 2009, the Company had fully complied with the covenants mentioned above.

35.   Accounts payable

As at 31 December 2009 and 2008, this caption consists of:

Euro

	2009	2008
Accounts payable-trade	738,472,863	792,592,855
Fixed asset suppliers	522,361,418	497,736,066
Accounts payable to employees	20,298,442	18,131,815
Other	53,994,654	63,842,045
	1,335,127,377	1,372,302,781

36.   Accrued expenses

As at 31 December 2009 and 2008, this caption consists of:

Euro

	2009	2008
Supplies and external services	258,140,723	255,597,326
Interest expense (i)	186,865,070	154,308,452
Vacation pay and bonuses	110,481,588	107,776,432
Discounts to clients	32,492,296	47,812,293
Other (ii)	48,911,709	81,662,243
	636,891,386	647,156,746

(i)

As at 31 December 2009 and 2008, this caption included (a) Euro 3.2 million and Euro 20.9 million (Note 41), respectively, related to the interest component of the exchange rate and interest rate derivatives contracted by Vivo, and (b) Euro 1.5 million and Euro 8.5 million (Note 41), respectively, related to the fair value of interest rate and exchange rate derivatives held for trading by several Group companies.

(ii)

As at 31 December 2008, this caption included Euro 43.3 million related to the fair value of the exchange rate derivatives held for trading by Portugal Telecom (Note 41). These derivatives were settled in April 2009 for an amount of Euro 38 million (Note 43.i).

37.   Deferred income

As at 31 December 2009 and 2008, this caption consists of:

Euro

		31 Dec 08	1-Jan-08
	31 Dec 09	(restated)	(restated)
Advance billings
Traffic	160,681,525	134,612,099	129,267,962
Penalties imposed to customers relating to violations of contracts	62,408,821	53,073,933	45,031,350
Customer retention programs (Notes 3.p and 4) (i)	43,677,105	57,229,629	45,894,085
Other advance billings	84,660,401	61,163,629	76,102,570
Other	66,350,081	56,543,078	35,654,585
	417,777,933	362,622,368	331,950,552

(i)	This caption is related to deferred revenues in connection with loyalty programmes operated by the Group, which are recognized as revenue when award credits are redeemed.

38.   Provisions and adjustments

During the years 2009 and 2008, the movements in this caption were as follows:

Euro

				Foreign currency
	Balance			translation		Balance
	31Dec 2008	Increases	Decreases	adjustments	Other	31Dec 2009
Adjustments
For doubtful accounts receivable (Notes 24 and 25)	368,186,993	99,956,219	(25,188,352)	22,483,839	(67,760,493)	397,678,206
For inventories (Note 26)	23,630,621	18,474,232	(4,124,484)	1,791,679	19,388	39,791,436
For investments (Note 30 and 31)	38,060,349	2,821,365	(920,805)	933,628	(7,800,876)	33,093,661
	429,877,963	121,251,816	(30,233,641)	25,209,146	(75,541,981)	470,563,303
Provisions for risks and costs
Litigation (Note 45)	53,802,708	33,600,030	(2,196,321)	13,904,028	(29,341,138)	69,769,307
Taxes	37,499,364	5,288,777	(5,070,763)	2,871,235	(2,618,828)	37,969,785
Other	77,718,434	6,713,813	(8,354,612)	3,090,929	(6,462,001)	72,706,563
	169,020,506	45,602,620	(15,621,696)	19,866,192	(38,421,967)	180,445,655
	598,898,469	166,854,436	(45,855,337)	45,075,338	(113,963,948)	651,008,958

Euro

	Balance	Changes in the			Foreign currency
	1 Jan 08	consolidation			translation		Balance
	(restated)	perimeter	Increases	Decreases	adjustments	Other	31Dec 2008
Adjustments
For doubtful accounts receivable (Notes 24 and 25)	367,779,073	5,760,673	105,316,822	(9,015,410)	(24,933,254)	(76,720,911)	368,186,993
For inventories (Note 26)	16,376,372	3,211,752	8,342,550	(2,653,526)	(1,028,321)	(618,206)	23,630,621
For investments (Note 30 and 31)	36,764,298	—	1,079,696	(93,755)	310 110	—	38,060,349
	420,919,743	8,972,425	114,739,068	(11,762,691)	(25,651,465)	(77,339,117)	429,877,963
Provisions for risks and costs
Litigation (Note 45)	69,484,102	1,981,604	33,764,180	(13,086,125)	(14,327,660)	(24,013,393)	53,802,708
Taxes	34,750,952	962	12,033,158	(1,044,095)	(2,317,855)	(5,923,758)	37,499,364
Other	82,556,819	5,137,911	4,105,937	(7,547,741)	(11,583,745)	5,049,253	77,718,434
	186,791,873	7,120,477	49,903,275	(21,677,961)	(28,229,260)	(24,887,898)	169,020,506
	607,711,616	16,092,902	164,642,343	(33,440,652)	(53,880,725)	(102,227,015)	598,898,469

The changes in the consolidation perimeter in 2008 correspond to the impact of the consolidation of Telemig in 1 April 2008, including provisions for risks and costs amounting to Euro 7,120,477 (Note 2).

Foreign currency translation adjustments in 2009 are basically related to the appreciation of the Real against the Euro (from 3.2436 as at 31 December 2008 to 2.5113 as at 31 December 2009), while in 2008 are primarily explained by the depreciation of the Real against the Euro (from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008).

As at 31 December 2009 and 2008, the caption “Provisions for risks and costs” was classified in the Consolidated Statement of Financial Position in accordance with the expected settlement date, as follows:

Euro

	2009	2008
Current provisions
Litigation (Note 45.2)	45,774,534	35,788,673
Taxes (Note 45.3)	27,679,316	28,192,958
Other	4,362,015	8,232,449
	77,815,865	72,214,080
Non-current provisions
Litigation (Note 45.2)	23,994,773	18,014,035
Taxes (Note 45.3)	10,290,469	9,306,406
Other	68,344,548	69,485,985
	102,629,790	96,806,426
	180,445,655	169,020,506

As at 31 December 2009 and 2008, the caption “Provisions for risks and costs - Other”, consists of:

Euro

	2009	2008
Assets retirement obligation (Note 3.g)	61,242,869	63,763,188
Negative financial investments (Note 30) (i)	4,672,403	4,484,583
Other	6,791,291	9,470,663
	72,706,563	77,718,434

(i)    This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting exceeding the corresponding total invested amount, including loans (Note 2.a).

The increases in provisions and adjustments in 2009 and 2008 were recognised in the Consolidated Income Statement as follows:

Euro

	2009	2008
Provisions and adjustments	133,881,903	145,691,588
Income taxes (Notes 19 and 27)	3,200,341	7,979,930
Costs of products sold (Note 11)	5,730,163	7,385,304
Equity in losses of affiliated companies	1,208,928	1,703,237
Other	22,833,101	1,882,284
	166,854,436	164,642,343

The decreases in these captions in 2009 and 2008 were recognised in the Consolidated Income Statement as follows:

Euro

	2009	2008
Provisions and adjustments	32,950,654	28,666,131
Costs of products sold (Note 11)	3,186,095	2,611,552
Income taxes (Notes 19 and 27)	4,634,805	424 089
Other	5,083,783	1,738,880
	45,855,337	33,440,652

In 2009 and 2008, the profit and loss caption “Provisions and adjustments” consists of:

Euro

	2009	2008
Increases in provisions and adjustments for doubtful receivables and other	133,881,903	145,691,588
Decreases in provisions and adjustments for doubtful receivables and other	(32,950,654)	(28,666,131)
Direct write-off of accounts receivable	3,503,821	4,867,075
Collections from accounts receivable which were previously written-off	(2,627,971)	(3,110,264)
	101,807,099	118,782,268

The amount in the column “Other movements” under the caption “Adjustments for doubtful accounts receivable” relates mainly to the write-off of balances previously fully provided for.

In the caption of “Provisions for risks and costs — Litigation”, the reductions in column “Other” in 2009 and 2008 are primarily related to the unfavourable resolution of certain legal actions against Vivo.

39.   Other current and non-current liabilities

As at 31 December 2009 and 2008, these captions consist of:

Euro

	2009	2008
Other current liabilities
Dividends payable (i)	72,421,302	13,158,426
Accounts payable from QTE transactions (Notes 3.l.ix) and 29)	20,201,231	55,479,811
Other (ii)	49,748,311	38,382,208
	142,370,844	107,020,445
Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 29)	276,544,156	441,821,002
Fair value of derivative financial instruments (Note 41)	4,204,918	3,555,907
Other (iii)	13,356,378	43,386,523
	294,105,452	488,763,432

(i)

This caption is mainly related to unpaid dividends attributed by Brasilcel’s subsidiaries, with the increase in 2009 being explained by the dividends attributed by Vivo Participações in December 2009 amounting to R$ 730 million, of which R$ 297 million (Euro 59 million) attributable to minority interests.

(ii)

As at 31 December 2009 and 2008, this caption includes primarily an account payable to the shareholders of the subsidiaries of Brasilcel in connection with reverse stock splits undertaken in previous years. According to these transactions, the shares issued by the various companies were grouped in lots, with each lot exchanged for a new share. Because certain shareholders did not possess a sufficient number of shares to receive a new share in exchange, an auction of the shares not attributed/exchanged was undertaken. Each company recognized the value received in this auction as a payable to the former shareholders, which will be reduced to the extent the former shareholders request those amounts.

(iii)

This caption includes primarily accrued expenses related to interest and other financial expenses in connection with certain loans obtained by Vivo, which are payable in more than 12 months. The decrease in 2009 is primarily explained by the repayment of the loans obtained from Anatel in 2008 for the acquisition of 3G licenses (Note 34).

40.   Shareholders’ Equity

40.1.   Share capital

As approved at the Shareholders’ Meeting of 27 April 2007 and for the purposes of the completion of the share buyback programme (Note 40.2):

•      On 24 March 2008 Portugal Telecom reduced its share capital in the amount of Euro 2,496,145 through the cancellation of 83,204,823 treasury shares with a notional amount of Euro 711,917,017.

•      On 10 December 2008 Portugal Telecom reduced its share capital in the amount of Euro 1,382,480 through the cancellation of 46,082,677 treasury shares with a notional amount of Euro 337,828,601.

As a result of the operations mentioned above, Portugal Telecom’s fully subscribed and paid share capital as at 31 December 2009 amounted to Euro 26,895,375, represented by 896,512,500 shares with a nominal value of three cents each, with the following distribution:

•      896,512,000 Ordinary Shares; and

•      500 Class A Shares.

The following matters may not be approved at a General Shareholders’ Meeting against the majority of the votes corresponding to Class A Shares:

•      Authorization for the acquisition of Ordinary Shares representing more than 10% of the share capital by shareholders that directly or indirectly carry out a business competing with that of the companies in a control relationship with Portugal Telecom;

•      Amendments to the by-laws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the determination of parameters for share capital increases as may be resolved upon by the Board of Directors;

•      Issuance of bonds or other securities, determination of the value of issuance of such securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuance of bonds convertible into shares, as well as determination of parameters for the issuance of such bonds as may be resolved upon by the Board of Directors;

•      Resolutions on the application of the financial year results, in the event of a dividend in a percentage in excess of 40% of the distributable profits;

•      Election of the Board of the General Meeting of Shareholders, as well as of the Chairman of the Audit Committee and the Chartered Accountant;

•      Approval of the general goals and fundamental principles of the Company’s policies;

•      Definition of the general principles concerning the policy for shareholdings in companies, as well as, in cases where those principles require prior authorization by the General Meeting of Shareholders, the approval of resolutions on such acquisitions and sales;

•      Moving the Company’s registered office.

In addition, the election of one third of the total number of Directors, including the Chairman of the Board of Directors, requires the votes issued by the State, in its capacity as holder of the Class A shares.

The Company’s Bylaws further determine that, among the members of the Executive Committee designated by the Board of Directors, at least one or two designated directors, according to the Executive Committee being composed of five or seven members, must be elected in accordance with the election rule that grants special rights to the State as holder of the class A shares.

40.2.   Treasury shares

As at 31 December 2009 and 2008, this caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability (Note 34).

During 2008 the movements in this caption were as follows:

				Carrying
	Number of	Nominal	Premiums and	value
	shares	value	discounts	(Note 34)
Balance as at 31 December 2007	35,242,929	1,057,288	322,121,625	323,178,913
Acquisition through equity swaps over treasury shares	114,684,571	3,440,537	901,197,995	904,638,532
Cancellation of treasury shares in March 2008 (Note 40.1)	(83,204,823)	(2,496,145)	(709,420,872)	(711,917,017)
Cancellation of treasury shares in December 2008 (Note 40.1)	(46,082,677)	(1,382,480)	(336,446,121)	(337,828,601)
Balance as at 31 December 2008 and 2009	20,640,000	619,200	177,452,627	178,071,827

40.3.   Legal reserve

Portuguese law provides that at least 5% of each year’s profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. As at 31 December 2009, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

40.4.   Reserve for treasury shares

The reserve for treasury shares is related to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve.  As at 31 December 2009, this reserve was related to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

40.5.   Other reserves and accumulated earnings

During the years 2009 and 2008, the movements in these captions were as follows:

Euro

	Balance 31 Dec 08 (restated)	Comprehensive income	Dividends (Note 21)	Corporate reestructuring at Vivo (Note 2)	Other movements (ii)	Balance 31 Dec 09
Income and expenses recognized directly in equity
Net actuarial losses (Notes 9.1, 9.2, 9.3 and 9.7)	(1,960,169,943)	164,773,415	—	—	—	(1,795,396,528)
Cumulative foreign currency translation adjustments and other (i)	240,750,206	668,879,348	—	—	—	909,629,554
Hedge accounting of financial instruments	(1,899,997)	(773,672)	—	—	—	(2,673,669)
	(1,721,319,734)	832,879,091	—	—	—	(888,440,643)
Tax effect	520,153,359	(43,459,932)	—	—	—	476,693,427
	(1,201,166,375)	789,419,159	—	—	—	(411,747,216)
Reserves recognized directly in equity
Revaluation of tangible assets (Note 33)	1,075,033,022	—	—	—	(107,338,582)	967,694,440
Tax effect	(284,346,234)	12,116,738	—	—	26,643,191	(245,586,305)
	790,686,788	12,116,738	—	—	(80,695,391)	722,108,135
Total income, expenses and reserves recognized directly in equity	(410,479,587)	801,535,897	—	—	(80,695,391)	310,360,919
Retained earnings and other reserves	203,838,888	—	72,473,431	103,641,467	80,695,391	460,649,177
Net income attributable to equity holders of the parent	576,100,119	683,931,019	(576,100,119)	—	—	683,931,019
	369,459,420	1,485,466,916	(503,626,688)	103,641,467	—	1,454,941,115

(i)

This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the date of the Consolidated Statement of Financial Position (Note 3.q)), and is primarily related to Portugal Telecom’s investment in Brazil, whose positive accumulated currency translation adjustments amounted to Euro 953 million as at 31 December 2009, mainly related to the investment in Vivo. This effect is partially offset by negative accumulated currency translation adjustments related to Portugal Telecom’s investments exposed to the US Dollar currency, namely Unitel, MTC and Timor Telecom.

(ii)

These movements correspond to the transfer of the revaluation reserve to retained earnings and the related tax effect, following the recognition in the Consolidated Income Statement of the amortization of the assets revalued.

Euro

	Balance 1 Jan 08 (restated)	Comprehensive income	Dividends (Note 21)	Acquisition of treasury shares through equity swaps	Balance 31 Dec 08 (restated)
Income and expenses recognized directly in equity
Net actuarial losses (Notes 9.1, 9.2, 9.3 and 9.7)	(1,365,360,771)	(594,809,172)	—	—	(1,960,169,943)
Cumulative foreign currency translation adjustments and other	839,593,851	(598,843,645)	—	—	240,750,206
Hedge accounting of financial instruments	(617,041)	(1,282,956)	—	—	(1,899,997)
	(526,383,961)	(1,194,935,773)	—	—	(1,721,319,734)
Tax effect	362,188,945	157,964,414	—	—	520,153,359
	(164,195,016)	(1,036,971,359)	—	—	(1,201,166,375)
Reserves recognized directly in equity
Revaluation of tangible assets (Note 33)	—	1,075,033,022	—	—	1,075,033,022
Tax effect	—	(284,346,234)	—	—	(284,346,234)
	—	790,686,788	—	—	790,686,788
Total income, expenses and reserves recognized directly in equity	(164,195,016)	(246,284,571)	—	—	(410,479,587)
Retained earnings and other reserves	1,786,785,390	576,100,119	(533,200,884)	(1,049,745,618)	779,939,007
	1,622,590,374	329,815,548	(533,200,884)	(1,049,745,618)	369,459,420

41.   Financial instruments

41.1.   Financial risks

Portugal Telecom is primarily exposed to (i) market risks related mainly to changes in foreign currency exchange rates and in interest rates, (ii) credit risks and (iii) liquidity risks. The main objective of Portugal Telecom’s financial risk management is to reduce these risks to a lower level. Portugal Telecom enters into derivative financial instruments to manage its risk exposure to changes in interest rates and foreign currency exchange rates.

The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are regularly monitored. The fair value of these derivatives is determined on a regular basis, essentially based on market information, in order to assess the economic and financial implications of different scenarios.

Foreign currency exchange rate

Foreign currency exchange rate risks are mainly related to our investments in Brazil and other foreign countries, and to our debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

As at 31 December 2009, the net exposure (assets minus liabilities, net of minority interests) to Brazil amounted to R$ 7,875million (Euro 3,136 million at the Euro/Real exchange rate as at 31 December 2009).

The Group is also exposed to foreign currency exchange-rate risks related to debt denominated in currencies different from the Group companies’ functional currencies. As at 31 December 2009, these risks were basically related to:

•      Debt denominated in US Dollars contracted by Portugal Telecom amounting to US$ 21 million (Euro 15 million), for which Portugal Telecom has contracted an exchange and interest rate derivative;

•      Debt denominated in US Dollars contracted by Vivo amounting to US$ 207 million (Euro 144 million), for which Vivo has contracted exchange and interest rate derivatives, which hedged 100% of the debt at that date;

•      Debt denominated in Japanese Yens contracted by Vivo amounting to ¥ 669 million (Euro 5 million), for which Vivo has contracted exchange rate and interest rate derivatives, which hedged 100% of the debt at that date;

The effects of hypothetical changes of relevant risk variables on income statement and shareholders’ equity of Portugal Telecom are as follows:

•      The impact of the appreciation (devaluation) of the Euro/Real exchange rate by 0.1, from 2.51 to 2.41 (2.61), would be an increase (decrease) in Portugal Telecom’s net assets as at 31 December 2009 by approximately Euro 130 million (Euro 120 million);

•      Most of non-derivative financial assets and liabilities are denominated in the functional currency either directly or indirectly through the use of derivatives.  Therefore, changes in exchange rates would have no material effects on the income statement and shareholders’ equity of the companies where those assets and liabilities are recorded.

Interest rate

Interest rate risks basically impact our financial expenses on the floating interest rate debt. Portugal Telecom is exposed to these risks primarily in the Euro zone and in Brazil. With the purpose of reducing the impact of these risks, the Group has entered into interest-rate swaps, swapping floating rate into fixed rate debt.

As at 31 December 2009, 79.8% of the Company’s debt was, directly or indirectly through the use of interest rate derivatives, set in fixed rates, while the remaining 20.2% is exposed to changes in market interest rates. If all market interest rates had been higher (lower) by 1% during the year ended 31 December 2009, net interest expenses would have been higher (lower) by an amount of approximately Euro 13 million (Euro 13 million), as the debt exposed to changes in market interest rates is offset by the cash and cash equivalents which are also exposed to changes in market interest rates.

The Group has also entered into some derivatives, which include an interest rate component, that are classified as held for trading derivatives, although its economic goal was to hedge currency or interest rate risk. If the relevant market interest rates had been higher (lower) by 1% during the year ended 31 December 2009, interest expenses net of interest income in respect of these instruments would have been higher (lower) by an amount of approximately Euro 1 million (Euro 1 million).

Interest rate risks also results from the exposure to changes in the fair value of Portugal Telecom’s long term fixed-rate debt due to changes in market interest rates.

Credit risk

Credit risk is mainly related to the risk that a third party fails on its contractual obligations resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its operating and treasury activities.

Credit risks in operations are basically related to outstanding receivables from services rendered to our customers (Notes 24 and 25). These risks are monitored on a business-to-business basis, and Portugal Telecom’s management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables of each customer; (b) monitor the evolution of the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is located. Accordingly, the criteria used to compute these adjustments is based on these risks.

The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas.

Adjustments for accounts receivable are computed taking into consideration primarily: (a) the risk profile of the customer, whether it is a corporate customer, a residential customer or a telecommunications operator; (b) the aging of the receivables, which differs from business to business; (c) the financial condition of the customers; and (d) the market risk where the customer is located.

The movement of these adjustments for the years ended 31 December 2009 and 2008 is disclosed in Note 38. As at 31 December 2009, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 38.

As at 31 December 2009, the Group’s accounts receivables neither adjusted nor deferred which were already due with maturities above one hundred and eighty days amounted to approximately Euro 113 million.

Risks related to treasury activities result mainly from the cash investments made by the Group. In order to dilute these risks, Portugal Telecom’s policy is to invest its cash for short time periods, entering in agreements with highly rated financial institutions and diversifying counterparties.

Liquidity risk

These risks may occur if the sources of funding, including cash balance, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match with our financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by operations and on the available cash plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, Portugal Telecom believes that the group is able to meet its obligations.

In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2009, the amount of available cash, excluding cash from the international operations, plus the undrawn amount of Portugal Telecom’s underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and Portugal Telecom’s committed standby facilities amounted to Euro 2,864 million. As at 31 December 2009, Vivo had cash amounting to Euro 296 million. The average maturity of Portugal Telecom’s net debt as at 31 December 2009 is 6.6 years.

The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and the maximizing of the return to shareholders. The capital structure of the Group includes debt (Note 34), cash and cash equivalents, short-term investments (Note 23) and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings (Note 40). The Group reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of the capital structure.

As at 31 December 2009, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity decreased to 70.0%, from 82.5% as at 31 December 2008. The equity plus long-term debt to total assets ratio increased from 41.1% to 60.3% as at 31 December 2009.

The main contractual obligations are those related to indebtedness (Note 34) and related interest, post retirement benefits payments, operating leases (Note 13) and unconditional purchase obligations. The following table presents Portugal Telecom’s expected contractual obligations and commercial commitments as at 31 December 2009, on a consolidated basis:

Euro

	Total	2010	2011	2012	2013	2014	More than five years
Indebtedness	7,046.0	494.5	267.6	1,622.8	1,224.7	866.4	2,570.0
Interest on indebtedness (i)	2,230.5	375.7	352.5	335.9	272.1	198.2	696.1
Post retirement benefits payments (ii)	2,072.5	222.5	209.0	195.9	183.4	172.2	1,089.6
Operating lease obligations	951.7	195.2	163.1	150.5	146.4	143.4	153.1
Unconditional financial commitments (iii)	255.4	253.2	1.1	1.1	—	—	—
Total contractual obligations	12,556.1	1,541.1	993.3	2,306.1	1,826.7	1,380.1	4,508.8

(i)

Portugal Telecom’s expected obligations related to interest on indebtedness are based on the Company’s indebtedness as at 31 December 2009 and on its assumptions regarding interest rates on its floating rate debt, and therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates.

(ii)

These amounts correspond to the undiscounted payments to be made by Portugal Telecom related to salaries due to pre-retired and suspended employees and to expected contributions to the funds. For the unfunded portion and for calculation purposes, we have assumed a linear contribution over the coming years. The total amount differs from the net accrued post retirement liability recognized in the consolidated Consolidated Statement of Financial Position primarily because this amount is related to the discounted unfunded obligations.

(iii)

As described in Note 42, unconditional purchase obligations are basically related to contractual agreements with our fixed asset suppliers (including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipments).

In addition, Portugal Telecom has also committed to pay a dividend of Euro 57.5 cents in 2010 relating to fiscal year 2009, in connection with the announced shareholder remuneration package. The payment of these dividends is subject to approval at the next Annual General Meeting, amounting up to Euro 504 million.

41.2.   Derivative financial instruments

Hedging financial instruments

Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2009 and 2008, the following financial instruments were classified as cash flow and fair value hedges (amounts in millions of euros, including 100% of Vivo’s financial instruments):

31 Dec 2009	Euro million

	Notional
Company	amount	Transaction	Average maturity (years)	Economic goal
Cash flow hedge
Portugal Telecom	202.2	EUR Interest rate swaps	2.7	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Vivo	287.8	Currency swaps USD/BRL	4.6	Eliminate the risk of exchange rate fluctuations in loans
Vivo	10.1	Currency swaps JPY/BRL	1.0	Eliminate the risk of exchange rate fluctuations in loans
MTC	2.5	USD/NAD Forwards	0.1	Eliminate the risk of exchange rate fluctuations in USD expenses

31 Dec 2008	Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Cash flow hedge
Portugal Telecom	34.3	EUR Interest rate swaps	2.9	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Vivo	368.6	Currency swaps USD/BRL	4.5	Eliminate the risk of exchange rate fluctuations in loans
Vivo	409.0	Currency swaps JPY/BRL	0.4	Eliminate the risk of exchange rate fluctuations in loans

Financial instruments held for trading

As at 31 December 2009 and 2008, Portugal Telecom had contracted the following financial instruments which, according to IAS 39, are classified as held for trading derivatives (amounts in millions of euros, including 100% of Vivo’s financial instruments):

31 Dec 2009	Euro million

	Notional
Company	amount	Transaction	Average maturity (years)	Economic goal
Portugal Telecom	34.4	EUR Interest rate swaps	1.7	Previous fair value hedges
Portugal Telecom	14.8	Currency swaps EUR/USD	1.5	Eliminate the risk of exchange rate fluctuations in loans
Vivo	0.8	Currency swaps USD/BRL	0.8	Previous fair value hedges
Vivo	72.5	BRL Interest rate swaps	2.0	Hedge changes in fair value of loans due to changes in benchmark interest rate

31 Dec 2008	Euro million

	Notional
Company	amount	Transaction	Average maturity (years)	Economic goal
Portugal Telecom	44.4	EUR interest rate swaps	4.0	Previous fair value hedges
Portugal Telecom	22.9	Currency swaps EUR/USD	3.0	Eliminate the risk of exchange rate fluctuations in loans
Portugal Telecom	200.0	EUR Call / USD Put	0.3	Restructure of previous derivative financial instruments
Cabo Verde Telecom	0.4	Currency swap EUR/USD	0.9	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	1.8	Currency swaps USD/BRL	1.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	103.3	BRL Interest rate swaps	1.0	Hedge changes in fair value of loans due to changes in benchmark interest rate
Mobitel	13.2	Currency swaps USD/BRL	1.5	Eliminate the risk of exchange rate fluctuations in loans

Fair value of derivative financial instruments

The movement in the fair value of derivatives during 2009 and 2008 was as follows (amounts in millions of euros):

Euro million

		Fair value adjustment
	Balance			Additions and	Foreign currency translation adjustments and	Balance
	31Dec 2008	Income	Reserves	settlements	other	31Dec 2009
Fair value hedges
Exchange rate and interest rate (i)	79.7	(82.2)	—	(11.5)	18.9	4.9
Exchange rate	—	(0.3)	—	—	(0.1)	(0.3)
Derivatives held for trading
Exchange rate	(43.3)	5.7	—	37.6	—	—
Exchange rate and interest rate	(16.0)	(6.5)	—	12.6	3.1	(6.8)
Interest rate	(0.3)	2.1	—	—	0.8	2.6
Cash flow hedges
Interest rate	(1.0)	(1.8)	(0.8)	1.6	—	(2.0)
	19.1	(83.0)	(0.8)	40.4	22.8	(1.5)

(i)    As at 31 December 2009, these derivatives, which were entered into by Vivo, had an average maturity of 1.1 years.

Euro million

		Fair value adjustment
						Foreign currency
		Change in				translation
	Balance	consolidation			Additions and	adjustments and	Balance
	31Dec 2007	perimeter	Income	Reserves	settlements	other	31 Dec 2008
Fair value hedges
Exchange rate and interest rate	(83.2)	(17.8)	94.0	—	99.8	(13.1)	79.7
Derivatives held for trading
Exchange rate	(46.5)	—	3.2	—	—	—	(43.3)
Exchange rate and interest rate	(24.5)	—	4.7	—	4.5	(0.7)	(16.0)
Interest rate	0.8	—	0.4	—	—	(1.6)	(0.3)
Cash flowhedges
Interest rate	(0.6)	—	0.0	(1.3)	(0.2)	1.0	(1.0)
	(154.1)	(17.8)	102.5	(1.3)	104.1	(14.3)	19.1

In 2009 and 2008, the fair value adjustments related to derivatives were recorded in the following captions of the Consolidated Income Statement (amounts in millions of euros):

Euro million

	2009				2008
		Net foreign	Net losses/			Net foreign	Net losses/
		currency	(gains) on			currency	(gains) on
	Net interest	exchange losses/	financial assets		Net interest	exchange losses/	financial assets
	expense	(gains)	(Note 17)	Total	expense	(gains)	(Note 17)	Total
Fair value hedges
Exchange rate and interest rate	13.9	68.3	—	82.2	35.2	(125.7)	(3.6)	(94.0)
Exchange rate	—	0.3	—	0.3	—	—	—	—
Derivatives held for trading
Exchange rate	—	—	(5.7)	(5.7)	—	—	(3.2)	(3.2)
Exchange rate and interest rate	—	6.5	—	6.5	—	(2.4)	(2.3)	(4.7)
Interest rate	(1.8)	—	(0.3)	(2.1)	—	—	(0.4)	(0.4)
Cash flowhedges
Interest rate	1.6	—	0.2	1.8	(0.2)	—	0.2	(0.0)
	13.8	75.0	(5.8)	83.0	35.0	(128.1)	(9.4)	(102.5)

As at 31 December 2009, the derivatives contracted by the Company recognized at fair value were recorded in the following captions of the Consolidated Statement of Financial Position (amounts in millions of euros):

Euro million

	Assets	Liabilities
			Accrued
	Short term		expenses (Note	Other liabilities
	investments	Debt	36)	(Note 39)	Total
Fair value hedges
Exchange rate and interest rate	—	8.2	(3.2)	—	4.9
Exchange rate	—	—	(0.3)	—	(0.3)
Derivatives held for trading
Exchange rate	—	—	—	—	—
Exchange rate and interest rate	—	(5.2)	(1.5)	—	(6.8)
Interest rate	4.8	—	—	(2.2)	2.6
Cash flow hedges
Interest rate	—	—	—	(2.0)	(2.0)
	4.8	2.9	(5.1)	(4.2)	(1.5)

As at 31 December 2008, the derivatives contracted by the Company recognized at fair value were recorded in the following captions of the Consolidated Statement of Financial Position (amounts in millions of euros):

Euro million

	Assets	Liabilities
			Accrued
	Short term		expenses (Note	Other liabilities
	investments	Debt	36)	(Note 39)	Total
Fair value hedges
Exchange rate and interest rate	—	100.7	(20.9)	—	79.7
Derivatives held for trading
Exchange rate	—	—	(43.3)	—	(43.3)
Exchange rate and interest rate	—	(7.5)	(8.5)	—	(16.0)
Interest rate	2.2	—	—	(2.5)	(0.3)
Cash flow hedges
Interest rate	—	—	—	(1.0)	(1.0)
	2.2	93.1	(72.7)	(3.6)	19.1

41.3.   Other disclosures on financial instruments

The carrying amounts of each of the following categories, as defined in IAS 39, were recognized as follows (amounts in millions of euros):

Euro million

Caption	2009	2008
Financial assets carried at amortised cost
Cash and cash equivalents	1,449.5	1,010.7
Short-term investments (Note 23)	26.9	52.9
Accounts receivable - trade (Note 24)	1,401.5	1,248.0
Accounts receivable - other (i)	150.9	190.2
Other current and non-current assets - QTE transactions (Note 29)	296.7	497.3
Investments in group companies - loans (Note 30)	23.6	98.6
	3,349.0	3,097.7
Derivatives designated and effective as hedging instruments carried at fair value
Other non-current assets/(liabilities) - interest rate derivatives - cash flow hedges (Note 41.2)	(2.0)	(1.0)
Bank loans - exchange and interest rate derivatives - fair value hedges (Note 41.2) (ii)	2.9	93.1
Accrued expenses - exchange and interest rate derivatives - fair value hedges (Note 41.2)	(3.2)	(20.9)
	(2.3)	71.2
Financial liabilities carried at amortised cost
Debt - exchangeable bonds (Note 34)	705.6	697.3
Debt - bonds (Note 34)	4,776.3	3,284.1
Debt - bank loans (ii)	1,274.7	1,612.1
Debt - other loans (Note 34)	0.0	807.9
Debt - UMTS license (Note 34)	—	79.4
Debt - equity swaps on treasury shares (Note 34)	178.1	178.1
Accounts payable (Note 35)	1,335.1	1,372.3
Accrued expenses	632.1	574.4
Other current liabilities	122.2	51.5
	9,024.1	8,657.1
Derivatives held for trading
Accrued expenses - Exchange rate and interest rate derivatives (Note 41.2)	1.5	8.5
Accrued expenses - Exchange rate derivatives (Note 41.2)	—	43.3
Other non-current liabilities - Interest rate derivatives (Note 41.2)	2.2	2.5
	3.7	54.4
Financial liabilities recorded according to IAS 17
Debt - finance leases (Note 34)	114.3	130.2
Other current and non-current liabilities - QTE transactions (Note 39)	296.7	497.3
	411.0	627.5

(i)

The Consolidated Statement of Financial Position caption “Accounts receivable — other” includes certain assets, such as trial deposits, which do not meet the requirements to be classified as a financial asset, and therefore were excluded from this caption.

(ii)	Total bank loans include its notional amounts which were carried at amortised cost and the fair value of certain exchange and interest rate derivatives.

Except for debt, the fair value of which is disclosed in Note 34, and for derivatives, which are recorded at fair value, the fair value of the remaining financial assets and liabilities is similar to their carrying amounts. The fair value of financial instruments was determined as follows:

•      Except for fixed rate notes amounting to Euro 50 million, which fair value was determined based on a discounted cash flow methodology, equivalent to the level 2 in the fair value hierarchy defined by paragraph 27A of IFRS 7 (observable inputs other than quoted prices), the fair value of the remaining convertible and non-convertible bonds was obtained based on quoted prices in active markets, which is equivalent to the level 1 in the fair value hierarchy (unadjusted quoted prices in active markets);

•      For the bank loans, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above;

•      For the liability related to equity swaps on treasury shares, the fair value of these instruments, which amounted to Euro 5.7 million as at 31 December 2009, was determined externally based on the differecen between the exercise price of these equity swaps and Portugal Telecom’s stock price as of that date, equivalent to the level 2 in the fair value hierarchy mentioned above;

•      For derivatives contracted in Portugal, the fair value was determined externally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above;

•      For derivatives contracted in Brazil and for other loans contracted in Brazil and in Portugal, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above.

Portugal Telecom considers that the main assumption used in the discounted cash flow methodology prepared internally is related to the discount rate, which for financial instruments contracted in Portugal with maturities between 1 month and 10 years vary between 1% and 5% and for those contracted in Brazil with maturities between 1 month and 6 years vary between 9% and 13%. In addition, Portugal Telecom also used forward interest and exchange rates obtained directly through market information, taking into consideration the maturity and currency of each financial instrument.

42.   Guarantees and financial commitments

As at 31 December 2009, the Company has presented guarantees and comfort letters to third parties, as follows:

Euro

Bank guarantees and other guarantees given to Tax Authorities	114,207,845

Bank guarantees given to courts for outstanding litigation	1,608,378

Bank guarantees given to other entities:
On behalf of TMN	2,157,210
On behalf of PT Comunicações	15,575,808
Other bank guarantees	11,472,040

Comfort letters given to other entities	2,405,803
Total	147,427,084

Bank guarantees and other guarantees given to tax authorities include Euro 78 million related to the tax assessments received by Portugal Telecom regarding the years 2004 and 2005, where the main issue raised by the tax authorities is mainly related to the deductibility of certain financial costs incurred in those years, as explained in Note 45.3.

Bank guarantees given on behalf of PT Comunicações were presented essentially to the following entities: (1) Municipal Authorities, which are mainly related to the payment of taxes and other fees in connection with Portugal Telecom’s use of public rights-of-way; and (2) Anacom, which are mainly related to an open contest for granting the right of use national frequencies for the television service.

As at 31 December 2009, the Group had assumed financial commitments to suppliers for the acquisition of fixed assets and inventories amounting to Euro 252 million, in addition to those recorded in the financial statements.

As at 31 December 2009, the guarantees given by third parties on behalf of the Company, in connection with bank loans (Note 34), were as follows:

• Guarantees in favor of European Investment Bank	154,285,714
• Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	1,836,049

Under the cross-border lease transactions entered into by TMN and PT Comunicações (Notes 29 and 39), the Company has agreed with financial institutions to issue letters of credit for the benefit of the trustee (the entity that financed the operation).

As at 31 December 2009, the total drawing amount under these letters of credit is US$ 48,527,056, equivalent to Euro 33,685,309 at the exchange rate prevailing at year end.

As at 31 December 2009, Portugal Telecom had bank deposits amounting to Euro 3 million, the use of which was restricted due to the cross-border lease transactions entered into by the Group (Note 33). Other subsidiaries also had restrictions to the use of certain bank deposits totalling Euro 3 million as at 31 December 2009. As at the same date, Vivo had tangible assets and financial applications given as guarantees for legal proceedings that amounted to Euro 17 million and Euro 8 million, respectively (corresponding to the 50% share of Portugal Telecom).

43.  Consolidated Statement of Cash Flows

(a)          The reduction in the caption “Payments relating to income taxes” is primarily related to the domestic operations, as the last installment of income taxes related to 2007 paid in May 2008 (Euro 64 million) compares to an amount received in September 2009 (Euro 11 million), as payments on account made during 2008 were higher than the tax payable. In addition, payments on account made in 2008 (Euro 124 million) were higher than those made in 2009 (Euro 108 million).

(b)         The caption “Payments relating to indirect taxes and other” includes primarily payments related to the expenses recorded in the caption “Indirect taxes” (Note 14) of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal. The reduction occurred in this caption is basically explained by a decrease in payments of Value-Added Tax in Portugal.

(c)          These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash receipts decreased to Euro 26,065,906 in 2009, as compared to Euro 1,117,360,042 in 2008, because as the maturity of most of these applications was reached during 2008 they were converted into cash and cash equivalents, which also explains the higher levels of cash receipts and payments related to short-term financial applications in 2008.

(d)         During the years ended 31 December 2009 and 2008, cash receipts resulting from financial investments were as follows:

Euro

	2009	2008
Médi Télécom (Notes 1, 7 and 30)	400,000,000	—
Banco BEST (Note 30)	—	16,000,000
Africatel (Note 17)	—	13,426,862
Other	1,660,387	2,954,086
	401,660,387	32,380,948

(e)   During the years ended 31 December 2009 and 2008, cash receipts resulting from dividends were as follows:

Euro

	2009	2008
Unitel (i)	121,408,615	—
CTM	17,967,803	15,912,135
Páginas Amarelas	—	2,008,000
Other	787,738	1,255,472
	140,164,156	19,175,607

(i)             This caption includes the dividends received from Unitel related to its earnings of 2007 and 2008 amounting to US$ 80 million and US$ 90 million (Note 25), respectively.

(f)            In 2009, payments resulting from financial investments include an amount of Euro 4,500,000 (Note 30) related to an advance for the acquisition of Reti — Rede Teledifusora Independente, SA.

In 2008, payments resulting from financial investments include a total amount of Euro 517,006,925 (Note 2) related to the acquisition of Telemig, net of an amount of Euro 170,803,876 (Note 2) related to the cash and cash equivalents of Telemig as at 1 April 2008, the date on which this company was included for the first time in the consolidation perimeter.

(g)         These captions are basically related to commercial paper and other bank loans which are regularly renewed.

In 2009, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 97,055,111. As detailed in Note 34, cash receipts from loans obtained include primarily (1) the Eurobonds issued by PT Finance during 2009 (Euro 2,050 million), (2) the non-convertible bonds issued by Vivo Participações in January and October 2009 (Euro 184 million) and (3) the floating rate notes issued by PT Finance in July 2009 ( Euro 250 million). Cash payments from loans repaid include basically the repayments of: (1) the Eurobond issued by PT Finance in 1999 (Euro 880 million); (2) the commercial paper outstanding as at 31 December 2008 (Euro 649 million); (3) the floating rate notes issued by PT Finance in December 2008 (Euro 200 million); (4) the loan obtained from Anatel in connection with the acquisition of 3G licenses (Euro 187 million); and (5) the bonds issued by Vivo Participações in 2003 (Euro 94 million).

In 2008, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 790,191,787, and included primarily: (1) Euro 200 million and Euro 50 million related to the floating rate notes issued by PT Finance during 2008 (Note 34); (2) Euro 324,937,659 related to the increase in the commercial paper outstanding at year-end; and (3) Euro 227,247,163 (Note 34) related to the loaned obtained by Vivo from Anatel related to the 3G licenses acquired in April 2008.

(h)         In 2009, this caption relates basically to the contribution of the minority shareholders to the share capital increase occurred at Vivo Participações in February 2009.

(i)             Cash receipts resulting from other financing activities in 2009 and cash payments resulting from other financing activities in 2008 relate primarily to the settlement of cross currency derivatives by Vivo. Cash payments resulting from other financing activities in 2009 include an amount of Euro 38 million (Note 36) related to the settlement of exchange rate derivatives held for trading by Portugal Telecom.

(j)             The detail of dividends paid during the years ended 31 December 2009 and 2008 is as follows:

Euro

	2009	2008
Portugal Telecom (Note 21)	503,626,688	533,200,884
Vivo	47,914,412	8,728,728
Cabo Verde Telecom	14,104,445	10,166,333
MTC	10,629,021	18,607,326
Africatel	5,100,000	—
Other	7,141,587	3,910,662
	588,516,153	574,613,933

44. Related parties

a) Associated companies and jointly controlled entities

Balances as at 31 December 2009 and 2008 and transactions occurred during 2009 and 2008 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by the Portugal Telecom in Vivo) are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	2009	2008	2009	2008	2009	2008
Vivo	21,457,605	20,274,591	482,948	584,750	—	—
Other international companies:
Unitel (i)	54,117,992	70,408,010	6,336,992	5,535,356	—	—
Médi Télécom (ii)	936,701	6,759,993	412,915	928,306	—	75,592,524
Multitel	5,311,686	4,354,231	420,208	333,353	892,378	918,459
CTM	223,513	345,734	61,075	109,829	—	—
Other	1,991,467	2,368,170	482,915	710,472	73,849	76,444

Domestic companies:
Páginas Amarelas	6,329,784	4,615,079	23,568,950	35,578,320	—	—
Caixanet	256,076	1,090,811	—	—	—	—
PT-ACS	469,509	5,235,755	540,364	1,031,713	—	—
Sportinveste Multimédia	880,605	639,844	404,519	—	35,318,668	35,318,668
Other	8,741,400	12,823,802	936,785	2,981,140	7,249,389	7,047,439
	100,716,338	128,916,020	33,647,671	47,793,239	43,534,284	118,953,534

(i)	Accounts receivable from Unitel as at 31 December 2009 and 2008 include dividends amounting to US$ 60 million and US$ 80 million, respectively (Note 25).

(ii)	The reductions in accounts receivable and loans granted are related to the disposal of this investment in Médi Télécom, as mentioned in Note 30.

Euro

	Costs		Revenues		Interest charged
Company	2009	2008	2009	2008	2009	2008
Vivo	1,481,178	—	57,332,872	57,199,275	—	—
Other international companies:
Unitel	11,666,558	10,871,577	19,151,798	13,452,814	8,951	26,076
Médi Télécom	4,146,157	5,990,222	6,232,865	11,727,778	3,151,552	3,107,028
Multitel	206,554	—	1,044,045	486,282	—	—
CTM	176,506	134,814	439,398	1,315,254	—	—
Other	2,055,049	2,146,008	651,914	1,483,067	—	36,331

Domestic companies:
Páginas Amarelas	57,416,758	64,728,006	3,631,198	2,998,932	—	—
PT-ACS	4,642,683	4,117,431	610,559	591,055	—	—
Sportinveste Multimédia	1,235,366	1,208,172	103,861	240,153	179,660	319,746
Caixanet	340,317	144,811	6,244,822	11,099,463	—	—
Other	1,684,042	1,118,570	20,190,587	25,164,377	94,619	137,643
	85,051,168	90,459,611	115,633,919	125,758,450	3,434,782	3,626,824

The terms and contractual conditions in agreements entered into between Portugal Telecom and associated companies and jointly controlled entities are similar to those applicable to other independent entities in similar transactions. Activities developed in connections with those agreements include mainly:

•                  Call centre services rendered by Dedic to Vivo;

•                  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações’ telephone directories, as well as selling advertising space in the directories.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. Transactions occurred during 2009 and balances as at 31 December 2009 between Portugal Telecom and its major shareholders are as follows (including VAT):

Euro

	Sales and	Supplies and
	services rendered	services provided
	by Portugal	to Portugal	Net interest	Accounts	Accounts
Company	Telecom	Telecom	received	receivable	payable

Caixa Geral de Depósitos	32,389,249	4,921,439	(1,207,979)	7,668,654	104,510
BES	25,113,097	23,772,697	13,083,960	1,401,703	3,390,421
Visabeira	6,235,195	87,905,819	—	2,526,046	10,098,278
Controlinveste	3,382,434	40,619,069	—	1,677,799	7,413,145
Ongoing	1,006,132	2,786,303	—	47,958	647,346
Barclays	353,313	3,767	(11,882,534)	195,434	—
	68,479,420	160,009,094	(6,553)	13,517,594	21,653,700

The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions; under these agreements, the financial institutions listed above rendered financial consultancy and insurance services.

In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica’s share capital and Telefónica to acquire up to 10% of Portugal Telecom’s share capital. As at 31 December 2009, Telefónica held 10.0% of Portugal Telecom’s share capital.

Portugal Telecom entered into a Shareholders’ Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

Pensions and healthcare funds, which were incorporated to cover the Company’s post retirement benefits plans (Note 9), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders, and also investments in real estate rented to the Group. As at 31 December 2009, the total exposure of these investments to Portugal Telecom, Telefónica, BES and Ongoing was Euro 343 million, Euro 174 million, Euro 142 million and Euro 77 million, respectively (Note 9).

c) Other

During the years ended 31 December 2009 and 2008, the remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

Euro

	2009		2008
	Fixed	Variable	Fixed	Variable
Executive board members	3,280,064	2,247,571	2,880,269	3,336,953
Non-executive board members	1,454,888	—	1,323,867	—
Supervisory board	589,708	—	581,714	—
	5,324,660	2,247,571	4,785,850	3,336,953

The Executive Committee included five executive board members during 2008 and as from April 2009 includes seven executive board members. Following the changes in corporate governance occurred in the second quarter of 2008, the Chairman no longer has the function of Chief Executive Officer.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive annual variable remuneration related to the performance achieved in the year and payable in the following year, and multi-annual variable remuneration for the performance achieved during the term of office and payable at the end of that period. On an annual basis, Portugal Telecom recognizes an accrual for the annual and multi-annual variable remuneration. At the end of the term of office 2006/2008 and considering the performance achieved during the period, executive board members and the Chairman, who served as an executive board member during 2006 and 2007, received in total Euro 3,799,101 of multi-annual variable remuneration.

In addition to the above mentioned remunerations, executive board members are also entitled to fringe benefits that are primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 31 December 2009, there were not board member entitled to post retirement benefits under the plans of PT Comunicações, and there was not in place any share based payment program or termination benefit.

During the years ended 31 December 2009 and 2008, fixed remuneration of key employees of Portugal Telecom’s management amounted to Euro 7,039,592 and Euro 7,621,652, respectively, and variable remuneration amounted to Euro 4,057,038 and Euro 3,521,633, respectively.

Thirteen of our key employees also participate in the PT Comunicações pension plan. For these kee employees, amounts were accrued in respect of post-retirement benefits. The total amount accrued to provide benefits under the plan for these directors and officers as at 31 December 2009 was Euro 7,378,000. As at 31 December 2009, there was not in place any share based payment program or termination benefit.

For additional information regarding the remunerations of board members and key employees, please read the Corporate Governance Report included in the Annual Report.

One of Portugal Telecom’s non-executive board members is also executive director of “Heidrick & Struggles - Consultores de Gestão, Lda”, which on the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 2.2 million (excluding VAT) in 2009.

As at 31 December 2009, Portugal Telecom did not have any outstanding balances with board members or kee employees.

45.       Litigation

45.1.                     Regulatory authorities

a) Claims for municipal taxes and fees

Pursuant to a statute enacted on 1 August 1997, as an operator of a basic telecommunications network, Portugal Telecom was exempt from municipal taxes and rights-of-way and other fees with respect to its network in connection with its obligations under the Concession. The Portuguese Government has advised Portugal Telecom in the past that this statute confirmed the tax exemption under our Concession. The Portuguese Government has advised Portugal Telecom it will continue to take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession. At this time, Portugal Telecom cannot be sure that the Portuguese courts will accept that this statute resolves claims for municipal assessments and taxes for the period prior to its enactment.

In 1999, the municipality of Oporto filed a lawsuit claiming the payment of taxes and other fees in connection with the use by PT Comunicações of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in favour of PT Comunicações in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by PT Comunicações, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then PT Comunicações submitted its response thereto. This appeal was partially favourable to PT Comunicações, but the Municipality of Oporto appealed to the Supreme Administrative Court and is pending for decision.

If this claim is upheld against PT Comunicações, other municipalities might seek to make or renew claims against PT Comunicações. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to 1 January 1998 is five years. Since the statute of limitations for such claims has expired, Portugal Telecom does not expect that any further claims will be made against PT Comunicações, but Portugal Telecom cannot be certain about this.

Law 5/2004 of 10 February 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above pursuant to the former statute. Meanwhile the Decree-Law 123/2009 of 21 May 2009, clarified that no other tax should be levied by the municipalities in addition to the regime established in the Law 5/2004.

Some municipalities however, continue to persive that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because the Law 5/2004 is not applicable to the public municipality domain, as well as to the private municipality domain, but instead it is applicable to the public federal domain, as well as to the private federal domain and to regional public domain, as well as to the private regional domain.

Presently there is a claim between the Municipality of Seixal and PT Comunicações, and several with other municipalities, including the Municipality of Aveiro.

b) Regulatory Proceedings

Portugal Telecom Group companies are regularly involved in regulatory inquiries and investigations involving their operations. In addition, ANACOM (the telecoms regulator), the European Commission, and the Autoridade da Concorrência (the competition authority) regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência related to PT Comunicações for alleged anti-competitive practices in the public wireline telephone market. Portugal Telecom considers that group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. The Group believes that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts. The appeal will suspend the decisions of Autoridade da Concorrência.

In 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a “statement of objections”, alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, the Autoridade da Concorrência issued a revised “statement of objections” on this matter. PT Comunicações has responded to this “statement of objections” and does not believe it has violated applicable law and regulations. However, on 1 August 2007, the Autoridade da Concorrência imposed a fine of Euro 38 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 30 August 2007. This appeal suspends the decision of Autoridade da Concorrência. On 2 March 2010, the Commerce Court of Lisbon cancelled the fine of Euro 38 million applied to Portugal Telecom. Autoridade da Concorrência still has an option within 10 days from this decision to appeal to a superior court.

In April 2007, the Autoridade da Concorrência accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on lease lines. In response to this accusation, PT Comunicações contested the alleged by the

Autoridade da Concorrência. The appeal suspends the decision of the Autoridade da Concorrência. However, on 1 September 2008, the Autoridade da Concorrência imposed a fine of Euro 2.1 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 29 September 2008. This appeal suspends the decision of Autoridade da Concorrência.

In September 2009, Portugal Telecom was notified of the decision of Autoridade da Concorrência in the misdemeanour proceedings no. 05/03 further to which Autoridade da Concorrência imposed a fine of Euro 45,015,524 for an alleged abuse of dominant position relating to the application, between 22 May 2002 and 30 June 2003, of the versions 11 to 15.9 of the wholesale offer “Rede ADSL PT”. On 29 September 2009, Portugal Telecom appealed to the Commerce Court of Lisbon. This appeal suspends the decision of Autoridade da Concorrência. Portugal Telecom disagrees of the decision taken and understands that, even if a sanction would be justified, which is not the case, the fine imposed exceeds in an absolutely incomprehensible manner the maximum limit allowed by the applicable legal framework. Therefore, based on the opinion of its internal and external legal counsel, Portugal Telecom did not record any provision for this matter.

On 8 June 2005, Portugal Telecom was informed through the press that Sonaecom, SGPS, SA (“Sonaecom” — a competitor of Portugal Telecom) filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with the Company’s provision of fixed line services through the subsidiary PT Comunicações. Sonaecom requested that the European Commission require Portugal Telecom to separate its cable television and fixed line telecommunications operations—a so-called “structural remedy’’. However, on 2 February 2006 the Commission responded that the complaint should be addressed to the Portuguese Autoridade da Concorrência. To Portugal Telecom knowledge, proceedings before the European Commission related to this complaint are now closed. Portugal Telecom has not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência, following the spin-off of PT Multimedia.

Sonaecom has also submitted a complaint to the European Commission alleging illegal “state aid” in connection with the Portuguese Government’s sale of the basic telecommunications network to PT Comunicações in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its Concession Agreement. Sonaecom is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese State. Sonaecom also claims that the absence of a public tender offer and the absence of independent valuations to set a minimum disposal price constituted “state aid’’. Pursuant to its Concession Agreement, PT Comunicações was exempted from the payment of municipal taxes from 1995 until such exemption was revoked by Law 5/2004 of 10 February 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonaecom claims this discrimination against new operators represents a case of illegal “state aid’’ which harmed both new operators and the municipalities. Portugal Telecom has not received information from the European Commission or the Portuguese authorities regarding this complaint.

In April 2006, the European Commission sent a formal request to the Portuguese Government to abandon the special rights it holds as the sole owner of Portugal Telecom’s Class A Shares. The European Commission believes that the special powers granted to the Portuguese Government through the sole ownership of the Class A Shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. Should the Portuguese authorities not take satisfactory steps to remedy the alleged infringement of EU law, the European Commission may decide to refer the case to the European Court of Justice. As at 31 January 2008, the European Commission informed that the case over special rights held by the Portuguese State in Portugal Telecom was referred to the European Court of Justice.

c) Other Legal Proceedings

In April 2003, TVI-Televisão Independente, SA, or TVI, a television company, filed a claim of Euro 64 million against the Portuguese State and PT Comunicações in the Lisbon Administrative Court. TVI claimed that this amount reflects the excess of the cost to it of building and operating its own network over the prices it would have paid had it chosen to use the publicly-owned backbone network, as well as loss of profit which it would have made had it used that network, which TVI argues is more extensive and more developed than its own. In 2009, both parties reached an agreement and the claim finished. PT Comunicações did not have to pay any amount.

In September 2003, HLC - Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC - Engenharia e Gestão de Projectos, SA (collectively, “HLC’’) filed a law suit against PT Comunicações in the Lisbon Civil Court seeking to be compensated by Euro 15 million, arguing that PT Comunicações (i) ceased rendering fixed telephone services; (ii) ceased rendering interconnection services; and (iii) interrupted the rendering of PT Comunicações’ leased line services and that these actions caused HLC to go bankrupt, injured HLC’s image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC’s losses. This claim has been closed in 2009 because the Court ruled in favour of PT Comunicações and HLC did not appeal.

In March 2004, TV TEL Grande Porto - Comunicações, SA, or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to its telecommunication ducts in Oporto, thereby undermining and delaying the installation and development of TV TEL’s telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, a PT Multimedia subsidiary and at the time a direct competitor of TV TEL. TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defence to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações’s ducts, (2) all of TV TEL’s requests were lawfully and timely responded to by PT Comunicações according to its general infra-structure management policy, and (3) TV TEL’s claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and the new dates for trial are scheduled for May 2010.

In December 2008, Oni SGPS, SA (“Oni”) filed an arbitral claim against TMN in the Centre of Commercial Arbitration of the Chamber of Commerce and Industry of Lisbon for the reimbursement of more than Euro 36 million, as a result of the non fulfilment of the national roaming agreement celebrated between TMN and Ony Way — Infocomunicações, SA. TMN submitted its defence to this claim in February 2009, namely stating that Oni does not bring any facts that may support its claim other than its own responsibility or the risks behind Oni Way business. In February 2010, the Centre of Commercial Arbitration ruled a final decision, and TMN was condemned to pay an amount of Euro 6.9 million. As at 31 December 2009, Portugal Telecom had recorded a provision for this legal action.

45.2. Claims and legal actions

Proceedings with probable losses

As at 31 December 2009 and 2008, there were several claims and legal actions against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 38), based on the opinion of its internal and external legal counsel, to cover the probable future outflows, as follows:

Euro

	2009	2008
Civil claims	46,188,041	34,248,013
Labor claims	20,678,751	16,443,937
Other	2,902,515	3,110,758
	69,769,307	53,802,708

Proceedings with possible losses

As at 31 December 2009 and 2008, there were several claims and legal actions against certain subsidiaries of the Group, for which the most important ones are described above and whose settlement is considered to be possible based on the information provided by its legal counsel. The nature of those claims and legal actions is as follows:

Euro

	2009	2008
Civil claims	121,789,395	200,117,502
Labor claims	60,995,691	45,680,158
Other	46,881,288	32,757,171
	229,666,374	278,554,831

45.3. Tax contingencies

As at 31 December 2009 and 2008, Portugal Telecom has recorded a provision for taxes amounting to Euro 37,969,785 and Euro 37,499,364 (Note 38), respectively, which relates to probable tax contingencies estimated based on internal information and the opinion of external tax advisors.

There are several other tax contingencies against certain subsidiaries of the Group, whose settlement is considered to be possible based on the information provided by Portugal Telecom’s legal counsel. As at 31 December 2009, these tax contingencies amounted to Euro 842 million, which include Euro 5 million related to domestic operations, Euro 765 million related to Vivo and Euro 72 million related to other foreign operations.

Vivo’s tax contingencies result mainly from the complexity of the Brazilian tax regulation and include primarily matters that have been raised by the local tax  authorities not only in relation to Vivo but also to all the other telecommunication operators located in Brazil. As at 31 December 2009, the nature of tax contingencies from Vivo is as follows:

•                  Tax assessments totalling R$ 1,360 million (Euro 271 million) related to federal taxes, namely income taxes, PIS (Social Integration Programme) and COFINS (Contribution to the Financing of Social Security);

•                  Tax assessments amounting to R$ 1,095 million (Euro 218 million) related to the application of Fistel fees (spectrum fees) in connection with the renewal of telecommunication licenses;

•                  Tax assessments totalling R$ 624 million (Euro 124 million) related to the application of ICMS (value added tax);

•                  Tax assessments totalling R$ 566 million (Euro 113 million) related to the application of Fust (fund to improve the general access to telecommunications services) and Funtel (National Telecommunications Fund) fees; and

•                  Tax assessments totalling R$ 197 million (Euro 39 million) related to several other tax matters, including municipal taxes and social security.

In addition to the above mentioned tax contingencies, there are some tax contingencies against certain Portuguese subsidiaries of the Group which are primarily related to the deductibility of certain financial costs incurred between 2004 and 2007 (Euro 120 million) and the deductibility of a capital loss occurred in 2007 following the liquidation of a subsidiary (Euro 63 million). Portugal Telecom already received tax assessments regarding these matters for all the years mentioned above and granted bank guarantees to tax authorities totalling Euro 78 million (Note 42) related to the years 2004 and 2005. As at 31 December 2009, Portugal Telecom strongly disagrees with these assessments and considers, based on the opinion of its tax advisers, that there are solid arguments to oppose the position of the tax authorities.

46.  Subsequent events

On 7 February 2010, Portugal Telecom agreed to acquired a 100% equity stake in GPTI, SA (“GPTI”), a company which renders services related to information systems and technologies. The purchase price of this acquisition will be made through the issuance of shares of Dedic, Portugal Telecom’s call centre operation in Brazil, which as at 31 December 2009 was wholly-owned by the Group. Following this acquisition, current shareholders of GPTI will hold a 12.5% stake in Dedic which, depending on the operational and financial performance of the acquired company in 2010 and 2011, may be reduced or increased from 5% to 20%. GPTI has a strong customer base and about 75% of its revenues in 2009 (R$ 140 million or Euro 51 million) is derived from recurring contracts. The financial debt of GPTI amounts to R$ 80 million (Euro 32 million).

Regarding the proceeding initiated by Autoridade da Concorrência in 2004 against PT Comunicações, alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed, following which the Autoridade da Concorrência imposed a fine of Euro 38 million on PT Comunicações in August 2007, the Commerce Court of Lisbon decided on 2 March 2010 to cancel the fine of Euro 38 million applied to Portugal Telecom. Autoridade da Concorrência still has an option within 10 days from this decision to appeal to a superior court.

EXHIBITS

I.                 Subsidiary companies

II.             Companies consolidated using the proportional method

III.         Associated companies

I. Subsidiaries

The following companies were included in the consolidation as at 31 December 2009 and 2008.

Subsidiaries located in Portugal:

					Percentage of ownership
					Dec 09	Dec 08
Company	Notes	Head office	Activity	Direct	Effective	Effective
Portugal Telecom (Empresa-mãe)	Note 1	Lisbon	Holding company.
Directel - Listas Telefónicas Internacionais, Lda. (“ Directel”)		Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	75.00%	75.00%
Infonet Portugal — Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%
Janela Digital - Informativo e Telecomunicações, Lda	(a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT Comunicações (50%)	50.00%	50.00%
Portugal Telecom Inovação, SA (“ PT Inovação”)		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	PT Portugal (100%)	100.00%	100.00%
Postal Network — Prestação Serviços de Gestão Infra-estrutura.cominic. ACE	(a)	Lisbon	Providing postal network services.	PT Prime (51%)	51.00%	51.00%
Previsão — Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	Portugal Telecom (82.05%)	82.05%	82.05%
PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras — Serviços de Consultoria e Negociação, SA		Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%
PT Comunicações, SA		Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%
PT Contact - Telemarketing e Serviços de Informação, SA (“PT Contact”)		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Portugal (100%)	100.00%	100.00%
PT Imobiliária, SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%
PT Investimentos Internacionais, SA (“ PT II”)		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, SA (“ PT Móveis”)		Lisbon	Management of investments in the mobile business.	TMN (100)%	100.00%	100.00%
PT Participações, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Portugal, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA (“ PT Prestações”)		Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%
PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, SA		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Comunicações (100%)	100.00%	100.00%
PT Prime Tradecom — Soluções Empresariais de Comércio Electrónico, SA (“Tradecom”)		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (68.98%)	68.98%	66.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	PT Portugal (100%)	100.00%	100.00%
PT Sales - Serviços de Telecomunicações e Sistemas de Informação , SA (“PT Sales”)		Lisbon	Provision of telecommunications services and IT systems and services.	PT Portugal (100%)	100.00%	100.00%
PT Ventures, SGPS, SA		Lisbon	Management of investments in international markets.	Africatel (100%)	100.00%	100.00%
PT-Sistemas de Informação, SA (“ PT SI”)		Oeiras	Provision of IT systems and services.	PT Portugal (99.8%); PT Comunicações (0.1%); TMN (0.1%)	100.00%	100.00%
Superemprego - Sistemas de Informação para Gestão de Recursos Humanos, SA (“Superemprego”)	(b)	Lisbon	Management and collection of information about the labor market.	—	—	63.75%
TMN — Telecomunicações Móveis Nacionais, SA		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Portugal (100%)	100.00%	100.00%
TPT - Telecomunicações Publicas de Timor, SA (“ TPT”)		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Participações (76.14%)	76.14%	76.14%
Use.it® - Virott e Associados, Lda.	(a)	Lisbon	Provision of research, design, programming, information and support systems.	PT SGPS (52.50%)	52.50%	52.50%

(a)          These companies were consolidated by the equity method.

(b)         In 2009, PT Comunicações acquired a 36.25% stake in Superemprego and therefore obtained full control of this company. Subsequently, Superemprego was merged through the incorporation of its assets and liabilities into PT Comunicações.

Subsidiaries located in Brazil:

					Percentage of ownership
					Dec 09	Dec 08
Company	Notes	Head office	Activity	Direct	Effective	Effective
Dedic, SA (antes Mobitel, SA)		São Paulo	Call center services.	PT Brasil (100%)	100.00%	100.00%

Portugal Telecom Brasil, SA (“PT Brasil”)		São Paulo	Management of investments.	Portugal Telecom (99.95%); PT Comunicações (0.05%)	100.00%	100.00%

Portugal Telecom Inovação Brasil, Ltda.		São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%

PT Multimédia.com Brasil, Ltda. (“PTM.com Brasil”)		São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%

Subsidiaries located in Africa:

					Percentage of ownership
					Dec 09	Dec 08
Company	Notes	Head office	Activity	Direct	Effective	Effective

Cabo Verde Móvel	(a)	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%

Cabo Verde Multimédia	(a)	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%

Cabo Verde Telecom	(a)	Praia	Provides telecommunications services.	PT Ventures (40%)	30.00%	30.00%

Cellco - Ste Cellulaire du Congo SARL	(b)	Congo	Telecommunications services in Congo	PT II (61%)	61.00%	—

Contact Cabo Verde — Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%

CST — Companhia Santomense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	Africatel (51%)	38.25%	38.25%

Directel Cabo Verde — Serviços de Comunicação, Lda.		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%); Cabo Verde Telecom (40%)	57.00%	57.00%

Directel Uganda — Telephone Directories, Limited	(c)	Uganda	Publication of telephone directories.	Directel (100%)	75.00%	75.00%

Elta - Empresa de Listas Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories.	Directel (55%)	41.25%	41.25%

Guinetel, S.A	(c)	Bissau	Provision of public telecommunications services.	Africatel (55%)	41.25%	41.25%

Inovetel - Inovação e Sistemas de Comunicação, SA	(d)	Luanda	Provision of telecommunications services and IT systems and services.	PT Inovação (100%)	100.00%	—

Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	45.00%	45.00%

LTM - Listas Telefónicas de Moçambique, Lda.		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	37.50%	37.50%

Mobile Telecommunications Limited	(e)	Namíbia	Mobile cellular services operator	Africatel (34%)	25.50%	25.50%

(a)          Portugal Telecom has the majority of board members of Cabo Verde Telecom and therefore is able to control its financial and operating policies.

(b)         This company was acquired in 2009 and was consolidated by the equity method.

(c)          These companies were consolidated by the equity method.

(d)         This company was incorporated in 2009 and was consolidated by the equity method.

(e)          Under the shareholders agreement entered into with the remaining shareholders of MTC, Portugal Telecom has the power to set and control financial and operating policies of this company.

Other subsidiaries:

					Percentage of ownership
					Dec 09	Dec 08
Company	Notes	Head office	Activity	Direct	Effective	Effective
Africatel		Amsterdam	Management of investments	Portugal Telecom (75%)	75.00%	75.00%

AGTEL, BV	(a)	Amsterdam	Management of investments.	—	—	100.00%

CVTEL, BV	(b)	Amsterdam	Management of investments.	PT Ventures (100%)	100.00%	100.00%

Direct Media Ásia		Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support.	Directel (100%)	75.00%	75.00%

Portugal Telecom Ásia, Lda.(“PT Ásia”)	(b)	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (99.84%); PT Comunicações (0.16%)	100.00%	99.96%

Portugal Telecom Europa, S.P.R.L. (“PT Europa”)	(b)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%

Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%

Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	TPT (54.01%)	41.12%	41.12%

(a)          This company was liquidated in 2009.

(b)         These companies were consolidated by the equity method.

II. Companies consolidated using the proportional method

					Percentage of ownership
					Dec 09	Dec 08
Company	Notes	Head office	Activity	Direct	Effective	Effective
Avista	(a)	São Paulo	Management of investments.	—	—	50.00%

Portelcom Participações, SA (“Portelcom”)		São Paulo	Management of investments.	Brasilcel (60.15%); Ptelecom Brasil (39.85%)	50.00%	50.00%

Ptelecom Brasil, SA (“Ptelecom”)		São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Sudeste Celular Participações, SA (“Sudeste Celularl”)	(a)	São Paulo	Management of investments.	—	—	50.00%

Tagilo Participações, Lda, (“Tagilo”)	(a)	São Paulo	Management of investments.	—	—	50.00%

TBS Celular Participações, SA (“TBS”)		São Paulo	Management of investments.	Brasilcel (73.27%); Sudeste Celular(22.99%)	48.13%	48.13%

Telemig Celular	(b)	Minas Gerais	Mobile cellular services operator.	Telemig Celular Participações (100%)	29.71%	17.91%

Telemig Celular Participações	(b)	Minas Gerais	Management of investments.	—	—	18.68%

Vivo Participações, SA (“Vivo Participações”)	(c)	São Paulo	Management of investments.	Brasilcel (36.47%); Portelcom (18.74%); TBS (4.38%)	29.71%	31.78%

Vivo, SA		Curitiba	Mobile cellular services operator.	Vivo Participações (100%)	29.71%	31.78%

Brasilcel, N,V, (“Brasilcel”)		Amsterdam	Management of investments.	PT Móveis (50%)	50.00%	50.00%

(a)          In 2009, these companies were merged through the incorporation of its assets and liabilities into Portelcom Participações.

(b)         As mentioned in Note 2, following a corporate restructuring completed in July 2009, these companies became wholly-owned subsidiaries of Telemig Celular Participações and Vivo Participações, respectively. Following this operation, Telemig Celular Participações was merged through the incorporation of its assets and liabilities into Vivo Participações.

(c)          As at 31 December 2009, the voting rights in Vivo Participações were 44.2%.

III. Associated companies

The associated companies as at 31 December 2009 and 2008 are as detailed below.

Associated companies located in Portugal:

					Percentage of ownership
					Dec 09	Dec 08
Company	Notes	Head office	Activity	Direct	Effective	Effective
Broadnet Portugal		Lisbon	Provision of services to access the internet.	Portugal Telecom (21.27%)	21.27%	21.27%

Caixanet — Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	PT Prime (10%); PT SI (5%)	15.00%	15.00%

Capital Criativo - SCR, SA	(a)	Loures	Management of investments.	PT Comunicações (20%)	20.00%	—

Entigere — Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	PT Participações (25%)	25.00%	25.00%

INESC — Instituto de Engenharia de Sistemas e Computadores, SA (“INESC”)		Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26.36%); PT Comunicações (9.53%)	35.89%	35.89%

INESC Inovação - Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	INESC (90%)	32.30%	32.30%

Multicert — Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%

Páginas Amarelas, SA (“Páginas Amarelas”)		Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%); PT Prime (0.125%)	25.00%	25.00%

PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	PT Comunicações (49%)	49.00%	49.00%

SGPICE - Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA	(b)	Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11.11%); Portugal Telecom (22.22%)	33.33%	22.22%

Siresp — Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	PT Participações (30.55%)	30.55%	30.55%

Sportinvest Multimédia, S.A.		Lisbon	Provides services of sports contents for the main market players, including televisions, mobile operators and ISP’s.	Sportinvest Multimédia (100%)	50.00%	50.00%

Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%

Tele Larm Portugal — Transmissão de Sinais, SA		Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%

Tradeforum-Soluções de Comercio Electronico, A.C.E.		Lisbon	Provides solutions for e-commerce business-to-business on the domestic market and solutions for automate the purchase process.	Portugal Telecom (50%)	33.00%	33.00%

TV Lab - Serviços e Equipamentos Interactivos, SA		Lisbon	Developing digital tv interactive solutions.	PT Comunicações (50%)	50.00%	50.00%

Vantec — Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	Portugal Telecom (25%)	25.00%	25.00%

Wisdown Tele Vision — Serviços e Produtos de Televisão, Lda	(c)	Lisbon	Development of services and products related to new technology in the TV market	—	—	50.00%

(a)      This company was incorporated in 2009.

(b)      In 2009, Portugal Telecom acquired a 11,11% stake of this company.

(c)      PT Comunicações disposed of this company in 2009 for an amount of Euro 1,750,000.

Associated companies located in Africa:

					Percentage of ownership
					Dec 09	Dec 08
Company	Notes	Head office	Activity	Direct	Effective	Effective
Guiné Telecom — Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L.		Bissau	Provision of public telecommunications services.	Africatel (40.14%)	30.11%	30.11%

Médi Télécom	(a)	Casablanca	Provision of mobile services in Morocco.	—	—	32.18%

Multitel - Serviços de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	Africatel (40%)	30.00%	30.00%

Teledata de Moçambique, Lda.		Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PT Ventures (25%)	18.75%	18.75%

Unitel		Luanda	Provision of mobile telecommunications services in Angola.	PT Ventures (25%)	18.75%	18.75%

(a)      As described in Note 30, this company was disposed of in 2009.

Other associated companies (including Brazil):

					Percentage of ownership
					Dec 09	Dec 08
Company	Notes	Head office	Activity	Direct	Effective	Effective
Tradecom Brasil, SA		São Paulo	Development of electronic commerce services in Latin America.	Portugal Telecom (20%)	20.00%	20.00%

UOL, Inc,		São Paulo	Provides Internet services and produces Internet contents.	Portugal Telecom (21.95%); PT Brasil (6.83%)	28.78%	29.00%

CTM — Companhia de Telecomunicações de Macau, SAR.L.		Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%); PT Participações (25%)	28.00%	28.00%

Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	PT Participações (44.62%)	44.62%	44.62%

Tradecom International, NV		Rotterdam	Development of electronic commerce services in Latin America.	Portugal Telecom (20%)	20.00%	20.00%

Report and opinion of the Audit Committee

Translation of the original version issued in the Portuguese Language

REPORT AND OPINION OF THE AUDIT COMMITTEE

ON THE CONSOLIDATED ANNUAL REPORT AND ACCOUNTS

FOR THE FISCAL YEAR OF 2009

1 – Introduction

Under the terms and for the purposes of paragraph g) to Article 423-F of the Portuguese Companies Act and of Article 28 of the Company’s articles of incorporation, the Audit Committee of Portugal Telecom, SGPS, SA (“The Company” or “PT SGPS”) hereby presents its report and opinion on the Consolidated Annual Report and Accounts of the Portugal Telecom Group for the year ended December 31, 2009.

2 – Supervisory activities

Within its responsibilities as the Company’s supervisory body, in 2009 the Audit Committee has overseen the management and the evolution of the Company’s businesses and its compliance with the applicable legal, regulatory and accounting rules and pursued various supervisory activities of the quality and integrity of the consolidated financial information preparation and disclosure processes of the Portugal Telecom Group.

During the fiscal year, the Audit Committee held periodic meetings with the officers responsible for the preparation of the Company’s Consolidated Annual Report and Accounts and of the accounts of relevant subsidiaries, as well as with the Company’s Independent Auditors and the Statutory Auditor, with which discussed the adequacy of the accounting principles and valuation criteria adopted in the closing of the accounts and of the criteria adopted in the preparation of the management report. In addition, the Audit Committee has reviewed the Statutory Auditor’s Opinion and the Independent Auditors’ Report, both referring to the aforementioned consolidated financial statements approved by the Board of Directors, which were issued without any qualifications.

www.telecom.pt

1

The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor, as well as of the quality, integrity and effectiveness of the Company’s internal control and risk management systems and of the internal audit function.

As far as the internal control system is concerned, we highlight that it was certified by the Company’s Independent Auditors in 2009, by reference to the year of 2008, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act and on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations).

The aforementioned supervisory activities will be further detailed in the Audit Committee’s activities report relating to the year of 2009 disclosed in the Company’s website.

3 – Statement of Responsibility

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Audit Committee of Portugal Telecom, SGPS, SA identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Audit Committee, while in office:

•                  The information in the management report, the annual financial statements, the statutory audit opinion and the other financial documentation required by law or regulation concerning the financial year ended 31 December 2009 were prepared in accordance with the applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of Portugal Telecom, SGPS, SA and of the undertakings included in the consolidation perimeter;

•                  The management report for such financial year includes a fair review of the development of the businesses, of the performance and of position of Portugal Telecom, SGPS, SA and

2

of the undertakings included in the consolidation perimeter, including namely an accurate description of the main risks and uncertainties that those entities face.

4 – Opinion on the consolidated report and accounts for the fiscal year of 2009

As a result of the above, it is the opinion of the Audit Committee that the Consolidated Report and Accounts of the Portugal Telecom Group for the fiscal year ended December 31, 2009, which include the consolidated income statement, statement of comprehensive income, statement of financial position, statement of changes in equity and statement of cash flows and related notes thereto, for the year then ended, comply with the applicable accounting principles and legal and statutory provisions, and should be approved by the General Shareholders Meeting of PT SGPS.

Lisbon, March 4, 2010

THE CHAIRMAN OF THE AUDIT COMMITTEE

/s/ João Manuel de Mello Franco
(João Manuel de Mello Franco)

THE MEMBERS

/s/ José Guilherme Xavier de Basto	/s/ Mário João de Matos Gomes
(José Guilherme Xavier de Basto)	(Mário João de Matos Gomes)

3

Statutory auditor’s report

P. MATOS SILVA,
GARCIA JR., P. CAIADO
& ASSOCIADOS
SOCIEDADE DE REVISORES OFICIAIS DE CONTAS

STATUTORY AUDITORS’ OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

INTRODUCTION

1.   We have examined the consolidated financial statements of Portugal Telecom, SGPS, S.A. (“Company”) for the fiscal year 2009, comprising the consolidated statement of financial position as of December 31, 2009 (which reflect total assets of 14.831.206.331 Euros and a shareholders’ equity of 2.384.769.377 Euros, including a net income attributable to equity holders of the parent and recognised in the consolidated income statement of 683.931.019 Euros and a total of minority interests of 1.067.261.255 Euros), and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statements. These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”), as adopted in the European Union.

RESPONSIBILITIES

2.   The Company’s Board of Directors is responsible for the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, of the consolidated results of their operations, of their consolidated comprehensive income, of their consolidated changes in equity and of their consolidated cash flows, for the adoption of adequate accounting policies and criteria and for the maintenance of an appropriate system of internal control, as well as for the disclosure of any relevant facts that have influenced the operations, the financial position or the results of operations of the companies included in the consolidation perimeter.

3.   It is our responsibility to report our independent professional opinion, based on our audit of such financial statements.

SCOPE

4.   Our audit was performed in accordance with generally accepted Portuguese Statutory Auditing Standards, which require our audit to be planned and performed in order to provide reasonable assurance that the consolidated financial statements are free from material misstatements. Therefore, our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, and assessment of the significant estimates, which were based on judgements and criteria defined by the Board of Directors, used in the preparation of the consolidated financial statements, the

Sócios: Pedro Matos Silva, António Pires Caiado, João Paulo Ferreira, Luisa Maria Rebordão
R. Machado de Castro, 76, 4° Dto 3000-320 Coimbra Telf.: 239 836 532 Fax: 239 836 937 E-mail: ms.sroc.co@mail.telepac.pt
R. Luciano Cordeiro, 113, 6° Esq. 1150-214 Lisboa Telf.: 213 522 176 Fax: 213 521 924 E-mail: ms.sroc.lx@netcado.pt

Capital social: 7 500 €uros - Contribuinte n° 501 801 804 - Inscrição na O.R.O.C. com o n° 44
Inscrição no Registo de Auditores da Comissão do Mercado de Valores Mobiliãrios n° 1054 checking of the consolidation procedures, and that the financial statements of the companies included in the consolidation have been properly examined, assessment of the adequacy and consistency of the accounting policies adopted and related disclosures, in the circumstances, examination of the adequacy of the going concern basis of preparation of the consolidated financial statements, and evaluation of the overall adequacy of the presentation of the consolidated financial statements.

5.  Our examination also included the checking of the agreement of the financial information included in the consolidated Board of Directors’ Report with the consolidated financial statements.

6.  We consider that the audit that we performed provides a reasonable basis for the expression of our opinion.

OPINION

7.  In our opinion, the consolidated financial statements mentioned above, give a true and fair view, in all material respects, of the consolidated financial position of Portugal Telecom, SGPS, S.A. and subsidiaries as of December 31, 2009, and of the consolidated results of their operations, of their consolidated comprehensive income, of their consolidated changes in equity and of their consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (“IFRSs”), as adopted in the European Union, applied on a consistent basis with the previous year.

Lisbon, March 5,2010

P. Matos Silva, Garcia Jr., P. Caiado & Associados
Sociedade de Revisores Oficiais de Contas
represented by

/s/ Pedro Matos Silva
Pedro Matos Silva

Independent auditor`s report

Deloitte & Associados, SROC S.A.
Inscrição na OROC n° 43
Registo na CMVM n° 231

Edificio Atrium Saldanha
Praça Duque de Saldanha, 1 - 6°
1050-094 Lisboa
Portugal

Tel: +(351) 210 427 500
Fax: +(351) 210 427 950
www.deloitte.pt

AUDITORS’ REPORT

CONSOLIDATED FINANCIAL STATEMENTS

(Translation of a report originally issued in Portuguese)

Introduction

1.                   Pursuant to the article 245 of Portuguese Securities Market Code we hereby present our Auditors’ Report on the consolidated financial information contained in the Board of Directors’ Report and the accompanying consolidated financial statements of Portugal Telecom, SGPS, S.A. (“the Company”) and its subsidiaries for the year ended 31 December 2009, which comprise the consolidated statement of financial position as of 31 December 2009 that presents a total of 14,831,206,331 Euros and shareholders’ equity of 2,384,769,377 Euros, including a net profit attributable to the shareholders of the Company of 683,931,019 Euros, the consolidated statements of income and of comprehensive income, of changes in shareholders’ equity and of cash flows for the year then ended and the corresponding notes.

Responsibilities

2.                   The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, the consolidated results and the comprehensive income of their operations, the changes in consolidated shareholders’ equity and their consolidated cash flows; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards as adopted in the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position and results of operations.

3.                   Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Deloitte refers to one of more of Deloitte Touched Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

Tipo: Sociedade civil sob a forma comercial | Capital Social: 500.000.00 Euros | Matricula C.R.C. de Lisboa e NIPC : 501 776 311 Sede: Edificio Atrium Saldanha, Praça Duque de Saldanha, 1 - 6°, 1050-094 Lisboa | Porto: Bom Sucesso Trade Center, Praça do Bom Sucesso 61 - 13°, 4150-146 Porto

Member of Deloitte Touche Tohmatsu

Scope

4.                    Our audit was performed in accordance with the Auditing Standards (“Normas Técnicas e as Directrizes de Revisão/Auditorial) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. An audit also includes verifying that the consolidated financial information included in the Board of Directors’ Report is consistent with the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5.                    In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2009 and the consolidated results and comprehensive income of its operations, the changes on its consolidated shareholders’ equity and its consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards as adopted in the European Union and the financial information contained therein is, under the terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Lisbon, 4 March 2010

/s/ João Luis Falua Costa da Silva
Deloitte & Associados, SROC S.A.
Represented by João Luis Falua Costa da Silva

2

Corporate governance report

The purpose of this report is to disclose the corporate governance structure and practices adopted by the Company with a view to complying with the provisions of the Recommendations of the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários — “CMVM”) on Corporate Governance of Listed Companies as published in September 2007, as well as with the best international corporate governance practices. This report has been drawn up in accordance with articles 7 and 245-A of the Portuguese Securities Code and the form attached to CMVM Regulation no. 1/2010, which regulation is adopted by PT following indication by the CMVM, under Circular issued on 26 January 2010, that the CMVM would prefer that listed company corporate governance reports for the financial year of 2009 be prepared in accordance with such form.

CONTENTS

CHAPTER 0. CORPORATE GOVERNANCE RULES	191

CORPORATE GOVERNANCE RULES APPLICABLE TO PT	191
STATEMENT OF COMPLIANCE WITH CMVM 2007 RECOMMENDATIONS	192

INTRODUCTION	200

PT STRUCTURE	200
CORPORATE GOVERNANCE	201

CHAPTER I. GENERAL MEETING OF SHAREHOLDERS	203

I.1. IDENTIFICATION OF THE MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS	203
I.2. MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS — COMMENCEMENT AND EXPIRATION OF TERMS OF OFFICE	204
I.3. INDICATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS	204
I.4. INDICATION OF BLOCKING PERIOD REQUIRED FOR PARTICIPATION IN THE GENERAL MEETING OF SHAREHOLDERS	204
I.5. INDICATION OF RULES APPLICABLE TO SHARE BLOCKING IN THE EVENT OF ADJOURNMENT OF THE GENERAL MEETING OF SHAREHOLDERS	204
I.6. NUMBER OF SHARES CORRESPONDING TO ONE VOTE	204
I.7. LIMITATIONS ON VOTING RIGHT EXERCISE OR VOTE COUNTING	205
I.8. BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS	205
I.9. EXISTENCE OF BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE	205
I.10. MAKING AVAILABLE A FORM FOR THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE	205
I.11. REQUIREMENT FOR A PERIOD OF TIME BETWEEN RECEIPT OF THE DECLARATION OF VOTE BY CORRESPONDENCE AND THE DATE OF THE GENERAL MEETING OF SHAREHOLDERS	206
I.12. EXERCICE OF VOTING RIGHTS BY ELECTRONIC MEANS	206
I.13. EXTRACTS FROM MINUTES OF GENERAL MEETINGS OF SHAREHOLDERS	206
I.14. BACKGROUND INFORMATION ON GENERAL MEETINGS OF SHAREHOLDERS	206
I.15. INDICATION OF THE REPRESENTATIVE(S) OF THE COMPENSATION COMMITTEE ATTENDING GENERAL MEETINGS OF SHAREHOLDERS	207
I.16. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN THE REMUNERATION AND EVALUATION POLICY	207
I.17. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN SHARE ALLOTMENT PLANS FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS	208
I.18. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN A PENSION BENEFIT SYSTEM FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS	208
I.19. BYLAWS PROVISION REGARDING THE SUBMISSION TO THE GENERAL MEETING OF SHAREHOLDERS , EVERY FIVE YEARS, OF THE RULE OF LIMITATION OF VOTES SUSCEPTIBLE OF HOLDING OR EXERCISE BY A SINGLE SHAREHOLDER	208
I.20. DEFENSIVE MEASURES CAUSING EROSION IN THE COMPANY’S ASSETS	208
I.21. SIGNIFICANT AGREEMENTS INCLUDING CHANGE OF CONTROL CLAUSES	208
I.22. AGREEMENTS WITH MEMBERS OF THE BOARD AND OFFICERS PROVIDING FOR COMPENSATION IN THE EVENT OF TERMINATION OF OFFICE FOLLOWING A CHANGE IN CONTROL	209

CHAPTER II. MANAGEMENT AND SUPERVISORY BODIES	210

SECTION I. GENERAL	210
II.1. IDENTIFICATION AND COMPOSITION OF CORPORATE BODIES	210
Board of Directors	210
Executive Committee	211
Audit Committee	211
Chartered Accountant	212
II.2. IDENTIFICATION AND COMPOSITION OF SPECIALIZED COMMITTEES CREATED WITH POWERS IN MATTERS OF CORPORATE MANAGEMENT OR SUPERVISION	212
Evaluation Committee	212
Corporate Governance Committee	213
Structures Supporting the Executive Committee	213

II.3. DISTRIBUTION OF POWERS AMONG THE VARIOUS CORPORATE BODIES, COMMITTEES AND/OR DEPARTMENTS OF THE COMPANY	214
A. MANAGEMENT BODY	214
Board of Directors	214
Executive Committee	215
Powers of the Chairman of the Board of Directors and Chief Executive Officer	215
Division of functions within the Executive Committee	217
Disclosure obligations of the Executive Committee	217
B. SUPERVISORY BODIES	218
Audit Committee	218
Chartered Accountant	219
C. COMMITTEES AND SUPPORTING STRUCTURES	219
Evaluation Committee	219
Corporate Governance Committee	220
Structures Supporting the Executive Committee	221
II.4. ANNUAL REPORT ON THE ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE	222
II.5. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS	223
Financial Reporting Controls	223
II.6. RESPONSIBILITY OF THE MANAGEMENT AND SUPERVISORY BODIES IN THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS	225
II.7. OPERATING RULES OF CORPORATE BODIES	225
Internal regulation and operation of the Board of Directors	225
Operation of the Executive Committee	225
Internal regulation and operation of the Audit Committee	225
Action by the Chartered Accountant	226
Operation of the Evaluation Committee and Corporate Governance Committee	226
Conflicts of interest, maximum number of functions and other incompatibilities	226
SECTION II. MANAGEMENT	227
II.8. WORK COORDINATION MECHANISMS FOR NON-EXECUTIVE MEMBERS	227
II.9. IDENTIFICATION OF THE MAIN ECONOMIC, FINANCIAL AND LEGAL RISKS TO WHICH THE COMPANY IS EXPOSED IN CARRYING OUT ITS BUSINESS	227
II.10. POWERS OF THE MANAGEMENT BODY, NOTABLY AS REGARDS CAPITAL INCREASE RESOLUTIONS	228
II.11. FUNCTION ROTATION POLICY — APPOINTMENT AND SUBSTITUTION OF MEMBERS	229
Function rotation policy	229
Rules on the appointment and substitution of the members of the Board of Directors	229
Rules on the appointment and substitution of members of the supervisory bodies	229
II.12. NUMBER OF MEETINGS OF THE MANAGEMENT AND SUPERVISORY BODIES, AS WELL AS REFERENCE TO MINUTES OF SUCH MEETINGS	229
II.13. NUMBER OF MEETINGS OF THE EXECUTIVE COMMITTEE AND REMITTAL OF ITS MINUTES AND NOTICES	230
II.14. EXECUTIVE AND NON-EXECUTIVE MEMBERS — INCOMPATIBILITY RULES AND INDEPENDENCE CRITERIA	230
Board of Directors	230
Audit Committee	230
II.15. RULES FOR EVALUATION OF INDEPENDENCE OF MANAGEMENT MEMBERS	231
Board of Directors	231
Audit Committee	231
II.16. SELECTION PROCEDURE FOR NON-EXECUTIVE DIRECTOR CANDIDATES	232
II.17. DESCRIPTION OF THE ACTIVITY OF NON-EXECUTIVE DIRECTORS	233
II.18. PROFESSIONAL QUALIFICATIONS OF THE MEMBERS OF THE BOARD OF DIRECTORS, INDICATION OF PROFESSIONAL ACTIVITIES CARRIED OUT BY THE SAME IN THE LAST FIVE YEARS AT LEAST, NUMBER OF SHARES IN THE COMPANY HELD BY THE SAME, DATE OF FIRST APPOINTMENT AND DATE OF EXPIRATION OF TERM OF OFFICE	233
II.19. FUNCTIONS EXERCISED BY THE MEMBERS OF THE MANAGEMENT BODY IN OTHER COMPANIES, INDIVIDUALIZING THOSE EXERCISED IN OTHER COMPANIES OF THE SAME GROUP	233
SECTION III. GENERAL AND SUPERVISORY COUNCIL, COMMITTEE FOR FINANCIAL MATTERS, AUDIT COMMITTEE AND FISCAL COUNCIL	233
II.24. EVALUATION OF THE EXTERNAL AUDITOR	233
II.29. COMPANY REMUNERATION POLICY	234
SECTION IV. REMUNERATION	234
Compensation Committee	234

Independence of the members of the Compensation Committee	234

II.30. DESCRIPTION OF THE REMUNERATION POLICY FOR THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES AS REFERRED TO UNDER ARTICLE 2 OF LAW NO. 28/2009 OF 19 JUNE 2009	235
II.31. REMUNERATION INDIVIDUALLY EARNED BY THE MEMBERS OF THE COMPANY’S MANAGEMENT AND SUPERVISORY BODIES	235
II.32. ALIGNMENT WITH LONG TERM INTERESTS OF THE COMPANY, REMUNERATION BASED ON PERFORMANCE AND DISINCENTIVE TO EXCESSIVE RISK TAKING	239
II.33. ON THE REMUNERATION OF EXECUTIVE DIRECTORS:	239
a) Reference to the fact that the remuneration of executive directors incorporates a variable component, and information on the way as such component depends on performance evaluation;	239
b) Indication of the corporate bodies empowered to carry out the performance evaluation of executive directors;	239
c) Indication of pre-determined criteria for the performance evaluation of executive directors;	240
d) Clarification of the relative significance of the variable and fixed components of director remuneration, as well as indication of maximum limits for each component;	240
e) Indication of the deferment of payment of the variable component of the remuneration, mentioning the deferment period;	240
f) Explanation on how the payment of the variable remuneration is subject to continued positive performance by the company all along the deferment period;	240
g) Sufficient information on the criteria on which the allocation of a variable remuneration in shares is based, as well as on executive directors keeping any shares granted them in the company, on any agreement executed as to such shares, notably hedging or risk transfer agreements, the limit thereof, and their relationship to the amount of the overall annual remuneration;	241
h) Sufficient information on the criteria on which the allocation of a variable remuneration in options is based, and indication of deferment period and exercise price;	241
i) Identification of the main parameters of and grounds for any annual prize system and any other non-pecuniary benefits;	241
j) Remuneration paid in the form of profit sharing and/or prize payment, and the reasons why such prizes and/or profit sharing were granted;	241
l) Compensations paid or due to former executive directors in respect of termination of office during the financial year;	241
m) Reference to contractual limitation as established for any compensation to be paid upon removal without just cause of a director, and its relationship with the variable component of the remuneration.	241
n) Amounts paid, for any reason whatsoever, by other companies in a control or group relationship;	242
o) Description of the main characteristics of complementary pension or early retirement systems for directors, specifying whether the same were subject to appraisal by the general meeting of shareholders;	242
p) Estimate of the value of material non-pecuniary benefits deemed as remuneration not covered by the foregoing situations;	242
q) Existence of mechanisms preventing executive directors from executing agreements that might put into question the reason for a variable remuneration.	242
II.34. REFERENCE TO THE FACT THAT THE REMUNERATION OF NON-EXECUTIVE DIRECTORS OF THE MANAGEMENT BODY DOES NOT INCORPORATE VARIABLE COMPONENTS	242
II.35. WHISTLEBLOWING	242
SECTION V. SPECIAL COMMITTEES	243
II.36. PERFORMANCE EVALUATION, GOVERNANCE AND APPOINTMENT COMMITTEES	243
II.37. NUMBER OF MEETINGS OF THE COMMITTEES AND MINUTES OF SUCH MEETINGS	243
II.38. REFERENCE TO THE FACT THAT A MEMBER OF THE REMUNERATION COMMITTEE HAS KNOWLEDGE AND EXPERIENCE IN THE MATTER OF REMUNERATION POLICY	244
II.39. INDEPENDENCE OF THE PERSONS HIRED BY THE REMUNERATION COMMITTEE	244

CHAPTER III. INFORMATION AND AUDITING	245

III.1. CAPITAL STRUCTURE	245
III.2. QUALIFIED HOLDINGS IN THE SHARE CAPITAL IN THE ISSUER, CALCULATED IN ACCORDANCE WITH ARTICLE 20 OF THE PORTUGUESE SECURITIES CODE	246
III.3. IDENTIFICATION OF SHAREHOLDERS WITH SPECIAL RIGHTS AND DESCRIPTION OF SUCH RIGHTS	246
III.4. ANY RESTRICTIONS TO SHARE TRANSFERABILITY, SUCH AS CONSENT CLAUSES FOR DISPOSAL, OR LIMITATIONS TO SHARE OWNERSHIP	247
III.5. SHAREHOLDERS’ AGREEMENTS OF WHICH THE COMPANY IS AWARE AND MIGHT LEAD TO RESTRICTIONS IN THE TRASFER OF SECURITIES OR VOTING RIGHTS	247
III.6. RULES APPLICABLE TO AMENDMENT TO THE BYLAWS OF THE COMPANY	247
Constitutive quorum for the General Meeting of Shareholders	247
Resolution quorum for the General Meeting of Shareholders	247
III.7. CONTROL MECHANISMS PLANNED FOR ANY EMPLOYEE CAPITAL HOLDING SYSTEM TO THE EXTENT THAT VOTING RIGHTS ARE NOT EXERCISED BY SUCH EMPLOYEES	247
III.8. DESCRIPTION OF THE ISSUER’S SHARE PRICE EVOLUTION	248
III.9. DESCRIPTION OF THE DIVIDEND DISTRIBUTION POLICY ADOPTED BY THE COMPANY	248
Dividend Distribution policy	248
Dividend distributed in the last financial years	249

III.10 MAIN CHARACTERISTICS OF SHARE ALLOTMENT AND SIMILAR PLANS	250
III.11. TRANSACTIONS WITH THE MANAGEMENT AND SUPERVISION OR COMPANIES IN A CONTROL OR GROUP RELATIONSHIP	250
III.12. TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING	250
III.13. INTERVENTION OF THE SUPERVISORY BODY IN THE PRIOR EVALUATION OF TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING	250
III.14. DESCRIPTION OF STATISTICAL DATA (NUMBER, AVERAGE AND MAXIMUM VALUE) FOR TRANSACTIONS SUBJECT TO PRIOR INTERVENTION BY THE SUPERVISORY BODY	251
III.15. ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE	251
III.16. REFERENCE TO THE EXISTENCE OF AN INVESTOR SUPPORT OFFICE OR OTHER SIMILAR SERVICE	251
III.17. INDICATION OF THE AMOUNT OF ANNUAL REMUNERATION PAID TO THE AUDITOR AND OTHER INDIVIDUALS OR CORPORATIONS IN THE SAME NETWORK SUPPORTED BY THE COMPANY AND OR BY CORPORATIONS IN A CONTROL OR GROUP RELATIONSHIP, AS WELL AS SPECIFICATION OF THE PERCENTAGE OF EACH TYPE OF SERVICE	252
III.18. REFERENCE TO THE ROTATION PERIOD OF THE EXTERNAL AUDITOR	253

ANEXO I	254

United States rules applicable to PT as a Foreign Private Issuer	254

APPENDIX II	257

Code of Ethics	257
Code of Ethics for Senior Financial Officers	257
Proceedings implemented by PT for compliance with the rules applicable to Officer and Related Party Transactions	258
a) Transactions by Group Officers	258
b) Related Party Transactions	258
Sustainable Development and Social Responsibility Policy	259

APPENDIX III	261

Functions performed by members of the management body in other companies	261
Professional qualifications and professional activities performed during the last 5 years	269

APPENDIX IV	278

Declaration of the Board of Directors on the remuneration applicable to PT Group officers (in the meaning of article 248B-3 of the Portuguese Securities Code)	278

APPENDIX V	279

Statement of the Compensation Committee on the remuneration policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS, S.A.	279

CHAPTER 0. CORPORATE GOVERNANCE RULES

CORPORATE GOVERNANCE RULES APPLICABLE TO PT

In this regard, it should be stressed that most CMVM Recommendations on the governance of listed companies published in September 2007 (“CMVM 2007 Recommendations”)(1) are fully adopted by Portugal Telecom, and are reflected on its corporate governance model(2). This model’s integrity, transparency and strictness have been reinforced as well by the Company’s compliance with the binding rules and best practices applicable to foreign private issuers with securities admitted to trading on the New York Stock Exchange (“NYSE”).

In fact, as an issuer of securities admitted to trading on NYSE qualifying as a foreign private issuer, PT is subject to the mandatory rules set forth, notably, in Rule 10A-3 on Listing Standards Relating to Audit Committees issued by the Securities and Exchange Commission (“SEC”) for regulation purposes under Section 10A(m) of the Securities Exchange Act, as amended by the Sarbanes-Oxley Act, and the Final Rules approved by NYSE on corporate governance (Section 303A Corporate Governance Standards), all as described in Appendix I hereto.

PT is also subject to other rules adopted at internal level, which are relevant in its corporate governance structure, particularly the Regulations of the Board of Directors and its internal committees, as well as the Audit Committee Regulation.

Additionally, PT has approved several conduct and transparency rules, i.e. the Group’s Code of Ethics, the Code of Ethics for Senior Financial Officers, the rules on Transactions by Officers and the reviewed rules on Transactions with Related Parties as adopted at the end of the 2009 financial year, as well as a Sustainable Development and Social Responsibility Policy. A short description of all these rules is attached hereto as Appendix II.

PT further adopts rules and structures for internal control, risk management and whistleblowing.

(1) Available on www.cmvm.pt.

(2) Notwithstanding the approval by the CMVM, in January 2010, of new Recommendations on Corporate Governance (“CMVM 2010 Recommendations”), such recommendations will be applicable only in respect of the governance report for the financial year ending on 31 December 2010.

STATEMENT OF COMPLIANCE WITH CMVM 2007 RECOMMENDATIONS

The Company fully adopts the CMVM 2007 Recommendations, except for Recommendations I.3.3 and I.6.2, which are not complied with for the reasons identified hereunder.

The Chapters of this Corporate Governance Report that contain a description of the measures taken by the Company for compliance with the abovementioned CMVM 2007 Recommendations are identified hereunder.

CMVM RECOMMENDATION		COMPLIANCE	REPORT

I. GENERAL MEETING

I.1 Board of the General Meeting of Shareholders

I.1.1	The chairman of the board of the general meeting of shareholders shall have human and logistic support resources as appropriate for his needs, taking into account the company’s economic position.	Yes	Chapter I.

I.1.2	The remuneration of the chairman of the board of the general meeting of shareholders shall be disclosed on the corporate governance annual report.	Yes	Chapter I.3

I.2 Participation in the General Meeting of Shareholders

I.2.1	Any imposition of a prior deposit or share blocking period for participation in the general shareholders meeting shall not exceed 5 business days.	Yes	Chapter I.4

I.2.2

In the event of adjournment of the general meeting of shareholders, the company shall not impose such blocking for the whole period until the session is resumed; the usual advance required for the first session shall be sufficient.

		Yes	Chapter I.5

I.3 Voting and exercise of the right to vote

I.3.1	Companies shall not provide for any bylaw restriction on voting by correspondence.	Yes	Chapters I.9 & I.10

I.3.2	The bylaw advance period for the receipt of voting declarations issued by correspondence shall not exceed 3 business days.	Yes	Chapter I.11

I.3.3	Companies’ bylaws shall provide that one vote shall correspond to each share.	No (1)

I.4 Quorum and resolutions

I.4.1	Companies shall not establish a constitutive or resolution quorum in excess of the provisions of the law.	Yes	Chapter I.8

CMVM RECOMMENDATION		COMPLIANCE	REPORT

I.5 Minutes and disclosure of resolutions passed

I.5.1

The minutes of general shareholder meetings shall be made available to shareholders on the company’s website within 5 days, even though not inside information under the law; also, a historical background of attendance lists, agendas and resolutions at general meetings held for, at least, the three previous years should be kept on this website.

		Yes	Chapter I.13 & I.14

I.6 Measures for corporate control

I.6.1	Measures adopted to prevent the success of takeover bids shall respect the interests of the company and of its shareholders.	- (2)

I.6.2

Corporate bylaws that provide, in observance of the above principle, for a limitation to the number of votes that may be held or exercised by a single shareholder, individually or in agreement with other shareholders, shall also establish that, at least every five years, the maintenance of such bylaw provision shall be subject to a resolution at the General Shareholder Meeting — with no requirements for an aggravated quorum as compared to the legal one — and that upon such resolution all votes cast shall be counted without the operation of such limitation.

No (2)

I.6.3

Defensive measures the effect of which is to automatically cause a serious erosion in the company’s assets in the case of change of control or of change in the composition of the management body, thus hindering the shares’ free transferability and shareholders’ free evaluation of the performance of members of the management body, shall not be adopted.

		Yes	Chapter I.20

II. MANAGEMENT AND SUPERVISORY BODIES

II.1 General

II.1.1 Structure and duties

II.1.1.1

The management body shall assess on its corporate governance report the adopted model, by identifying any constraints on its operation and proposing action measures as are, in its opinion, creditworthy to overcome such constraints.

		Yes	Introduction, Corporate Governance

II.1.1.2

Companies shall create internal control systems for an efficient tracking down of risks related to the corporate business, to safeguard their assets, and to the benefit of transparency in their corporate governance.

		Yes	Chapter II.5

II.1.1.3	Management and supervisory bodies shall be provided with internal regulations and shall have them disclosed on the company’s website.	Yes	Chapter II.7

CMVM RECOMMENDATION		COMPLIANCE	REPORT

II.1.2 Incompatibilities and independence

II.1.2.1	The board of directors shall include a sufficient number of non-executive directors whose role is to ensure an actual ability to audit, supervise and assess the activity of its executive members.	Yes	Chapter II.1, Board of Directors

II.1.2.2

The non-executive members of the management body shall include a number of independent members as appropriate, taking into account the size of the company and its shareholder structure, which shall in no case be less than a quarter of the total number of directors.

		Yes	Chapter II.14

II.1.3 Eligibility and appointment

II.1.3.1	The chairman of the audit committee shall be independent, and be qualified as appropriate for his duties.	Yes	Chapter II.14, Audit Committee

II.1.4 Policy on the report of irregularities

II.1.4.1

The company shall adopt a policy on the report of irregularities allegedly occurred within it, with the following data: (i) indication of the means that can be used for internal reporting of irregular practices, including the persons with legitimacy to receive such communications; (ii) indication of the treatment to be given to any such communications, including confidential treatment where the communicator so wishes.

		Yes	Chapter II.35

II.1.4.2	Such policy’s general guidelines shall be disclosed in the company’s corporate governance report.	Yes	Chapter II.35

II.1.5 Remuneration

II.1.5.1

The remuneration of the members of the management body shall be structured in such a way as to allow the alignment of their interests with the company’s interests. Within this framework: (i) the remuneration of directors exercising executive duties shall incorporate a performance-based component, and for such reason it shall take into consideration a performance evaluation carried out, on a regular basis, by the competent body or committee; (ii) the variable component shall be consistent with the maximization of the long-term performance of the company, and dependent on the sustainability of the adopted performance variables; (iii) unless the law so directly imposes, the remuneration of non-executive members of the management body shall be exclusively composed of a fixed sum.

		Yes	Chapters II.31, II.32, II.33 & II.34

CMVM RECOMMENDATION		COMPLIANCE	REPORT

II.1.5.2

The compensation committee and the management body shall submit to appraisal by the annual general shareholder meeting a statement on the remuneration policy for the management and supervisory bodies and for all other officers (in the meaning of article 248B-3 of the Securities Code), respectively. Within this framework, shareholders shall be informed, inter alia, of the criteria and main parameters proposed for the performance evaluation in order to determine the variable component, whether such component consists of share prizes or share call options or annual bonuses or otherwise.

		Yes	Chapters II.29 & II.30

II.1.5.3	At least one representative of the compensation committee shall be present at the annual general shareholder meetings.	Yes	Chapter I.15

II.1.5.4

“A proposal shall be submitted to the General Meeting on the approval of plans for the allotment of shares and/or share call options or based on share price variations to members of the management, supervisory bodies and other officers (in the meaning of article 248B-3 of the Securities Code (...)”.

		Not applicable	Chapter II.31

II.1.5.5

 The remuneration of the members of the management and supervisory bodies shall be subject to individual annual disclosure broken down, as the case may be, into the various components received in terms of fixed remuneration and variable remuneration, as well as remuneration received in other companies of the group or companies controlled by holders of qualified shareholdings.

		Yes (3)	Chapters II.31 & II.33, n)

II.2 Board of Directors

II.2.1

Within the limits established by law for each management and supervisory structure, and other than by reason of the reduced size of the company, the board of directors shall delegate the management in the normal course of the company, and any delegated responsibilities shall be identified on the annual report on Corporate Governance.

		Yes	Chapter II.3, Executive Committee

II.2.2

The board of directors shall ensure that any company action is consistent with its goals, and shall not delegate its responsibility, notably, as regards: (i) the definition of the company’s strategy and general policies; (ii) the definition of the corporate structure of the group; (iii) any decisions as should be considered strategic decisions due to their amount, risk or special characteristics.

		Yes	Chapter II.3, Executive Committee

II.2.3	“In case the chairman of the board of directors carries out executive duties, the board of directors shall (...)”	Not applicable	Chapter II.1, Board of Directors and Chapter II.8

CMVM RECOMMENDATION		COMPLIANCE	REPORT

II.2.4	The annual management report shall include a description of the activity carried out by non-executive directors, and mention, inter alia, any constraints faced.	Yes	Chapter II.17

II.2.5.	The management body shall promote a rotation of the member responsible for the financial function, at expiration of each two terms of office at least.(3)	Not applicable	Chapters I., Board of Directors, & II.11

II.3 Executive Committee

II.3.1	Directors exercising executive duties, where requested by other corporate body members, shall provide, in a timely manner and as appropriate for any such request, any information as so requested.	Yes	Chapter II.3, Disclosure obligations of the Executive Committee

II.3.2	The chief executive officer shall send all notices and minutes of such committee’s meetings to the chairman of the board of directors and to the chairman of the audit committee.	Yes	Chapter II.13

II.3.3	“The chairman of the executive board of directors shall send to the chairman of the general and supervisory board (...)”.	Not applicable

II.4 Audit Committee

II.4.1	“The general and supervisory board (...)”.	Not applicable

II.4.2	Annual reports on the business carried out by the audit committee shall be subject to disclosure on the company’s website, together with the financial statements.	Yes	Chapter II.4

II.4.3	Annual reports on the business carried out by the audit committee shall include a description of its supervisory activity, and mention, inter alia, any constraints faced.	Yes	Report available on PT’s website, Chapter II.4

II.4.4

The audit committee shall represent the company, for all intents and purposes, vis-à-vis the external auditor, it being the committee’s responsibility, inter alia, to propose the provider of such services and such provider’s remuneration, to take charge of ensuring, within the company, conditions as appropriate for such service provision, as well as being the company’s interlocutor and primary addressee of the relevant reports.

		Yes	Chapter III.17

II.4.5	The audit committee shall evaluate the external auditor each year and propose the removal of the same to the general shareholder meeting where cause therefor occurs.	Yes	Chapters II.24 & III.17

(3) The member of the Company’s management body responsible for the financial function is serving his second term of office.

CMVM RECOMMENDATION			COMPLIANCE	REPORT

II. 5 Special committees

II.5.1

Other than by reason of the reduced size of the company, the board of directors and the general and supervisory board, according to the adopted model, shall create any committees as required to: (i) ensure a competent and independent performance evaluation of the executive directors and of their own overall performance evaluation, as well as of the various existing committees; (ii) ponder on the adopted governance system, check its efficiency and propose to the competent bodies any action as required to improve it.

			Yes	Chapter II.2, Evaluation Committee & Corporate Governance Committee

II.5.2	The members of the compensation or similar committee shall be independent from the members of the management body.		Yes	Section IV – Independence of the Members of the Compensation Committee

II.5.3	All committees shall draw up minutes of the meetings held.		Yes	Chapter II.37

III. INFORMATION AND AUDIT

III.1 General disclosure obligations

III.1.2

Companies shall ensure the existence of a permanent contact with the market, in observance of the principle of equality of all shareholders and preventing any asymmetries in the access to information by investors. For such purpose, the company shall keep an investor support office.

			Yes	Chapter III.16

III.1.3	The following information, to be available on the company’s website, shall be disclosed in English:

	a)	The name of the company, that it is a public company, its registered office and all other data mentioned under article 171 of the Companies Code;
	b)	The bylaws;
	c)	Identification of all members of the corporate bodies and the representative for market relations;	Yes	Chapter III.16
	d)	Investor Support Office, its duties and means of access;
	e)	Financial statements;
	f)	Six-month agenda of corporate events;
	g)	Proposals submitted to discussion and voting at the general shareholder meeting;
	h)	Notices for general shareholder meetings.

(1)         CMVM 2007 Recommendation I.3.3 on the “one share, one vote” principle

The principle according to which each share corresponds to one vote is not established in other jurisdictions or reference markets, and in fact, at the end of 2007, the European Union has stopped any efforts regarding its adoption (either by means of a directive or through mere recommendation).

In particular, the issue concerning proportionality between ownership and control of the shares held in listed companies has been widely discussed in the European Union, and several studies were produced and concluded that it is not possible to establish a clear causal connection between deviations from proportionality and the financial performance or corporate governance of a “listed company”.

It should even be noted that the revision of the CMVM Recommendations on the Governance of Listed Companies, following the publication of the CMVM 2010 Recommendations, caused this principle to be reconsidered since it is no longer categorically recommended that each share must correspond to one vote. This reveals that the regulator itself eventually acknowledged that such principle is not indisputable, and may even generate inefficiencies.

Consistently with its understanding along these past years, PT deems that, as this principle is not universally accepted and it has been lessened by the new CMVM 2010 Recommendations, it is justifiable not to comply with CMVM 2007 Recommendation no. 1.3.3.

In addition, through the bylaws provision establishing that a minimum of 500 shares is required in order to exercise one voting right, the Company seeks to establish conditions in order to allow the General Shareholder Meeting to be carried out efficiently, permitting an actual participation of shareholders that meet that minimum share level. This provision is not intended to create a defensive measure or a control enhancing mechanism.

(2)         CMVM 2007 Recommendations n.os I.6.1 and I.6.2 on defensive measures against take-overs and limitations to voting right exercise

In spite of the existence, as a result of the Company’s privatisation procedure, of class A shares in PT’s share capital that grant special rights to the Portuguese State as the holder of such shares, it is PT’s understanding that its Bylaws do not contain any defensive clauses contrary to the interests of the Company and its shareholders.

It should also be mentioned that PT’s bylaws contain a limitation on the counting of the votes of a single shareholder, whereby the votes cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total share capital, shall not be counted (article 13). The Bylaws do not establish that this bylaw provision must be subject, every five years, to evaluation by the General Meeting of Shareholders in order to resolve on its maintenance or not. Therefore, PT does not adopt CMVM 2007 Recommendation no. I.6.2.

In truth, this provision, which intrinsically reflects — and historically appeared in several European countries — a measure of expansion of shareholder democracy (by reducing the voting power of major shareholders and correspondingly expanding the voting power of minorities), is also normally understood to possibly interfere with the success of takeover bids. However, notwithstanding the possible effect of reduction in the number of takeovers (as higher levels of shareholder participation are required to obtain control), such measure is also deemed as an incentive to the existence of more attractive conditions of takeover bids, since only higher levels of acceptance by the addressees of such takeover bids allow the attainment of control thresholds.

Furthermore, within the context of the tender offer (OPA) to which PT was subject during the 2006 financial year, the abovementioned provision of the Bylaws (see reference to article 13 of the Bylaws above) was particularly visible. In fact, under the terms and conditions of the general tender offer over the shares representing PT’s share capital, which preliminary announcement was published on 6 February 2006 by the companies Sonaecom, SGPS, SA and Sonaecom, BV, the removal of the said voting restriction was a condition to which the tender offer was subject.

However, at the General Meeting of Shareholders called for 2 March 2007 to vote for the said removal, even though exclusively within the context of the abovementioned tender offer, the proposal was rejected by a majority of votes cast and without the opposition of the class A shares.

Therefore, the situation remained unchanged, based on the conviction that limitations as provided for under the Bylaws contribute to share capital dissemination and a greater transparency in the Company’s corporate governance.

In this way, it is PT’s understanding that the measures adopted (or which effect may be) to prevent the success of tender offers respect the interests of the Company and of its shareholders, and they correspond to their will, as expressed at the abovementioned General Meeting of Shareholders of 2 March 2007.

(3)         CMVM 2007 Recommendation no. II.1.5.5 on the disclosure of the remuneration of the members of the management and supervisory bodies

Especially considering all the legislative modifications occurred in 2009 in the matter of disclosure of the remunerations of the members of the management and supervisory bodies of listed companies (in particular, Law no. 28/2009 of 19 June 2009), PT will disclose the annual remuneration earned by the members of its management and supervisory bodies, in aggregate and individual terms. To that extent, PT will comply with CMVM 2007 Recommendation no. II.1.5.5.

In addition, it is deemed relevant to inform the Shareholders that the members of the Company’s management and supervisory bodies performing duties in other management bodies of the group earn no remuneration other than the one referred to herein.

As regards the remuneration of the members of the management and supervisory bodies in companies controlled by shareholders of qualified holdings, PT believes, in an actualistic interpretation of this Recommendation, that PT is in compliance with the same.

In other words, taking into account the wording of the CMVM 2010 Recommendations, PT has no reason to consider that PT is in breach of the best practices supported by the CMVM in this field. Moreover, as mentioned on PT’s governance report for last year, the information in question does not seem relevant for the shareholders to become aware of the “agency costs” incurred by the Company.

INTRODUCTION

PT STRUCTURE

PT is a global telecommunications operator, the leader at national level in all its operation sectors, and offers, on a global integrated basis, its services, products and solutions to a universe in excess of 70 million customers.

PT claims its position as the Portuguese corporation with the largest national and international projection, with a presence in the European, American, Asian and African continents. It has a diversified business portfolio, where quality and innovation are the determining factors, at the level of state-of-the-art of international companies in its sector.

The highlight at international level is PT’s operation in the Brazilian market, where the company is currently the largest Portuguese investor. PT holds a 50% stake in Brasilcel (the holder of 59.42% in VIVO), the largest mobile operator in South America and the fourth largest mobile telecommunications service company in the world.

PT is structured in organization units: Wireline Business in Portugal, Mobile Business in Portugal, International Business and Instrumental Companies. Such units are coordinated by the holding company, led by its Executive Committee with the support of the corporate centre. Subsidiaries report functionally, not hierarchically, thus ensuring an effective articulation.

Portugal Telecom

Domestic Business

Wireline Business

100%	PT Comunicações
100%	PT Prime

Mobile Business

100%	TMN

International Business

50%	Brasilcel, the holder of 59.42% in Vivo
25%	Unitel(1)
100%	Dedic
40%	Cabo Verde Telecom(1)
34%	MTC(1)
51%	CST(1)
41.12%	Timor Telecom
28%	CTM
29%	UOL inc

Instrumental Companies

100%	PT Sistemas de Informação
100%	PT Inovação
100%	PT PRO
100%	PT Compras
100%	PT Contact

(1) Shares held by Africatel, which is 75% controlled by PT.

CORPORATE GOVERNANCE

PT follows an Anglo-Saxon governance model, which is based on the existence of a Board of Directors, an Audit Committee composed of non-executive directors specifically appointed by the General Meeting of Shareholders and a Chartered Accountant (“ROC”) elected by the General Meeting of Shareholders upon a proposal by the Audit Committee.

Portugal Telecom’s organization structure further includes a Compensation Committee elected by the General Meeting of Shareholders, which is responsible for determining the remunerations of the members of the corporate bodies.

The members of the corporate bodies and of the Board of the General Meeting of Shareholders are elected for a three-year term of office, and they may be re-elected once or more times within the limits of the law.

PT’s governance model may be schematized as follows:

The values of efficiency, simplicity, transparency and accuracy are the basic pillars of this governance model providing PT with a structure as appropriate for the specificities and needs of the company. This model has also been welcomed by the market.

Within this context, PT’s governance includes an Executive Committee with powers delegated by the Board of Directors, which acts on a predominantly operational basis, while the Board of Directors is entrusted with the supervision of corporate activities, with the support of a Corporate Governance Committee and an Evaluation Committee created in October 2008, each such internal committee acting within the scope of its respective specific powers delegated by the management body. This supervision task is further reinforced by the action of the non-executive independent members of the Board of Directors.

A Consultive Council, a Disclosure Committee and a Sustainability Committee, as well as several operational departments that guarantee an effective and transparent management of the Company complete the Executive Committee’s supporting structures.

The Audit Committee, together with the Chartered Accountant, perform the supervision functions set forth in the applicable laws and regulations. In particular, the Audit Committee is responsible for representing the Company in its relations with the external auditors and for monitoring PT’s internal control and risk management system.

PT General Meeting of Shareholders resolves on matters as specially assigned by law or the Company’s Bylaws, as well as on matters not comprised within the responsibilities of other corporate bodies.

In this way, considering the full implementation and consolidation of the governance model adopted by the General Meeting of Shareholders of 22 June 2007, for purposes of compliance with the CMVM Recommendation II.1.1.1, and based on the outcome of the Corporate Governance Committee’s resolution pursuant to Recommendation II.5.1. part ii), PT considers that this governance model has ensured an effective performance of the duties of its corporate bodies and their articulation, and has proven appropriate to the specificities of the Company. There have been no constraints to its operation and no circumstance that might impair the regular functioning of the adopted checks and balances system has occurred as to justify any change to PT’s organization structure or governance practices.

In fact, and as concluded within the follow up of this governance model made by the Corporate Governance Committee, such model has proven to be appropriate to catalyse national and international corporate governance best practices and to contribute to the transparency and accountability of the Company and its management vis-à-vis its shareholders, investors and the market.

CHAPTER I. GENERAL MEETING OF SHAREHOLDERS

The General Meeting of Shareholders, composed of shareholders with the right to vote, ordinarily meets once a year or whenever its call is requested to the Chairman of Board of the General Meeting of Shareholders by the Board of Directors, the Audit Committee or shareholders representing at least 5% of the share capital.

The meetings are held at the registered office or other location as chosen by the Chairman of the Board pursuant to the law. They cannot take place by remote-access telematic means. The General Meeting of Shareholders is called and conducted by the Chairman of its Board or, in his absence or impossibility to conduct the works, by the Vice- Chairman.

Shareholders may participate directly in the General Meeting or appoint their representatives, within the broadest terms provided for under the Portuguese Companies Code. A duly signed letter addressed to the Chairman of the Board of the General Meeting of Shareholders is a sufficient instrument of representation.

For such purpose, shareholders may access the representation letter form made available on the website www.telecom.pt in accordance with information disclosed by the Company in the relevant General Meeting notice, in compliance with article 23 of the Portuguese Securities Code.

In carrying out their duties, notably in the preparation, call and conduction of General Meetings of Shareholders, as well as in replying to queries raised or requests submitted by the shareholders, the Chairman of the Board of the General Meeting of Shareholders, in addition to being assisted by the Vice-Chairman and the Secretary of the Board of the General Meeting of Shareholders, has the support of the services of the Company’s General Secretariat, which is provided with human and technical resources as required for the General Meeting to be appropriately held, taking into account, inter alia, the number of participants and the agenda of each meeting. The Chairman of the Board of the General Meeting of Shareholders is also provided with logistic support as required to carry out his duties, and the shareholders may contact the Board of the General Meeting of Shareholders as follows:

Chairman of the Board of the General Meeting of Shareholders

Post Address:	Avenida Fontes Pereira de Melo, n.º 40-10.º piso, 1069-300 Lisboa
Telephone:	+ 351.800.207.369
Fax:	+ 351.215.001.890
E-mail:	assembleia-ptsgps@telecom.pt

The members of the Board of the General Meeting of Shareholders comply with the independence requirements of article 414-5 and incompatibility rules of article 414A-1, both of the Portuguese Companies Code, applicable by virtue of the provisions of article 374A of that same Code.

I.1. IDENTIFICATION OF THE MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS

Board of the General Meeting of Shareholders

António Menezes Cordeiro	Chairman
Eduardo Vera-Cruz Pinto	Vice-Chairman
Francisco Leal Barona	Secretary

I.2. MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS — COMMENCEMENT AND EXPIRATION OF TERMS OF OFFICE

The members of the Board of the General Meeting of Shareholders were elected on 27 March 2009 for the 2009-2011 three-year term of office.

I.3. INDICATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS

By determination of the Compensation Committee approved during the 2008 financial year, the yearly remuneration of the Chairman of the Board of the General Meeting corresponds to 42,000 Euros.

I.4. INDICATION OF BLOCKING PERIOD REQUIRED FOR PARTICIPATION IN THE GENERAL MEETING OF SHAREHOLDERS

For confirmation of entitlement to voting rights, the Bylaws require that shareholders provide evidence of registration of their shares in a book-entry securities account no later than 5 business days prior to the relevant meeting, and such shares should remain inscribed in the name of the shareholder at least until the General Meeting is closed.

With this blocking period the Company adopts CMVM 2007 Recommendation no. I.2.1.

I.5. INDICATION OF RULES APPLICABLE TO SHARE BLOCKING IN THE EVENT OF ADJOURNMENT OF THE GENERAL MEETING OF SHAREHOLDERS

Following an amendment to paragraph 4 of article 13 of the Bylaws approved by resolution of the Annual General Shareholder Meeting of the Company held on 27 March 2009, and consistently with the past practice of the Company, it was expressly provided for that share blocking may be released in the event of adjournment of the General Meeting, with such blocking being made once again a mere 5 business days in advance of the date on which the meeting is resumed.

In this way, PT adopts a CMVM 2007 Recommendation no. I.2.2.

I.6. NUMBER OF SHARES CORRESPONDING TO ONE VOTE

Under the Company’s Bylaws, each 500 shares grant the right to one vote. Shareholders holding a lesser number of shares may group together and be represented by one of the group members, so as to jointly accumulate the number of shares necessary to exercise the right to vote. Only shareholders entitled to vote may attend a General Meeting of Shareholders.

Within the framework of American Depository Receipts (ADR) or Global Depository Receipts (GDR) programmes having as their object Company shares, the holders of ADR or GDR are deemed to be the shareholders, while the entity in whose name the shares are registered is deemed a simple representative of the shareholders, provided however that such shareholders comply with the conditions set forth in the Bylaws for the exercise of such right. These conditions are communicated to the holders of the right to vote in each notice for the General Meeting of Shareholders.

I.7. LIMITATIONS ON VOTING RIGHT EXERCISE OR VOTE COUNTING

In addition to chapter I.6. above, and according to article 13 of the Company’s Bylaws, the votes cast by a single holder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total voting rights corresponding to the share capital shall not be counted. Shares held by a person in situations as provided for under article 20 of the Portuguese Securities Code shall be deemed to belong to the shareholder, and the limitation on the counting of votes cast by each person affected by the said provision shall be proportional to the number of votes held and cast.

There are no shares not granting voting rights.

I.8. BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS

Under article 14 of the Company’s Bylaws, the General Meeting of Shareholders resolves, on a first or subsequent call, by a majority of votes cast, without prejudice to any qualified majority as required in cases as provided for by law.

In this way, the constitutive and resolutive quorum of the General Shareholder Meeting established under PT’s Bylaws is no different from that established under the Portuguese Companies Code.

The rules applicable to resolutions on any amendment to the bylaws are described in Chapter III.6., and the resolutions whereby special rights pertaining to class A shares should be taken into account are identified in Chapter III.1.

PT’s Bylaws do not provide for any separate system for rights with a property content.

I.9. EXISTENCE OF BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE

The Company Bylaws provide that the voting by correspondence may encompass all matters contained in the notice, under the terms and conditions set forth therein, and votes cast in this way shall be considered at the time of the counting by adding the same to the voting rights exercised in the course of the General Meeting.

The Bylaws further provide that the terms and conditions for voting by correspondence shall be defined by the Chairman of the Board of the General Meeting of Shareholders on the notice, in order to ensure their authenticity, regularity, security, reliability and confidentiality up to voting.

Vote authenticity shall be ensured before the Chairman of the Board of the General Meeting of Shareholders by means of a communication with a legally acknowledged signature, in the case of corporations, or, in the case of individuals, with a simple signature together with a photocopy of the relevant identity card. In order to guarantee vote confidentiality, the said communication shall be sent in a closed envelope that will only be considered at the time of vote counting.

Additionally, the Bylaws provide that votes cast by correspondence are deemed as negative votes as to any resolution proposals submitted after such votes were cast. The presence at a General Meeting of a shareholder who had exercised his voting rights by correspondence, or of his representative, determines the revocation of the vote so cast.

I.10. MAKING AVAILABLE A FORM FOR THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE

According to PT’s practice, the procedure for voting by correspondence shall be as follows:

•                  Shareholders entitled to vote may, according to article 22 of the Portuguese Securities Code,

exercise such vote by correspondence, provided that, by the time and date scheduled on the notice, a communication addressed to the Chairman of the Board of the General Meeting is delivered to the latter, such communication to be with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant ID card), and set out the address to where voting papers and other documentation should be sent. In reply, the voting papers and other relevant documentation will be sent to such shareholders, who shall send to the Chairman of the Board of the General Meeting, in such a way as to be received by the time and date scheduled on the notice for the General Meeting a closed envelope containing another closed envelope with the duly filled in voting papers;

•                  Notwithstanding the possibility of downloading the voting papers from the Internet according to the next paragraph, there are voting papers available to shareholders at the offices of the Company, and the same may also be provided by hand delivery, by post or by electronic mail;

•                  As an alternative, shareholders may also download the voting papers from the website www.telecom.pt, and send the same, addressed to the Chairman of the Board of the General Meeting, duly filled in and in a closed envelope, in such a way as to be received, together with an envelope containing a copy of the ID card (or, for corporations, a legally acknowledged signature), by the time and date scheduled on the notice for the General Meeting.

I.11. REQUIREMENT FOR A PERIOD OF TIME BETWEEN RECEIPT OF THE DECLARATION OF VOTE BY CORRESPONDENCE AND THE DATE OF THE GENERAL MEETING OF SHAREHOLDERS

The period of time implemented for receipt of declarations of vote by correspondence according to PT’s practice since the 2008 Annual General Meeting of Shareholders is 3 business days prior to the date of the General Meeting, in compliance with CMVM 2007 Recommendation no. I.3.2.

I.12. EXERCICE OF VOTING RIGHTS BY ELECTRONIC MEANS

All bylaw rules described in Chapter I.9. are applicable to the exercise of voting rights by electronic means.

According to a practice implemented in the Company, shareholders may vote through the website www.telecom.pt in observance of the requirements established thereon, provided that, by the time and date scheduled on the notice for the General Meeting of Shareholders, they deliver to the Chairman of the Board of the General Meeting a communication, prepared in accordance with the form made available on that same website, with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant ID card), and setting out the post address to where the password to be made available by the Company should be sent.

Such shareholders may exercise their voting rights during the period established on the notice for the General Meeting of Shareholders.

I.13. EXTRACTS FROM MINUTES OF GENERAL MEETINGS OF SHAREHOLDERS

PT has made available on its website, within 5 days as from the Annual General Meeting held on 27 March 2009, an extract of the relevant minutes to comply with CMVM 2007 Recommendation no. I.5.1. This practice is also adjusted to the new CMVM 2010 Recommendation I.5.

I.14. BACKGROUND INFORMATION ON GENERAL MEETINGS OF SHAREHOLDERS

The proposals to be submitted by the Board of Directors to the General Meeting of Shareholders, as well as the reports that must be attached thereto by law and all other preparatory information data,

are made available to shareholders at the Company’s registered office for a period of no less than 15 days prior to the meeting. The content of such documents is also disclosed on the Company’s website, both in Portuguese and in English.

Additionally, the financial statements are made available to shareholders on the CMVM Information Disclosure System, also at least 15 days prior to the meeting.

In order to provide easier access to such documents, especially by foreign shareholders, the Investor Relations Office will send the same by post, fax or electronic mail, upon request.

Moreover, the text of the notice for the General Meeting of Shareholders and of the proposals received by the Board of the General Meeting of Shareholders will be available on the Company’s website sufficiently in advance of the day of the General Meeting and as provided for by law and regulations.

Additionally, PT discloses a summary of the resolutions approved at the General Meeting of Shareholders on the CMVM Information Disclosure System and on its website, as well as through its Investor Relations Office.

PT keeps on its website, in respect of the three preceding years, a record of the agendas and resolutions approved at the General Meetings, as well as information on the attendance to the meetings.

PT also makes available on its website the result of the votings of its General Meeting of Shareholders held during the last three years.

Taking into account the new CMVM 2010 Recommendation no. I.5, the Company hereby adopts the practice of keeping all voting results on resolutions taken at General Meetings of Shareholders held in the last three years on its website.

I.15. INDICATION OF THE REPRESENTATIVE(S) OF THE COMPENSATION COMMITTEE ATTENDING GENERAL MEETINGS OF SHAREHOLDERS

At General Meetings of Shareholders held by the Company, at least one member of the Compensation Committee has been present at all times. At the annual General Meeting held on 27 March 2009, Mr. João Mello Franco, one of the three members of PT’s Compensation Committee in office on that date, attended the meeting.

I.16. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN THE REMUNERATION AND EVALUATION POLICY

Remuneration policies implemented in PT are as referred to under Chapters II.29. and II.30. Such policies are reported for discussion by the shareholders at all annual General Meetings of Shareholders.

Moreover, pursuant to the law, the General Meeting of Shareholders carries out an overall appraisal of the management (and supervision) of the Company each year.

I.17. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN SHARE ALLOTMENT PLANS FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS

There are no share allotment and/or stock option plans, or other share plan based on share price variation for members of the management and supervisory bodies and other officers (in the meaning of article 248B-3 of the Portuguese Securities Code).

I.18. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN A PENSION BENEFIT SYSTEM FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS

There are no retirement benefit systems applicable to the members of the Company’s management and supervisory bodies.

The pension benefit system applicable to some Company officers (in the meaning of article 248B-3 of the Portuguese Securities Code) is described on note 9 to the consolidated financial statements. It is reported for discussion by the shareholders at all annual General Shareholder Meetings.

I.19. BYLAWS PROVISION REGARDING THE SUBMISSION TO THE GENERAL MEETING OF SHAREHOLDERS , EVERY FIVE YEARS, OF THE RULE OF LIMITATION OF VOTES SUSCEPTIBLE OF HOLDING OR EXERCISE BY A SINGLE SHAREHOLDER

PT’s Bylaws include a limitation on the counting of votes, whereby any votes in excess of 10% of the total voting rights corresponding to the share capital cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, shall not be counted (article 13). The Bylaws do not provide, however, for such clauses to be subject, every five years, to General Shareholder Meeting resolution deciding on whether to keep the same on the Bylaws.

I.20. DEFENSIVE MEASURES CAUSING EROSION IN THE COMPANY’S ASSETS

The Company does not adopt any defensive measures the effect of which is to automatically cause serious erosion in the company’s assets in the event of a change of control or change in the composition of the management body.

I.21. SIGNIFICANT AGREEMENTS INCLUDING CHANGE OF CONTROL CLAUSES

In the normal course of business, PT has entered into agreements that might be amended or terminated in the event of a change of control in the Company. Due to their relevance the following should be highlighted: Shareholders’ Agreement dated 17 October 2002 between Telefónica and PT, whereby it was agreed that Telefónica Móviles shall be entitled to sell to PT, who shall be obliged to purchase, its shareholding in Brasilcel in the event of a change of control in PT or in any of its subsidiaries owning, directly or indirectly, a shareholding in Brasilcel. Similarly, PT shall be entitled to sell to Telefónica, who shall be obliged to purchase, its shareholding in Brasicel in the event of a change of control in Telefónica or in any of its subsidiaries owning, directly or indirectly, a shareholding in Brasilcel.

PT describes the financial covenants that may affect the Company as regards change of control clauses under note 34 to the consolidated financial statements included in the Report and Consolidated Accounts for 2009.

There are no significant agreements entering into force in the event of change in control in PT.

I.22. AGREEMENTS WITH MEMBERS OF THE BOARD AND OFFICERS PROVIDING FOR COMPENSATION IN THE EVENT OF TERMINATION OF OFFICE FOLLOWING A CHANGE IN CONTROL

There are no agreements between PT and the members of the management body and officers providing for compensation in the event of resignation, removal without just cause or termination of employment relationship following a change in control in the Company.

CHAPTER II. MANAGEMENT AND SUPERVISORY BODIES

SECTION I. GENERAL

II.1. IDENTIFICATION AND COMPOSITION OF CORPORATE BODIES

Board of Directors

The members of the Board of Directors were elected on 27 March 2009 for the 2009-2011 three-year term of office. As of 31 December 2009, the composition of the Company’s Board of Directors was as follows:

Members (date of first appointment)	Board of Directors	Executive Committee	Audit Committee	Corporate Governance Committee	Evaluation Committee	Independence (5)	Nr. Of shares
Henrique Granadeiro(2003)	Chairman				Chairman(2)		150
Zeinal Bava (2000)	Member	Chairman (CEO)			Member (3)		63,161
Luís Pacheco de Melo (2006) (1)	Member	Member (CFO)					45
Carlos Alves Duarte (2009)	Member	Member					40
Rui Pedro Soares (2006) *	Member	Member					50
Manuel Rosa da Silva (2009)	Member	Member					90
Fernando Soares Carneiro (2006) *	Member	Member					—
Shakhaf Wine (2009)	Member	Member					—
João de Mello Franco (1998)	Member		Chairman	Member	Member (4)	Yes	13,308
José Xavier de Basto (2007)	Member		Member			Yes	—
Mário João de Matos Gomes (2009)	Member		Member			Yes	—
José Maria Alvarez- Pallete (2008)	Member						100
Francisco Bandeira (2008)	Member						483
Santiago Fernandez Valbuena (2008)	Member						100
Joaquim Goes (2000)	Member			Member	Member		2,437
Gerald S. McGowan (2003)	Member					Yes	—
Rafael Mora Funes (2007)	Member				Member		—
Maria Helena Nazaré (2009)	Member					Yes	—
Amílcar de Morais Pires (2006)	Member						2,146
António Palma Ramalho (2009)	Member			Member		Yes	474
Francisco Soares (2006)	Member			Member	Member	Yes	—
Jorge Tomé (2002)	Member			Member	Member		—
Paulo Varela (2009)	Member			Member			7,134
Milton Silva Vargas (2009)	Member					Yes	—
Nuno de Almeida e Vasconcellos (2006)	Member			Chairman			11,190

(1) Director Luís Pacheco de Melo is only serving his second term of office as Chief Financial Officer as he has been in office since 2006, therefore CMVM 2007 Recommendation no. II.2.5, which determines that the board shall promote rotation of the member responsible for the financial function at the end of two terms of office, is not applicable.

(2) Inherently in his office as Chairman of the Board of Directors.

(3) Inherently in his office as CEO.

(4) Inherently in his office as Audit Committee Chairman.

(5) According to the rules described in Chapter II.15. below.

* The Executive Director Rui Pedro Soares resigned to his office on 17 February 2010 and the Executive Director Fernando Soares Carneiro resigned to his office on 22 February 2010.

The Board of Directors of PT is composed of a minimum of 15 and a maximum of 25 members, who are elected by a majority of the votes cast at the General Meeting of Shareholders. Pursuant to the Bylaws, for the election of one-third of the total number of directors, which must comprise the Chairman of the Board of Directors, such majority shall include the votes of the majority of the class A shares.

Additionally, and according to corporate law, a minimum of shareholders representing at least 10% of the share capital and voting against the winning proposal in the election of the Board of Directors may appoint a member of the management body. The directors are appointed for a three-year term of office, the election year being considered as a full calendar year. There are no restrictions on the re-election of directors.

On 3 October 2008, the Board of Directors approved its internal regulation, whereby non-executive members of this corporate body shall correspond to, at least, the majority of the directors in office. Amongst the 25 directors of the Company in office on 31 December 2009, 7 were executive directors and 18 were non-executive directors (this proportion largely exceeds the one taken as reference in the CMVM Circular of 15 January 2009 and in the CMVM Circular of 18 February 2010, in the corporate governance chapter — one third of the total of members of the Board of Directors should be non-executive).

Executive Committee

The Board of Directors appoints the Chief Executive Officer and all other members of the Executive Committee. These members are appointed upon proposal by the CEO.

Composition

Zeinal Bava	Chairman
Luís Pacheco de Melo	Member
Carlos Alves Duarte	Member
Rui Pedro Soares *	Member
Manuel Rosa da Silva	Member
Fernando Soares Carneiro *	Member
Shakhaf Wine	Member

* The Executive Director Rui Pedro Soares resigned to his office on 17 February 2010 and the Executive Director Fernando Soares Carneiro resigned to his office on 22 February 2010.

Audit Committee

In observance of the requirements of article 423B of the Portuguese Companies Code and PT’s Bylaws, the Audit Committee is exclusively composed of non-executive directors meeting the requirements of independence defined under article 414-5 of the same Code and having higher education as appropriate to carry out their duties, with at least one member having knowledge of audit and accounting matters.

The members of the Audit Committee are appointed by the General Meeting of Shareholders together with all other directors, and in accordance with the Company’s Bylaws the lists proposed for the composition of the Board of Directors must specify the members to be appointed to the Audit Committee and its Chairman.

Composition

João de Mello Franco	Chairman
José Xavier de Basto	Member
Mário João de Matos Gomes	Member

Chartered Accountant

The 2009-2011 three-year term of office of the Chartered Accountant commenced on 27 March 2009, its effective member being the firm P. Matos Silva, Garcia Jr., P. Caiado & Associados, Sociedade de Revisores Oficiais de Contas, Lda., represented by Pedro João Reis de Matos Silva, Chartered Accountant.

Pursuant to its duties and in line with CMVM Recommendations II.4.4 and II.4.5, the Company’s Audit Committee assessed the independence of the Chartered Accountant, and appraises his work during the 2009 financial year as positive.

Under the service agreement entered into between PT and the abovementioned audit firm, the total remuneration for the 2009 audit services of the accounts of PT, PT Investimentos Internacionais, PT Ventures, PT Participações, Timor Telecom and PT Imobiliária was of 224,000 Euros.

II.2. IDENTIFICATION AND COMPOSITION OF SPECIALIZED COMMITTEES CREATED WITH POWERS IN MATTERS OF CORPORATE MANAGEMENT OR SUPERVISION

Evaluation Committee

In line with the best national and international practices in the matter of corporate governance, as well as with the recommendations issued by the CMVM within this framework and with the Final Rules approved by the New York Stock Exchange on corporate governance following the Sarbanes-Oxley Act, the PT’s Board of Directors resolved, on 15 October 2008, to delegate to an Evaluation Committee the powers required for the evaluation of the executive members of the management body and of the Board of Directors as a whole, as well as consulting functions regarding the selection of the members of the management bodies of the most relevant companies within the PT Group.

As provided for under the corresponding delegation of powers, the Evaluation Committee is composed of the Chairman of the Board of Directors, the Chief Executive Officer, the Chairman of the Audit Committee and four non-executive directors, including at least one independent director, and their term of office shall be the same as the term of office of the Board of Directors. The Chairman of the Board of Directors of the Company shall be the Chairman of the Evaluation Committee, unless he is also the Chief Executive Officer, in which case the Board of Directors shall appoint one of the Committee’s non-executive members as Chairman.

Composition

Henrique Granadeiro(1)	Chairman
Zeinal Bava(2)	Member
João de Mello Franco(3)	Member
Joaquim Goes	Member
Rafael Mora Funes	Member
Francisco Soares	Member
Jorge Tomé	Member

(1) Inherently in his office as Chairman of the Board of Directors; (2) Inherently in his office as CEO; (3) Inherently in his office as Chairman of the Audit Committee.

Corporate Governance Committee

In compliance with the applicable legal and regulatory requirements, and in order to adopt the existing recommendations and best international practices, as of 31 December 2009, in addition to the Executive Committee and the Audit Committee, the Board of Directors comprised a committee responsible for assessing and developing the corporate governance model: the Corporate Governance Committee.

The Corporate Governance Committee is composed of non-executive members of the Board of Directors having experience and knowledge as appropriate to reflect on the corporate governance model and permanently following up the adoption of the best corporate governance practices within the PT Group, in light of the specific features of the company. The Chairman of the Corporate Governance Committee is appointed by the Board of Directors.

Composition

Nuno de Almeida e Vasconcellos	Chairman
João de Mello Franco	Member
Joaquim Goes	Member
António Ramalho	Member
Francisco Soares	Member
Jorge Tomé	Member
Paulo Varela	Member

Structures Supporting the Executive Committee

Investor decisions pertaining to the allocation of capital to listed companies currently take into account not only economic evaluations, but also information transparency and the companies’ executive management safety, sustainability and reliability levels.

Therefore, the Executive Committee has appointed, within the scope of the powers delegated by the Board of Directors, three supporting structures in order to better perform its assignments.

The composition of the structures supporting the Executive Committee is as follows:

Disclosure Committee

Luís de Sousa Macedo	Chairman
Francisco Nunes	Member
Nuno Prego	Member
Carlos Cruz	Member
Nuno Vieira	Member
Pedro Guterres	Member
Bruno Saldanha	Member

Consultive Council

Luís Todo Bom	Chairman
José Almeida Mota	Member
Aníbal Santos	Member
João Confraria	Member
José Manuel Tribolet	Member
José Lamego	Member

João Ribeiro da Fonseca	Member
Amílcar Martins	Member

Sustainability Committee

The composition of the Sustainability Committee is defined inherently in the offices exercised within the PT Group, as follows:

•                  PT CEO (Chairman);

•                  Directors of PT Comunicações, TMN, PT PRO, PT Compras, PT II and PT Inovação responsible for the Sustainability function within their respective company;

•                  PT Secretary General (Coordination with Fundação Portugal Telecom);

•                  PT Financial Report Manager;

•                  PT Human Resources Manager;

•                  PT Investor Relation Manager;

•                  PT Internal Audit Manager;

•                  PT Corporate Communication and Image Manager (Operational coordination and implementation)

II.3.  DISTRIBUTION OF POWERS AMONG THE VARIOUS CORPORATE BODIES, COMMITTEES AND/OR DEPARTMENTS OF THE COMPANY

A. MANAGEMENT BODY

Board of Directors

The Board of Directors is the corporate body responsible for managing the Company’s businesses and practicing all acts regarding the corporate scope that are not within the powers of other corporate bodies. It establishes the strategic orientation of the PT Group and monitors the day-to-day management of the Executive Committee.

In order to guarantee the existence of a structure as appropriate for PT’s management needs, the Board of Directors has delegated day-to-day management powers to the Executive Committee and granted specific powers in the follow up of the corporate governance system and support in the matter of remuneration, evaluation of director performance, and within the scope of selection procedures to the Corporate Governance Committee and to the Evaluation Committee, respectively, as described herein.

Notwithstanding the Audit Committee’s powers, the Board of Directors is also responsible for ensuring the Company has effective internal control, risk management and internal auditing systems implemented.

Other than any matters excluded by law, the Board of Directors is forbidden from passing resolutions on matters assigned by the Bylaws to the General Meeting of Shareholders.

However, the Board of Directors is authorized to increase the share capital, following an opinion in favour issued by the Audit Committee and a resolution approved by the General Meeting of

Shareholders, as described in Chapter II.10 of this report.

Executive Committee

The Board of Directors has delegated the day-to-day management of the Company to the Executive Committee, and retained the duties of supervision and control. For such purpose, the Board of Directors assigned to the Executive Committee all necessary powers, although it may revoke at any time the powers delegated, other than those in respect of the matters listed hereinafter:

•                  Co-optation of directors;

•                  Request for the call of General Meetings of Shareholders;

•                  Annual reports and accounts to be submitted to the approval of the General Meeting of Shareholders;

•                  Posting bonds and personal guarantees or guarantees in rem by the Company, the authority for which is reserved to the Board of Directors, without prejudice to the provisions of article 15(h) of the Bylaws;

•                  Change of the Company’s registered office;

•                  Projects for spin-off, merger and conversion of the Company, to be proposed to the General Meeting of Shareholders, as well as acquisitions, disposals, mergers, spin-offs and strategic partnership agreements involving companies of the PT Group, where, in such situations, these transactions do not constitute simple internal reorganisations of the PT Group within the framework of the general goals and fundamental principles approved by the General Meeting of Shareholders;

•                  Plans for share capital increases to be proposed to the General Meeting of Shareholders;

•                  Amendments to the Bylaws to be proposed to the General Meeting of Shareholders;

•                  Definition of the general goals and of the fundamental principles of the policies of the PT Group to be submitted for approval at the General Meeting of Shareholders, notably the definition of the sectors of investment and divestment, the policy for geographical expansion of its businesses and the strategic options pertaining, inter alia, to the technology to be adopted, network development and service rendering;

•                  Important extensions or reductions in the Company’s business and important modifications to the Company’s organization;

•                  Business plans, budgets and annual investment plans;

•                  Definition of the amount to be annually proposed to the General Meeting of Shareholders for issuance of bonds or other securities that may be subsequently resolved by the Executive Committee.

In this way, CMVM 2007 Recommendation no. II.2.2 is complied with, as no authority of the Board of Directors is delegated as regards: (i) the determination of the Company’s general strategy and policies, (ii) the definition of the PT Group’s corporate structure, and (iii) strategic decisions due to their amount, risk or special features, notably, regarding this latter, as a consequence of such matters being reserved to the powers of the Board of Directors pursuant to its internal Regulation.

Powers of the Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the Bylaws, the Board of Directors’ internal operating rules and the delegation of powers to the Executive Committee, the Chairman of the Board of Directors and the Chief Executive Officer shall carry out the following duties:

Chairman of the Board of Directors

•                  To represent the Board of Directors, and to promote communication between the Company and its shareholders;

•                  To coordinate the activity of the Board of Directors, and to distribute matters among its members where advisable in light of management conveniences;

•                  To call and conduct the meetings of the Board of Directors;

•                  To watch over the correct implementation of the Board of Directors’ resolutions;

•                  To ensure that resolutions on matters within the powers of the Board of Directors (other than those delegated to the Executive Committee) are adopted by this corporate body.

Chief Executive Officer

•                  To coordinate the activity of the Executive Committee, and to distribute matters among its members where advisable in light of management conveniences;

•                  To call and conduct the meetings of the Executive Committee;

•                  To watch over the correct implementation of the Executive Committee’s resolutions.

Following the approval of the internal operating rules of the Board of Directors, on 3 October 2008, the Chairman of the Board of Directors shall carry out the following duties:

•                  To follow up and consult with the Executive Committee as to the performance of powers delegated to the latter;

•                  To contribute to an effective performance of the duties and powers of the non-executive directors and of the specific committees of the Board of Directors, as well as to ensure the necessary mechanisms for such directors and committees to timely receive information as required for them to take decisions in an independent and knowledgeable manner;

•                  To be the Chairman of the Evaluation Committee.

The said internal operating rules of the Board of Directors also provide that, in the event the Chairman of the Board of Directors is also the Chief Executive Officer, the powers and duties referred to on the foregoing subparagraphs shall be performed by a non-executive member of the Board of Directors.

The same operating rules further provide for the possibility of holding ad hoc meetings among non-executive directors, and require that non-executive directors meet at least once a year with the Chairman of PT’s Evaluation Committee, an office that inherently pertains to the Chairman of the Board of Directors.

Division of functions within the Executive Committee

Within the framework of the corporate decision-making procedure concerning the PT Group’s business lines and Corporate Governance, the members of the Executive Committee are responsible for the following areas (as of 31 December 2009):

Executive Committee	Corporate Assignments	Executive Assignments

Zeinal Bava	• Strategy	• PT Portugal
CEO	• Investor Relations	• PT Investimentos
	• Communication &	Internacionais
	Corporate Image	• PT Inovação
	• Internal Audit	• Fundação PT
• Regulation & Competition
• Institutional & International Relations

Luís Pacheco de Melo	• Human Resources	• PT Compras
CFO	• Management Planning & Control	• Africatel
• Financial Reporting
• Corporate Finance
• Financial Operations & Treasury
• Taxation
• Internal Control & Risk Management
• Service Hiring Strategy

Carlos Alves Duarte	• Prime Segment	• PT SI
• Information Systems

Rui Pedro Soares	• Real Estate	• PT Centro Corporativo
	• Financial Holdings	• PT Imobiliária
	• Institutional Sponsorship	• PT ACS
	• Relations with Regions & Local Authorities	• Timor Telecom

Manuel Rosa da Silva	• Physical Security of Buildings, Networks & Systems
• Quality & Customer Satisfaction
• Field Force
• Standing Transversal Improvement
• Home Networking

Fernando Soares Carneiro	• Pension Fund Strategy	• Previsão
	• Sustainability	• CTM
• Hungaro Digitel
• Inesc

Shakhaf Wine	• Brazil Holdings	• PT Brasil
• Vivo Participações
• Dedic
• PT Inovação Brasil

It is the opinion of the Corporate Governance Committee, on its Report on the performance of the management body, that the Executive Committee and its CEO have acted, all along 2009, within the framework of their respective power delegation and have effectively reported their activity to the Board of Directors as provided for under OS no. 1,06 of the Board of Directors on the delegation of powers to and operation of the Executive Committee.

Disclosure obligations of the Executive Committee

Under the terms defined in the relevant delegation of powers, at each meeting of the Board of Directors or whenever necessary, the Executive Committee timely and appropriately provides information to the remaining directors about the most relevant facts concerning the execution of the delegated powers, notably about the implementation of the strategic policies and options which general goals have been defined by the Board of Directors, as well as on the implementation of the business plans, budgets and annual investment plans approved by this management body.

The Executive Committee also provides any additional information on the status of the management as the Board of Directors deems fit to request. It shall diligently execute the actions required by any indications received from the Board of Directors as a result of any information provided.

B. SUPERVISORY BODIES

Audit Committee

As a supervisory body, the Audit Committee has, in addition to all other powers established in the law or the Bylaws, the following specific powers:

•                  To approve and disclose the annual report of the supervisory activity, expressly mentioning any constraints faced;

•                  To approve an annual action plan contemplating, inter alia, the measures required for compliance with its powers and duties in the following year;

•                  To inform and discuss with the Board of Directors and the Executive Committee, as the case may be, any situations identified in the exercise of their powers and duties;

•                  To discuss and issue its prior opinion to the Executive Committee and External Auditors on any reports, documentation or information to be disclosed to the competent authorities;

•                  To adopt procedures to ensure compliance by PT with the legal and regulatory provisions applicable to the Company;

•                  To check the accuracy of financial statements and generally supervise the quality and integrity of the financial information contained in the Company’s financial statements;

•                  To control the preparation and disclosure of financial information, and to give its prior opinion, within the framework of its powers and duties as established by law and the Bylaws, and whenever it so deems necessary or fit, on any reports, documentation or information to be disclosed or submitted by the Company to the competent authorities;

•                  To analyse and issue its opinion on relevant matters connected to accounting and auditing aspects and impact on financial statements of changes to the accounting rules applicable to the Company and to its accounting policies;

•                  To control the auditing to the Company’s financial statements performed by the Chartered Accountant and the auditors, as well as to supervise and assess internal procedures on accounting and auditing matters;

•                  To propose the appointment of the Chartered Accountant to the General Meeting of Shareholders;

•                  To control the independence of the Chartered Accountant, notably as regards the rendering of additional services;

•                  Direct and exclusive responsibility as to the appointment, hiring, confirmation or termination of duties and determination of remuneration of the Company’s external auditors, as well as to the control over their qualifications and independence, and approval of audit and/or other services to be rendered by such external auditors or by persons associated to the same; the external auditors of the Company must report and be subject to the direct and exclusive supervision of the Audit Committee, which, each year, shall obtain from and review with the external auditors an External Audit Report;

•                  To settle any differences between the Executive Committee and the external auditors in respect of the financial information to be included in the financial statements to be reported to the competent authorities, as well as in respect of the procedure of preparation of the audit reports to be issued by the said external auditors;

•                  To control the quality, integrity and efficiency of the PT Group’s internal control and risk management systems, as well as of its internal audit systems, including an annual review of the adequacy and efficiency of the same;

•                  To receive reports of irregularities, claims and/or complaints submitted by shareholders, Company employees or others, and to implement procedures aimed at receiving, recording and processing the same when related to accounting and auditing aspects or to internal control procedures on such matters;

•                  To issue a previous binding opinion on the proposals for relevant transactions between the Company or its subsidiaries and related parties as described in Chapter III.13. hereof.

Chartered Accountant

Under articles 420(c), (d), (e) & f) and 446 of the Portuguese Companies Code, it is the duty of the chartered account to control the regularity of the books, accounting records and documents supporting the same, as the chartered accountant deems fit and appropriate, the extension of cash and inventory of any kind of assets or values owned or received as collateral, deposit or otherwise by the company, and furthermore the accuracy of the financial statements, as well as that the accounting policies and criteria adopted by the Company lead to a correct assessment of its assets and results.

C. COMMITTEES AND SUPPORTING STRUCTURES

Evaluation Committee

The Evaluation Committee has the duties, powers and responsibilities as required to assist the Board of Directors in the following areas:

•                  Evaluation of the overall performance of the Board of Directors;

•                  Evaluation of the performance of the members of the Executive Committee, based on criteria as approved by the Compensation Committee appointed by PT’s General Meeting of Shareholders.

Additionally, the Evaluation Committee has the duties and powers required to perform consulting functions in respect of criteria for selection of the members of the management bodies of some PT subsidiaries and of any specialized committees created within the Board of Directors.

In particular, the Evaluation Committee is entrusted with:

•                  Submitting to the Board of Directors and Compensation Committee, as applicable, a communication on the level of compliance by the Company with the legal and regulatory provisions, recommendations and guidelines issued by the competent authorities in the specific areas of evaluation, remuneration and selection, and studying and recommending the adoption of measures that prove to be required or appropriate in order to ensure compliance with such rules;

•                  Assisting the Board of Directors within the framework of the annual evaluation of the performance of such body, submitting for such purpose a written annual performance evaluation report, and evaluating the performance of the members of the Executive Committee each year, in accordance with the objective criteria approved by the Compensation Committee for purposes and within the framework of the procedure of determining the variable component of the remuneration of executive directors, after the Chief Executive Officer has been heard;

•                  In view of the determination of the relevant remuneration criteria by the Compensation Committee, defining, for each term of office and each year, the goals of the Executive Committee, taking into account the plans approved by the Board of Directors;

•                  Proposing and discussing with the Compensation Committee the remuneration policy for members of the management and supervisory bodies of the Company, and issuing an opinion on the annual remuneration policy declaration to be submitted by the Compensation Committee to the annual General Meeting of Shareholders;

•                  Discussing the standard draft management contracts and the contracts with other members of the corporate bodies, and negotiating their respective individual conditions;

•                  Preparing and periodically revising the selection criteria and qualification, knowledge and professional experience summary deemed as the appropriate profile for the performance of functions as a member of the management body of PT’s most relevant subsidiaries;

•                  Assisting the Board of Directors in the performance of its duties and powers in respect of co-optation of the Company’s directors, selection of directors (even if upon the initiative of the

Chairman of the Board of Directors or shareholders having the capacity to submit lists to voting) and appointment and substitution of directors that compose the specific committees of the Company’s Board of Directors, as well as the directors composing the Executive Committee, in this latter case upon proposal of the Chief Executive Officer;

•                  Advising the Executive Committee in the matter of selection and relevant criteria for determination of the remuneration of the members of management bodies of PT’s most relevant subsidiaries.

The Evaluation Committee had a particularly relevant activity in 2009 in order to fulfil its purpose and its duties, in particular:

•                  Approval of a recommendation to the Compensation Committee on the declaration on remuneration policy for the management and supervisory bodies, for purposes of submission to the annual General Meeting of Shareholders;

•                  Evaluation of the performance of the members of the Executive Committee of Portugal Telecom, according to the objective criteria approved by the Compensation Committee at its meeting dated 14 December 2006, for the purposes and within the framework of the procedure of determination of the multi-annual variable component of the remuneration for the 2006-2008 term of office;

•                  Approval of a recommendation to the Compensation Committee on the remuneration policy for the corporate bodies for the 2009-2011 term of office, and discussions with such Committee on that same subject, in order to, inter alia, define the remuneration goals and criteria that may consider the plans approved by the Board of Directors;

•                  Approval of a report disclosed to the Shareholders on the PT Director selection procedure for the 2009-2011 term of office;

•                  Appraisal of a proposal to the Executive Committee on the filling in of management positions in the so-called “Relevant Subsidiaries”.

Corporate Governance Committee

The Board of Directors has delegated to the Corporate Governance Committee the duties, powers and responsibilities as required to assist the Board in the performance of its corporate business supervision function in the following areas:

•                  Adoption, review and permanent evaluation of the corporate governance model, of internal rules and procedures on the Company’s structure and governance, as well as of the Group’s conduct principles and practices in compliance with the Bylaws and the legal and regulatory provisions, and furthermore of national and international recommendations, standards and best practices on this matter — the Corporate Governance Committee sends to the Board of Directors, until the date of approval of the annual report and accounts, a written communication on the level of compliance with such rules by the Company;

•                  Evaluation of the performance of the Board of Directors.

In particular, the Corporate Governance Committee has the following assignments:

•                  To propose to the Board of Directors and to review and re-evaluate the Company’s corporate governance model, including the organization structure, operation, responsibilities and internal rules of the Board of Directors;

•                  To study, review and re-evaluate the Group’s corporate governance principles and practices, notably concerning Group relations, and particularly Company relations with the market, the shareholders and other stakeholders, qualifications, independence and responsibility of directors, as well as conflict of interest prevention and information discipline;

•                  To assist the Board of Directors in evaluating its performance in order to contribute to efficiency and transparency in this procedure;

•                  To study, review and re-evaluate the values, principles and practices that must govern the conduct of the Group’s employees, including the study, review, interpretation and supervision of application of the codes of ethics or conduct approved or to be approved by the Company.

During the 2009 financial year, the Corporate Governance Committee carried out the following main activities:

•                  Appraisal of PT’s governance model, through a weighed analysis of governance practices followed, with a view to its sedimentation and continued improvement, including:

•                  Follow-up of the implementation of the Board of Directors Regulation approved at the end of 2008, and activity and rooting level in the Company’s governance structure of the internal committees created within such management body, in particular the Evaluation Committee also created at the end of 2008;

•                  Implementation of internal rules and procedures aimed at periodically reviewing independence and incompatibilities of directors, independence and specialization of members of the Audit Committee;

•                  Benchmarking analysis on good corporate governance practices in other international reference venues;

•                  Preparation of comments on CMVM plans to amend the Regulation on Listed Company Governance and the Recommendations included in the Corporate Governance Code, as well as the draft Good Governance Code of the Portuguese Institute for Corporate Governance, after a in-depth internal and external analysis and discussion of the content of the same;

•                  Appraisal, discussion and comments on the Executive Committee’s proposals to revise the PT Group’s Code of Ethics and revise the internal regulation on Related-Party Transactions, in order to update and reinforce the PT Group’s internal rules on these fields;

•                  Preparation of a communication to be addressed to the Board of Directors on the level of compliance by the Company with national and international rules, recommendations and best practices applicable to corporate structure and governance and principles and practices of conduct;

•                  Assessment of the governance practices of the Board of Directors;

•                  Appraisal of the draft governance report of the Company for the 2009 financial year;

•                  Preparation of the self-evaluation report, including the evaluation of the Committee’s internal operating rules.

Structures Supporting the Executive Committee

The assignments of the structures supporting the Executive Committee are as follows:

Disclosure Committee

It is incumbent on the Disclosure Committee to define, document and disclose procedures as appropriate for the proper collection, processing and reporting of information, as well as to review all information disclosed by PT, notably: press releases, reports and accounts (annual, interim and quarterly), 20-F Forms, notices to the CMVM and questionnaires sent to the media.

For such purpose, the Disclosure Committee shall approve and implement procedures and controls as required to ensure that information disclosure by PT to shareholders and investors:

•                  Complies with applicable laws and regulations;

•                  Is accurate, complete and made in due time; and

•                  Reliably represents the Group’s financial position and the results of its operations in all material respects relevant to an adequate knowledge of its financial condition and performance.

Consultive Council

The mission of the Consultive Council is to consider, together with the Executive Committee, major strategic issues faced by the PT Group, contributing to a corporate management of excellence.

The activity of the Consultive Council consists of assessing, together with the Executive Committee, areas with special relevance for PT or issues which level of importance so advises, notably regulation, competition, international investments, mergers, acquisitions and disposals, technological strategies and their implication in the Group’s business structure.

It is incumbent on the members of the Consultive Council, as to activities and shareholdings held or to be acquired by the PT Group to:

•                  Provide the Chief Executive Officer and the Executive Committee with information, assessments and opinions on matters of a regulatory, technological, economic and corporate nature;

•                  Analyse relevant aspects of economic trends, concerning both present and future prospects, notably in what regards factors capable of influencing or enhancing the PT Group business;

•                  Assist the Chief Executive Officer and the Executive Committee in developing corporate strategies and the best management practices;

•                  Issue opinions and recommendations on any matters eventually submitted to it by the Chief Executive Officer or by the Executive Committee.

Sustainability Committee

It is the Sustainability Committee’s responsibility to ensure that corporate sustainability is a part of and consistent with the Group’s strategy and transversal to all its companies.

The Committee has the following main global goals:

•                  Reinforcing the Group’s performance as a sustainable company, and disseminate this information both internally and externally;

•                  Ensuring the conditions required in order to include PT in the international sustainability rates, aiming at gaining a leading position;

•                  Promoting an upgrade in the sustainable performance of the subsidiaries, evaluating and approving projects that these companies may develop in this area and stimulating the inclusion of this issue in the agenda of the Executive Committees of the same, at least twice each year.

The Sustainability Committee has the following duties:

•                  To develop a transversal corporate sustainability strategy that is integrated and consistent with the Group’s strategy;

•                  To ensure the creation within the PT Group of conditions as required for its sustainable growth, in a three-dimensional perspective, in economic, environmental and social terms, in accordance with international criteria;

•                  To evaluate, approve and support implementation initiatives and plans that subsidiaries may define in this area;

•                  To develop, promote and supervise projects and actions as required for the proposed goals;

•                  To identify, define and control the best teams to carry out such projects;

•                  To guarantee internal and external communication by reinforcing the performance of the PT Group as a sustainable company and making it recognized as such;

•                  To control and evaluate the action plan as established and incorporated in the sustainability strategy.

II.4. ANNUAL REPORT ON THE ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE

The annual report on the activities of the Audit Committee during the 2009 financial year is available to shareholders on the Company’s website, together with the financial statements, in compliance with CMVM 2007 Recommendations no.s II.4.2 and II.4.3.

II.5. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS

As a company listed on the Euronext Lisbon and on the New York Stock Exchange, therefore subject to high corporate governance requirements acting in a globalization and strong corporate dynamism context, the PT Group has since long ago strongly committed itself to the existence of an actual Internal Control Environment, notably in the areas related to the preparation and disclosure of financial information.

The existence of the above Internal Control Environment is ensured by the implementation of an Internal Control System, which includes Controls for Financial Reporting and the Risk Management System, served by a full engagement and commitment of the Executive Committee translated into the involvement of all management teams and making available of all means required for actual implementation.

The Internal Control System, in line with the best international practices and the provisions of the Sarbanes-Oxley Act, is implemented in all relevant companies of the PT Group, and contemplates a set of procedures related to the execution, supervision, monitoring and continuous improvement of business processes for financial reporting.

The implementation of the Internal Control System for preparation and disclosure of financial information in the PT Group is ensured by a permanent allocation of resources, notably through Internal Control, Risk Management and Corporate Internal Auditing Teams, and the definition of its goals, its supervision, effectiveness evaluation and continuous improvement in the activities carried out are in charge of the Chief Executive Office and the Executive Director with financial functions. The Audit Committee of the PT Group has also played a predominant role as regards the evaluation of the implementation process of the Internal Control System for financial reporting. Furthermore, the Internal Control System has been certified by the External Auditors since 2006 pursuant to the Sarbanes-Oxley rules, with no material weakness.

Financial Reporting Controls

The Internal Control System implemented at PT was based on an acknowledged international model - COSO(4), making use of the layers established according to such model, notably: (i) Entity Level Controls; (ii) IT Level Controls; and (iii) Process Level Controls. In addition, taking into consideration the SEC(5) requirements, goals were identified as required to ensure that any processes, systems and organization having an impact on the steps conducive to the financial reporting have appropriate operational controls.

The responsibility of the Internal Control Unit consists in promoting a vision of an internal control system that is structured, sustainable and pointing towards the management of risks as identified by the organization, not exclusively focused on compliance. In this way, other than the legal obligations and tools as appropriate to identify financial risks, this Unit makes use of any information collected from the Risk Management System in order to identify and improve processes that are relevant to financial reporting.

The identification, design and updating of the controls that are relevant to financial reporting, whether preventive or detective or corrective, are documented on proper manuals according to the layers established by COSO.

In the pursuance of the goals of promoting and implementing an Internal Control and risk management environment beyond mandatory rules, PT has defined a set of minimum internal control requirements, particularly applicable to international transactions, which served as additional guidelines for the Group to define corporate policies.

(4) Committee of Sponsoring Organizations of the Treadway Commission

(5) Securities and Exchange Commission

As concerns risk fraud, the SOX(6) rules are very specific to the extent that they require a particular assessment, monitoring and documentation. In this way, PT has identified and implemented controls as required to appropriately and systematically reduce identified risk factors, thus minimizing, inter alia, the qualitative and quantitative impact of fraud risk.

The assessment of the effectiveness of Internal Controls for financial reporting is ensured by the PT Group’s Corporate Internal Audit, and additionally, as mentioned above, an assessment by the external auditor is procured.

Risk Management System

As mentioned above, the PT Group has determined, as its priority commitment, to implement evaluation and management mechanisms for the risks affecting its businesses, based on an integrated transversal management model, and so ensuring the implementation of good Corporate Governance practices and transparency in the communication to the market and shareholders.

The PT Group has a Risk Management Team, whose mission consists in carrying out a permanent evaluation of the risk management procedures instituted and making any improvements and adjustments as may be identified.

PT has been investing in implementing a Risk Management System based on an internationally acknowledged model – COSO II, by using the following methodology:

Risk Evaluation — During a first stage, internal and external risks that might affect in a materially relevant way the pursuance of the PT Group’s strategic goals are identified and prioritized with the management team of the PT Group, including: (i) Customer growth; (ii) Increase in the revenue originated in international markets; (iii) Leadership in all market segments and geographies; (iv) Superior performance at shareholder return, operational and financial level; and (v) Reference to the corporate sustainability level of the countries where the PT Group operates.

Risk Diagnosis — Then workshops are held with those responsible for the management of each risk, in order to identify risk factors and events that might affect the PT Group’s operations and activities, as well as control procedures and mechanisms. Additionally, the impact and probability of occurrence of each risk factor are measured, and according to the level of exposure or residual risk the need for a response to the risk is assessed (eliminate, reduce, transfer or accept). During 2009, 32 workshops were developed with those responsible for risk management, where 213 risk factors associated to relevant risks were identified.

Implementation and monitoring — This consists in a follow-up stage in connection with the risk mitigation actions as defined during the previous stage; and in monitoring the evolution of the level of exposure to critical risks and identification of new risk factors. This stage contemplates the adoption of internal information and communication mechanisms on the various components of the system and risk warnings.

Disclosure — I.e. using the results and information generated by the Risk Management System to convey to the market and shareholders any critical risk factors that might affect the PT Group’s operations and activities.

(6) Sarbanes-Oxley Act, of 2002

It should also be mentioned that the whole process is followed up and supervised by the Audit Committee, a supervisory body composed of non-executive members of the Board of Directors.

A summary of the main risks to which the Company is subject is shown in Chapter II.9.

II.6. RESPONSIBILITY OF THE MANAGEMENT AND SUPERVISORY BODIES IN THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS

Regarding this matter, please see Chapter II.5.

II.7. OPERATING RULES OF CORPORATE BODIES

Internal regulation and operation of the Board of Directors

On 3 October 2008, the Board of Directors adopted its internal operation regulation. The full text of this regulation may be consulted on the Company’s website.

Under the terms of article 24 of the Bylaws and the Board’s internal regulation, the Board of Directors shall meet every month and will meet extraordinarily whenever called upon by its Chairman, by two directors or by the Audit Committee.

The Board of Directors may not work without the presence of the majority of its members in office. The Chairman of the Board of Directors may, when clearly urgent, waive the presence of such majority if the same is ensured through voting by correspondence or through a power of attorney, although a director may not represent more than one other director.

The resolutions of the Board of Directors are passed by a majority of votes cast, and the Chairman has a casting vote.

Operation of the Executive Committee

Pursuant to the Bylaws and to its power delegation, the Executive Committee schedules the dates and periodicity of its own ordinary meetings, and shall meet extraordinarily whenever called upon by its Chief Executive Officer, by two of its members or by the Audit Committee.

The Executive Committee may not work without the presence of the majority of its members in office. The Chief Executive Officer may, when clearly urgent, waive the presence of such majority if the same is granted through voting by correspondence or through a power of attorney, although a member of the Executive Committee may not represent more than one other member of the same, and also by conference call and videoconference.

The resolutions of the Executive Committee are passed by a majority of votes cast, and the Chief Executive Officer has a casting vote.

Shareholders may request information on the operation of the Executive Committee from the Company’s management pursuant to the law.

Internal regulation and operation of the Audit Committee

The Audit Committee has adopted its internal regulation, which may be consulted on the following electronic address: http://www.telecom.pt/NR/rdonlyres/67EC0B7D-5B4B-49DA-B5E0-87B32C5D3B22/1411230/Regulamento_Comisso_de_Auditoria_PT.pdf.

According to such Regulation, the Audit Committee meets at least once every two months, on the day and at the place established by its Chairman, although extraordinary meetings may be called upon by its Chairman or at the request of a majority of the members of the Committee.

Additionally, the Audit Committee may meet, on its own initiative, at least once every quarter of each financial year, either separately or with the Executive Committee, the Corporate Internal Audit Department or the Company’s External Auditors. Its members may participate in the meetings of the Executive Committee in which annual financial statements are reviewed.

The Audit Committee shall not function without the presence of the majority of its members in office. Its Chairman may, when clearly urgent or there is a justified impossibility, waive the presence of that majority if the same is ensured through voting by correspondence or by power of attorney, although no member may represent more than one other member of the Audit Committee.

The Audit Committee’s resolutions are approved by a majority of the votes cast, and its Chairman has a casting vote.

Action by the Chartered Accountant

The Chartered Accountant is an individual corporate body whose duties are exercised in accordance with specific legal and professional rules.

Operation of the Evaluation Committee and Corporate Governance Committee

Each such committee meets ordinarily once every quarter and whenever called upon by its Chairman on his own initiative or at the request of any one of its members. These committees may not function without the presence or due representation of the majority of its members, and their resolutions are taken by a majority of votes cast, the Chairman having a casting vote. The Chief Executive Officer is prevented from voting, within the Evaluation Committee, on any resolutions regarding the annual evaluation of the performance of the members of the Executive Committee.

In addition to the above rules, the operating rules of the Board of Directors provide for the provision of information by the Evaluation Committee and Corporate Governance Committee to the members of the Board of Directors not incorporating the same.

The operation regulations of the Evaluation Committee and Corporate Governance Committee are available for consultation on the PT website.

Conflicts of interest, maximum number of functions and other incompatibilities

According to the internal regulation of the Board of Directors, each director has to timely inform the Chairman of the Board of Directors and the Corporate Governance Committee of any interest, whether direct or indirect, he may have, in his own account or in the account of any third party, that potentially or actually conflicts with the Company’s interest within the context of a given resolution, or of any other situation related to such director or a third party connected to him capable of, within such context, limiting in any way his impartiality. The director shall describe the nature and extension of such interest or situation.

In view of such information, if the Chairman of the Board of Directors, the Corporate Governance Committee or the director in question concludes there is a conflict of interest, such director should not participate in the discussion nor vote on the corresponding resolutions.

Other than the rules as provided for under the law and regulations and CMVM and NYSE recommendations, PT has adopted no further rules resulting in limitations to the maximum number of functions a director may perform or other incompatibilities applicable to the members of the Board of Directors or Audit Committee.

SECTION II. MANAGEMENT

II.8. WORK COORDINATION MECHANISMS FOR NON-EXECUTIVE MEMBERS

The Chairman of the Board of Directors does not perform any executive duties.

In any way, in the event the Chairman of the Board carries out any executive duties, the Company has implemented mechanisms ensuring that non-executive directors may be able to decide in an independent and knowledgeable manner. See Chapter II.3., Powers of the Chairman of the Board of Directors and Chief Executive Officer.

II.9. IDENTIFICATION OF THE MAIN ECONOMIC, FINANCIAL AND LEGAL RISKS TO WHICH THE COMPANY IS EXPOSED IN CARRYING OUT ITS BUSINESS

As an economic group that carries out its business in several business areas, the PT Group is exposed to various risks, the following being the main risk factors:

Regulation: The PT Group is subject to the risk of regulatory change or actions of national, international or European Union regulatory entities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner. The Corporate Regulation Office is in charge of the management of the regulation risk, and must be up to date on new business regulations applicable to the sector with an impact on the PT Group as issued by national and international entities.

Competition: Potential reduction in the wireline service revenues as a result of the progressive effect of wireline-mobile replacement, as well as potential reduction in the PT Group’s revenues by virtue of an increase in competition by other operators or new players in the market, notably through (i) development of new products and services, (ii) aggressive marketing and sales policies, (iii) improvements in product and service quality, (iv) increase in productivity and cost reduction, and (v) re-configuration of the value chain from the customer’s point of view.

Technological evolution: In view of historical quick technological changes, the PT Group is subject to the risk of failing to leverage technological advances and developments in its business model in order to obtain or maintain competitive advantages. The PT Group holds PT Inovação, a company targeted to implement the technological development of the Group’s businesses at applied research, engineering services and development of innovating solutions and services levels, both in the domestic and international market.

Network infrastructure management: The capacity and availability of network infrastructures are essential for the PT Group to ensure its continued critical operations in its customer service provision within high quality parameters with a view not only to customer satisfaction but also in compliance with regulatory requirements. Thus, the PT Group has strongly emphasized the management of this risk, not only at infrastructure availability level, but also in the increase of such infrastructure capacity, in such a way as to support new product and service offers to its customers. Additionally, PT’s ownership of a network infrastructure located in the public domain increases the PT Group’s exposure to the occurrence of breakdown and incidents. Within this scope, preventive maintenance and/or risk transfer to insurance companies actions are carried out.

Economic environment: The international financial crisis may extend the recession at Portuguese and world economy level, and delay economic recovery, which might have an impact on the level of product and service demand, and as a result on the level of the operational and financial performance of the PT Group. In this sense, management continuously monitors impacts on the operational and financial performance of the Company.

Financial markets: Recent events have increased uncertainty and volatility in financial markets. Risk premium in the markets generally, and for PT in particular, have increased significantly. In this way, the current conditions of the financial markets may have an adverse effect on the PT Group’s ability to access the capital it needs to support its growth, its strategies, and generate future financial returns. The management of the financial market risk is ensured by the Corporate Finance Department. Portugal Telecom executes agreements regarding a set of derivative financial instruments so as to minimize the risks of exposure to interest and exchange rate variations. The execution of agreements concerning financial instruments is made after a careful analysis of risks and benefits inherent in this kind of transactions and in consultation with various institutions acting in this market. These transactions are subject to prior approval by the Executive Committee and involve a permanent follow-up of the financial markets’ evolution and of the positions held by the Company.

Exchange rate exposure: Portugal Telecom holds financial investments in foreign countries which currency is not the euro, including Brazil and several African countries. Exchange rate fluctuations of those currencies against the euro affect the translation of the results attributable to Portugal Telecom, and therefore impact the PT Group’s results and asset position. Portugal Telecom does not have a hedging policy regarding the financial investment amount; however, the Executive Committee is considering the execution of cash flow hedging of the dividends or other capital income between the time of allocation and actual receipt.

Strategic partnerships: The growth strategy at international level is based on a combination of alliances, joint ventures and partnerships that may affect in a favourable way the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies have played a central role in the management of this risk, by reinforcing existing opportunities.

Environmental: Pursuing an appropriate environmental policy has been a concern for Portugal Telecom, in order to reduce the company’s exposure to environmental damages that might consist in: (i) liability towards third parties for any material damage caused; (ii) liability towards governments or third parties for the cost of waste removal, added by serious punitive damages.

Talent retention: The Company’s ability to retain and obtain talent is a fundamental vector for the pursuance of the Company’s strategic goals, particularly within the competitive context where Portugal Telecom operates, both at national and international level. In this way, the Company has paid special attention to the management of this risk, at the charge of Corporate Human Assets Office, which identifies key constituents of the PT Group in order to subsequently implement retention strategies as appropriate to the segments as defined for its management.

II.10. POWERS OF THE MANAGEMENT BODY, NOTABLY AS REGARDS CAPITAL INCREASE RESOLUTIONS

The powers of PT’s Board of Directors are described in Chapter II.3., Board of Directors.

PT’s Bylaws authorize the Board of Directors, upon a favourable opinion by the Audit Committee, to increase the share capital, one or more times, through contributions in cash in up to the amount of 15,000,000 Euros, provided however that this decision is preceded by a resolution of the General Meeting of Shareholders establishing the parameters to which such increase or increases are subject, such definition to be made as provided for under the Bylaws.

In December 2008, making use of the above authorization, the Board of Directors issued bonds convertible into shares, which included, according to a resolution by the General Meeting approving the relevant parameters, the approval of a capital increase implied in the resolution to issue the abovementioned bonds in an amount not exceeding 15% of the share capital in PT on the date of the resolution to issue convertible bonds, without prejudice to such amount being exceeded as a result of any adjustments to the conversion price.

II.11. FUNCTION ROTATION POLICY — APPOINTMENT AND SUBSTITUTION OF MEMBERS

Function rotation policy

Currently, PT has no policy on rotation of functions within the Board of Directors. Taking into account that a new CMVM 2010 Recommendation was adopted on this matter — and to be considered on the governance report for 2010 –, the relevance of adopting such policy may be analysed during the 2010 financial year.

Additionally, CMVM Recommendation no. II.2.5, which provides for the management body to promote the rotation of a member of the financial function upon termination of each two terms of office, does not apply to PT as director Luís Pacheco de Melo has been carrying out duties of Chief Financial Officer since 2006, i.e. he is now serving his second term of office.

Rules on the appointment and substitution of the members of the Board of Directors

The members of the Board of Directors are elected by the General Meeting of Shareholders as described in Chapter II.1.

PT’s Evaluation Committee was assigned powers within the director appointment procedure as best described in Chapter II.16.

The Bylaws determine that the absence of any director from more than half the ordinary meetings of the Board of Directors during one financial year, in a consecutive way or not, without a justification acceptable to the Board of Directors, shall be deemed as a definitive absence of such director. Such definitive absence shall be declared by the Board of Directors, and the director in question shall be replaced as provided for by law and the Bylaws.

Where the definitively absent director is one of those elected in application of the bylaw rule requiring the votes of the majority of class A shares, and the majority of the directors elected pursuant to this provision and still in office did not vote in favour in the co-optation resolution, then substitution of the director must be through election by the General Meeting of Shareholders.

Rules on the appointment and substitution of members of the supervisory bodies

The members of the supervisory bodies are appointed by the General Meeting of Shareholders as described in Chapter II.1.

The Bylaws determine that the absence of any member of the Audit Committee shall be deemed as a definitive absence under the same terms as described above regarding the absence of members of the Board of Directors. Such definitive absence shall be declared by the Audit Committee, and the member in question shall be replaced as provided for by law and the Bylaws.

Substitution of the Chartered Accountant shall be made in accordance with the law.

II.12. NUMBER OF MEETINGS OF THE MANAGEMENT AND SUPERVISORY BODIES, AS WELL AS REFERENCE TO MINUTES OF SUCH MEETINGS

During the 2009 financial year, 14 meetings of the Board of Directors and 13 meetings of the Audit Committee took place.

The management and supervisory bodies draw up minutes of their meetings, and members attending such meetings may dictate a summary of their interventions for the minutes.

II.13. NUMBER OF MEETINGS OF THE EXECUTIVE COMMITTEE AND REMITTAL OF ITS MINUTES AND NOTICES

During the 2009 financial year, 42 meetings of the Executive Committee took place. The Executive Committee draws up minutes of its meetings, and members attending such meetings may dictate a summary of their interventions for the minutes.

The Chief Executive Officer sends all notices and minutes of the Executive Committee meetings to the Chairman of the Board of Directors and Chairman of the Audit Committee in order to allow for the proper information of such officers.

II.14. EXECUTIVE AND NON-EXECUTIVE MEMBERS – INCOMPATIBILITY RULES AND INDEPENDENCE CRITERIA

Board of Directors

In Chapter II.1., directors are broken down into executive and non-executive directors, and among the latter those that are considered independent.

As set out in the same Chapter, as of 31 December 2009 the Board of Directors includes 9 independent non-executive directors, which corresponds to more than one-fourth of the total number of members pursuant to the provisions of CMVM 2007 Recommendation no. II.1.2.2.

Additionally, all non-executive members of the Board of Directors that are identified above as independent (obviously, other than directors incorporating the Audit Committee) would comply with all incompatibility rules provided for under article 414A-1 of the Portuguese Companies Code, if the same were applicable to them, except as provided for under subparagraph (b).

Audit Committee

Taking into consideration the internal rules on independence issues and the communications made by this corporate body’s members, as at 31 December 2009, the Audit Committee complies with the provisions of article 414-6 of the Portuguese Companies Code, since all its members are independent pursuant to paragraph 5 of that same article.

In this regard, it should be mentioned that, should the CMVM understand that pursuant to its new CMVM 2010 Recommendation no. II.1.2.3., re-election in any corporate body (and not exclusively in the supervisory body) is relevant for the purposes of subparagraph (b) of article 414-5 of the Portuguese Companies Code, and exclusively as regards the 2009 financial year, the Chairman of the Audit Committee, although having been elected for the first time for the supervisory body on 22 June 2007, was re-elected for more than two terms of office to carry out non-executive duties in the management body of the Company.

However, taking into account the provisions as expressly mentioned on the said rule, as well as the nature of the supervisory duties, the Audit Committee understands that all its members are independent non-executive directors and its Chairman holds the qualifications required to carry out such duties. Therefore, the Audit Committee complies with the provisions of CMVM 2007 Recommendation no. II.1.3.1.

Furthermore, it should be stressed that (i) independence of the members of the Company’s Audit Committee is also assessed in accordance with SEC and NYSE rules applicable to PT’s Audit Committee, which rules are described in next Chapter, and (ii) all the members of the Audit Committee are independent according to such rules, including the member of the Audit Committee Mário João de Matos Gomes, who is the audit committee financial expert according to the provisions of Item 16A of Form 20-F.

II.15. RULES FOR EVALUATION OF INDEPENDENCE OF MANAGEMENT MEMBERS

Board of Directors

Article 414-5 of the Portuguese Companies Code and internal regulation no. 3,08 on the independence of the members of the Board of Directors of Portugal Telecom, SGPS S.A., other than the members of its Audit Committee, approved on 31 January 2008, were taken into consideration in the qualification of director independence on the table above.

In assessing the non-existence of any association to specific interest groups in PT or any circumstance capable of affecting a director’s capacity to analyse or decide with independence, the directors, as well as the Board of Directors as a whole, also take into account the incompatibility rules set forth in article 414A of the Portuguese Companies Code, with exception to the rule in paragraph 1(b) of this article, as well as the situations affecting director independence as established in article 414-5(a) and (b) of that same Code.

According to the internal regulation no. 3,08, the members of the Board of Directors of the Company, other than members of the Audit Committee, must send to the Chairman of the Board, within 10 business days as from their election or co-optation, and no later than 31 January of each year, declarations prepared in accordance with an Appendix to the said internal regulation.

Where the independence situation of any member of the Board of Directors is subsequently changed, the director in question must send to the Chairman of the Board an updated declaration, in the 10 business days following such subsequent change.

The Board of Directors assesses the independence of its non-executive members, other than the members of the Audit Committee, on the basis of such declarations, as well as of any other information of which the Board may be aware.

Independence criteria as provided for under internal regulation no. 3,08 are applicable to the members of the Corporate Governance Committee and of the Evaluation Committee as such. The Audit Committee, in its turn, adopts specific independence criteria, as described hereinafter.

Audit Committee

For purposes of assessment of independence, non-existence of incompatibility situations and specialization of the members of the Audit Committee as such, the Audit Committee and the Board of Directors of PT have adopted, on 31 January 2008, internal regulation no. 4,08, which was prepared on the basis of the independence concept set out under article 414-5, the list of incompatibilities provided for under article 414A, and the specialization concept set out under article 414-4, all of the Portuguese Companies Code and applicable by virtue of article 423B of that same Code. All other applicable market rules, including the rules in force in the US market, notably the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, Rule 10A-3 on Listing Standards Relating to Audit Committee of SEC and the Final Rules approved under Section 303A on Corporate Governance Standards of NYSE were also taken into account.

In accordance with the abovementioned internal regulation, the members of the Audit Committee must send to its Chairman, within the 10 business days following their appointment and no later than

31 January of each year, declarations prepared in accordance with an Appendix to such internal regulation no. 4,08.

Additionally, where a member of the Audit Committee is or should be aware that a subsequent change regarding the independence, incompatibility and specialization requirements applicable to such member has occurred or will occur, the member in question must send an updated declaration to the Chairman of the Audit Committee, reasonably in advance or, if not possible to send it in advance, immediately after the fact.

The Audit Committee assesses, from time to time, the compliance of its members with applicable rules on incompatibilities, independence and specialization on the basis of such declarations, as well as of any other information of which the Audit Committee may be aware.

Furthermore, should the Audit Committee conclude that, at a certain point in time, a member fails to comply, or may eventually fail to comply, with the requirements as to incompatibilities, independence or specialization as provided for under the Portuguese Companies Code, the Audit Committee will trigger the necessary mechanisms for replacement of such members as required for the composition of this corporate body to be in conformity with the applicable legal and bylaw provisions.

Independence of the members of the Company’s Audit Committee is also assessed in accordance with the tests known as Independence Tests set out in Section 303-A on Corporate Governance Standards issued by the NYSE, which are applicable to the Company as an entity with shares admitted to trading on the NYSE, which apply because the Company is an entity with shares listed for trading on the NYSE.

II.16. SELECTION PROCEDURE FOR NON-EXECUTIVE DIRECTOR CANDIDATES

Candidates for non-executive management offices are elected by the General Meeting of Shareholders. At the elective General Meetings of Shareholders that have been held at PT, the names incorporated in the lists for purposes of election of corporate bodies, in particular as regards the management body and its non-executive members, have been proposed by shareholders who are signatories of the proposal in question, no executive directors having participated in the procedure for selection of non-executive directors.

Additionally, the Evaluation Committee is assigned, inter alia, the power to assist the Board of Directors in the procedure for selection of directors for the Company, either at the request of the Chairman of the Board of Directors (notably in case of co-optation), or on the initiative of shareholders entitled to submit lists to voting.

The assignments of the Board of Directors and Evaluation Committee within this framework correspond to the exercise of the corporate management duties entrusted to the management body as to the specialized functions of the Board of Directors, i.e. the intervention of such Committee in the selection procedure for non-executive director candidates essentially comprises the definition of an objective profile as appropriate for the persons to be elected, taking into account general and abstract criteria of good management, without prejudice to the decision of candidate selection being in itself entrusted to the Board of Directors in cases of co-optation (subject to ratification by the General Meeting of Shareholders), or to the shareholders in case of election at a General Meeting of Shareholders.

The Evaluation Committee has 7 non-executive directors among its 8 members (including, other than the Chairman of the Audit Committee, the Chief Executive Officer), and it is chaired by the Chairman of the Board of Directors, who is a non-executive director.

In this way, any interference of executive directors in the selection of non-executive director candidates is limited.

II.17. DESCRIPTION OF THE ACTIVITY OF NON-EXECUTIVE DIRECTORS

The Board’s operating regulation provides for the possibility of holding ad hoc meetings among non-executive directors, and requires that non-executive directors meet with the Chairman of PT’s Evaluation Committee at least once a year.

The non-executive members of the Board of Directors have prepared a report of the activities carried out during the 2009 financial year, which report was approved at the meeting of such members held on 3 March 2009 and is disclosed on the annual management report in compliance with CMVM 2007 Recommendation no. II.2.4.

II.18. PROFESSIONAL QUALIFICATIONS OF THE MEMBERS OF THE BOARD OF DIRECTORS, INDICATION OF PROFESSIONAL ACTIVITIES CARRIED OUT BY THE SAME IN THE LAST FIVE YEARS AT LEAST, NUMBER OF SHARES IN THE COMPANY HELD BY THE SAME, DATE OF FIRST APPOINTMENT AND DATE OF EXPIRATION OF TERM OF OFFICE

The curricula of PT directors are shown in Appendix III.

Chapter II.1. shows the number of shares in the Company held by each director, the year of first appointment and the date of expiration of term of office.

II.19. FUNCTIONS EXERCISED BY THE MEMBERS OF THE MANAGEMENT BODY IN OTHER COMPANIES, INDIVIDUALIZING THOSE EXERCISED IN OTHER COMPANIES OF THE SAME GROUP

The functions exercised in other companies by the directors are shown in Appendix III.

SECTION III. GENERAL AND SUPERVISORY COUNCIL, COMMITTEE FOR FINANCIAL MATTERS, AUDIT COMMITTEE AND FISCAL COUNCIL

Information as provided for in Chapters II.20. to II.23. of CMVM Regulation no. 1/2010 does not apply to PT, taking into account that the Company has adopted an Anglo-Saxon governance model.

II.24. EVALUATION OF THE EXTERNAL AUDITOR

PT follows the Anglo-Saxon governance model, and therefore it has no Supervisory Board (“Conselho Fiscal”). The data hereinafter are referred to the Audit Committee.

The annual evaluation of the external auditor is included in the annual activity report of the Audit Committee made available on the Company website together with the financial statements.

Up to this date, PT Audit Committee has, in no case, found any reason to take steps towards removing with just cause any entity having performed the duties of external auditor of the Company, and therefore CMVM 2007 Recommendation no. II.4.5, at no time applicable as to this portion, is deemed entirely complied with.

For mere information purposes, it should be said as to this matter that, in accordance with its internal regulation, the Audit Committee is directly and exclusively responsible for appointing, hiring, confirming or terminating the duties and fixing the remuneration of the external auditors of the Company, as well as for supervising their qualifications and independence, as well as approving the auditing and/or other services to be rendered by the said external auditors or persons associated to the same. Neither the law nor the Bylaws of the Company assign any powers for the General Meeting of Shareholders to resolve on the removal without just cause of the external auditor.

Information as provided for in Chapters II.25. to II.28. of CMVM Regulation no. 1/2010 does not apply to PT, taking into account that the Company has adopted an Anglo-Saxon governance model.

II.29. COMPANY REMUNERATION POLICY

The remuneration policy applicable to the PT Group’s officers (in the meaning of article 248B-3 of the Portuguese Securities Code), other than those incorporating the management and supervisory bodies, is described in the declaration on this matter to be submitted by the Board of Directors to the annual General Meeting of Shareholders to be held on 16 April 2010, in compliance with the part concerning this matter of CMVM 2007 Recommendation no. II.1.5.2. Such declaration is attached hereto as Appendix IV.

A description of the remuneration policy for the PT Group’s officers, other than those incorporating the management or supervisory bodies, in a text incorporated in the Report and account for the relevant financial year, was also submitted to the annual General Meeting held on 27 March 2009.

At PT there are no other employees whose professional activity might have a relevant impact on the company risk profile or whose remuneration contains a significant variable component.

SECTION IV. REMUNERATION

Compensation Committee

The Compensation Committee is elected by the shareholders at a General Meeting and serves the purpose of defining the remuneration policy of the members of the corporate bodies, determining the remunerations applicable taking into consideration the duties assigned, the performance (notably taking into account the evaluation made by the Evaluation Committee) and the economic position of the Company.

For the completion of this task, the Compensation Committee continuously follows up and evaluates the directors’ performance, checking the extent to which the proposed targets have been achieved. The Compensation Committee meets whenever necessary.

The current members of the Compensation Committee were elected on 27 March 2009 for the 2009-2011 three-year term of office, which will end on 31 December 2011.

Composition
Álvaro Pinto Correia	Chairman
Francisco Esteves de Carvalho	Member
Francisco Barros Lacerda	Member

Independence of the members of the Compensation Committee

Notwithstanding the necessary articulation of this Committee with the Board of Directors, the composition of the Compensation Committee seeks to obtain the highest possible level of independence of its members from the members of the management body. No member of the Compensation Committee is a member of any corporate body or committee within the Company, and no member of the Compensation Committee has any family connection to any member of the management body by way of marriage, kindred or affinity in a direct line and up to and including the third degree.

II.30. DESCRIPTION OF THE REMUNERATION POLICY FOR THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES AS REFERRED TO UNDER ARTICLE 2 OF LAW NO. 28/2009 OF 19 JUNE 2009

The remuneration policy for executive and non-executive members of the Board of Directors (such policy including the members of the supervisory body) is described on the declaration on this matter to be submitted by the Compensation Committee to the annual General Meeting of Shareholders to be held on 16 April 2010, pursuant to article 2-1 of Law no. 28/2009 of 19 June 2009 and in compliance with the part concerning this matter of CMVM 2007 Recommendation no. II.1.5.2. Such declaration is reproduced in Appendix V hereto.

At the annual General Meeting of Shareholders dated 27 March 2009, a description of the directors’ remuneration policy and of its implementation during the 2008 financial year was also submitted to the shareholders in a text incorporated in the corporate governance report for such year.

II.31. REMUNERATION INDIVIDUALLY EARNED BY THE MEMBERS OF THE COMPANY’S MANAGEMENT AND SUPERVISORY BODIES

Pursuant to Law no. 28/2009 of 19 June 2009, individual remunerations received by the members of the management body and Audit Committee of the Company, paid either by PT or the companies in a control or group relationship with it, are shown hereinafter:

Board of Directors in office from 1 January 2009 to 26 March 2009

	2009 Year
		Variabl			Committees as of 26 de March 2009
	Fixed	FY 2008	Total	Notes	Audit	Governance	Evaluation

Charmain of the Board of Directors
Henrique Granadeiro	165.48	—	165.48				President
Executive Committee
Zeinal Bava	165.485	794.236	959.721				Member
Luis Pacheco de Melo	134.005	555.965	689.970
António Caria	115.840	448.685	564.525
Rui Pedro Soares	134.005	448.685	582.690
	549.33	2.247.57	2.796.90
Non-Executive Board Members Audit Committee
João de Mello Franco	58.158	—	58.158		President	President	Member
José Xavier de Basto	27.123	—	27.123		Member
Thomaz Paes de Vasconcellos	54.226	—	54.226		Member
	139.50	—	139.50
Other Non-Executive Board Members
José Maria Alvarez-Pallete	9.441	—	9.441
Franquelim Alves	26.241	—	26.241			Member
Francisco Bandeira	—	—	—	(a)
Fernando Soares Carneiro	21.229	—	21.229				Member
Luis Azevedo Coutinho	13.551	—	13.551
Santiago Fernandez Valbuena	9.441	—	9.441
Joaquim Goes	18.282	—	18.282			Member	Member
Gerald S. McGowan	9.441	—	9.441
Rafael Mora Funes	18.282	—	18.282			Member	Member
Amílcar de Morais Pires	9.441	—	9.441
Francisco Soares	18.282	—	18.282			Member
Jorge Tomé	—	—	—	(a)		Member	Member
Nuno de Almeida e Vasconcellos	9.441	—	9.441
	163.07	—	163.07
	1.017.39	2.247.57	3.264.97

(a)Non-executive directors that renounced to their remuneration due to incompatibility with other professional duties.

The annual variable paid in the 2009 financial year set forth above refers to the performance of the executive directors during the financial year ended on 31 December 2008, thus regarding the 2006-2008 term of office.

Board of Directors in office after 27 March 2009

			Committees as of 31 December 2009
	Fixed	Notes	Audit	Governance	Evaluation
Chairman of the Board of Directors
Henrique Granadeiro	485.42				President

Executive Committee
Zeinal Bava	546.101				Member
Luis Pacheco de Melo	364.105
Carlos Alves Duarte	364.105
Rui Pedro Soares	364.105
Manuel Rosa da Silva	364.105
Fernando Soares Carneiro	364.105
Shakhaf Wine	364.105	(a)
	2.730.73
Non-Executive Board Members Audit Committee
João de Mello Franco	213.246		President	Member	Member
José Xavier de Basto	99.451		Member
Mário João de Matos Gomes	137.504		Member
	450.20
Other Non-Executive Board Members
José Maria Alvarez-Pallete	34.617
Francisco Bandeira	—	(b)
Santiago Fernandez Valbuena	34.617
Joaquim Goes	67.034			Member	Member
Gerald S. McGowan	34.617
Rafael Mora Funes	67.034				Member
Maria Helena Nazaré	—	(b)
Amílcar de Morais Pires	34.617
António Palma Ramalho	63.849			Member
Francisco Soares	103.851			Member	Member
Jorge Tomé	—	(b)		Member	Member
Paulo Varela	63.849			Member
Milton Vargas	32.972
Nuno de Almeida e Vasconcellos	103.851			President
	640.90
	4.307.26

(a)Remuneration paid by and expensed by a subsidiary of the Company.

(b)Non-executive directors that have renounced to their remuneration due to incompatibility with other professional duties.

As regards the Company’s supervisory body and given that the Company follows an Anglo-Saxon governance model as referred to above, its members are non-executive directors who earn a monthly fixed remuneration taking into account the remuneration policy.

The remuneration earned by non-executive directors corresponds to a monthly fixed remuneration which amount takes into consideration the number of committees to which they belong, pursuant to the remuneration policy.

As described in the declaration on the remuneration policy for executive directors in force during the 2006-2008 term of office submitted to the 2009 annual General Meeting of Shareholders, and in accordance with the best practices and with the CMVM’s and the European Commission’s recommendations on this matter, in 2006, a three-year multi-annual variable remuneration component was inserted in the remuneration system for executive directors for the purpose of ensuring the Company’s sustainability, as well as its ability to achieve certain strategic goals of the Group. Towards this end, the determined multi-annual variable remuneration, made on an annual basis and accruing all along such term of office, was to be paid at the end of said term of office if the weighed average of all indicators for the term of office were equal to or in excess of 85% of the established goals. In the event the result of the evaluation of the multi-annual indicators failed to be, at least, in excess of 85% of the planned targets, any amounts accrued during the preceding years would be forfeited, and no payment of a multi-annual variable would be made.

In accordance with the said policy, the objective criteria for this annual accruing calculation, as approved by the Compensation Committee in December 2006, were as follows:

• Evolution of the return on capital employed (ROCE) of the PT Group vs. the ROCE of group 2 of the DJ Stoxx Telecom for that same period;

• Net result growth and EPS for that same period;

• PT TSR (total shareholder return) ratio vs. the TSR ratio of the abovementioned comparison group for that same period;

• Evolution of the PT SGPS Sustainability Rate as a function of the DJSI method;

• Evolution of PT SGPS image, taking into consideration the growth of the customer and employee satisfaction rate;

• Compliance with strategic targets.

Following the 2009 annual General Meeting of Shareholders, which approved the financial statements for the year 2008, and within the framework of the evaluation of the performance of the members of the Executive Committee by the Evaluation Committee, it was established that all quantitative and qualitative goals as defined at the beginning of the 2006-2008 term of office had been achieved or exceeded as to the accrual during such period and individually in each year of such term of office.

In particular, it should be noted that PT TSR (an indicator measuring the total shareholder return taking into consideration the market price valuation, as well as dividends payment) for the period 2006-2008 was 608 basis points higher than the one of group 2 of the DJ Stoxx Telecom.

During the 2006-2008 period, PT implemented a shareholder remuneration package that included (1) the payment of a dividend per share of 0.475 Euros in 2006 and 2007 and 0.575 Euros in 2008, in a total amount of 1,576 million Euros; (2) the spin-off of PT Multimédia, through the allotment to PT shareholders of 180.6 million PT Multimédia shares at a price of 9.18 Euros, corresponding to 1,658 million Euros and (3) the buyback of 2.1 billion Euros in own shares, through the acquisition and subsequent cancellation of 232.3 million own shares. In 2009, PT paid a dividend of 0.575 Euros per share, in respect of 2008 financial year, corresponding to 504 million Euros.

In this way, taking into account the objective calculations associated to the remuneration system approved in 2006, the Compensation Committee fixed the multi-annual variable remuneration component for the 2006-2008 term of office, which was paid during the 2009 financial year, to the directors who commenced the term of office in the Executive Committee and concluded the same on 26 March 2009, as follows:

Henrique Granadeiro	1.019.271
Zeinal Bava	1.019.271
Luis Pacheco de Melo	586.853
António Caria	586.853
Rui Pedro Soares	586.853
3.799.101

The amounts paid to directors in 2009 as multi-annual variable remuneration with respect to the 2006-2008 term of office, were recognized for accounting purposes in the financial years to which they concern, as follows:

2006	1.295.088
2007	1.142.950
2008	1.361.063
3.799.101

During the 2009 financial year, the Company neither adopted nor kept in force any share allotment or share call option plans to the benefit of members of the management or supervisory bodies (or any other officers in the meaning of article 248B of the Securities Code).

The Executive Directors fixed annual compensation for the term of office 2009 to 2010 was reduced by 10% when comparing to the previous term of office, as discloused in Appendix V to this report.

Remunerations earned by the members of the management and supervisory bodies are submitted in aggregate on Note 44 to the consolidated financial statement for the year of 2009.

II.32. ALIGNMENT WITH LONG TERM INTERESTS OF THE COMPANY, REMUNERATION BASED ON PERFORMANCE AND DISINCENTIVE TO EXCESSIVE RISK TAKING

As results from the remuneration policy described in Appendix V, the remuneration is structured in such a way as to permit the alignment of the interests of management body members with long term interests of the company, as well as on the way it is based on performance evaluation and is a disincentive to excessive risk taking.

II.33. ON THE REMUNERATION OF EXECUTIVE DIRECTORS:

a) Reference to the fact that the remuneration of executive directors incorporates a variable component, and information on the way as such component depends on performance evaluation;

See information included in Chapters II.31. and II.32.

b) Indication of the corporate bodies empowered to carry out the performance evaluation of executive directors;

The Compensation Committee determines the remunerations of the executive members of the management body based on objective criteria as approved by such committee and on the evaluation of the performance of executive directors carried out by the Evaluation Committee, within the framework of its specific powers, upon hearing the Chief Executive Officer.

Similarly, executive directors are evaluated within the scope of the performance evaluation of the Board of Directors itself.

Furthermore, pursuant to the law, the General Meeting of Shareholders makes an annual general appraisal of the management (and supervision) of the Company.

Finally, it should be mentioned that the Corporate Governance Committee has powers that, although delegated by the Board of Directors, determine that such committee evaluates the governance practices adopted by the Company and its management body.

c) Indication of pre-determined criteria for the performance evaluation of executive directors;

The criteria established by the Compensation Committee for evaluation of the performance of executive directors as a function of the goals defined by the Evaluation Committee are described under the remuneration policy set out in Appendix V.

d) Clarification of the relative significance of the variable and fixed components of director remuneration, as well as indication of maximum limits for each component;

The relative significance of the variable and fixed components of director remuneration, as well as an indication of the maximum limits for each component, are described under the remuneration policy set out in Appendix V.

Executive management member remuneration components take into account PT’s performance, in the short and medium-term, as well as the benchmarking performance as compared to other companies with a similar size and business.

In this way, the remuneration of Executive Directors is composed of fixed and a variable constituent, where the latter (i) is due only if an average of goal achievement of 85% is reached; and (ii) as to the annual variable remuneration, it may amount to 90% of the fixed remuneration, and as to the multi-annual variable remuneration, it may amount to 70% of the fixed remuneration if the goals as predetermined for each situation are achieved (goals for such annual remuneration are established at the beginning of each year, and those for the multi-annual remuneration are established at the beginning of the term of office), as results from the application of the criteria and parameters described under the remuneration policy attached hereto as Appendix V.

Following the determination of the annual variable remuneration according to this method, the Compensation Committee may increase or reduce the variable remuneration of the Chief Executive Officer and all the other members, upon proposal by the Evaluation Committee and the Chief Executive Officer, respectively.

In any case, and depending on the level of achievement of pre-defined goals, the annual variable remuneration shall not exceed the fixed remuneration in more than 110%, and the multi-annual remuneration shall not exceed the fixed remuneration in more than 88%.

e) Indication of the deferment of payment of the variable component of the remuneration, mentioning the deferment period;

As described under the remuneration policy set out in Appendix V, the determination and payment of the annual variable remuneration for the 2009 financial year will be made by the Compensation Committee following approval of the year’s accounts at the annual General Meeting of Shareholders to be held on 16 April 2010.

Similarly, and also as referred to under the remuneration policy, the multi-annual variable remuneration depends on the achievement of the goals defined for the term of office, and is determined and paid only upon approval of the results for the last financial year of the term of office.

f) Explanation on how the payment of the variable remuneration is subject to continued positive performance by the company all along the deferment period;

As best described under the remuneration policy attached hereto as Appendix V, the determination of the annual variable remuneration is made on the basis of a percentage of the annual fixed remuneration calculated by using the weighed average of the level of achievement of certain indicators. This will be due if such average achieves 85% of the goals established and if the company keeps its “investment grade” qualification at the end of each year (unless the loss of such qualification results from a strategic decision of the Board of Directors).

Additionally, the determination of the multi-annual variable remuneration is calculated, on an annual and accrued basis, all along the term of office, and paid at the end of the same to the members of the Executive Committee who remain in PT SGPS at the end of the term of office, if the weighed average of all indicators for such term of office achieves 85% of the goals established. If, during any financial year, the amount equals zero, any amounts obtained during previous financial years will not be forfeited, provided, at the end of the term of office, the result of the evaluation of multi-annual indicators exceeds the planned targets in 85% at least; otherwise the accrued amounts will be forfeited.

g) Sufficient information on the criteria on which the allocation of a variable remuneration in shares is based, as well as on executive directors keeping any shares granted them in the company, on any agreement executed as to such shares, notably hedging or risk transfer agreements, the limit thereof, and their relationship to the amount of the overall annual remuneration;

Not applicable. See Chapter II.31.

h) Sufficient information on the criteria on which the allocation of a variable remuneration in options is based, and indication of deferment period and exercise price;

Not applicable.

i) Identification of the main parameters of and grounds for any annual prize system and any other non-pecuniary benefits;

There are no significant prizes, annual bonuses or non-pecuniary benefits of any nature whatsoever.

j) Remuneration paid in the form of profit sharing and/or prize payment, and the reasons why such prizes and/or profit sharing were granted;

No such remuneration exists.

l) Compensations paid or due to former executive directors in respect of termination of office during the financial year;

During the 2009 financial year, no compensation was paid or became due to former executive directors upon in connection with termination of their office during the financial year.

Nevertheless, on 31 December 2009, it was due the payment in respect of the termination of office of João Pedro Baptista in the 2008 financial year, corresponding to an amount of 560,000 Euros.

m) Reference to contractual limitation as established for any compensation to be paid upon removal without just cause of a director, and its relationship with the variable component of the remuneration.

No limits are contractually established for any compensation to be paid upon removal without just cause of a director, other than as provided for by law.

n) Amounts paid, for any reason whatsoever, by other companies in a control or group relationship;

During the 2009 financial year, no amounts other than those referred to in chapter II.31. above.were paid to PT executive directors (or non-executive directors) by companies in a control or group relationship.

o) Description of the main characteristics of complementary pension or early retirement systems for directors, specifying whether the same were subject to appraisal by the general meeting of shareholders;

No current director is covered by any complementary pension or early retirement system for directors.

However, one of the directors who has performed duties up to the election of new corporate bodies on 27 March 2009 was covered by the Retirement Benefit Plan sponsored by PT Comunicações, which includes hired by PT until 1994, or as to the former Marconi company, until 1998. See note 9 of the Appendix to the consolidated financial statements set out in the report and accounts.

p) Estimate of the value of material non-pecuniary benefits deemed as remuneration not covered by the foregoing situations;

The benefits in force for senior managers as described on Note 44 to the consolidated financial statement for 2009 are the only benefits applicable, mutatis mutandi, to the members of the Executive Committee (as well as to the Chairman of the Board of Directors).

q) Existence of mechanisms preventing executive directors from executing agreements that might put into question the reason for a variable remuneration.

No mechanisms are provided for in PT preventing executive directors from executing agreements that might put into question the reason for a variable remuneration. However, taking into account the nature of the criteria defined by the Compensation Committee for determining the variable remuneration, the possibility of coverage of the remuneration variation risk is limited.

II.34. REFERENCE TO THE FACT THAT THE REMUNERATION OF NON-EXECUTIVE DIRECTORS OF THE MANAGEMENT BODY DOES NOT INCORPORATE VARIABLE COMPONENTS

No form of variable remuneration either for non-executive members of the corporate bodies or for members of the supervisory body is provided for (notwithstanding the possibility of allocation of a prize to the Chairman of the Board of Directors as described under the remuneration policy attached hereto as Appendix V.

II.35. WHISTLEBLOWING

In 2005, PT implemented a set of procedures called “System for Qualified Communication of Undue Practices”, or Whistleblowing. Within this System, “undue practices” mean all acts or omissions, wilful or seriously negligent, which are attributed to the conduct of members of a corporate body and other managing officers, heads of departments, staff and remaining employees of Group companies, notably in matters pertaining to Accounting, Internal Control or Auditing, that may be reflected on the financial statements or information sent to the Portuguese regulatory authority, CMVM, or the US regulatory authority, SEC, or that may cause damage to PT’s assets.

Taking this framework into account, Whistleblowing is any communication of information made by any person who believes that there is evidence of any of the following:

•                  Violation of a law, rule or regulation;

•                  Bad management;

•                  Abuse of authority; or

•                  Large fund squandering.

Upon implementation, the existence of the System for Qualified Communication of Undue Practices was made public through personal communication addressed to each employee and by the uploading of a text on PT’s website.

Any employee or person outside the Group (meaning a person that does not belong to the company’s staff – for instance, a shareholder, customer or supplier) may report undue practices through a website specifically created for such purpose: https://napq.telecom.pt.

The communication is automatically encrypted, it may be sent from any computer (within or outside PT), and its identification is virtually impossible.

Both confidentiality of the communication and anonymity of the person reporting will be ensured at all times, unless the person concerned unequivocally intends and declares otherwise.

In no case is tolerated any kind of retaliation against those that make the said communications.

The Audit Committee ensures the receipt and follow up of communications, which are first received by a Qualified Communication Analysis Team (NAPQ – Núcleo de Análise de Participações Qualificadas), who process the communications and send them to the Audit Committee. The Audit Committee has powers to make the required decisions, reporting them to the CEO and CFO, as well as to other internal or external entities whose involvement is required or justified.

SECTION V. SPECIAL COMMITTEES

PT has three special committees in the Board of Directors, as well as two structures supporting the Executive Committees that will also be considered in the information given under this Section.

II.36. PERFORMANCE EVALUATION, GOVERNANCE AND APPOINTMENT COMMITTEES

The composition of the Evaluation Committee, Corporate Governance Committee, Disclosure Committee, Consultive Council and Sustainability Committee are shown in Chapter II.1 e II.2.

Currently, PT’s governance structure does not comprise an autonomous committee empowered to identify candidates to management offices. However, the Evaluation Committee was given certain powers in the matter of selection of candidates to management offices, as described in Chapter II.3., Evaluation Committee.

II.37. NUMBER OF MEETINGS OF THE COMMITTEES AND MINUTES OF SUCH MEETINGS

During the 2009 financial year, the Evaluation Committee held 9 meetings, the Corporate Governance Committee held 6 meetings, the Disclosure Committee held 5 meetings, the Consultive Council held 3 meetings and the Sustainability Committee held 1 meeting.

II.38. REFERENCE TO THE FACT THAT A MEMBER OF THE REMUNERATION COMMITTEE HAS KNOWLEDGE AND EXPERIENCE IN THE MATTER OF REMUNERATION POLICY

All members of the Compensation Committee have knowledge and experience in the matter of remuneration policy.

II.39. INDEPENDENCE OF THE PERSONS HIRED BY THE REMUNERATION COMMITTEE

In the performance of its remuneration determination powers under article 399 of the Portuguese Companies Code, PT’s Compensation Committee is supported by the Board Evaluation Committee, which, as described above, has consultive powers as required to provide technical support to the Compensation Committee.

In this way, without prejudice to all legal and bylaw powers of the Board of Directors and Compensation Committee, the Evaluation Committee, as a committee within the Board whose primary purpose consists in reinforcing transparency, accountability and specialization of policy evaluation and definition processes and remuneration amounts, serves as a catalyst to the remuneration evaluation and determination system in PT.

During the 2009 financial year, for the purpose of performance of its duties of assistance and support to the Board of Directors and Compensation Committee within the framework of the above processes, the Evaluation Committee resorted to the services of companies hired by PT for the provisions of other services, and so such companies are current consultants to the Company.

Taking into account that a new CMVM Recommendation, published in January 2010, was adopted on this matter – to be considered in the governance report for 2010 – its pertinence and fitness for PT’s governance structure in this field may eventually be examined during the 2010 financial year.

Furthermore, it should be stressed that the Evaluation Committee may hire, as provided for under its regulation, independent consultants, auditors, legal assistants or other experts to provide services and assistance as required for the fulfilment of its powers and duties.

CHAPTER III. INFORMATION AND AUDITING

III.1. CAPITAL STRUCTURE

The share capital in PT is, as from 10 December 2008, 26,895,375 Euros, and it is fully paid up and represented by 896,512,500 shares in the par value of three Euro cents each.

Five hundred of such shares are class A shares, which is equivalent to 0.0000558% of the total share capital. According to the Bylaws, a majority of class A shares must be held by the Portuguese State or other entities belonging to the State sector. Such shares are currently held by the Portuguese State.

Class A shares grant their holders special rights as provided for under article 14-2 and article 19-2 of the Company’s Bylaws, as follows:

The following matters may not be approved at a General Meeting of Shareholders against the majority of the votes corresponding to Class A shares:

•                  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly carry out a business competing with that of the companies in a control relationship with PT;

•                  Amendments to the bylaws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the determination of parameters for share capital increases as may be resolved upon by the Board of Directors;

•                  Issuance of bonds or other securities, determination of the value of issuance of such securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuance of bonds convertible into shares, as well as determination of parameters for the issuance of such bonds as may be resolved upon by the Board of Directors;

•                  Resolutions on the application of the financial year results, in the event of a dividend in a percentage in excess of 40% of the distributable profits;

•                  Election of the Board of the General Meeting of Shareholders, as well as of the Chairman of the Audit Committee and the Chartered Accountant;

•                  Approval of the general goals and fundamental principles of the Company’s policies;

•                  Definition of the general principles concerning the policy for shareholdings in companies, as well as, in cases where those principles require prior authorization by the General Meeting of Shareholders, the approval of resolutions on such acquisitions and disposals;

•                  Moving the Company’s registered office.

In addition, the election of one third of the total number of directors, including the Chairman of the Board of Directors, requires the votes issued by the State, in its capacity as holder of the Class A shares.

The Company’s Bylaws further determine that, among the members of the Executive Committee designated by the Board of Directors, at least one or two designated directors, according to the Executive Committee being composed of five or seven members, must be elected in accordance with the election rule that grants special rights to the State as holder of the class A shares.

All PT ordinary shares are admitted to trading on the Euronext Lisbon regulated market. Class A shares are not admitted to trading on any regulated or non-regulated market.

III.2. QUALIFIED HOLDINGS IN THE SHARE CAPITAL IN THE ISSUER, CALCULATED IN ACCORDANCE WITH ARTICLE 20 OF THE PORTUGUESE SECURITIES CODE

Qualified holdings

Date of report	Institutions	No. of shares	% of capital	% of voting rights
17-Dec-08	Telefónica	89,651,250	10.00%	10.00%
31-Dec-08	Brandes Investments Partners	84,975,020	9.48%	7.52%
31-Dec-09	Espirito Santo Group	71,660,806	7.99%	7.99%
31-Dec-09	Caixa Geral de Depósitos Group	65,410,185	7.30%	7.30%
31-Dec-09	Ongoing Strategy Investments	60,404,969	6.74%	6.74%
15-Dec-08	Barclays Group (1)	23,924,243	2.54%	2.54%
05-Jun-07	Visabeira Group	22,667,473	2.01%	2.01%
07-Dec-09	BlackRock Inc.	21,025,118	2.35%	2.35%
04-Apr-08	Controlinveste Comunicações(2)	20,421,247	2.17%	2.17%
09-Jun-09	Norges Bank	17,991,955	2.01%	2.01%

(1) PT further disclosed, on 19 January 2010, that the Barclays Plc held less than 2% of the voting rights corresponding to the share capital of PT. (2) PT further disclosed, on 3 February 2010, that (i) on 27 January 2010, Controlinveste Comunicações, SGPS, S.A., within a share capital increase through contributions in kind, transferred the ownership of 20,419,325 PT shares corresponding to 2.28% of PT’s share capital to Controlinveste International S.À.R.L.; and (ii) on 28 January 2010, Controlinveste International S.À.R.L., sold, through a transaction executed over the counter, to Controlinveste Finance International S.A., 20,419,325 PT shares representing 2.28% of PT’s share capital.

Updated information on qualified holdings in the Company may be consulted at www.telecom.pt and on CMVM site.

III.3. IDENTIFICATION OF SHAREHOLDERS WITH SPECIAL RIGHTS AND DESCRIPTION OF SUCH RIGHTS

Special rights inherent to class A shares and their respective owner(s) are described in Chapter III.1.

III.4. ANY RESTRICTIONS TO SHARE TRANSFERABILITY, SUCH AS CONSENT CLAUSES FOR DISPOSAL, OR LIMITATIONS TO SHARE OWNERSHIP

The Company does not adopt any specific limitations as to share transferability. However, the Bylaws provide that shareholders carrying out, directly or indirectly a business competing with the business of companies in a control relationship with PT may not be the owners, without the prior authorization of the General Meeting of Shareholders, of ordinary shares representing more than 10% of the share capital in the Company.

III.5. SHAREHOLDERS’ AGREEMENTS OF WHICH THE COMPANY IS AWARE AND MIGHT LEAD TO RESTRICTIONS IN THE TRASFER OF SECURITIES OR VOTING RIGHTS

The Company has no knowledge of the existence of any shareholders’ agreements that might lead to restrictions in the transfer of securities or voting rights.

III.6. RULES APPLICABLE TO AMENDMENT TO THE BYLAWS OF THE COMPANY

Constitutive quorum for the General Meeting of Shareholders

Where an amendment to the Bylaws is at issue, the General Meeting of Shareholders may only resolve, on a first call, if shareholders owning at least shares corresponding to one-third of the share capital are present or represented. On a second call, no such requirement exists, and the General Meeting may resolve on any matter whatever the number of shareholders present.

Resolution quorum for the General Meeting of Shareholders

Where an amendment to the Bylaws of the Company is at issue, the General Meeting of Shareholders resolves by a majority of two-thirds of the votes cast.

However, if shareholders holding at least half the share capital are present or represented at a General Meeting held on second call, an amendment to the Bylaws may be resolved by a majority of the votes cast, and no two-third majority is therefore required.

Thus, PT Bylaws establish no quorum other than established by the law for the General Meeting to be held or to approve resolutions.

In any case, no resolutions on an amendment to the Bylaws may be approved against the votes of the majority of class A shares, as referred to in Chapter III.1. hereof.

Additionally, the Board of Directors is authorized to increase the share capital, subject to an opinion in favour issued by the Audit Committee and following a resolution of the General Meeting of Shareholders, according to the terms described in Chapter II.10. hereof. The Board of Directors may also move the registered office of the company within the national territory upon authorization by the General Meeting of Shareholders.

III.7. CONTROL MECHANISMS PLANNED FOR ANY EMPLOYEE CAPITAL HOLDING SYSTEM TO THE EXTENT THAT VOTING RIGHTS ARE NOT EXERCISED BY SUCH EMPLOYEES

There is no system specifically providing for any share capital holding by employees in the company as a result of which the relevant voting rights are not directly exercised by such employees.

III.8. DESCRIPTION OF THE ISSUER’S SHARE PRICE EVOLUTION

Most relevant facts announced during the 2009 financial year

•  Agenda of the Annual General Meeting of Shareholders – 18 February

•  Annual results for 2008 – 18 February

•  Notice – Annual General Meeting of Shareholders of 27 March 2009 – 20 February

•  Proposal for an amendment to the bylaws – 20 February

•  Proposal as to the election of corporate bodied for the 2009/2011 term of office – 25 February

•  Proposal for a corporate reorganization in Vivo – 23 March

•  Annual General Meeting of Shareholders in Portugal Telecom – 27 March

•  Appointment of the Executive Committee and CEO – 27 March

•  Payment of dividend for the 2008 financial year - 06 April

•  Filing of the Annual Report – Form 20-F – 08 April

•  S&P risk rating - 21 April

•  Eurobond issue – 23 April

•  Dividend proposal for 2009-2011 – 14 May

•  PT proposes to cover one million homes with fibre by the end of 2009 – 14 May

•  Results for 1st quarter 2009 – 14 May

•  Approval of Vivo corporate reorganization – 29 May

•  Portugal Telecom informs on recent news - 23 June

•  Portugal Telecom informs of news on Oi - 24 June

•  Results for 1st half-year 2009 – 06 August

•  Sale of holding in Méditel – 01 September

•  Notice of decision by Anti-Trust Authority - 02 September

•  Meo exceeds 500 thousand customers – 21 October

•  Eurobond issue – 26 October

•  Results for the first nine months 2009 – 17 November

III.9. DESCRIPTION OF THE DIVIDEND DISTRIBUTION POLICY ADOPTED BY THE COMPANY

Dividend Distribution policy

The Company adopts a dividend distribution policy that, as a general rule, takes into consideration the business opportunities of the Group, investor expectations and the financing needs concerning shareholders’ equity, taking into account capital cost and opportunity.

The Board of Directors is exclusively responsible for the proposal of dividend distribution, subject to Portuguese legislation and the Company’s Bylaws.

According to the Company’s Bylaws, at least 40% of the distributable profits of PT shall be distributed to the shareholders as dividend, although the General Meeting of Shareholders may resolve, by a qualified majority of two-thirds of the votes cast, to reduce or not to distribute the dividend.

As regards the resolution approving the application of results, the votes of the majority of class A shares are required to resolve on the distribution of a dividend higher than a percentage of 40% of the distributable net profits.

Dividend distributed in the last financial years

As from the 2005 financial year, and within the takeover bid to which the Company was subject, in 2006 and beginning of 2007, the Board of Directors submitted to the shareholders a remuneration package that included the payment of an annual dividend of 0.475 Euros per share in 2006-2007 (concerning the financial years of 2005 and 2006) and 0.575 Euros per share in 2008-2009 (concerning the financial years of 2007 and 2008).

The said shareholder remuneration package also included a remuneration of 2.1 billion Euros corresponding to a share buyback programme, at market price, which was executed through the acquisition of a minimum of 16.5% of the share capital as of 31 December 2006. Implementation of such programme was completed on 25 July 2008, having PT acquired and cancelled a total of 232,344,000 own shares within the framework of such programme (the last shares acquired have been cancelled in December 2008) corresponding to 20.58% of the share capital on the date the share buyback programme was proposed to the shareholders in 2007.

Furthermore, during the 2007 financial year, the Company freely allotted to its shareholders its holding in the subsidiary PT Multimédia, also in accordance with the terms of the abovementioned shareholder remuneration package, thus executing the spin-off of such company and its subsidiaries. Within this framework PT disposed of 180.6 million PT Multimédia shares.

Taking into account the general dividend distribution policy described above, the Board of Directors announced, on 14 May 2009, its intent to submit to the approval by the shareholders, pursuant to the law, of a degree of dividend per share of 0.575 Euros for the years ending on 31 December 2009, 2010 and 2011, such proposal to be subject to the market conditions and PT financial position prevailing at the time, as well as to other factors deemed relevant by the Board.

In this way, PT strengthened its commitment to provide attractive returns to its shareholders, and simultaneously sustain its financial flexibility in order to continue to invest in its key markets and new products and services, maintaining its long-term competitive position.

The gross dividend per share for the last financial years were as follows:

•         2008 – 0.575 Euros

•         2007 – 0.575 Euros

•         2006 – 0.475 Euros

•         2005 – 0.475 Euros

•         2004 – 0.350 Euros

•         2003 – 0.220 Euros

The Board of Directors will submit to the annual General Meeting of Shareholders a proposal for allocation of dividend to the shareholders in the amount of 0.575 Euros per share for the 2009 financial year(7).

(7) Calculated in light of the net income evidenced on the individual financial statements and determined according to the accounting principles in force in Portugal, after deduction of retained losses and a 5% allocation to the legal reserve until it has reached 20% of the share capital, and amortization of expenses as provided for under article 33 of the Companies Code.

III.10 MAIN CHARACTERISTICS OF SHARE ALLOTMENT AND SIMILAR PLANS

During the 2009 financial year, the Company did not adopt any share allotment or share call option plans, nor did any such plans remain in force, regarding Group directors or employees or any third parties.

III.11. TRANSACTIONS WITH THE MANAGEMENT AND SUPERVISION OR COMPANIES IN A CONTROL OR GROUP RELATIONSHIP

Relevant transactions with members of corporate bodies or companies in a control or group relationship with PT are described in Note 45 to the consolidated financial statements included in the Report and Consolidated Accounts 2009.

III.12. TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING

Relevant transactions with owners of qualified holdings or entities in a relationship with the same as provided for under article 20 of the Portuguese Securities Code are described in Note 45 to the consolidated financial statements included in the Report and Consolidated Accounts 2009.

III.13. INTERVENTION OF THE SUPERVISORY BODY IN THE PRIOR EVALUATION OF TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING

In December 2009, the Regulation on related party transactions was subject to some changes essentially aimed at adjusting it to the modifications made to IAS 24 and adopting the market best practices in this matter, in anticipation of the recommendation eventually issued by the CMVM on this matter.

According to the current version of this Regulation, notwithstanding its exclusion of certain transactions (notably if carried out under normal market conditions), in case of transactions between PT, or any of its subsidiaries, and related parties, including owners of qualified holdings or entities in a relationship with the same pursuant to article 20 of the Portuguese Securities Code, or any renewals thereof, the value per entity of which is in excess of Euro 100,000 (one hundred thousand euros), the execution of the same may be approved only upon a prior favourable opinion by the Audit Committee confirming that, in view of the justification submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the PT Group, notably as to the agreed terms and conditions.

For such purpose, the Audit Committee shall be provided with certain information on the transaction as to which it has to give its opinion, including sufficient information on the characteristics of the transaction in question, notably under the strategic, financial, legal and fiscal viewpoint, information on the nature of the relationship existing between PT and the shareholders in question, and the impact of the transaction on the financial position of the PT Group.

Furthermore, transaction with owners of a qualified holding or related parties pursuant to article 20 of the Portuguese Securities Code, or any renewals thereof, the amount per party of which exceeds Euro 1,000,000 (one million euros) are subject to approval by the Board of Directors.

III.14. DESCRIPTION OF STATISTICAL DATA (NUMBER, AVERAGE AND MAXIMUM VALUE) FOR TRANSACTIONS SUBJECT TO PRIOR INTERVENTION BY THE SUPERVISORY BODY

Taking into account the above mentioned Regulation was only approved by the Board of Directors in December 2009, no transactions with related parties were submitted to the prior opinion of the Audit Committee during the 2009 financial year.

III.15. ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE

Information already made available in Chapter II.4.

III.16. REFERENCE TO THE EXISTENCE OF AN INVESTOR SUPPORT OFFICE OR OTHER SIMILAR SERVICE

It is PT’s policy to supply clear and transparent information, on a regular basis, to its shareholders and other members of the financial community.

The purpose of the Investor Relations Office consists in ensuring adequate relations with shareholders, investors, analysts and financial markets generally, in particular with the Markets and Stock Exchanges where PT is listed and their respective regulatory entities: CMVM and SEC.

This Office regularly prepares presentations, communications and press releases on quarterly, interim and annual results, as well as any inside information affecting the PT Group as a whole. It also provides all sorts of clarifications to the financial community in general - shareholders, investors (both qualified investors and retail) and analysts.

During 2009, PT pursued its investor relation activities, and held several events, notably road shows, presentations to investors and analysts, meetings and conference calls, and it has taken part in conferences in Europe and the United States.

Overall, PT held, in 2009, over 235 meetings with analysts and investors. Additionally, PT held, on a regular basis, meetings and conference calls with investors and analysts at the company’s registered office.

The two road shows that took place in Europe and the United States should be highlighted. The first one was held in June in Europe, and the other one, in November in Europe and the US, after disclosure of the results for the first nine months of the year.

The quality of the investor relation activities was once again acknowledged by the financial community both at national and international levels. Any interested party may have access to the Investor Relations Office through the following contacts:

Nuno Vieira
Investor Relations Office
Telephone:	+351.21.500.1701
Fax:	+351.21.500.0800
E-mail:	nuno.t.vieira@telecom.pt
Address:	Av. Fontes Pereira de Melo, 40-9.º, 1069-300 Lisboa – Portugal
Company Switchboard:	+351.21.500.2000
Websites:	http://www.telecom.pt; http://ir.telecom.pt

In addition to other information, the Investor Relations Office keeps the following information on PT’s website, in a clearly identifiable and updated manner, in Portuguese and in English:

•                  Company name, its nature of public company, registered office and other data pursuant to article 171 of the Portuguese Companies Code;

•                  The Bylaws;

•                  The identity of the members of the corporate bodies and of the representative for relations with the CMVM and the market;

•                  Duties of and access means to the Investor Relations Office as described above;

•                  For a period of five years, the annual, interim and quaterly financial statements;

•                  A six-month schedule of corporate events, which is disclosed at the beginning of each year and includes, among other information, scheduled General Meetings of Shareholders and disclosure of annual, interim and quarterly accounts;

•                  Proposals to be submitted to discussion and voting at the General Meeting of Shareholders, at least 15 days in advance of the meeting date;

•                  Notices of the General Meetings of Shareholders, at least 30 days in advance of the meeting date.

III. 17.  INDICATION OF THE AMOUNT OF ANNUAL REMUNERATION PAID TO THE AUDITOR AND OTHER INDIVIDUALS OR CORPORATIONS IN THE SAME NETWORK SUPPORTED BY THE COMPANY AND OR BY CORPORATIONS IN A CONTROL OR GROUP RELATIONSHIP, AS WELL AS SPECIFICATION OF THE PERCENTAGE OF EACH TYPE OF SERVICE

During the 2009 financial year, the annual remuneration paid to the Company’s External Auditors, Deloitte & Associados, SROC, S.A. (“External Auditors”) and other companies in the same international network as Deloitte was 2,417,050 Euros. Such payment was distributed among the following services:

	2008		2009
	Amount	%	Amount	%

Auditing services	1,262,490	69%	1,667,480	69%
Other reliability guarantee services	213,820	12%	227,532	9%
Tax consultancy services	37,950	2%	181,417	8%
Services other than auditing services	305,450	17%	340,621	14%
Total	1,819,710	100%	2,417,050	100%

In order to safeguard the independence of the External Auditors, the following powers of the Audit Committee were exercised during the 2009 financial year and should be highlighted:

•                  Appointment and hiring of External Auditors and responsibility for establishing their remuneration, as well as pre-approval of any services to be hired from the External Auditors;

•                  Direct and exclusive supervision by the Audit Committee;

•                  Assessment of the qualifications, independence and performance of the External Auditors, and obtaining, yearly and directly from the External Auditors, written information on all relations existing between the Company and the Auditors or associated persons, including all services rendered and all services in progress; in fact, the Audit Committee, in order to evaluate independence, obtained from the External Auditors information on their independence in light of article 62B of Decree-Law no. 224/2008 of 20 November, which amends the articles of association of the Chartered Accountants Professional Association;

•                  Review of the transparency report, signed by the Auditor and disclosed at its website. This report treats the matters as provided for under article 62A of Decree-Law no. 224/2008, including those in respect of the quality control internal system of the audit firm and the quality control procedures carried out by the competent authorities;

•                  Definition of the Company’s hiring policy concerning persons who have worked or currently work with the External Auditors;

•                  Review, with the External Auditors, of the scope, planning and resources to be used in their services;

•                  Responsibility for the settlement of any differences between the Executive Committee and the External Auditors concerning financial information;

•                  Definition of the annual fee limits to be paid regarding the services to be rendered by External Auditors and quarterly review of the contracting levels of such services.

Within this context, it should be particularly stressed that External Auditor independence was safeguarded by the implementation of the Company’s policy on pre-approval of the services to be hired to External Auditors (or any entity in a holding relationship with or incorporating the same network as the External Auditors), which results from the application of the rules issued by SEC on this matter. According to such policy, the Audit Committee makes an overall pre-approval of the services proposal made by the External Auditors and a specific pre-approval of other services that will eventually be provided by the External Auditors, particularly the services other than “audit and audit related”.

It should also be stressed that, in accordance with SEC rules, the Audit Committee, within its responsibilities, has defined the rules on the limitations and restrictions the PT Group must comply with should there be an intention to hire persons currently employed by the External Auditors’ company.

Pursuant to its duties and in line with CMVM 2007 Recommendations II.4.4 and II.4.5, the Company’s Audit Committee assessed and confirmed the independence of the External Auditors, and appraised their work during the 2009 financial year as positive.

III.18. REFERENCE TO THE ROTATION PERIOD OF THE EXTERNAL AUDITOR

Deloitte & Associados, SROC, S.A. provides external auditing services to PT under service agreements with a 3-year duration, since 2002. In 2009, i.e. seven years as from commencement of the above service provision, a new partner was appointed as the person responsible for directing or directly conducting the said services.

ANEXO I

United States rules applicable to PT as a Foreign Private Issuer

As a foreign private issuer listed on the New York Stock Exchange (“NYSE”), PT is subject to the following set of mandatory corporate governance rules, which are fully complied with by PT:

•                  The following provisions of the Sarbanes-Oxley Act of 2002 (“SOX”)(8), as well as the rules approved by the U.S. Securities and Exchange Commission (“SEC”) implementing such provisions(9) (both SOX and SEC rules and regulations are fully complied with by PT):

Sarbanes-Oxley Act

Sections 201 and 202	Prohibition of rendering of certain non-audit services by auditors and prior approval of audit services.

Section 203	Rotation of the audit partner.

Section 204	Auditor’s report to the audit committee.

Section 206

Prohibition on engaging as auditor any firm for which certain of the issuer’s officers (CEO, Controller, CFO, Chief Accounting Officer or any person otherwise in a financial reporting oversight role with the issuer) was an employee and participated in the issuer’s audit in the preceding year.

Section 301	Standards relating to audit committees (including independence).

Section 302 and 906	Certification of Form 20-F by the CEO and CFO.

Section 303	Prohibition of exercising improper influence on audits by directors and officers or any other person acting under their direction.

Section 304	CEO and CFO disgorgement of incentive compensation following restatement of financial reports.

Section 306	Prohibition of certain transactions by insiders during certain blackout periods.

Section 307	Professional liability and reporting duties by the issuer’s attorneys regarding potential breaches of securities laws and fiduciary duties.

Section 402	Prohibition on issuer loans to directors and executive officers.

Section 406	Disclosure of whether or not the issuer has a code of ethics (and if not, why not) and of any amendments or waivers to said code of ethics.

Section 407	Disclosure of whether the issuer has an audit committee financial expert (and if not, why not).

(8) Available at http://www.pcaobus.org/About_the_PCAOB/Sarbanes_Oxley_Act_of_2002.pdf.

(9) Available at www.sec.com.

•                  In addition, the Company is subject to the following rules provided for in Section 303A on Corporate Governance Standards of the NYSE Listed Company Manual (“the Manual”)(10), which are fully complied with by PT:

Section 303A

Mandatory rules

Listed foreign private issuers are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12 (b) and (c).

Section 303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (“Rule 10A-3”).

Section 303A.11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Section 303A.12(b)	The CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with the applicable rules set forth in Section 303A.

Section 303A.12(c)

The listed company is required to submit to the NYSE an executed annual Written Affirmation, as well as an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

•                  Pursuant to Section 301 of SOX and of Section 303A.06 of the Manual, PT shall comply with Rule 10A-3 on listing standards relating to audit committees, approved by SEC(11).

•                  In this context, the Company has established an audit committee in full compliance with the following provisions set forth in Rule 10A-3 (opting out of the exemptions foreseen therein for foreign private issuers):

Rule 10A-3	Standards applicable to the audit committee

Paragraph (b)(1)(i)	Each of the audit committee members shall be independent and comprise the issuer’s board of directors.

Paragraph (b)(1)(ii)

In order to be deemed as independent, the audit committee member shall not, unless in his/her capacity as a member of the audit committee, of the board of directors or of any other board committee:

(a)   Accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, unless otherwise provided in the exceptional situations foreseen in this Rule; or

(b)   Be an affiliated person, as defined in this Rule, of the issuer or any subsidiary thereof.

Paragraphs (b)(2)	The audit committee is directly responsible for:

(10) Available at: http://nysemanual.nyse.com/lcm/

(11) Available at:

http://ecfr.gpoaccess.gov/cgi/t/text/text-idx?c=ecfr&sid=7adb3549cb4278e99c7427fb32dd5b51&rgn=div8&view=text&node=17:3.0.1.1.1.1.58.84&idno=17

Rule 10A-3	Standards applicable to the audit committee

and (3)

(a)   The appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, and each such registered public accounting firm must report directly to the audit committee;

(b)   Establishing procedures for the (i) receipt, retention, and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (ii) confidential and anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Paragraphs (b)(4) and (5)	Autonomy in the engagement of advisors and the provision of funding to the audit committee.

APPENDIX II

Code of Ethics

The PT Group’s Code of Ethics, as revised on 17 December 2009, applies to all employees of the Group in order to guarantee a set of common ethical standards for all the Group’s companies. Its update and implementation are permanently monitored by the Corporate Governance Committee.

The goals, values and rules listed in the Code of Ethics incorporate the PT Group’s culture, which should preside over the professional conduct of all those who work at its companies, and imposes its disclosure with investors, customers, suppliers, regulatory authorities and competitors.

The frameworking values for the principles and conduct rules in the PT Group Code of Ethics, as best described therein, consist notably in the following:

•                  Protecting all shareholder rights and interests, and safeguarding and increasing the worth of the assets of the companies incorporating the PT Group;

•                  Observing the duties of loyalty and confidentiality, and ensuring the principle of accountability by all PT Group’s employees;

•                  Good governance of the PT Group;

•                  Scrupulously complying with all laws and regulations applicable to the various Group businesses;

•                  Settling any conflicts of interest, and submission of the Group’s employees to all pertinent limits as to economic transactions;

•                  Institutionally and individually observing high integrity, loyalty and honesty standards, both in relations with investors, customers and regulatory authorities, and in inter-personal relations between PT Group employees;

•                  Good faith in any negotiation, and scrupulously complying with contractual obligations vis-à-vis all customers and suppliers;

•                  Observing vigorous, loyal competition practices;

•                  Acknowledging the principles of equal opportunities, individual merit and need for respecting and appreciating human dignity in professional relations;

•                  Fairness and equal treatment, ensuring non-discrimination by reason of race, gender, age, sexual orientation, faith, marital status, physical deficiency, political orientation or opinions of whatever nature, ethnical or social or birth origin;

•                  Guaranteeing safety and well-being at work;

•                  Social and environmental responsibility with the communities where the PT Group’s corporate businesses are carried out.

The full text of the PT Group Code of Ethics is available for consultation on the Company’s official website (www.telecom.pt) and may also be made available through the Investor Relations Office.

Code of Ethics for Senior Financial Officers

PT’s Board of Directors has approved the “Code of Ethics for Senior Financial Officers”, reinforcing the importance of the specific ethical rules applicable to all PT employees that are directly or indirectly involved in the preparation, analysis and disclosure of financial statements, press releases or any other information to be disclosed to the markets in connection with any one of the entities that composes the Group.

The Code of Ethics for Senior Financial Officers reinforces the principles of honesty and accountability and regulates aspects such as the reporting of conflicts of interest, competence and professionalism, professional secrecy, compliance with the laws applicable to the Group and the responsibility for disclosure of information. Its scope has been disclosed to all relevant employees through the annual signature of a compliance statement.

This Code is also available on the Company’s website.

Proceedings implemented by PT for compliance with the rules applicable to Officer and Related Party Transactions

In order to fulfil the legal and regulatory requirements applicable to the Company concerning Officer and Related Party Transactions, PT has adopted a set of procedures aiming at fully complying with such rules.

a) Transactions by Group Officers

In 2006, the transactions by the PT Group’s officers were regulated through a Regulation on Transactions by the Group’s Officers, which replaced the former Regulation on Transactions for the account of Senior Managers.

This Regulation was issued in line with the amendment implemented by Decree-Law no. 52/2006 of 15 March 2006 to the Portuguese Securities Code, notably aiming at extending the objective and subjective scope of the matters and definitions specified under the applicable legal and regulatory rules in order to complete the system of rules on Corporate Governance and good conduct practices that were already implemented by PT in order to strengthen market abuse prevention.

However, in 2008, the Company thought it should revise such document to adjust its rules to the new conditions and to expedite the insertion of data in the database implemented by the Securities Market Commission for this purpose. In particular, it was taken into account that since the approval of such Regulation several facts occurred having an effect on the PT Group’s structure, specially the spin-off of its subsidiary PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (currently, ZON Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.).

In this way, such amendment implements the means for compliance with the legal obligations of communication, by the PT Group officers, of the transactions carried out with their participation.

Transactions by corporate officers are disclosed on the CMVM Information Disclosure System as provided for under the applicable laws and regulations.

b) Related Party Transactions

The Company has in force, since 2006, a Regulation on transactions with related parties aimed at implementing a set of procedures towards ensuring a correct identification and disclosure of transactions with related parties, as well as defining the relevant concepts of “transaction” and “related parties”.

This Regulation pursues a double purpose: (1) permitting PT’s financial statements to evidence, if and where applicable, the possibility that the Company’s financial position and results are affected by the existence of related parties and by transactions and pending balances for the same; and (2) safeguarding PT’s interest in potential conflict of interest situations vis-à-vis the interests of persons or entities understood as having the possibility of influencing, either directly or indirectly, its management.

Such rules provide for internal control procedures and mechanisms that ensure the proper identification and disclosure of transactions with related parties, involving a preliminary stage of definition, identification and transparency in the transaction decision-making process, to culminate in the disclosure of relevant transactions according to the Portuguese Securities Code rules and with the Portuguese Securities Commission (CMVM) and the United States Securities and Exchange Commission (SEC) regulations.

In December 2009, the Regulation on transactions with related parties was subject to modifications essentially aimed at adjusting it to the amendment made to IAS 24 and at adopting the best market practices on this matter, in anticipation of the recommendations eventually issued by the CMVM on this matter (12).

Within this framework, the most significant modification consisted in providing for rules for a prior assessment by the Audit Committee of the execution of certain related party transactions, where some material requirements as described on the Regulation are met.

In this way, the execution by the PT Group of any transaction with related parties the value of which is in excess of 100,000 Euros is now subject to prior favourable opinion by the Audit Committee. Furthermore, transactions with shareholders owners of a qualified holding or with special voting rights, with their relatives or with companies in a control or group relationship with the said shareholders or relatives, the amount of which exceeds 1,000,000 Euros are subject to approval by the Board of Directors. The Audit Committee’s opinion shall confirm that, in view of the justification submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the PT Group, notably as to the agreed terms and conditions.

Transactions with directors either of PT or of its subsidiaries, irrespectively of the amounts involved, are as well subject to the previous approval by the relevant Board of Directors, upon favourable opinion by the respective supervisory corporate body, as provided for under article 397 of the Portuguese Companies Code.

Transactions with related parties are identified as established by law and are disclosed in the annual, interim and quarterly financial information.

Sustainable Development and Social Responsibility Policy

PT’s corporate sustainability and social responsibility strategy are integrated in a consistent and transverse way within the Group and are based on the development and monitoring of a vast combination of practices and procedures at three main levels: economic, environmental and social. For such reason, PT has defined as its strategic goal to become a sustainability benchmark in Portugal and in the countries where PT operates.

Within this framework, PT is a signatory of and actively participates in a number of international organisations connected to the advancement of the best practices leading to sustainable development. PT is a signatory of the sustainability principles of the United Nations Global Compact, the Social Responsibility charter of the Union Network International, the sustainability charter of ETNO — European Telecommunications Network Operators Association, and is a member of the Business Council for Sustainable Development of Portugal (BCSD Portugal).

(12) Please see CMVM Recommendation 2010 IV.1.2

The sustainability report is published each year, simultaneously with the consolidated report and accounts, and it is prepared in accordance with the guidelines of the Global Reporting Initiative (GRI). The report is audited by an independent external entity. This document outlines the practices and economic, social and environmental references that allow the performance of the company to be highlighted in a three-dimensional sustainability perspective, as well as the commitments undertaken by PT towards its stakeholders.

APPENDIX III

Functions performed by members of the management body in other companies

The functions performed by each of the directors in other companies are as follows:

•                      Henrique Granadeiro (Chairman of the Board of Directors)

Functions in other PT Group companies:

Chairman of the General Board of Fundação Portugal Telecom

Functions in other entities:

Chairman of the General Board of the University of Lisbon

Member of the Strategy Council of Banco Finantia

Member of the General Board of COTEC Portugal — Associação Empresarial para a Inovação

Non-Executive Director of Fundação Eugénio de Almeida

Member of the Council of Founders of Fundação Casa da Música

Member of the Board of Directors of Fundação Portugal África

Vice-Chairman of the Board of ELO — Associação Portuguesa para o Desenvolvimento Económico e a Cooperação

•                      Zeinal Bava (Chief Executive Officer)

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Portugal, SGPS S.A.

Chairman of the Board of Directors of PT Comunicações, S.A.

Chairman of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, S.A.

Chairman of the Board of Directors of Portugal Telecom Inovação, S.A.

Chairman of the Board of Directors of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, S.A.

Chairman of the Board of Directors of PT Móveis — Serviços de Telecomunicações, SGPS S.A.

Chairman of the Board of Directors of Portugal Telecom — Investimentos Internacionais, Consultoria Internacional, S.A.

Chairman of the Board of Directors of PT Participações, S.A.

Chairman of the Board of Directors of PT Ventures, SGPS, S.A.

Chairman of the Board of Directors of Fundação Portugal Telecom

Functions in other entities:

Member of the Council of Founders of Casa da Música

Member of the Board of Directors of Fundação Luso Brasileira

Member of the Board of Directors of Fundação Portugal África

Member of the General Board of Cotec Portugal

•                       Luís Pacheco de Melo (Executive Director)

Functions in other PT Group companies:

Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A.

Director of PT Prestações — Mandatária de Aquisições de Gestão de Bens, S.A.

Director of Previsão — Sociedade Gestora de Fundos de Pensões, S.A.

Chairman of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, S.A.

Director of PT Móveis — Serviços de Telecomunicações, SGPS S.A

Director of Portugal Telecom Investimentos Internacionais, Consultoria Internacional, S.A.

Director of PT Participações, S.A.

Director of PT Ventures, SGPS S.A.

Member of the Board of Directors of Vivo Participações, S.A.

Member of the Board of Directors of Brasilcel

Member of the Board of Directors of Telemig Celular, S.A.

Member of the Board of Directors of UOL, S.A.

Director of Africatel Holdings B.V.

Director of Unitel, SARL

Chairman of the Management Board of Portugal Telecom Ásia, Limitada

Functions in other entities:

Not applicable.

•                       Carlos Alves Duarte (Executive Director)

Functions in other PT Group companies:

Director of PT Portugal, SGPS S.A.

Executive Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, S.A.

Executive Director of PT Comunicações, S.A.

Executive Director of TMN — Telecomunicações Móveis Nacionais, S.A.

Chairman of the Board of Directors of PT Sistemas de Informação, S.A.

Vice-Chairman of the Board of Directors of CaixaNet S.A.

Chairman of the Board of Directors of PT Prime Tradecom — Soluções Empresariais de Comércio Electrónico, S.A.

Functions in other entities:

Not applicable.

•                       Rui Pedro Soares (Executive Director)

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Centro Corporativo, S.A.

Director and Chief Executive Officer of Portugal Telecom Imobiliária, S.A.

Director of Africatel Holdings, BV

Chairman of the Board of Directors of Timor Telecom, S.A.

Chairman of the Board of Directors of TPT Telecomunicações Públicas de Timor, S.A.

On 17 February 2010, Executive Director Rui Pedro Soares resigned from office in all the abovementioned companies.

Functions in other entities:

Director of Tagusparque — Sociedade de Promoção e Desenvolvimento do Parque de Ciência e Tecnologia da Área de Lisboa, S.A.

Vice-Chairman of AIP — Associação Industrial Portuguesa

Chairman of APAN — Associação Portuguesa de Anunciantes

Member of the Board of Associação Comercial do Porto

•                       Manuel Rosa da Silva (Executive Director)

Functions in other PT Group companies:

Director of PT Portugal, SGPS S.A.

Executive Director of PT Comunicações, S.A.

Executive Director of TMN — Telecomunicações Móveis Nacionais, S.A.

Executive Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, S.A.

Director of PT Prime Tradecom — Soluções Empresariais de Comércio Electrónico, S.A.

Functions in other entities:

Director of Sportinveste — Multimédia, SGPS, S.A.

Director of Sportinveste — Multimédia, S.A.

•                       Fernando Soares Carneiro (Executive Director)

Functions in other PT Group companies:

Chairman of the Board of Directors of Previsão — Sociedade Gestora de Fundos de Pensões, S.A.

Chairman of the Board of Directors of PT Prestações — Mandatária de Aquisições e Gestão de Bens, S.A.

On 22 February 2010, Executive Director Fernando Soares Carneiro resigned from office in all the abovementioned companies.

Functions in other entities:

Not applicable.

•                       Shakhaf Wine (Executive Director)

Functions in other PT Group companies:

Executive Chairman and Chairman of the Board of Directors of Portugal Telecom Brasil, S.A.

Vice-Chairman of the Board of Directors of Brasicel N.V.

Chairman of the Control Committee of Brasicel N.V.

Vice-Chairman of the Board of Directors of Vivo Participações S.A.

Chairman of the Board of Directors of Mobitel S.A.

Chairman of the Board of Directors of PT Multimédia.com Brasil Ltda.

Member of the Board of Directors of Universo Online S.A.

Functions in other entities:

Not applicable.

•                       José María Álvarez-Pallete López (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Director of Telefónica, S.A.

Director of Telefónica Datacorp, S.A.U.

Executive Chairman of the Board of Directors of Telefónica Internacional S.A.U.

Vice-Chairman of the Board of Directors of Telefónica Móviles México S.A. de C.V.

Vice-Chairman of the Board of Directors of Telecomunicações do São Paulo S.A. (Telesp)

Alternate Director of Telefónica Chile, S.A. (CTC)

Director of Telefónica del Perú S.A.A.

Director of Colombia Telecomunicaciones S.A. ESP

Chairman of the Supervisory Board of Brasicel N.V.

Alternate Director of Telefónica Móviles Colombia S.A.

Director of Telefónica Larga Distancia de Puerto Rico, INC

Alternate Director of Telefónica Móviles Chile, S.A.

Alternate Director of Telefónica Argentina, S.A.

•                       Francisco Manuel Marques Bandeira (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A.

Chairman of the Board of Directors of Banco Português de Negócios S.A

Chairman of the Board of Directors of Banco Efisa

Non-Executive Chairman of Banco Caixa Geral Totta Angola, S.A.

Chairman of Parbanca, SGPS, S.A.

Director of Partang, SGPS, S.A.

Director of Parcaixa, SGPS, S.A.

Non-Executive Vice-Chairman of the Board of Directors of Banco Comercial e de Investimentos, SARL (Mozambique)

Non-Executive Chairman of the Management Board of Caixa Geral de Aposentações, I.P.

Non-Executive Director of Visabeira, SGPS, S.A.

Member of the Compensation Committee of REN — Redes Energéticas Nacionais, SGPS, S.A.

•                       José Xavier de Basto (Non-Executive Director and Member of the Audit Committee)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Member of the Financial Matters Committee of Millennium BCP, S.A., since April 2009

Member of the Centre of Studies of the Câmara dos Técnicos Oficiais de Contas (CTOC)

•                       Santiago Fernández Valbuena (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

General Manager for the Financial Matters and Corporate Development of Telefónica, S.A.

Chairman of the Board of Directors of Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. (E.G.F.P.)

Member of the Board of Directors of Grupo Ferrovial, S.A.

Sole Director of Telefónica Capital, S.A.

Chairman of the Board of Directors of Seguros de Vida y Pensiones Antares, S.A.

Chairman of the Board of Directors of Telefónica Finanzas, S.A.U.

•                       João de Mello Franco (Non-Executive Director and Chairman of the Audit Committee)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Director and Chairman of the Audit Committee of EDP Renováveis, S.A.

•                       Joaquim Goes (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Director of Banco Espírito Santo, S.A.

Director of E.S.VENTURES, SCR, S.A.

Director of BES — Companhia de Seguros, S.A.

Director of Glintt, Global Intelligent Technologies, SGPS S.A.

•                       Mário João de Matos Gomes (Non-Executive Director and Member of the Audit Committee)

Functions in other PT Group companies:

Chairman of the Supervisory Board of Previsão — Sociedade Gestora de Fundos de Pensões, S.A.

Functions in other entities:

Not applicable.

•                       Gerald McGowan (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Not applicable

•                       Rafael Luís Mora Funes (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Vice-Chairman of the Board of Directors / COO of Ongoing Strategy Investments, SGPS S.A.

Vice-Chairman of the Board of Directors of Grupo Económico, SGPS S.A.

Member of the Supervisory Board of INDEG —ISCTE Business School

Member of the Board of Automóvel Clube de Portugal

Managing Partner of Heidrick & Struggles

•                       Maria Helena Nazaré (Non-Executive Director)

Functions in other PT Group entities:

Not applicable.

Functions in other entities:

Principal of University of Aveiro

Vice-President of the European University Association (EUA) since March 2009

Chair of the working group of the EUA on Internationalization

Member of the Institutional Evaluation Group of the EUA since 2004

Chair of the Specialized Committee for the Research and Transfer of Knowledge of the Council of Portuguese Universities’ Principals

Member of the Expert Group established by the European Commission for the development of the European Research Area

Chair of Fundação João Jacinto de Magalhães

Member of the Executive Board of Fundação das Universidades Portuguesas

Member of the Steering Committee of the Institutional Evaluation EUA since 2005

•                       Amílcar de Morais Pires (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Director of Banco Espírito Santo, S.A.

Director of BES-Vida, Companhia de Seguros, S.A.

Director of Banco Espírito Santo de Investimento, S.A.

Chairman of the Board of Directors of Bank Espírito Santo (International) Limited

Chairman of the Board of Directors of BIC — International Bank, Ltd (BIBL)

Director of ESAF — Espírito Santo Activos Financeiros, SGPS S.A.

Director of Espírito Santo PLC (Dublin) Director of Banco Espírito Santo Oriente, S.A.

Director of BES Finance Limited

Director of ES Tech Ventures, Sociedade de Participações Sociais, S.A.

Director of Espírito Santo — Empresa de Prestação de Serviços, ACE

Chairman of the Board of Directors of AVISTAR, SGPS S.A.

Director of BES Àfrica, SGPS S.A.

•                       António Manuel Palma Ramalho (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Chairman of the Executive Board of Directors of UNICRE — Instituição Financeira de Crédito S.A.

Vice-Chairman of AIP-CE Associação Industrial Portuguesa — Confederação Empresarial

Independent Non-Executive Director of Soares da Costa, SGPS S.A.

Director of Visa Europe Ltd

•                       Francisco T. Pereira Soares (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Chairman of the Environment Committee of CEEP — Centro Europeu de Empresas com Participação Pública e de Interesse Económico Geral, Brussels

Consultant to Parpública, S.A.

•                       Jorge Tomé (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Director of Caixa Geral de Depósitos, S.A.

Chairman of the Board of Directors of Caixa — Banco de Investimento, S.A.

Chairman of the Board of Directors of Gerbanca, SGPS S.A.

Director of Banco Comercial e de Investimentos, S.A.

Chairman of the Board of Directors of TREM — Aluguer de Material Circulante, ACE

Chairman of the Board of Directors of TREM II — Aluguer de Material

Circulante, ACE Chairman of the Board of Directors of CREDIP — Instituição Financeira de Crédito, S.A.

Member of the Advisory and Strategy Committee of Fomentinvest, SGPS, S.A.

Vice-Chairman of the Board of Directors of Banco Caixa Geral — Brasil, S.A.

Member of the Board of Directors of Parcaixa, SGPS S.A.

Director of Cimpor — Cimentos de Portugal, SGPS, S.A.

•                       Paulo José Lopes Varela (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Chief Executive Officer of Grupo Visabeira, SGPS S.A.

Chairman of the Board of Directors of Visabeira Global, SGPS S.A.

Chairman of the Board of Directors of Vista Alegre Atlantis, S.A.

•                       Milton Almicar Silva Vargas (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Member of the Board of Directors of Cielo S.A. since July 2009

Effective member of the Board of Directors of CPM Braxis S.A. since July 2009

Effective member of the Board of Directors of Fleury S.A. since July 2009

Member of the Board of Directors of Monteiro Aranha S.A. since December 2009

•                       Nuno de Almeida e Vasconcellos (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Chairman of the Board of Directors of Rocha dos Santos Holding, SGPS S.A.

Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS S.A.

Chairman of the Board of Directors of Ongoing TMT

Chairman of the Board of Directors of Ongoing Media

Chairman of the Board of Directors of Ongoing Telecom

Chairman of the Board of Directors of Ongoing Technology

Chairman of the Board of Directors of Económica SGPS

Chairman of the Board of Directors of Rocksun, SA

Chairman of the Board of Directors of Insight Strategic Investments, SGPS S.A.

Non-Executive Director of Heidrick & Struggles

Member of the General Board of ISCTE

Member of the Board of Automóvel Clube de Portugal

Professional qualifications and professional activities performed during the last 5 years

Henrique Granadeiro (Chairman of the Board of Directors)

Portuguese, 66 years old.

Elected for the first time in 2003. Former term of office ended on 31 December 2008 and was re-elected in 2009 | Chief Executive Officer of Portugal Telecom, SGPS S.A. from 2006 to March 2008 | Chairman of the Board of Directors of Africatel Holdings B.V. from 2007 to 2008 | Chairman of the Board of Directors of PT Rede Fixa, SGPS S.A. from 2006 to 2009 | Chairman of the Board of Directors of PT Centro Corporativo, S.A. from 2006 to 2008 | Chairman of the Board of Directors of PT Portugal, SGPS S.A. from 2006 to 2007 | Chairman of the Board of Directors of Fundação Portugal Telecom from 2006 to 2008 | Non-Executive Member of the Board of Directors of OPCA — Obras Públicas e Cimento Armado, S.A. from 2005 to 2007 | Member of the Board of Directors of Espírito Santo Resources from 2005 to 2007 | Chairman of the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS S.A. from 2006 to 2007 | Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS S.A. from 2002 to 2006 | Non-Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, S.A., in 2001 | Chief Executive Officer of Lusomundo Media, SGPS S.A. from 2002 to 2004 | Chief Executive Officer of Diário de Notícias from 2002 to 2004 | Chief Executive Officer of Jornal do Fundão from 2002 to 2004 | Chief Executive Officer of Jornal de Notícias from 2002 to 2004 | Chief Executive Officer of TSF from 2002 to 2004 | Chief Executive Officer of Açoreano Oriental from 2002 to 2004 | Chief Executive Officer of DN da Madeira from 2002 to 2004 | Chairman of the Board of Directors of Aleluia — Cerâmica Comércio e Indústria, S.A. from 2000 to 2004 | Member of the Board of Directors of Aleluia — Cerâmica Comércio e Indústria, S.A. from 2004 to 2007 | Member of the Board of Directors of Parfil SGPS S.A. from 2001 to 2004 | Chairman of the Board of Directors of Margrimar - Mármores e Granitos S.A. from 1999 to 2005 | Chairman of the Board of Directors of Marmetal — Mármores e Materiais de Construção, S.A. from 1999 to 2005 | Member of the Board of Directors of Controljornal, SGPS S.A. from 1990 to 2001 | Member of the Board of Directors of Sojornal — Sociedade Jornalística e Editorial S.A. from 1990 to 2001 | Director of Marcepor — Mármores e Cerâmicas de Portugal, S.A. in 1990 | Chairman of Fundação Eugénio de Almeida from 1989 to 1992 | Chairman of IFADAP — Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 to 1990 | Managing Director of Fundação Eugénio de Almeida from 1981 to 1987 | Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981 | Member of the Board of Directors of Standard Eléctrica during 1981 | Portuguese Ambassador to the OECD from 1979 to 1981 | Head of the Civil House of the President of the Republic of Portugal from 1976 to 1979 | Graduate in Corporate Organization and Business Administration by the Instituto Universitário de Évora (Sociology Department).

Zeinal Bava (Chief Executive Officer)

Portuguese, 44 years old.

Elected for the first time in 2000. Former term of office ended on 31 December 2008 and was reelected in 2009. Appointed Chief Executive Officer of Portugal Telecom, SGPS S.A. since March 2008 | Chief Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A. from December 2005 to May 2006 | Chairman of the Board of Directors of PT Centro Corporativo, S.A. from March 2006 to April 2009 | Chairman of the Board of Directors of PT — Sistemas de Informação, S.A. from September 2007 to April 2009 | Member of the Board of Directors of PT Rede Fixa, SGPS S.A. from March 2006 to June 2009 | Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 to June 2008 | Chairman of the Board of Directors of Previsão — Sociedade Gestora de Fundos de Pensões, S.A. from March 2003 to October 2007 | Member of the Board of Directors of Brasilcel, NV from December 2002 to October 2007 | Chief Executive Officer of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS S.A. from May 2003 to September 2007 | Chairman of the Board of Directors of TV Cabo Portugal, S.A. from March 2004 to September 2007 | Chairman of the Board of Directors of PT Conteúdos — Actividade de Televisão e de Produção de Conteúdos, S.A. until September 2007 | Vice-Chairman of the Board of Directors of PT Multimédia —

Serviços de Telecomunicações e Multimédia, SGPS, S.A. from November 2002 to September 2007 | Chairman of the Board of Directors of Lusomundo Cinemas, S.A. until September 2007 | Chairman of the Board of Directors of Lusomundo Audiovisuais, S.A. until September 2007 | Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, S.A. until September 2007 | Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A. from April 2004 to April 2006 | Chairman of the Board of Directors of PT Prestações — Mandatária de Aquisições de Gestão de Bens, S.A. from March 2004 to 2006 | Member of the Board of Directors of PT Sistemas de Informação, S.A. from May 2004 to April 2006 | Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 to April 2006 | Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. from January 2004 to December 2005 | Member of the Board of Directors of Páginas Amarelas, S.A. from January 2004 to May 2005 | Member of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, S.A. from May 2003 to 2005 | Member of the Board of Directors of CRT Celular Participações, S.A. from 2003 to 2005 | Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 to 2005 | Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 to 2005 | Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 to 2005 | Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 to March 2004 | Member of the Board of Directors of BEST — Banco Electrónico de Serviço Total, S.A. from May 2001 to October 2004 | Member of the Board of Directors of Telesp Celular Participações, S.A. from April 2001 to December 2003 | Vice-Chairman of the Board of Directors of PT Ventures, SGPS S.A. from 2000 to 2002 | Merrill Lynch — Executive Director and Relationship Manager for Portugal Telecom, from 1998 to 1999 | Deutsche Morgan Grenfell — Executive Director and Relationship Manager for Portugal Telecom from 1996 to 1998 | Warburg Dillon Read — Executive Director from 1989 to 1996 | Graduate in Electronic and Electrotechnical Engineering by the University College, London.

Luís Pacheco de Melo (Executive Director)

Portuguese, 43 years old.

Elected for the first time in 2006. Former term of office ended on 31 December 2008 and was re-elected in 2009 | Non-Executive Director of BEST — Banco Electrónico de Serviço Total, S.A. until 2007 | Non-Executive Director of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 to May 2008 | Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from May 2008 to March 2009 | Director of PT Compras — Serviços de Consultoria e Negociação, S.A. from April 2008 to March 2009 | Director of Previsão — Sociedade Gestora de Fundos de Pensões, S.A. from May 2006 to October 2007 | Chairman of the Board of Directors of Previsão — Sociedade Gestora de Fundos de Pensões, S.A. from October 2007 to March 2009 | Chairman of the Board of Directors of PT Contact — Telemarketing e Serviços de Informação, S.A. from July 2008 to March 2009 | Chairman of the Board of Directors of PT-ACS — Associação de Cuidados de Saúde from May 2007 to April 2009 | Director of PT Centro Corporativo, S.A. from November 2006 to April 2009 | Director of PT Rede Fixa, SGPS S.A. from November 2007 to June 2009 | Member of the Board of Directors of Telemig Celular Participações, S.A. from August 2008 to November 2009 | Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimedia, SGPS, S.A. from June 2002 to April 2006 | Director of Cabo TV Madeirense, S.A. from April 2004 to September 2006 | Chairman of the Board of Directors of Cabo TV Açoreana, S.A. from December 2004 to October 2007 | Director of TV Cabo Portugal, S.A. from 2002 to 2006 | Director of Lusomundo Audiovisuais, S.A. from 2002 to 2006 | Director of Lusomundo Cinemas, S.A. from 2002 to 2006 | Director of Lusomundo — Sociedade de Investimentos Imobiliários, SGPS, S.A. from March 2006 to March 2007 | Director of Lusomundo Imobiliária 2, S.A. from March 2006 to March 2007 | Director of PT Conteúdos S.A. from 2002 to 2006 | Director of PT Televisão por Cabo, SGPS, S.A. from 2002 to 2006 | Director of Sport TV from June 2002 to November 2005 | Director of Lusomundo España, SL from February 2003 to April 2006 | Central Manager and invited member of the Executive Committee of BES Investimento from 1998 to 2002 | Associate and Director of UBS Warburg from 1994 to 1998 | Graduate in Civil Engineering by the Instituto Superior Técnico with an MBA by IESE Barcelona.

Carlos Alves Duarte (Executive Director)

Portuguese, 49 years old.

Appointed for the first time in 2009 | Director and Chief Executive Officer of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. from July 2003 to March 2008 | Executive Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, S.A. from May 2003 to February 2009 | Director of BEST — Banco Electrónico de Serviço Total, S.A. from January 2006 to October 2007 | Chief Executive Officer of Oni Telecom from June 2000 to March 2003 | Chief Executive Officer of Oni Açores from June 2000 to March 2003 | Executive Chairman of EDS Ibéria from November 1996 to May 2000 | Among other duties in IBM, Global Services General Manager of IBM from December 1986 to October 1996 | Chairman of the Board of Directors of Rigorsoft from 1995 to November 1996 | Executive Director of Compensa, SA, from 1995 to November 1996 | Graduate in Mechanical Engineering by the Instituto Superior Técnico, post-graduate in Welding Engineering by the ISQ, Master in Marketing Management and Sales by the DS, with several post-graduate courses in the London Business School (United Kingdom), IESE (Spain) and Universidade Católica (Portugal).

Rui Pedro Soares (Executive Director)

Portuguese, 37 years old.

Elected for the first time in 2006. Former term of office ended on 31 December 2008 and was re-elected in 2009 | Chairman of the Board of Directors of PT Imobiliária, S.A., from 2006 to 2007 | Executive Director of PT Compras — Serviços de Consultoria e Negociação, S.A. from 2005 to 2006 | Consultant to the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, S.A., in the Business Intelligence, Evaluation of Service Quality, Safety and Management of Real Estate, from 2001 to 2004 | Executive in Business Intelligence and Competitive Analysis at Banco Cetelem, Grupo Banque National de Paris/Paribas, from 2000 to 2001 | Assistant of the Socialist Group at the European Parliament from 1998 to 2000 | Graduate in Marketing Management by the IPAM - Instituto Português de Administração de Marketing.

Manuel Rosa da Silva (Executive Director)

Portuguese, 42 years old.

Elected for the first time in 2009 | Director of PT Multimédia — Serviços de Telecomunicação e Multimédia, SGPS, S.A. from April 2006 to October 2007 | Director of PT Comunicações, S.A. from 2004 to 2006 | Group Director of Corporate Finance in Portugal Telecom, SGPS S.A. from 2002 to 2003 | Group Director of Investor Relations in Portugal Telecom, SGPS S.A. from 2002 to 2003 | CFO of PTM.com, Serviços de Acesso à Internet, SGPS S.A. from 2000 to 2002 | Vice-Chairman of Merrill Lynch London | Director of mergers and acquisitions at Morgan Grenfell Londres | Associate in Investment Banking at SG Warburg London | Consultant at KPMG Consulting London, where he worked with the European telecommunications team in several projects in Europe, United States of America, Eastern Europe and Latin America | Graduate in Systems Engineering by the Instituto Superior Técnico de Lisboa.

Fernando Soares Carneiro (Executive Director)

Portuguese, 60 years old.

Elected for the first time in 2006. Former term of office ended on 31 December 2008 and was re-elected in 2009 | Executive Director of Portugal Telecom, SGPS S.A. since March 2009 | Member of the Board of Directors and of the Executive Committee of REN, SGPS S.A. until March 30, 2009 | Between 2003 and 2006, economy adviser at the Portuguese Embassy in London and representative of Portugal at the International Organizations of Base Products | Between 2002 and 2003, consultant | Chairman of the Board of Directors of Somincor, Sociedade Mineira de Neves-Corvo, S.A. from 1998 to 2002 | Chairman of the Board of Directors of EDM — Empresa de Desenvolvimento Mineiro, S.A. from 1998 to 2002 | Director

of the International Copper Association from 1998 to 2002 | Director of the European Bank for Reconstruction and Development from 1993 to 1998 | Director of the World Bank Group from 1989 to 1993 | Graduate in Mining Engineering by the Instituto Superior Técnico, Universidade Técnica de Lisboa.

Shakhaf Wine (Executive Director)

Brazilian, 40 years old.

Elected in 2009 | Member of the Board of Directors of PT Investimentos Internacionais — Consultoria Internacional, S.A. from May 2006 to March 2009 | Member of the Board of Directors of PT Participações, SGPS S.A. from March 2008 to March 2009 | Member of the Board of Directors of PT Móveis — Serviços de Telecomunicações, SGPS S.A. from May 2006 to March 2009 | Member of the Board of Directors of PT Ventures, SGPS S.A. from May 2006 to March 2009 | Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from March 2004 to October 2006 | Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. from March 2004 to February 2006 | Member of the Board of Directors of Tele Leste Participações S.A. from July 2005 to February 2006 | Member of the Board of Directors of Celular CRT Participações S.A. from March 2004 to February 2006 | Member of the Board of Directors of Banco1.net S.A. from April 2003 to July 2004 | Member of the Board of Directors of PT Multimédia.com Participações Ltda. from April 2005 to November 2007 | Director of Investment Banking and responsible for the European corporate clients in the global telecommunications group of Merrill Lynch International between 1998 and 2003 | Senior Associate Director in the departments of Latin America and Telecommunications Groups of Deutsche Morgan Grenfell between 1993 and 1998 | Interbank exchange trader and dealer of the Brazilian Central Bank at Banco Icatu between 1991 and 1993 | Graduate in Economics by PUC, Pontifícia Universidade Católica, of Rio de Janeiro.

José María Álvarez-Pallete López (Non-Executive Director)

Spanish, 46 years old

Elected for the first time in 2008. Former term of office ended on 31 December 2008 and was re-elected in 2009 | He started his career at Arthur Young Auditors in 1987 and at Benito&Monjardin/Kidder, Peabody & Co. in 1988. In 1995 he joined the Compañia Valenciana de Cementos Portland (Cemex) as head of the Investor Relations department. In 1996 he was promoted to CFO of the company and in 1998 to General Director of Administration and Finance of Cemex Group in Indonesia, Jakarta | In February 1999 he joined Grupo Telefónica as General Director of Finance of Telefónica Internacional, S.A. General Director of Corporate Finance of Telefónica, S.A. in September 1999. Director of Cemex Singapura, Telefónica Publicidad e Informácion, S.A., Telefónica de España S.A., Telefónica Móviles Espana, S.A., Telefónica O2 Europe, Plc., China Netcom Group Corporation Limited and member of the Supervisory Board of Telefónica O2 Czech Republic a.s. | Graduate in Economics by Complutense University, Madrid. He attended the economics courses at Université Libre, Belgium. Post-Graduate in International Management Program, by the Instituto Panamericano of High-Management of Companies (IPADE). “Advanced Research Certificate from the Accounting, Financial Administration and Economy Department” from Complutense University Madrid.

Francisco Bandeira (Non-Executive Director)

Portuguese, 52 years old

Elected for the first time in 2008 .| Former term of office ended on 31 December 2008 and was re-elected in 2009 .|. Non-Executive member of the Board of Directors of Grupo Pestana Pousadas from January 2007 to March 2009 | Non-Executive member of the Board of Directors of AdP — Águas de Portugal, SGPS S.A. from October 2006 to March 2009 | Chairman of the Board of Directors of Banco Caixa Geral from January to December 2008 | Chairman of the Board of Directors of Locarent—Companhia Portuguesa de Aluguer de Viaturas, S.A. from October 2006 to March 2008 | Director of Caixa Geral de Depósitos S.A. from 2005 to 2008 | Chairman of the Board of Directors of Caixa Leasing e Factoring—Instituição Financeira de Crédito, S.A. from 2006 to 2008 | Non-Executive Director of

RAVE from 2001 to 2002 | Non-Executive Director of FIEP from 1997 to 2001 | Vice-Chairman of the Board of Directors of ICEP from 1996 to 2000 | Member of the committees for EXPO 98 and for the Pavilhão de Portugal, from 1996 to 1999 | Officer, Sub-manager, Assistant-manager, Manager and Coordinating Manager of Banco de Fomento e Exterior, from 1988 to 1996 | Assistant to the Coordination Committee of the Portuguese Central Territory (Assessor da Comissão de Coordenação da Região Centro), in the PIDR for Baixo Mondego, from 1986 to 1988 | Officer at the IFADAP, from 1981 to 1986 | Lecturer in special education school (Ensino Especial), from 1975 to 1979 | Graduate in Economics by the University of Coimbra.

José Xavier de Basto (Non-Executive Director and Member of the Audit Committee)

Portuguese, 71 years old

Elected for the first time in 2007 | Former term of office ended on 31 December 2008 and was re-elected in 2009 | Tax Consultant | Retired lecturer at the Faculty of Economics of the University of Coimbra | Graduate in Law degree by the University of Coimbra (1960). Complementary Course in Political Economic Sciences (1961).

Santiago Fernández-Valbuena (Non-Executive Director)

Spanish, 51 years old

Elected for the first time in 2008 | Former term of office ended on 31 December 2008 and was re-elected in 2009 | Chief Executive Officer of Fonditel (Pension Fund Management Company), Madrid from 1997 to 2002 | General Manager of Société Générale Equities Spain, Madrid from 1994 to 1996 | Head of Equity Sales and Research, Beta Capital, Madrid from 1992 to 1994 | Chief Economist and Head of Research, Beta Capital, Madrid from 1989 to 1992 | He has a degree in Economic and Business Administration Sciences by the Complutense University, Madrid, 1980 | PhD in Economics, by Northeastern University Boston, 1984 | Master (MS) in Economic Policy and Planning, by Northeastern University Boston, 1983.

João de Mello Franco (Non-Executive Director and Chairman of the Audit Committee)

Portuguese, 63 years old.

Elected for the first time in 1997. Former term of office ended on 31 December 2008 and was re-elected in 2009 | Director of José de Mello Participações, SGPS, S.A. from 2002 to 2006 | Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 to 2004 | Chairman of the Board of Directors of José de Mello Residências e Serviços from 2001 to 2004 | Chairman of the Board of Directors of Imopólis (SGFII) from 2001 to 2004 | Chairman of the Board of Directors of Engimais from 2001 to 2004 | Member of the Board of Directors of International Shipowners Reinsurance Co from 1998 to 2005 | Member of the Senior Council of Portugal Telecom from 1996 to 1997 | Chairman of the Board of Directors of Soponata — Sociedade Portuguesa de Navios Tanques, S.A. from 1997 to 2001 | Chief Executive Office and Vice-Chairman of the Board of Directors of LISNAVE from 1995 to 1997 | Chairman of the Board of Directors of Marconi from 1994 to 1995 | Chairman of the Board of Directors of Guiné Telecom from 1994 to 1995 | Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 to 1995 | Member of the Board of Directors of CN — Comunicações Nacionais, S.A. from 1993 to 1995 | Chairman of the Board of Directors of Associação Portuguesa para o Desenvolvimento das Comunicações from 1993 to 1995 | Chairman of the Board of Directors of TMN — Telecomunicações Móveis Nacionais, S.A. from 1991 to 1994 | Chairman of the Board of Directors of TLP — Telefones de Lisboa e Porto, S.A. from 1989 to 1994 | Manager of TDC — Tecnologia das Comunicações, Lda. from 1986 to 1989 | Graduate in Mechanical Engineering by the Instituto Superior Técnico | Scholarship by Junta de Energia Nuclear for a specialization in Nuclear Power Plant Mechanical Technology | Additional Training in Strategic Management and High Business Management (PADE).

Joaquim Goes (Non-Executive Director)

Portuguese, 43 years old.

Elected for the first time in 2000. Former term of office ended on 31 December 2008 and was re-elected in 2009 | Member of the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS S.A. from August 2002 to September 2007 | Director of ESDATA, Espírito Santo Data, SGPS S.A. from 1999 to 2009 | Director of Companhia de Seguros Tranquilidade-Vida, S.A. from 2002 to 2006 | Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos, S.A. from 2000 to 2006 | Member of the Board of Directors of BEST — Banco Electrónico de Serviço Total, S.A. from May 2001 to July 2007 | Manager of the Strategic Markting Department of Banco Espírito Santo, S.A. from 1995 to 1999 | Manager of the Strategic Planning and Studies Department of CIMPOR — Cimentos de Portugal, SA from 1994 to 1995 | Senior Consultant at Roland Berger & Partner, Munich from 1991 to 1993 | Consultant of Roland Berger & Partner, Portugal from 1989 to 1991 | Graduate in Business Administration and Management | Specialization in Marketing and Finance, by Universidade Católica Portuguesa | MBA by INSEAD, Fontainebleau.

Mário João de Matos Gomes (Non-Executive Director and Member of the Audit Committee)

Portuguese, 62 years old.

Elected for the first time in 2009 | Since 1971 and during approximately twelve years following his graduation, he worked in one of the biggest international auditing and management consulting firms (ARTHUR ANDERSEN & CO.), where he coordinated the audit and tax consulting departments | Since January 1983 and for about four years, he worked as Permanent Consultant — Advisor to the Board of Directors of an important metal-electromechanical engineering company, particularly in issues relating to the improvement of its management information systems and operations control | From January 1974 to March 2009 he was Auditor of several industrial, commercial and service companies of a relevant dimension and importance either at a national or an international level and acquired experience in the performance of these activities in a public institution, as well as in the telecommunications, insurance, banking and capital markets sectors | He currently takes part in the Registration Committee of the Association of Chartered Certified Accountants (OROC) with which he also collaborates, as a Controller-Rapporteur, within the Quality Control Programs in respect to the work of auditors and chartered accountants | In the OROC he participated for several years in the Internship and Professional Training Committees, and he also held the position of Chairman of the Technical Committee on Insurance Companies, with a relevant intervention in the drafting of Auditing Guideline 830 — Review of Financial and Statistical Elements of Insurance Companies and Pension Funds Management Companies | Between 1985 and 2001, he worked as Assistente Convidado in the ISEG, where he lectured Auditing | He prepared an Auditing Manual and Course within both his academic activities and trainings he performed for clients and other interested people. Upon invitation by the Technical and Training Committee of OROC, he also conducted several trainings both for the preparation of candidates for their admission to the OROC and for the update of already registered members of OROC | He took part in several trainings either in Portugal or abroad, as a student or as a teacher, in particular during the period he worked for ARTHUR ANDERSEN & CO. | Graduate in Finance by the ISEG (1971).

Gerald McGowan (Non-Executive Director)

American, 63 years old.

Elected for the first time in 2003. Former term of office ended on 31 December 2008 and was re-elected in 2009 | Member of the Board of Directors of Virgina Center for Innovative Technology from 2004 to 2007 | United States Ambassador to Portugal from 1998 to 2001 | Member of the Board of Directors of “Overseas Private Investment Corporation” (OPIC) from 1996 to 1997 | Member of the Board of Directors of Virginia Port Authority from 2002 to 2003 | Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 to 1994 | Graduate in Law by Georgetown University Law Center (J.D. 1974) and Georgetown University (B.S.B.A. 1968).

Rafael Luis Mora Funes (Non-Executive Director)

Spanish, 44 years old.

Elected for the first time in 2007 | Former term of office ended on 31 December 2008 and was re-elected in 2009 | Member of the Sustainability and Governance Committee of the Millennium BCP Group until 2007 | Graduate in Economics and Management by Málaga University.

Maria Helena Vaz de Carvalho Nazaré

Portuguese, 60 years old.

Elected in 2009 | President of the College of Health Sciences of the University of Aveiro between June 2000 and January 2002 | Member of the Board of Directors of Administração do Porto de Aveiro, S.A. (from 1999 to 2000) | President of the Columbus Association: network of European and Latin American universities | Coordinator of the University research unit “Física de Semicondutores em Camadas, Optoelectrónica e Sistemas Desordenados” (from 1996 to 1999) | Vice-Principal of the UA (from 1991 to 1998) | President of the Research Institute of the University of Aveiro (1995-1998) | Chairman of the Executive Board of Fundação João Jacinto de Magalhães (1993-1998) | Member of the Coordination Committee of the International Conference of Defects in Semiconductors (1997) | Vice-Chairman of the University of Aveiro Scientific Board (1990-1991) | President of the governing board of the Department of Physics (1978-1980; 1986-1988) | Graduate in Physics by the Universidade de Lisboa in 1972 | Doctor of Philosophy: Solid State Physics, Wheatstone Physics Laboratory, by the King’s College London, University of London in 1978 | PhD in Physics — speciality of solid state physics, University of Aveiro in 1979 | “Agregação” in Physics, University of Aveiro in 1987.

Amílcar de Morais Pires (Non-Executive Director)

Portuguese, 48 years old.

Elected for the first time in 2006 | Former term of office ended on 31 December 2008 and was re-elected in 2009 | Engaged to Banco Espírito Santo, Finance Department, in 1986 | Appointed Sub-Manager and Head of the Financial Markets and Securities Department in 1989 | Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, S.A. from July 1991 to February 1992 | Assistant Manager of the Financial Markets and Securities Department and Member of the Board of Directors of ESER, Socª until 1995 | Coordinating Manager of the Finance, Markets and Studies Departments and person responsible for the management of the treasury department of BES | Adviser of the Board of Directors of Banco Espírito Santo, S.A., in July 2000 | General Manager of Banco Espírito Santo, S.A. in March 2003 | Director of Banco Espírito Santo, S.A. since March 2004. Graduate in Economy Sciences by the Universidade Católica Portuguesa.

António Manuel Palma Ramalho (Non-Executive Director)

Portuguese, 49 years old.

Elected in 2009 | Chief Executive Officer of CP — Companhia de Caminhos de Ferro Portugueses, E.P. from 2004 to 2006 | In Santander Group: Executive Director of the Group and of Crédito Predial Português from 2000 to 2003 | In Champalimaud Group: Director of Banco Totta & Açores from 1997 to 2000, Crédito Predial Português from 1997 to 2000, Banco Chemical Finance from 1998 to 2000, and Banco Pinto & Sotto Mayor from 1993 to 2000 | Director of Bolsa de Valores de Lisboa (Lisbon stock exchange) and of SIBS — Sociedade Interbancária de Serviços, S.A. | Member of the Superior Board of Universidade Católica from 1987 to 1989 | Member of the Advisory Committee of Estudos Superiores Financeiros e Fiscais | Graduate in Law by the Universidade Católica Portuguesa | Attended the courses of the master in International Legal Sciences by the Universidade Católica Portuguesa | Post graduate in International Capital Markets by the International Finance Institute, ST. Catherine’s College, Oxford.

Francisco T. Pereira Soares (Non-Executive Director)

Portuguese, 60 years old.

Elected for the first time in 2006 | Former term of office ended on 31 December 2008 and was re-elected in 2009 | Director of Gadsa — Arquivo e Depósito, S.A. from October 2006 to October 2008 | Economic Consultant at the Civil House of the President of the Republic of Portugal, from 2001 to 2006 | Chief Executive Officer of API Capital, Sociedade de Capital de Risco, S.A., from January 2003 to October 2004 | Chairman of the Board of Directors of API Capital, Sociedade de Capital de Risco, S.A., from May 2004 to January 2005 | Director of NAER - Novo Aeroporto, S.A. from 2001 to 2002 | Director and Chief Executive Officer of I.P.E. — Tecnologias de Informação. SGPS S.A. from 2000 to 2001 | Executive Director of I.P.E. — Investimentos e Participações Empresariais, S.A. from 1996 to 2000 | Chairman of the Board of Directors of I.P.E. Capital, Sociedade de Capital de Risco, S.A. from 1996 to 2000 | Member of the Board of Ambelis — Agência para a Modernização Económica de Lisboa, S.A. from 1994 to 1996 | Graduate in Economics by the ISCEF (Universidade Técnica de Lisboa), 1972 | Master of Science in Management by Arthur D. Little Management Education Institute, Cambridge Massachusetts, EUA (1979) | Master in Public Administration by Harvard University, John F. Kennedy School of Government, Cambridge Massachusetts, USA (1981).

Jorge Tomé (Non-Executive Director)

Portuguese, 55 years old.

Elected for the first time in 2002. Former term of office ended on 31 December 2008 and was re-elected in 2009 | Chief Executive Officer of Caixa — Banco de Investimento, S.A. from 2001 to 2007 | Non-Executive Director of Caixa Gestão de Patrimónios from 2001 to 2005 | Director of the Insurance Companies of Grupo BANIF: Açoreana, O Trabalho, O Trabalho Vida and Director of Pension and Mutual Funds managing companies from 1996 to 2001 | Partner at Coopers & Lybrand in Portugal from June 1995 to November 1996 | Manager of the International Division of Banco Pinto & Sotto Mayor, S.A., in 1995 | Director of Banco Pinto & Sotto Mayor from March 1994 to January 1995 | Executive Director of SULPEDIP, SA (currently PME Investimentos, S.A.) from June 1989 to March 1994 | Technical Officer at the Securities Directorate of Banco Pinto & Sotto Mayor in 1985 | Securities sub-manager and Manager of Banco Pinto & Sotto Mayor from 1986 to 1994 | Technical Officer of Coopers & Lybrand Lda., from 1980 to 1982 | Economist at the IAPMEI (Instituto de Apoio às Pequenas e Médias Empresas e ao Investimento), from 1979 to 1980 | Graduate in Business Organization and Administration by the ISCTE and Master in Applied Economy by the Faculdade de Economia, Universidade Nova de Lisboa.

Paulo José Lopes Varela (Non-Executive Director)

Portuguese, 41 years old.

Elected in 2009 | He has always been related to Grupo Visabeira, which he joined in 1992. He lived for some years in Mozambique and Angola, where, as Chairman of the Board of Directors of Visabeira Moçambique and Visabeira Angola, he was responsible for the institutional representation of the Group, general coordination of the activities of the Grupo Visabeira’s subsidiaries in such countries, representation of the shareholder Grupo Visabeira in the management bodies of its subsidiaries and planning and strategy definition of the Group’s businesses, including its integrated financial management | In November 2009 he was appointed Chairman of the Board of Directors of Vista Alegre Atlantis, S.A. | Graduate in Law by the Faculdade de Direito da Universidade de Coimbra.

Milton Almicar Silva Vargas (Non-Executive Director)

Brazilian, 53 years old.

Elected in 2009 | Department Director from December 1997 to March 2000, Executive Director from March 2000 to March 2002 and Executive Vice-Chairman of the Board of Directors of Banco Bradesco, S.A.

from March 2002 to June 2009 | He was also member of the management bodies of the other companies of Grupo Bradesco | Effective member of the Board of Directors of CPM Braxis S.A. from June 2000 to April 2005 | Member of the managing body and Managing Director of Fundação Bradesco, Member of the Board of Directors and Managing Director of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição (FIMADEN), Member of the Board of Directors of the Investor Relations Brazilian Institute — IBRI, Effective Member of the Supervisory Board of the Fundo Garantidor de Créditos — FGC, Member of the Board of Directors of the Brazilian Association of Public Companies (ABRASCA), Member of the Auto Regulation Board of FEBRABAN, and Bradesco representative in the Managing Board of the Instituto Brasileiro de Pesquisas Contábeis, Atuariais e Financeiras — IPECAFI | Graduate in Business Administration by the UNIFIEO — Centro Universitário FIEO, Osasco.

Nuno de Almeida e Vasconcellos (Non-Executive Director)

Portuguese, 45 years old.

Elected for the first time in 2006. Former term of office ended on 31 December 2008 and was re-elected in 2009 | From 1995 to 2006, Managing Partner in Portugal for consulting field of Heidrick & Struggles | Member of the Compensation Committee of a banking entity until 2007 | Manager of Andersen Consulting (currently Accenture) from 1987 to 1995 | Graduate in Business Administration by the Curry College, Boston.

APPENDIX IV

Declaration of the Board of Directors on the remuneration applicable to PT Group officers (in the meaning of article 248B-3 of the Portuguese Securities Code)

Remunerations as defined for the PT Group officers (in the meaning of article 248B-3 of the Portuguese Securities Code) are determined, within each Group operational company, by a compensation committee composed of two executive directors of the PT Group and a corporate manager in the field of Human Resources, by taking into account the job performed in each business area and corporate body or management office.

Along the years, fixed remunerations have been subject to an internal harmonization process, as well as to benchmarking with similar companies.

In addition to a fixed remuneration, the said officers — notably subsidiary directors — earn a variable remuneration, which is actually fixed each year by PT’s Executive Committee, taking into account the evaluation of individual performance for the immediately preceding period and considering the accomplishment of goals in each officer’s area or function, as well as each officer’s contribution to the achievement of the overall goals defined for the PT Group. In determining such variable remuneration, the committee takes into consideration, notably, quantitative indicators, operational and financial included, and indicators of a qualitative nature (such as management and leadership proficiency), which are weighed together with the nature of the job performed and the relative importance of the company in question within the Portugal Telecom Group structure.

The evaluation of the performance of such officers is further based on an analysis of the risks undertaken by the same, chiefly of business risks as listed in item II.5 of this Governance Report, and in their compliance with the checks and balances mechanisms instituted for the Group, notably by involving the various relevant corporate management offices and their respective subsidiary board members in decision-making procedures entailing risk undertaking.

APPENDIX V

Statement of the Compensation Committee on the remuneration policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS, S.A.

Whereas:

1.               Following the entry into force of the Law no. 28/2009, of June 19th (“Law on Remunerations”), the management body or the remuneration committee, if applicable, of companies with securities admitted to trading on a regulated market (“Listed Companies”) shall annually submit a statement on the remuneration policy of the members of the management and supervisory bodies to the approval of the General Meeting;

2.               Also according to the Law on Remunerations, Listed Companies shall disclose in their annual financial statements the remuneration policy of the members of the management and supervisory bodies, as well as the annual remunerations perceived by such members, on an individual and aggregate basis;

3.               On its turn, Recommendation II.1.5.2 of the Corporate Governance Code, approved by the Portuguese Securities Exchange Commission (“Comissão do Mercado de Valores Mobiliários” or “CMVM”) in September 2007, to be taken into account for the purposes of preparing the annual corporate governance report related to 2009, recommends the submission of a statement on the remuneration policy of the managing and supervisory bodies to the annual General Shareholders Meting for its consideration;

4.               In light of this context and with the purpose of, on the one hand, complying with those provisions and, on the other hand, strengthening the transparency of the process for determining the remunerations, the Compensation Committee of Portugal Telecom, SGPS, S.A. (“PT SGPS” or the “Company”) submits a statement on the remuneration policy of the managing and supervisory bodies, including, but not limited to, the contents established in the Law on Remunerations and in Recommendation II.1.5.2 of CMVM, to the approval of the Annual General Shareholders Meeting to be held on April 16th, 2010;

5.               As a structure aiming to provide technical support to the Compensation Committee, the Evaluation Committee of the Board of Directors of PT SGPS is responsible for providing and presenting its opinion to the Compensation Committee on the annual statement on the remuneration policy of the managing and supervisory bodies to be submitted by the Compensation Committee to the General Shareholders Meeting;

6.               The policy approved by the Compensation Committee in office, on its meeting held on May 29th, 2009, is applicable to the current term of office (2009-2011) of the members of PT SGPS’ corporate bodies and is effective as of the date of the General Meeting which has elected them (i.e., as of March 27th, 2009).

Pursuant to the Law on Remunerations and to Recommendation II.1.5.2 of CMVM, the Compensation Committee of PT SGPS hereby submits to the approval of the annual General Shareholders Meeting the following statement on the remuneration policy of the managing and supervisory bodies made by reference to the financial year ended on December 31st, 2009 and effective as of March 27th, 2009, which includes the following models drawn up and implemented in line with the best national and international practices:

I.      Remuneration policy for the non-executive Directors, including the members of the Audit Committee:

The compensation of the non-executive members of the Board of Directors, including the members of the Audit Committee, is determined on the basis of an fixed model of an annual compensation established by the Compensation Committee (to be paid 14 times/year), without attendance tickets.

This fixed compensation takes into account the fact that some Directors also perform functions in any of the internal committees assisting the Board of Directors in its supervisory functions and/or the fact that some of those being deemed as independent Directors under the terms and for the purposes of article 414(5) of the Portuguese Companies Code. In particular, the Chairman of any internal committee of the Board (who does not also discharge the functions of Chairman of the Board of Directors, of Executive Committee or of Audit Committee), as well as the independent members, who are part of more than one internal committee, receive a supplement corresponding to twice the remuneration of a non-executive member.

Accordingly, this fixed remuneration considers the performance of functions as a member of the supervisory body, in particular, as Chairman or as financial expert member of the Audit Committee, taking into consideration that the discharge of functions in this corporate body implies the compliance with both the Portuguese rules and the mandatory rules applicable to the Company as foreign private issuer with securities admitted to trading in the New York Stock Exchange (“NYSE”), namely those set forth in the Sarbanes-Oxley Act and the regulations of the Securities Exchange Commission and of the NYSE.

The remuneration of the Chairman of the Board of Directors of PT SGPS corresponds to an annual fixed amount indexed to the annual fixed remuneration of the Chief Executive Officer and does not include a variable component. This fact does not precludes the capacity recognized to the Evaluation Committee of the Board of Directors to propose to the Compensation Committee the attribution of a premium to the Chairman of the Board of Directors at the end of the term of office, by virtue of the performance of the Group.

In line with Recommendation II.1.5.1 of CMVM, although this remuneration policy being drawn up in view of allowing an alignment with the Company’s interests, no variable remuneration is foreseen for the non-executive members of the managing body nor for the members of the supervisory body (without prejudice of the possibility of attributing a premium to the Chairman of the Board of Directors, in the terms described in the previous paragraph).

II.             Remuneration policy of the executive Directors:

The remuneration of executive Directors takes into account the short and medium term performance of PT SGPS, as well as such performance when compared to other companies of a similar dimension and business.

The remuneration of the executive Directors is composed of a fixed portion and a variable portion, where this latter: (i) shall only be due if an average of 85% of the goals is achieved; and (ii) in what concerns to the annual variable remuneration, it may go up to 90% of the fixed remuneration and in what respects to pluri-annual variable remuneration, it may go up to 70% of the fixed remuneration, if the pre-established goals for each one of these situations are met (being the goals related to that annual remuneration established in the beginning of each year and those related to the mentioned pluri-annual remuneration established in the beginning of the term of office) in accordance with the parameters and criteria hereby identified, in particular, in section b. below.

a. Fixed remuneration:

The value of the fixed remuneration of the executive Directors was determined on the basis of a benchmark study. In this study, companies integrating the PSI20, IBEX35, CAC40, DJ Eurostoxx 50 were analyzed, as well as European telecommunications companies comparable to PT SGPS.

In addition, the determination of the fixed component of the remuneration of the executive Directors has taken into account the acceptance of the Chief Executive Officer’s initiative to reduce his own fixed remuneration in 10% to mobilize all Group sectors for the accrued effort that the global crisis context means to the pursuance of PT SGPS’ Strategic Plan, being such reduction applied to all the members of the Executive Committee.

b. Variable remuneration:

The variable remuneration policy at PT SGPS is governed by the following principles aiming to ensure a clear alignment between the executive Directors’ interests and the Company’s interests, in accordance with Recommendation II.1.5.1 of CMVM:

•                  Pursuing and achievement of goals through the quality, work capacity, dedication and business know-how;

•                  PT SGPS’ incentive and compensation policy shall capture, motivate and retain the “best professionals” within the market as well as the executive team stability;

•                  Implementing a professionalized management approach based upon the definition and control the pursuance of ambitious (although achievable) and measurable goals on a yearly and pluri-annual (term of office) basis, thus considering the evolution on the performance of the company and of the Group;

•                  Devolving a market oriented culture in line with its best practices, measured to the extent possible by a comparison of the company’s performance towards its goals vis a vis a benchmarking of its (national and international) reference market;

•                  Pursuing a high standard in the company’s management, through a set of entrepreneurial reference practices allowing the company’s business sustainability; For this purpose, a management philosophy with economic, environmental and social dimensions shall be implemented.

This variable component does neither include share allotment nor stock option plans.

(i) Annual Variable Remuneration

Taking in consideration PT SGPS’ practices and model in the last decade, the assessment of the performance of the Group’s executive Directors was indexed, on a yearly basis, to the achievement of objectives at a Group level.

The determination of the annual variable remuneration to be granted as a result of the performance in 2009 will be determined on the basis of a percentage of the annual fixed remuneration, calculated through the weighted average of the level of achievement of any of the following indicators, being due if such average reaches 85% of the established goals and if the company maintains the investment grade qualification at the end of each year (except if the loss of such qualification is a consequence of a strategic decision of the Board of Directors):

•                  Total shareholder return (“TSR”) ratio of PT SGPS compared with the sector of the DJ Stoxx Telecom Europe, where the TSR is understood as the sum of the share price variation and the value of the dividend per share;

•                  Dividend per share delta to be adjusted if the Board of Directors amends the dividends policy;

•                  Earning per share (“EPS”) growth delta;

•                  Revenues growth delta vis-à-vis a group of comparable companies;

•                  EBITDA growth delta vis-à-vis the same group of comparable companies;

•                  EBITDA growth delta minus CAPEX.

After determining the annual variable remuneration in accordance with this methodology, the Compensation Committee may increase or reduce the variable remuneration of the Chief Executive Officer and of the other executive Directors, upon a proposal, respectively, of the Evaluation Committee of the Board of Directors and of the Chief Executive Officer. In any case and depending on the level of achievement of the pre-established goals, the abovementioned annual variable remuneration will not exceed the fixed remuneration in more than 110%.

(ii) Pluri-annual variable remuneration

The determination of the pluri-annual variable remuneration is calculated each year and cumulatively over the term of office and paid at the end of the same to the members of the Executive Committee remaining in PT SGPS at the end of the term of office (this requirement is not mandatory if the member of the Executive Committee is not in PT SGPS by the end of the term of office by any reason not imputable to him) if the weighed average of all indicators in respect to the term of office reaches 85% of the established goals.

This yearly and cumulative calculation is based on the weighed average of the level of achievement of the following quantitative and qualitative indicators:

•                  Evolution of total shareholder return (“TSR”) compared with the sector of the DJ Stoxx Telecom Europe;

•                  Dividend per share delta to be adjusted if the Board of Directors amends the dividends policy;

•                  Earning per share (“EPS”) growth delta;

•                  EBITDA growth delta vis-à-vis by reference to the values prescribed in the Strategic Plan;

•                  Evolution of PT SGPS’ sustainability Index according to the DJSI methodology;

•                  Fulfilment of national and international strategic goals.

The annual calculation methodology of pluri-annual goals was chosen instead of the calculation of the value of the indicators exclusively at end of the term of office in order to make the oversight of the success on the implementation of the company’s strategy along the triennium more efficient.

If during any financial year, the amount is equal to zero, the amounts obtained in the previous financial years will not be lost if, at the end of the term of office, the result of the evaluation of pluri-annual indicators is, at least, higher than 85% of the foreseen goals. Otherwise, the accumulated amounts will be lost.

After the determination of the pluri-annual variable remuneration in accordance with this methodology, the Compensation Committee may increase or reduce the variable remuneration of the Chief Executive Officer and of the other executive Directors, upon a proposal, respectively, of the Evaluation Committee of the Board of Directors and of the Chief Executive Officer. In any case and depending on the level of achievement of the pre-established goals, the abovementioned annual variable remuneration will not exceed the fixed remuneration in more than 88%.

c. Alignment of the Directors’ interests with the Company’s interests

As described above, the annual and pluri-annual variable remuneration of PT SGPS’ executive Directors in office in 2009 is subject to their performance, as well as to its sustainability and ability to achieve certain strategic goals of the Group. Thus being envisaged contributing to optimize the long term performance and pursuing Group’s strategic goals as well as further aligning management interests with the Company’s and its Shareholders’ interests.

III. Remuneration policy of the Chartered Accountant

During the 2009 financial year, the Company’s Chartered Accountant was remunerated in accordance with the usual practices and conditions for similar services, further to its services agreement and the proposal of the Company’s Audit Committee.

The Compensation Committee of PT SGPS

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortization, and cost of equipment sales, per average number of users in the period.

CDMA	Code Division Multiple Access. Wireless interface technology for mobile networks based on spectral spreading of the radio signal and channel division by code domain.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

Euronext Lisbon	The domestic stock market upon which PT shares are listed and traded.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fiber-to-the-home. Next generation network that brings fibre to the customer premises.

GAAP	Generally Accepted Accounting Principles.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NGAN	Next generation acess network

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Board of Directors

Chairman

Henrique Granadeiro

CEO

Zeinal Bava

Executive officers

Luís Pacheco de Melo

Carlos Alves Duarte

Rui Pedro Soares

Manuel Rosa da Silva

Fernando Soares Carneiro

Shakhaf Wine

Non-executive officers

José Maria Alvarez-Pallete Lopéz

Francisco Manuel Marques Bandeira

José Guilherme Xavier de Basto

Santiago Fernández Valbuena

João Manuel de Mello Franco

Joaquim Aníbal Brito Freixial de Goes

Mário João de Matos Gomes

Gerald Stephen McGow an

Rafael Luís Mora Funes

Maria Helena Nazaré

Amílcar Carlos Ferreira de Morais Pires

António Manuel Palma Ramalho

Francisco Teixeira Pereira Soares

Jorge Humberto Correia Tomé

Paulo José Lopes Varela

Milton Almicar Silva Vargas

Nuno Rocha dos Santos de Almeida e Vasconcellos

Key figures	31 December 2009

Consolidated financial highlights	Euro million

	2009	2008	y.o.y
Operating revenues	6,784.7	6,720.9	0.9%
Operating costs, excluding PRBs and D&A	4,282.4	4,240.6	1.0%
EBITDA (1)	2,502.3	2,480.3	0.9%
Income from operations (2)	974.7	1,167.2	(16.5)%
Net income	683.9	576.1	18.7%
Capex (3)	1,268.3	1,242.3	2.1%
Capex as % of revenues (%)	18.7	18.5	0.2	pp
EBITDA minus Capex	1,234.0	1,238.0	(0.3)%
Free cash flow	869.5	216.5	n.m.
Net debt	5,528.0	5,571.3	(0.8)%
After-tax unfunded PRB obligations	1,078.5	1,330.2	(18.9)%

EBITDA margin (%) (4)	36.9	36.9	(0.0	)pp
Net debt / EBITDA (x)	2.2	2.2	(0.0	)x
EBITDA / net interest (x)	8.3	9.1	(0.8	)x

Basic earnings per share	0.78	0.64	22.9%
Diluted earnings per share (5)	0.76	0.62	21.8%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (3) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1H09) and the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08). (4) EBITDA margin = EBITDA / operating revenues. (5) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

Wireline operating data

	2009	2008	y.o.y
Main accesses (‘000)	4,587	4,298	6.7%
Retail accesses	4,189	3,864	8.4%
PSTN/ISDN	2,746	2,843	(3.4)%
Traffic-generating lines	2,612	2,668	(2.1)%
Carrier pre-selection	134	174	(23.2)%
ADSL retail	862	710	21.5%
TV customers	581	312	86.2%
Wholesale accesses	398	434	(8.3)%
Unbundled local loops	281	305	(8.1)%
Wholesale line rental	63	76	(16.2)%
ADSL wholesale	54	53	2.0%

Net additions (‘000)	289	132	118.9%
Retail accesses	325	191	70.2%
PSTN/ISDN	(96)	(173)	(44.4)%
Traffic-generating lines	(56)	(110)	(49.1)%
Carrier pre-selection	(40)	(63)	(36.2)%
ADSL retail	152	73	108.9%
TV customers	269	291	(7.7)%
Wholesale accesses	(36)	(59)	(39.0)%
Unbundled local loops	(25)	14	n.m.
Wholesale line rental	(12)	(65)	(81.0)%
ADSL wholesale	1	(8)	n.m.

Retail RGU per access (1)	1.53	1.36	12.2%
ARPU (Euro)	30.1	29.2	3.1%
Total traffic (million minutes)	11,225	11,888	(5.6)%
Retail traffic	4,713	4,990	(5.5)%
Wholesale traffic	6,512	6,898	(5.6)%
Employees	6,450	6,183	4.3%

(1) Retail accesses per PSTN/ISDN line.

Domestic mobile operating data (1)

	2009	2008	y.o.y
Customers (‘000)	7,252	6,933	4.6%
Net additions (‘000)	319	680	(53.1)%
Total traffic (million minutes)	9,848	9,047	8.9%
MOU (minutes)	117	115	1.8%
ARPU (Euro)	16.2	18.1	(10.6)%
Customer	14.0	14.9	(5.8)%
Interconnection	1.9	2.9	(34.7)%
Data as % of service revenues (%)	23.1	20.4	2.6	pp
SARC (Euro)	36.0	38.0	(5.3)%
Employees	1,004	1,082	(7.2)%

(1) Includes MVNO subscribers.

Brazilian mobile operating data (1)

	2009	2008	y.o.y
Customers (‘000)	51,744	44,945	15.1%
Market share (%)	29.7	29.8	(0.1	)pp
Net additions (‘000)	6,799	7,475	(9.0)%
Total traffic (million minutes)	52,106	40,843	27.6%
MOU (minutes)	92	86	6.3%
ARPU (R$)	26.4	29.2	(9.5)%
Customer	15.9	16.8	(5.8)%
Interconnection	10.3	12.1	(14.8)%
Data as % of service revenues (%)	13.6	10.2	3.4	pp
SARC (R$)	75.6	82.5	(8.4)%
Employees	10,598	8,386	26.4%

(1) Operating data calculated using Brazilian GAAP.

Addicional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share.

The company’s share capital, as at 31 December 2009, comprised 896,512,500 shares with a par value of 3 cents each, with 896,512,000 shares listed on the Euronext and the New York Stock Exchange. There were 36,697,379 ADRs registered on the same date, representing 4.1% of PT’s total share capital.

The number of shares outsanding adjusted for the 20.64mn own shares held through equity swaps was 876 million.

Stock market data

	2009	2008
As at 31 December
Share capital (Euro)	26,895,375	26,895,375
Number of shares issued	896,512,500	896,512,500
Number of shares outstanding	875,872,500	875,872,500
Price (Euro)	8.520	6.070
Market capitalisation (Euro million)	7,638	5,442

Gross dividend per share (Euro)	0.575	0.575
Dividend yield	6.7%	9.5%
Net Income (Euro million)	684	576
Pay-out-ratio	73.6%	87.4%

Price / transactions
High (Euro)	8.690	9.450
Low (Euro)	5.479	4.350
Volume (million of shares)	777	1,057
Traded Value (Euro million)	5,370	7,783

Performance
Portugal Telecom	40.4%	(32.0)%
PSI-20	33.5%	(51.3)%
DJ Stoxx Telecom Europe	11.3%	(36.5)%

Financial timetable 2010

4 March

Full year results 2009

16 April

Annual General Shareholders’ Meeting

Form 20-F filing with the SEC

22 April

First quarter results 2010

22 July

First half results 2010

21 October

First nine months results 2010

Contacts

Investor relations

Nuno Vieira

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.t.vieira@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

The Bank of New York

ADR Division

101 Barclay Street, 22nd Floor

New York, NY 10286, USA

Tel: +1 212 815 2367

Fax: +1 212 571 3050

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.